ACE LIMITED ANNUAL REPORT 2012


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insured.™

The ACE Group is one of the world's largest multiline property and casualty insurers. With operations in 53 countries, ACE provides commercial and personal property and casualty insurance, personal accident and supplemental health insurance, reinsurance and life insurance to a diverse group of clients. ACE Limited, the parent company of the ACE Group, is listed on the New York Stock Exchange (NYSE: ACE) and is a component of the S&P 500 index.

ACE is introducing a new brand expression in 2013 to help raise awareness of the company and differentiate it in the marketplace, particularly in consumer-facing businesses and fast-growing developing markets. Our new global tagline – ACE insured – powerfully connects the ACE name to the business we are in. It's a strong, assertive statement that signals a trusted relationship with our customers. Whether it's a corporate risk manager in London, a business owner in Indonesia, a farmer in Kansas, or a family in Mexico, all of our customers can say with confidence, "We are ACE insured."

CONTENTS


We are ACE insured.™

FINANCIAL SUMMARY

(in millions of U.S. dollars except per share data and ratios)	Years Ended December 31, 2012	December 31, 2011	Percentage Change
Gross premiums written	**$21,593**	$20,831	4%
Net premiums written	**16,075**	15,372	5%
Net premiums earned	**15,677**	15,387	2%
Income excluding net realized gains (losses)[1]	**2,624**	2,331	13%
Net income	**2,706**	1,540	76%
Diluted earnings per share	**7.89**	4.52	75%
Diluted earnings per share excluding net realized gains (losses)[1]	**7.65**	6.84	12%
Combined ratio[2]	**93.9%**	94.7%	NM
Total assets	**92,545**	87,321	6%
Shareholders' equity	**27,531**	24,332	13%
Book value per share	**80.90**	72.22	12%
Tangible book value per share	**66.28**	57.97	14%
Operating return on equity[3]	**11.0%**	10.6%	NM

Five-Year Financial Performance — Compound annual growth rates and averages, 2008-2012

Shareholders' equity	**10.6%**
Book value per share	**10.7%**
Tangible book value per share	**10.6%**
Average operating return on equity[3]	**13.3%**
Average combined ratio[2]	**91.4%**

(1) Income excluding net realized gains (losses) and the related income tax is a non-GAAP measure. We have chosen to make this disclosure because it enhances the understanding of our results from operations by highlighting the underlying profitability of our insurance business. We exclude net realized gains (losses) because the amount of these gains (losses) is heavily influenced by, and fluctuates in part according to, the availability of market opportunities.

(2) The combined ratio is the sum of the loss and loss expense ratio, policy acquisition cost ratio, and administrative expense ratio.

(3) Calculated using income excluding net realized gains (losses) divided by average shareholders' equity for the period excluding unrealized gains (losses) on investments after tax.

NM — not meaningful

In spite of slow global economic growth and continued uncertainty in the world, our company performed very well in 2012 and produced excellent financial results that extended our record of long-term industry outperformance. We brought to bear all of the fundamental strengths of our company – our underwriting know-how, broad product and distribution capabilities, local presence globally and balance sheet strength – to take advantage of growth opportunities from an improved commercial P&C pricing environment in the United States and favorable economic conditions and demographics in Asia and Latin America. We are a disciplined organization, focused on execution to produce current-year results while patiently but relentlessly investing for the future. In my judgment, we achieved much of what we set out to accomplish and ended the year in excellent shape. We have never been stronger operationally or financially, or better positioned to capitalize on future opportunity.

Continued on next page ▶



Evan G. Greenberg
Chairman and Chief Executive Officer

After-tax operating income of $2.6 billion was up 13% from 2011, while net income was up 76%. Our earnings were driven first by excellent underwriting results, which included $1.2 billion of underwriting income, up 11% over prior year, and a P&C combined ratio of 93.9%. Underwriting, or the art and science of taking risk, is a hallmark of our company – it defines our culture and is embedded in our ethos. We take risk for a living and so insist on making a profit when we do so. Together with a thoughtful, well-balanced mix of businesses, this underwriting discipline has served us well through all economic conditions and all stages of the commercial P&C pricing cycle. We have earned a cumulative underwriting profit since we were founded in 1985 and have outperformed the industry over any period of time. Our underwriting track record versus our North American and global peers over the last five years is illustrated above.

Combined Ratio vs. Peers

ACE's underwriting results outperformed the averages of North American and global peers over the last 5 years.

	Averages		
	1 year	3 year	5 year
North American Peers[1]	100.7%	100.5%	98.4%
Global Peers[2]	96.6%	97.5%	96.7%
ACE	93.9%	93.0%	91.4%

[1] AIG, Chubb, CNA, Hartford, Travelers, XL
[2] Allianz, AXA, Munich Re, QBE, RSA, Zurich



105%
100%
95%
90%
85%
2008
2009
2010
2011
2012

Whether it was too much water or not enough, harsh weather conditions in the United States impacted our results in 2012. Our U.S. crop insurance business, where we are the industry leader, was hurt by the most widespread drought conditions in America in over 50 years. We were also impacted in the fourth quarter by Superstorm Sandy, a circa $25 billion event for the industry and the second-largest natural catastrophe in U.S. history. Although down from the record level of natural disasters in 2011, catastrophe losses were higher than historical averages and the severe drought and Sandy-related flooding point to the increased volatility and unpredictability of weather, regardless of what one believes to be the cause. Recent years' events have challenged the limitations of industry risk models in forecasting loss with precision. Catastrophe risk models are tools for estimating loss from a natural event arising from an insurer's concentration of risk in a particular geography. Financial models of any kind don't express certainty and don't replace management judgment – they simply aid it. Acknowledging this reality, which is called basis risk, we endeavor to manage the amount of exposure we take in any one product or geographic area conservatively according to a measured appetite for risk. In 2012 our total pre-tax catastrophe losses were $633 million versus $859 million in 2011, and our crop insurance earnings were down about $190 million from 2011.

The historically low interest rate environment, now in its fourth year, continued to pressure yields and investment income for insurers, which are overwhelmingly long-term fixed income investors. Despite a continued decline in current market yields, we produced relatively good investment results, with over $2 billion in net investment income for the year, down less than 3%. The decline in our investment portfolio yield – from 4.2% at the beginning of the year to 3.7% at the end – was ameliorated to some extent by growth in our invested assets of more than $4.5 billion in the year to $60 billion. Given our considerable leverage to risk on the liability side of the balance sheet from our insurance risk-taking activities, we take a conservative approach to investing on the asset side. This means we don't reach for yield in our predominantly high-grade fixed income portfolio and we employ virtually no leverage. We are fiduciaries of these invested assets, which comprise the capital of our company and the loss reserves we hold to pay future policyholder claims.

Book value growth, shareholder returns and capital management

Our balance sheet continued to grow stronger in 2012 with total capital increasing 11% to $32.6 billion at December 31, up from $19.1 billion five years ago and just $9 billion 10 years ago. Net loss reserves grew 3% during the year to $25.9 billion at year-end. This was achieved even with $479 million in loss reserves released from prior years that proved redundant and so contributed to income in the current year. We treat our loss reserves prudently because they back our promise to pay claims, and to challenge our own judgment, we engage outside actuaries annually to assess the adequacy of our reserves in detail – a best and leading practice in our industry.

Almost a third of last year's increase in total capital was due to unrealized gains as a result of near-zero U.S. Treasury rates. Today's challenging low interest rate environment is a product of the Fed's quantitative easing efforts to stimulate economic growth and bring down unemployment. While these efforts are well intentioned, they penalize long-term savers including insurance companies and encourage greater risk-taking as investors reach for yield. Unrealized gains are really accelerated capital recognition that will evaporate gradually as the bonds in our portfolio mature – 3.9 years on average – or more rapidly if the Fed changes direction. Of course, selling the bonds today to realize the gains generally makes little sense – you simply trade away future investment income.

ACE is a growth company as measured by growth in book value, which is the clearest measure of shareholder wealth creation for a balance sheet business. In 2012 our book value per share grew 12% while tangible book value per share grew over 14%. Ten years ago, our book value was a little over $6 billion; today it's $27.5 billion. In our judgment, the preferred strategy to increase earnings and book value per share at this time in our history is first by growing the company, not by shrinking it through repurchasing our shares, although we do repurchase a modest amount of shares to offset dilution from our incentive compensation plans. We also pay out a reasonable percentage of our earnings in the form of dividends, producing an attractive dividend yield at year-end of 2.5%. We are a global company and there is plenty of growth opportunity around the globe for us to take advantage of over time – after all, we write only $22 billion of gross premiums in a $4.3 trillion worldwide insurance market. On the other side of the coin, we also hold capital for risk because we are in the risk business – the point I made earlier about the increasing unpredictability of weather events such as droughts and hurricanes is just one reminder.

To date, reinvesting capital in our company rather than returning it through share repurchases has worked well for our owners, and I believe that's demonstrated in our operating return on equity and total shareholder return. Last year, our operating ROE, which excludes unrealized gains, was 11% – not bad when compared to the average 10-year Treasury rate of 1.8% for the same period. Looking ahead, ROEs will stay under pressure until interest rates move higher. To provide some perspective on their impact, every 100-basis-point increase in our portfolio book yield is worth almost two points of ROE. For example, if last year's average 10-year Treasury rate was instead at its 10-year historical average of 3.6% and our portfolio yield was proportionally higher, our operating ROE would have been 3.6 points higher.

As the chart on the next page illustrates, we have a good track record of producing a superior operating ROE relative to our peers – an average 11.6% and 13.3% for the last three and five years, respectively. Good sustained book value growth and quality ROEs ultimately get reflected in the stock price, which performed well last year, returning 17.5% on a total-return basis. This compares with a 16% total return for the S&P 500 and 20% for the S&P 500

Property & Casualty Insurance Index, which benefited from a very low base after a negative return in 2011 when our total return was 14.5%. On a medium-term basis, our annualized total return over three years exceeded 19% compared to 10.7% for the S&P 500 and 9.4% for the S&P 500 P&C Insurance Index.

By the nature of our business, which has inherent volatility, and because of our underwriting discipline and the unpredictable timing of acquisitions, our growth and returns can be lumpy. This should not be a surprise given the long-term nature of the insurance business. Just-in-time capital is a fiction – when you don't need capital, it's cheap, and when you really need it, capital can be too expensive or simply not available. Therefore, we accept a modest amount of ROE dilution from the surplus capital we hold and consider it a rational price that a company managed for the longer term is willing to pay. Over the next 12 months, based on our forecasting, our surplus capital position will likely decline modestly as we pay for the acquisitions we announced in 2012, the dividends we will distribute to our shareholders, the shares we plan to repurchase to offset dilution from 2012 and 2013, and the evaporation of unrealized gains I described earlier.

Operating ROE vs. Peers

ACE's operating return on equity has exceeded the averages of North American and global peers over the last 5 years.

	Averages		
	1 year	3 year	5 year
ACE	11.0%	11.6%	13.3%
Global Peers[2]	10.1%	9.6%	10.7%
North American Peers[1]	8.1%	7.0%	7.8%

[1] AIG (except 2008), Chubb, CNA, Hartford, Travelers, XL
[2] Allianz, AXA, Munich Re, QBE, RSA, Zurich



20%
15%
10%
5%
0%
2008
2009
2010
2011
2012

In the last five years, ACE has invested $4.6 billion in acquisitions to improve the strategic capabilities and earnings power of our company. Additionally, we plan to complete the acquisitions of ABA Seguros and Fianzas Monterrey in Mexico in 2013 at the agreed purchase price of $1.2 billion. We calculate the internal rate of return (IRR) of shareholder funds spent on acquisitions completed from 2008-2012 to be 17%, which exceeds our current cost of equity capital of about 8%. By the way, this is a conservative calculation using our earnings multiple at year-end for the terminal value. If we had used the money to repurchase our shares, which were trading at historically low valuation multiples, the IRR would have been about 11% and ACE's operating ROE would have been only about 30 basis points better than our actual ROE with the acquisitions – a de minimis difference. Our long-term ROE with the acquisitions is superior to the short-term benefit of repurchasing our shares.

At the end of the day, we are not single-mindedly opposed to more aggressive capital management. There is a balance between holding a reasonable amount of capital for perceived opportunity over a medium-term time horizon and returning surplus capital to shareholders, which improves shorter-term ROE, especially in today's low interest rate environment. Capital management is an important function of executive management and the board of directors, and at ACE we treat it seriously and review our position regularly. If we determine that we cannot put our surplus capital to work productively over a reasonable period of time, we will consider more aggressive strategies to return capital to our shareholders, and that includes repurchasing our shares.

Acquisitions complement organic growth

In 2012 we completed the acquisition of Asuransi Jaya Proteksi in Indonesia – one of that country's top 10 general insurers and a leader in personal lines. Our Jakarta-based P&C and A&H business in Indonesia was quite small and primarily commercial lines oriented. With this acquisition, which provides us with a significant local insurance brand, a strong personal lines product line-up and a network of about 30 branches, ACE is now the seventh-largest P&C insurer in the country. The addition also nicely complements our growing life presence of over 3,000 agents and 12 offices.

In September we announced our intention to acquire Fianzas Monterrey, the second-largest surety company in Mexico and the third-largest in Latin America. With 25 branch offices and a network of 600 independent agents throughout Mexico, FM is recognized for its technical excellence, impressive management team and modern systems. In addition to enhancing our global franchise in surety, FM adds significantly to ACE Seguros, our existing commercial lines and personal accident insurance business in Mexico, which wrote about $215 million in net premiums in 2012. In October we also announced an agreement to acquire ABA Seguros, Mexico's fourth-largest personal lines insurance company. ABA is a well-established, well-recognized, agency-based insurer offering auto, homeowners and small business insurance products through nearly 2,000 independent agents and over 30 branch offices. The company also distributes its products through a network of auto dealerships and banks, and it has a solid service reputation with impressive creativity that can be leveraged across Mexico and the region.

From the day we first met them, we knew FM and ABA management and employees were one of us – they share our values and both are driven by returns and not market share. With the addition of FM and ABA, ACE becomes a top-five P&C insurer in Mexico – making the country the third-largest for ACE after the U.S. and the U.K. – and our business is well balanced between commercial and personal lines. Our overall presence in Latin America will expand from approximately $1.5 billion in annual net premiums, pre-acquisitions, to over $2 billion.

We are spending over $1.3 billion on these three transactions, which will be accretive to earnings in the first year and should meet or exceed our long-term ROE target of 15% in a reasonably short period of time – about 2-3 years. They also illustrate again how we use surplus capital to make acquisitions that complement our organic growth strategies and enhance our presence and capabilities in fast-growing countries of the world with good long-term potential. For example, both Indonesia and Mexico are large democracies that have embraced a greater degree of market-oriented economic principles, and both have significant natural resources and young populations. Over the next three, five and 10 years, wealth creation in Indonesia and Mexico should be strong with an emerging middle class and a growing large and small business community. In the case of Mexico, a new government advocating a broad set of reforms should position the country for superior growth.

Diversification by product, geography and distribution

The three acquisitions also advance the significant progress we have made to further deepen our local presence globally and diversify our company by product, geography and distribution. Greater diversification enables us to take advantage of global growth trends while also providing balance and a hedge against our exposure to risk in any one geography or portfolio, the P&C industry pricing cycle and the differences in economic conditions between the developed and developing worlds.

ACE is predominantly a global commercial and specialty P&C insurance company, and 10 years ago our commercial P&C gross premiums of $10.6 billion represented 84% of our company. On the other hand, in 2002, gross premiums for A&H, personal lines and life insurance (which at the time was simply life reinsurance) were $900 million, $200 million and $200 million, respectively, or 7%, 1% and 1%. We have been patiently and thoughtfully shifting our product balance, constructing a blend of products based on their risk profile, growth characteristics and fit with our capabilities and who we are. Today, on a pro forma basis including our Mexico acquisitions, commercial and specialty P&C gross premiums exceed $14 billion and represent 63% of the company. While premiums for commercial and specialty lines continued to grow, A&H, personal lines and life (with life sales now 81% life insurance versus 19% life reinsurance) have grown faster and are today $4 billion, $1.9 billion and $1 billion, respectively, or 18%, 9% and 5%.

This product diversification, coupled with our underwriting discipline, gives us greater flexibility to strategically shrink entire businesses depending on market conditions while continuing to grow the company overall. For example, between 2006 and 2011, due to an inability to earn an underwriting profit, we shed about $1.5-2.0 billion of commercial P&C volume in the U.S. and U.K. in lines such as risk transfer workers' compensation, North American excess and surplus lines-related primary casualty, and London wholesale market E&S. At the same time, we grew total company gross premiums 20%, from $17.4 billion to $20.8 billion, which included other areas of commercial P&C, A&H and personal lines, and our company's combined ratio averaged below 90%. There is a natural tension between growth and underwriting discipline, and I believe ACE has managed that tension well and will continue to do so.

We also have patiently built a broad and deep geographic presence, which is a unique strength that places us in a very select group of global insurers and gives us greater scope for the future. One-half of our business is in the U.S. with the balance conducted locally in 52 other countries. Ten years ago, Asia and Latin America represented 9% of our gross premiums. Today, including the acquisitions, these two regions represent 22% of the company, and our mix of business in Asia and Latin America – with A&H, life and personal lines particularly fast-growing – illustrates how we have pursued geographic opportunities in regions with the best growth potential.

One final dimension of diversification is distribution – who we are trying to reach and how best to do so. We have evolved dramatically from a company primarily dependent on retail and wholesale commercial P&C brokerage 10 years ago to one that has an incredibly broad, multi-channel distribution capability in many countries and product lines. We have built expertise and presence to reach distinct customer segments ranging from large global and commercial companies and small and mid-size businesses to individual consumers across the entire income range – high net worth, middle class and emerging middle class. In addition to commercial P&C brokerage, our distribution includes P&C agency – both independent and tied – to reach middle-market and SME businesses and consumers; life agency in Asia to reach middle-income individual


The three acquisitions also advance the significant progress we have made to further deepen our local presence globally and diversify our company by product, geography and distribution.

consumers; tied agents representing the personal accident and supplemental health insurance plans at our Combined Insurance unit; direct marketing channels to reach mobile phone users and the lower- and middle-income customers of banks, utilities and department stores; and travel agencies and airlines for marketing our travel accident plans. The distribution we use varies by geography and culture to ensure the optimal and appropriate channel to reach each customer segment we have chosen to pursue in a given market.

The external environment: still challenging

Of course, no matter how well we position ourselves strategically or how diligently we execute our strategies, we are exposed to the external environment, be it political, economic or the vagaries of the P&C insurance pricing cycle. After all, the insurance business is simply a reflection of the external environment, including society and its economic activity. If the economy is sluggish and exposures are stagnant or shrinking in a particular country, or if there is political volatility or extreme weather, our results are potentially impacted.

While economically and financially the world is a more stable place today than a year ago, and extreme risk appears to have diminished, we still face significant challenges as illustrated by three of the major economies. We have a relatively weak, underperforming but slowly improving U.S. economy with high unemployment, serious fiscal and political challenges, and expanding government regulation – all impacting private sector confidence. We have a European economy in recession and a lack of coordinated growth-oriented government action, coupled with deep structural flaws in the eurozone that will take years if ever to resolve. Meanwhile, we are at the beginning of a once-in-a-decade Chinese leadership transition with an economy that over time will require structural, social and political reform if China is to continue its prosperous development and sustained stability. There are also growing political and security-related tensions in the region between China and its neighbors as China's growing interests and influence extend beyond its borders. In sum, the three most important territories of the world are wrestling with deeply structural and not simply cyclical problems.

In the U.S., the business community and the American people are genuinely frustrated with the constant political gridlock and indecision on the most fundamental issues – and the uncertainty both are causing. One issue, in particular, looms large and threatens the country's long-term health and prosperity, and that's the national debt and fiscal discipline. The math could not be any clearer: the government in 2013 is projected to take in approximately $2.7 trillion in tax revenues annually but spend $3.6 trillion. 33% annual deficits are not sustainable. Even the simplest mind can understand this – just drop the zeros and you can relate it to your own household. Of the money collected, too much goes toward paying for government and not enough is invested in the country's current and future wealth-creating capabilities. Entitlements and debt service equal 65% of government spending today and, if left unchecked, in 10-15 years that number will approach 80%.

This is an issue that all Americans should be concerned about – whether you're worried about your country, your family, your business or just yourself. If not addressed, the U.S. deficit and entitlement spending will continue to severely damage economic growth and create a loss of confidence in the country resulting in much higher interest rates, a weaker dollar and a loss of leadership around the world. These views about the U.S. are already being formed in many countries.

Presidential and congressional leadership is needed to address this issue in a comprehensive manner and not simply by playing small ball – in other words, a clear bipartisan plan (which means compromise) that provides certainty about future fiscal discipline, coupled with immediate actions that stimulate and encourage private sector growth, increase business competitiveness, and in turn bring down unemployment. I am in favor of comprehensive tax reform that raises more revenue and encourages greater economic growth coupled with major entitlement reform that significantly reduces long-term spending levels. While I think the deficit will ultimately get addressed, I fear it will happen in a very inefficient and wrong-headed way through blunt instruments such as piecemeal tax increases and the sequester. Until the country solves its fiscal problem and targets support toward areas that improve competitiveness, the U.S. economy will continue to underperform, unemployment will remain relatively high and continued financial market volatility will remain a possibility – all while other countries are not standing still.

As for insurance market conditions, beginning in late 2011, large, well-established insurers in the U.S., feeling ROE pressures because of low interest rates and negative underwriting margins from years of price-cutting, started to exercise more underwriting discipline and focus on rate adequacy and less on market share. As a result, we continued to experience a pricing correction with insurance rates steadily trending higher over the last 4-6 quarters. Where underwriting results have been suffering the most, rates have risen more steeply – in areas such as workers' comp and property insurance, for example. Otherwise, rate increases were generally more modest – low-to-mid single digit. This was all good and our company benefitted as evidenced by our premium growth in the U.S.

To date, it has been a fairly orderly pricing correction – not what I would call a hard market. Rate increases have been spreading to more classes recently and we are beginning to achieve additional rate increases on risks that received modest increases last year. In most casualty-related classes, prices are still inadequate to earn a reasonable risk-adjusted return. While an increasing number of carriers are showing better discipline, there are still competitors reaching for market share.

Internationally, I see it the other way. An excess and growing supply of industry capital outweighs ROE pressures and a drive for growth in emerging markets is pressuring rates to stay mostly flat or decline. Competition in Asia and Latin America remains fierce while the U.K. has been showing some tentative signs of discipline but without much movement yet. Moreover, reinsurers continue to provide capacity to insurers globally including the U.S. at terms – catastrophe protection aside – that will not produce an adequate return on capital, particularly in casualty-related reinsurance classes. Barring a major event or series of events, I expect the pattern of price increases in the U.S. and softness internationally to continue for the foreseeable future.

Premium revenue growth

With all of that as context for the environment in which we operate, total company net written premiums in 2012 grew 6% on a constant-dollar basis to $16.1 billion. Excluding U.S. crop insurance, which is a unique public-private marketplace, net premiums grew over 9%. In commercial and specialty P&C, net written premiums globally were up the same amounts with and without crop insurance, 6% and 9%, with double-digit growth in the U.S., Asia and Latin America. Total net A&H premiums were up 3.6% for the year in constant dollars, with international up 8%, led by Asia and Latin America, both of which were up double-digit. Our direct marketing business was particularly strong while our travel insurance business continued its rapid growth. As previously forecast, we are seeing growing signs of strength returning to our Combined Insurance business, which was down 2% and has been more sensitive to the impact of economic conditions on its lower- and middle-income customer base and suffered from regulatory issues in the U.K., where we have been forced to shrink the last few years.

Net written premiums increased 5% and underwriting profitability was excellent in our global reinsurance business in 2012. Premium growth was particularly strong in property catastrophe lines in the U.S. and Japan. Despite major losses in the marine reinsurance market and the impact of Superstorm Sandy, ACE's global reinsurance business finished the year with a combined ratio of 77.5% – simply world class in a reinsurance market that is highly competitive. While many reinsurers are happy to write business at an underwriting loss, casualty classes in particular, our reinsurance business is disciplined and willing


How we manage the challenging external environment – the clarity of our strategy and thoroughness of our execution combined with a patient long-term view – is what will continue to distinguish us.

to shed volume when it cannot make an underwriting profit. This is a terrific franchise – a solid and steady contributor to our results.

We are rapidly growing our personal lines business, which was up almost 15% globally. We had strong double-digit growth in the U.S., where we focus exclusively on the high net worth market and have emerged as a real player in the category, and we had even faster growth in Europe, Asia and Latin America, where we offer a mix of traditional and specialty personal lines products. This business, by the way, is approaching $2 billion in gross premiums if we include the impact of our latest acquisitions in Indonesia and Mexico.

Lastly, ACE has a growing international life insurance business, which complements our consumer insurance strategy in developing economies and is focused primarily on Asia and secondarily on Latin America. Sales at ACE Life were up over 18% and the business achieved a milestone last year by making a positive contribution to earnings. As I have said before, building a life insurance business takes time and patience and in most countries we have done it from scratch. Ours is reaching a stage where the seeds we planted over the past seven years are now beginning to produce steadier premium growth and profitability that will increase in the years ahead, although our continued investment in distribution and expanded presence geographically will suppress rapid income growth over the short term.

The ACE brand – a new expression

It should be clear by now – our company has evolved dramatically over the last five and 10 years. We are no longer just a commercial P&C insurer serving large corporate customers in the developed markets of the U.S. and Western Europe. Today, our customers also include individuals purchasing life insurance for their families in Thailand, small business owners purchasing coverage in Malaysia, mobile phone users in Brazil purchasing insurance to protect their devices, and consumers buying auto and homeowners insurance in the U.S. and Indonesia. We realized that the ACE brand has to speak as confidently and persuasively to these new customer segments, and the agents and brokers who serve them, as it has done all these years to our commercial P&C customers – especially since this evolution will continue as part of our long-term strategy.

So, this year we are introducing a new expression of the ACE brand that we believe will help raise awareness of our company and differentiate us in the marketplace. At the heart of our new brand – and closely tied to our unique culture – is a promise we all share: We bring a can-do attitude to everything we do. This brand promise is backed by an attitude that is energetic, disciplined, optimistic and driven to deliver results for our customers and business partners. There is also an alertness or restlessness about us. We intend to always be on the lookout for opportunities and to get better at what we do. We stay on top of market developments and respond quickly. And we're not a one-size-fits-all organization – we adapt to the local marketplace to best serve all of our customers, wherever they are around the globe. We're not kidding ourselves that we currently deliver on this promise every day to every customer around the world. But I think as an ACE family we can "wear" this promise and be inspired by it. Our job collectively is to make that promise a reality.

I am confident in our ability to deliver on our new brand promise because I am so proud of my fellow ACE colleagues around the world, my senior management team and our board of directors. It is a privilege to serve with these impressive individuals in this global village and I am extremely grateful for their dedication and contributions to our results last year.

We will continue to face a challenging external environment in 2013 and beyond. That seems inevitable, and we are realists. How we manage that environment – the clarity of our strategy and hard-nosed thoroughness of execution combined with a patient long-term view – is what will continue to distinguish us. As this company's capabilities continue to evolve, our strategic options are accelerating. What I mean by that is as a result of our deepening geographic presence, product and distribution capabilities, our local and global general management depth and technical knowledge, and our balance sheet and scale of business, we can entertain growth opportunities – be they organic or acquisitions – in areas we simply couldn't consider before. Ultimately, over the long term, these are the attributes that separate the real winners from everyone else. I am optimistic for our future and confident that the can-do spirit and outperformance of ACE will endure. Thank you for believing in us.

Sincerely,



Evan G. Greenberg
Chairman and Chief Executive Officer

A LOCAL PRESENCE GLOBALLY

ACE has offices in the countries and territories listed below and can help clients manage their risks anywhere in the world.

Argentina
Australia
Austria
Bahrain
Belgium
Bermuda
Brazil
Canada
Chile
China
Colombia
Czech Republic
Denmark
Ecuador
Egypt
Finland
France
Germany
Gibraltar
Hong Kong
Hungary
Indonesia
Ireland
Italy
Japan
Korea
Macao
Malaysia
Mexico
Netherlands
New Zealand
Norway
Pakistan
Panama
Peru
Philippines
Poland
Portugal
Puerto Rico
Russia
Saudi Arabia
Singapore
South Africa
Spain
Sweden
Switzerland
Taiwan
Thailand
Turkey
United Arab Emirates
United Kingdom
United States
Vietnam



PRODUCTS AND DISTRIBUTION AROUND THE WORLD

Insurance — Overseas General

Insurance – Overseas General comprises **ACE International**, the company's retail broker-distributed business outside of North America, and **ACE Global Markets**, a London-based excess and surplus lines business that includes a syndicate on the Lloyd's trading floor. These businesses write a variety of coverage, including property, casualty, professional lines, marine, energy, aviation, political risk, construction risk, A&H and specialty consumer-oriented products. The segment also includes the international operations of **Combined Insurance**, which provides specialty accident and supplemental health insurance products to middle-income consumers in Europe, Latin America and Asia Pacific.

Insurance — North American

The businesses of the Insurance – North American segment serve clients ranging from the largest multinationals to mid-size and small businesses to high net worth individuals. **ACE USA**, which distributes coverage through retail brokers, provides a broad array of specialty property, casualty, and A&H insurance products and risk management services to corporate clients across the U.S. and Canada. **ACE Agriculture** provides crop insurance through its Rain and Hail unit, as well as specialty farm and agribusiness P&C coverages, through agents and brokers. **ACE Westchester** specializes in excess and surplus lines specialty products, including property, inland marine, casualty, professional lines, and environmental liability products distributed through wholesale brokers. **ACE Bermuda** writes high-level excess liability, property, political risk and directors and officers insurance worldwide. **ACE Private Risk Services** provides high net worth individuals and families with homeowners, automobile, valuables, umbrella and recreational marine insurance. **ACE Commercial Risk Services** offers specialty insurance products and solutions for small businesses through several distribution channels.

Global Reinsurance

Marketing its coverage worldwide under the **ACE Tempest Re** brand, the businesses of the Global Reinsurance segment provide a broad range of property and casualty reinsurance products to a diverse array of primary insurers. Business units include ACE Tempest Re Bermuda, ACE Tempest Re USA, ACE Tempest Re Canada, and ACE Tempest Re International, which encompasses P&C reinsurance operations based in London, São Paulo and Zurich. ACE Tempest Re also has operations in China and Brazil through Lloyd's.

Life

ACE Life provides traditional life insurance protection and savings products to meet the needs of individuals and groups in Asia, Latin America and the Middle East. The North American operations of **Combined Insurance**, which distributes specialty individual accident and supplemental health insurance products through captive agents to middle-income consumers in the U.S. and Canada, is also included in this segment's results.
ACE Tempest Life Re provides specialty life reinsurance products to life insurers.

With natural catastrophes outside of the U.S. causing far less havoc for insurers compared to 2011, the earnings power of the diverse businesses of the Insurance – Overseas General segment was on full display during 2012. Solid contributions from every region and product line enabled the segment to increase operating income by 44% to $994 million and improve its combined ratio to 89.7% from 94.5% in 2011.*

The commercial P&C business achieved double-digit overall growth in international markets, even though pricing largely remained flat in retail lines. Latin America and Asia grew at the highest rates. Premiums grew significantly in energy lines, particularly in Latin America; construction, with Asia Pacific producing most of the gains; and environmental, with strong contributions from Continental Europe. In surety, the company doubled its business in Latin America and established the capability in Europe. Pricing moved higher in excess and surplus lines at ACE Global Markets in areas such as property, financial lines and energy.

Asia, Latin America and Europe provided opportunities for the accelerated organic growth strategies of ACE's rapidly expanding personal lines and small commercial insurance business, which produced strong double-digit growth in revenue and earnings. Highlights included introducing and expanding specialty personal lines products as well as launching an international high net worth personal lines business and expanding the company's small and mid-size commercial business offerings.

The accident and health business continued to produce solid growth in each region, with consistent earnings. Much of the growth derives from direct marketing and travel insurance, where ACE continues to invest in its expertise and technology capabilities so that it can be a more effective partner to its airline and travel agency sponsors and to capitalize on emerging opportunities, such as the substantial growth in travel within and from Asia.

ACE took steps to build its capabilities and complement its organic growth in Asia and Latin America. The company completed the acquisition of Asuransi Jaya Proteksi, a top general insurer in Indonesia, gaining a strong personal lines business with local branches throughout the country. ACE also announced two purchases in Mexico that are scheduled to close in 2013 – surety bond specialist Fianzas Monterrey, and ABA Seguros, a leading personal lines insurer – both offering expansion possibilities in Mexico and throughout Latin America.

*Operating results were revised for 2011 and prior years due to a transfer of business to the Life segment effective January 1, 2012.



John Keogh
Vice Chairman and Chief Operating Officer
ACE Limited
Chairman
Insurance – Overseas General

Net Premiums Written
2008-2012
(in millions of U.S. dollars)

Year	Net Premiums Written
2012	$5,863
2011	$5,629
2010	$5,189
2009	$5,043
2008	$5,279

Combined Ratio
2008-2012

Year	Combined Ratio
2012	89.7%
2011	94.5%
2010	90.5%
2009	89.0%
2008	87.6%



Continental Europe Product Heads (l-r) Nadia Côté, Financial Lines; Gilbert Flepp, Cyber Risk; and Dorothée Prunier, Environmental, near ACE's offices in Paris.

Results for the Insurance – North American segment were clearly impacted by the major weather-related events of 2012 – Superstorm Sandy and the severe drought in the U.S. However, a favorable pricing environment, combined with its businesses' diverse earnings streams and focused efforts to optimize its underwriting portfolio, enhance distribution relationships and manage expenses, enabled the segment to deliver net written premium growth of 5%, operating income of $1.06 billion and a combined ratio of 97.1% for the year.

The firmer pricing that began in the second half of 2011 and continued throughout 2012 provided opportunities for most of the segment's businesses to produce top-line growth for the year. The segment's businesses also went on the offensive, introducing nearly 40 new or enhanced products in North America and earning top honors on *Advisen's* 2012 New Product Pacesetters list.

In the retail broker-distributed market, ACE USA delivered double-digit growth in net written premiums and enhanced profitability by applying the results of its portfolio management and data analytics efforts to grow at a faster rate in identified preferred segments, by increasing its risk appetite through innovative product expansions and by improving its visibility with strategic brokers.

In the excess and surplus lines market, pricing firmed significantly and ACE Westchester took full advantage of the shift, reversing course and growing its business at a double-digit rate, following several years of contraction to protect its bottom line. At ACE Bermuda, while all product areas expanded, the property line led the way due to increased business and rates following 2011's global catastrophes and greater per-risk capacity.

Within the Agriculture division, the Rain and Hail unit's crop insurance business suffered an underwriting loss due to the drought throughout the U.S., but the farm P&C business swung to an underwriting profit while integrating the Penn Millers agribusiness unit acquired in 2011. ACE Commercial Risk Services continued to build its talent and grew its high-margin Specialty and Programs businesses.

Superstorm Sandy provided the strongest test yet of the premium service capabilities of the ACE Private Risk Services U.S. high net worth personal lines business. ACE's claims team's response across this and other business lines affected by the storm and drought reinforced the company's strong service and claims paying reputation with clients.



John Lupica
Chairman
Insurance – North America

Net Premiums Written
2008-2012
(in millions of U.S. dollars)

Year	Net Premiums Written
2012	$7,208
2011	$6,851
2010	$5,797
2009	$5,641
2008	$5,636

Combined Ratio
2008-2012

Year	Combined Ratio
2012	97.1%
2011	93.8%
2010	90.3%
2009	89.8%
2008	91.1%



ACE USA's Carol Laufer (c), Executive Vice President, Excess Casualty, with team members Veronica Scutaro, Senior Vice President, Underwriting, and Alex Wells, Vice President, Underwriting, in ACE's New York office.

Although October's Superstorm Sandy impacted ACE Tempest Re's original line of business – property catastrophe reinsurance – and the most densely populated area of the United States, the company's ability to diversify its book of business and manage its exposure levels enabled it to deliver excellent financial results in 2012. While global catastrophes produced insured losses that were well below 2011's record levels yet still above industry expectations, the Global Reinsurance segment continued to generate strong underwriting profit, producing after-tax operating income of $499 million, up 24% from $401 million in 2011, and a combined ratio of 77.5%.

In a highly competitive reinsurance market with substantial industry capacity, ACE Tempest Re sought to expand the solutions it offers to its primary insurer clients and to focus on areas where pricing was firmer. For example, it expanded premium writings dramatically for reinstatement premium protection contracts to take advantage of attractive pricing, and also expanded its writings in the Florida market. In addition, product offerings were expanded to the property catastrophe retrocessional market in light of favorable market conditions, and the company expanded its presence in Japan and entered the Thailand market as a result of the market dislocations from the major disasters that hit those countries in 2011.

ACE Tempest Re also found opportunities to assist clients with their capital needs by offering more reinsurance programs that unlocked their capital or assisted in enhancing their ratings. In the U.S., it wrote a major loss portfolio transfer contract after increasing its writings in this area in 2011. As well, ACE Tempest Re wrote a number of property aggregate contracts in 2012 due to the need for increased capacity and structured solutions.

As a result of all of these market actions, ACE Tempest Re increased its net written premium volume by 5% over 2011 levels, all the while delivering satisfactory returns to shareholders and valued products to its clients.

In the competitive market of recent years, ACE Tempest Re has delivered strong financial performance by emphasizing risk selection and pricing discipline while providing financial security and capacity for clients and offering an expanding set of customized solutions for managing their risks.



Jacques Bonneau
Chairman
ACE Tempest Re Group

Net Premiums Written
2008-2012
(in millions of U.S. dollars)

Year	Net Premiums Written
2012	$1,025
2011	$979
2010	$1,075
2009	$1,038
2008	$914

Combined Ratio
2008-2012

Year	Combined Ratio
2012	77.5%
2011	85.6%
2010	72.5%
2009	59.2%
2008	75.8%



ACE Tempest Re Bermuda's Tim Mardon (r), Division President, with team members (l-r) Daniel Sullivan, Senior Vice President, Specialty Lines; Wayne Ashley, Chief Underwriting Officer, International; and Brock Webel, Chief Underwriting Officer, USA Property Catastrophe and Specialty Lines.

While economic conditions and low investment yields pressured life insurers globally in 2012, the businesses of ACE's Life segment grew net written premiums 3% to $2.0 billion and increased operating income 3% to $324 million.*

ACE Life achieved a milestone in its development in 2012, making its first positive contribution to earnings just seven years after establishing initial operations. By focusing on markets in Asia and Latin America with favorable economic and demographic trends – combined with pricing discipline, agency performance, cost management, and targeted investments in new growth areas – ACE Life delivered strong results for the year.

ACE Life's Indonesia operations grew aggressively, opening new offices and expanding its agency force to more than 3,000. The company also earned honors as top insurer by *Bisnis Indonesia*, a leading business publication. The Hong Kong operation produced good earnings from its large block of existing policies in force. In Hong Kong and throughout the region, the company is further developing alternative distribution strategies to complement its core agency channel.

Later in the year, ACE Life's business in Korea showed promising signs of growth and momentum, achieving new records in agent recruiting and sales, while the Thailand operation delivered improved sales and agency performance and the Taiwan unit produced solid results, taking advantage of growth opportunities through brokers and banks.

Faced with high inflation and strong competition from foreign insurers, ACE Life in Vietnam responded by expanding its agent force by 25% to over 10,000 and introducing new riders and other programs to meet the market challenges. In China, where the life insurance industry's growth paused in 2012, ACE's 36% joint venture with Huatai Insurance Group remained among the top insurers in the bancassurance market and the #4 position in the agency channel.

In Latin American markets, where the expanding middle-class segment prefers protection-oriented products, sales through employers and other affinity groups continued to grow.

In the North American operations of Combined Insurance, premium growth showed signs of picking up late in the year, while operating income remained strong. Its emphasis on agent recruiting continues and its commitment to hiring U.S. military veterans has earned it recognition as a top 10 military-friendly employer by *GI Jobs*.

*Operating results were revised for 2011 and prior years due to a transfer of business from the Insurance – Overseas General segment effective January 1, 2012.





Ed Clancy (top)
Chairman, Life
Executive Vice President
Global Accident & Health and Life

Russell Bundschuh
President
ACE Life

Net Premiums Written
2008-2012
(in millions of U.S. dollars)

Year	Net Premiums Written
2012	$1,979
2011	$1,913
2010	$1,647
2009	$1,577
2008	$1,251

Operating Income
2008-2012
(in millions of U.S. dollars)

Year	Operating Income
2012	$324
2011	$315
2010	$283
2009	$262
2008	$157



ACE Life Hong Kong's Yee Nin Lee (l), Vice President and Chief Financial Officer, and Diana Kwan, Vice President and Chief Marketing Officer, near the company's offices in Hong Kong.

ACE LIMITED BOARD OF DIRECTORS



Evan G. Greenberg
Chairman and
Chief Executive Officer
ACE Limited



Robert M. Hernandez
Lead Director
ACE Limited

Retired Vice Chairman
and Chief Financial
Officer
USX Corporation



Robert Ripp
Chairman
Lightpath
Technologies Inc.



Michael G. Atieh
Retired Executive
Chairman
Eyetech, Inc.



Peter Menikoff
Private Investor



Eugene B. Shanks, Jr.
Director
Federal Home Loan
Mortgage Corporation



Mary A. Cirillo
Advisor
Hudson Venture
Partners L.P.



Leo F. Mullin
Senior Advisor
Goldman Sachs Capital
Partners



Theodore E. Shasta
Retired Partner
Wellington Management
Company



Michael P. Connors
Chairman and
Chief Executive Officer
Information Services
Group, Inc.



Thomas J. Neff
Chairman
Spencer Stuart, U.S.



Olivier Steimer
Chairman of the Board
Banque Cantonale
Vaudoise

Board Committees

Audit Committee

Michael G. Atieh, Chairman
Peter Menikoff
Robert Ripp
Theodore E. Shasta

Compensation Committee

Michael P. Connors, Chairman
Mary A. Cirillo
Robert M. Hernandez
Thomas J. Neff

Nominating and Governance Committee

Thomas J. Neff, Chairman
Mary A. Cirillo
Robert M. Hernandez

Risk & Finance Committee

Olivier Steimer, Chairman
Michael P. Connors
Leo F. Mullin
Eugene B. Shanks, Jr.

Executive Committee

Evan G. Greenberg, Chairman
Robert M. Hernandez
Michael G. Atieh
Michael P. Connors
Thomas J. Neff
Olivier Steimer

ACE Limited Officers

Evan G. Greenberg
Chairman and Chief Executive Officer

John Keogh
Vice Chairman and Chief Operating Officer;
Chairman, Insurance – Overseas General

Philip V. Bancroft
Chief Financial Officer

Robert Cusumano
General Counsel

Brian E. Dowd
Office of the Chairman

Samantha Froud
Chief Administration Officer
Bermuda Operations

Frank Lattal
Chief Claims Officer

Paul Medini
Chief Accounting Officer

Sean Ringsted
Chief Risk Officer and Chief Actuary

ACE Group Executives

John Lupica
Chairman
Insurance – North America

Juan Andrade
Chief Operating Officer
ACE Overseas General;
Division President
Global Personal Lines and Small Commercial Insurance

Brad Bennett
President
Combined Insurance

Jacques Q. Bonneau
Chairman
ACE Tempest Re Group

Timothy Boroughs
Chief Investment Officer
ACE Group

Charles Brooks
Global Operations Officer
ACE Group

Russell G. Bundschuh
President
ACE Life

Jorge Luis Cazar
Regional President
ACE Latin America

Joseph S. Clabby
Regional President
ACE Continental Europe

Edward Clancy
Chairman, Life
Executive Vice President
Global Accident & Health and Life

Phillip B. Cole
Global Human Resources Officer
ACE Group

Michael Coleman
Division President
Agriculture/Rain and Hail

Robert Courtemanche
Chairman
ACE Private Risk Services

Rees Fletcher
Division President
ACE Bermuda

David Furby
Division President
Commercial Property & Casualty
ACE Overseas General

Kevin Goulding
Regional President, Asia Pacific
ACE Life

Marcos Gunn
Regional Chief Operating Officer
ACE Latin America

Jeffery Hager
Regional President
ACE Far East

Andrew Kendrick
Chairman
ACE European Group

Bruce Kessler
Division President
ACE Westchester

Rainer Kirchgaessner
Global Corporate Development Officer
ACE Group

Ken Koreyva
Treasurer
ACE Group

Edward M. Levin
Division President
Accident & Health
ACE Overseas General

David Lupica
Division President
ACE Commercial Risk Services

Chris Maleno
Division President
ACE USA

Timothy Mardon
Division President
ACE Tempest Re Bermuda

Patrick McGovern
Chief Communications Officer
ACE Group

Ashley Mullins
Global Compliance Officer
ACE Group

William O'Farrell
Chief Reinsurance Officer
ACE Group

Darryl Page
Division President
International Personal and Business Insurance

Constantin Petalas
Division President
ACE Tempest Re Canada

Steve Roberts
Managing Director
ACE Tempest Re International

David Robinson
Regional President
ACE UK and Ireland

Julie Schaekel
Chief Auditor
ACE Group

Matthew Shaw
Division President
ACE Global Markets

Kevin Shearan
Chief Information Officer
ACE Group

Damien Sullivan
Regional President
ACE Asia Pacific

James E. Wixtead
Division President
ACE Tempest Re USA

SHAREHOLDER INFORMATION

Visit the Investor Information section of acegroup.com, write to the Investor Relations Department at ACE Limited or e-mail investorrelations@acegroup.com for copies of the company's reports to the Securities and Exchange Commission on Form 10-K, Form 10-Q or Form 8-K, all of which are available without charge.

Address Investor Relations Inquiries to:

Investor Relations
ACE Limited
17 Woodbourne Avenue
Hamilton HM 08
Bermuda
Tel: 441 299 9283
Fax: 441 292 8675
E-mail: investorrelations@acegroup.com

Transfer Agent & Registrar:

Computershare
480 Washington Boulevard
Jersey City, NJ 07310 USA
US: 1 877 522 3752
Outside the US: 201 680 6898

Address Shareholder Inquiries to:
Computershare
480 Washington Boulevard
Jersey City, NJ 07310 USA
Website: www.cpushareownerservices.com/cpuportal

Send Certificates for Transfer and Address Changes to:

Computershare
P.O. Box 43078
Providence, RI 02940-3078 USA
Attn: Shareholder Services

Independent Auditors:

PricewaterhouseCoopers AG
Birchstrasse 160
8050 Zurich
Switzerland
Tel: 41 58 792 44 00

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
Philadelphia, PA 19103 USA
Tel: 267 330 3000

New York Stock Exchange Symbol:

ACE

ACE Common Shares CUSIP Number:

H0023R10-5

CEO and CFO Certifications

In 2012, ACE Limited's Chief Executive Officer (CEO) provided to the New York Stock Exchange the annual CEO certification regarding ACE Limited's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, in 2012, ACE Limited filed with the U.S. Securities and Exchange Commission all certifications of its CEO and Chief Financial Officer required by the Sarbanes-Oxley Act of 2002.

Price Range of Common Shares and Dividends

As of February 14, 2013, the company had 339,318,053 Common Shares outstanding with 4,164 registered holders of Common Shares. The accompanying table sets forth the cash dividends and the high and low closing sales prices of our Common Shares, as reported on the NYSE Composite Tape for the periods indicated. From July 2008 through March 31, 2011, ACE Limited paid dividends by way of par value reduction. Subsequent 2011 dividends were distributed from capital contribution reserves (additional paid-in capital) through the transfer of dividends from additional paid-in capital to retained earnings under the method approved by our shareholders at the May 2011 annual general meeting. At our May 2012 annual general meeting, our shareholders approved a dividend for the following year, payable in four quarterly installments after the May 2012 annual general meeting in the form of a distribution by way of a par value reduction.

	2012				2011			
			Dividends				Dividends	
Quarter Ending	**High**	**Low**	**USD**	**CHF**	High	Low	USD	CHF
March 31	**$74.21**	**$68.98**	**$0.59**[1]	**0.53**	$65.74	$60.15	$0.33	0.30
June 30	**$77.00**	**$70.00**	**$0.49**	**0.48**	$69.35	$63.95	$0.35	0.29
September 30	**$77.04**	**$69.17**	**$0.49**	**0.45**	$68.38	$58.98	$0.35	0.31
December 31	**$81.70**	**$76.10**	**$0.49**	**0.45**	$73.33	$59.11	$0.35	0.32

(1) On January 9, 2012, ACE's shareholders approved a dividend resolution that increased the quarterly dividend installments from $0.35 to $0.47 per share for the quarters ended December 31, 2011 and March 31, 2012. Due to the timing of the approval, the $0.12 per share increase related to the quarter ended December 31, 2011 installment is included in the quarter ended March 31, 2012 dividend amount.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from to
Commission File No. 1-11778

ACE LIMITED

(Exact name of registrant as specified in its charter)


RECEIVED
APR 22 2013
193

Switzerland	**98-0091805**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Baerengasse 32
Zurich, Switzerland CH-8001
(Address of principal executive offices) (Zip Code)
+41 (0)43 456 76 00
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Shares, par value CHF 28.89 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference into Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of voting stock held by non-affiliates as of June 29, 2012 (the last business day of the registrant's most recently completed second fiscal quarter), was approximately $25 billion. For the purposes of this computation, shares held by directors and officers of the registrant have been excluded. Such exclusion is not intended, nor shall it be deemed, to be an admission that such persons are affiliates of the registrant.

As of February 14, 2013 there were 339,318,053 Common Shares par value CHF 28.89 of the registrant outstanding.

Documents Incorporated by Reference

Certain portions of the registrant's definitive proxy statement relating to its 2013 Annual General Meeting of Shareholders are incorporated by reference into Part III of this report.

[This Page Intentionally Left Blank]

ACE LIMITED INDEX TO 10-K

ITEM 1. Business

General Development of Business

ACE Limited is the Swiss-incorporated holding company of the ACE Group of Companies. ACE opened its business office in Bermuda in 1985 and continues to maintain operations in Bermuda. ACE Limited, which is headquartered in Zurich, Switzerland, and its direct and indirect subsidiaries (collectively, the ACE Group of Companies, ACE, we, us, or our) are a global insurance and reinsurance organization, serving the needs of a diverse group of clients around the world. We offer commercial insurance products and service offerings such as risk management programs, loss control and engineering and complex claims management. We provide specialized insurance products ranging from Directors & Officers (D&O) and professional liability to various specialty-casualty and umbrella and excess casualty lines to niche areas such as aviation and energy. We also offer personal lines insurance coverage including homeowners, automobile, valuables, umbrella liability and recreational marine products. In addition, we supply personal accident, supplemental health, and life insurance to individuals in select countries. At December 31, 2012, we had total assets of $93 billion and shareholders' equity of $28 billion.

We have grown our business through increased premium volume, expansion of product offerings and geographic reach, and acquisition of other companies.

On September 18, 2012, we acquired 80 percent of PT Asuransi Jaya Proteksi (JaPro) and on January 3, 2013 our local partner acquired the remaining 20 percent. Refer to Note 2 to the Consolidated Financial Statements for additional information. The acquisition of JaPro diversified our business in Indonesia with a well-established personal lines insurance franchise, and expanded the potential for accident and health (A&H) and commercial property and casualty (P&C) businesses. JaPro operates under our Insurance – Overseas General segment and the consolidated financial statements include the results of JaPro from the acquisition date.

During 2012, we announced that we reached definitive agreements to acquire Fianzas Monterrey, a leading surety lines company in Mexico, as well as ABA Seguros, a P&C insurer in Mexico that provides automobile, homeowners, and small business coverages. These transactions, which are subject to regulatory approval and other customary closing conditions, are expected to be completed in the first half of 2013. Refer to Note 2 to the Consolidated Financial Statements for additional information.

Employees

At December 31, 2012, there were over 17,000 employees in the ACE Group of Companies. We believe that employee relations are satisfactory.

Customers

For most of the commercial lines of business that we offer, insureds typically use the services of an insurance broker or agent. An insurance broker acts as an agent for the insureds, offering advice on the types and amount of insurance to purchase and also assisting in the negotiation of price and terms and conditions. We obtain business from the local and major international insurance brokers and typically pay a commission to brokers for any business accepted and bound. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse effect on our business. In our opinion, no material part of our business is dependent upon a single insured or group of insureds. We do not believe that the loss of any one insured would have a material adverse effect on our financial condition or results of operations and no one insured or group of affiliated insureds account for as much as 10 percent of our total revenues.

Competition

Competition in the insurance and reinsurance marketplace is substantial. Competition varies by type of business and geographic area. Competitors include other stock companies, mutual companies, alternative risk sharing groups (such as group captives and catastrophe pools), and other underwriting organizations. These companies sell through various distribution channels and business models, across a broad array of product lines, and with a high level of variation regarding geographic, marketing, and customer segmentation. We compete for business not only on the basis of price, but also on the basis of availability of coverage desired by customers and quality of service. Our ability to compete is dependent on a number of factors, particularly our ability to maintain the appropriate financial strength ratings as assigned by independent rating agencies. Our broad market capabilities in personal, commercial, specialty and A&H lines made available by our underwriting expertise, business infrastructure and global presence, defines our competitive advantage. Our strong balance sheet is attractive to businesses, such as ceding companies requiring security solutions, and our strong capital position and global platform affords us opportunities for growth not available to smaller, less diversified insurance companies. Refer to "Segment Information" for competitive environment by segment.

Trademarks and Trade Names

We use various trademarks and trade names in our business. These trademarks and trade names protect names of certain products and services we offer and are important to the extent they provide goodwill and name recognition in the insurance industry. We use commercially reasonable efforts to protect these proprietary rights, including various trade secret and trademark laws. One or more of the trademarks and trade names could be material to our ability to sell our products and services. We have taken appropriate steps to protect our ownership of key names and we believe it is unlikely that anyone would be able to prevent us from using names in places or circumstances material to our operations.

Available Information

We make available free of charge through our website (www.acegroup.com, under Investor Information / SEC - Section 16 Filings) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d)) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission (SEC).

We also make available free of charge through our website (under Investor Information / Corporate Governance) our Corporate Governance Guidelines, our Code of Conduct, and Charters for the Committees of our Board of Directors (the Board). These documents are also available in print to any shareholder who requests them from our Investor Relations Department through the following:

Telephone: +1 (441) 299-9283
Facsimile: +1 (441) 292-8675
E-mail: investorrelations@acegroup.com

We also use this website as a means of disclosing material, non-public information and for complying with our disclosure obligations under SEC Regulation FD (Fair Disclosure). Accordingly, investors should monitor the Investor Information portion of our website, in addition to following our press releases, SEC filings, and public conference calls and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this report.

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Segment Information

We operate through the following business segments: Insurance – North American, Insurance – Overseas General, Global Reinsurance, and Life.

The following table presents the net premiums earned by segment for the periods indicated:

Years Ended December 31 (in millions of U.S. dollars)	**2012 Net Premiums Earned**	**% of Total**	2011 Net Premiums Earned	% of Total	2010 Net Premiums Earned	% of Total
Insurance – North American	**$ 7,019**	**45%**	$ 6,911	45%	$ 5,651	42%
Insurance – Overseas General	**5,740**	**37%**	5,614	36%	5,153	38%
Global Reinsurance	**1,002**	**6%**	1,003	7%	1,071	8%
Life	**1,916**	**12%**	1,859	12%	1,629	12%
Total	**$ 15,677**	**100%**	$ 15,387	100%	$ 13,504	100%

Additional financial information about our segments, including net premiums earned by geographic region, is included in Note 15 to the Consolidated Financial Statements.

Insurance – North American

Overview

The Insurance – North American segment comprises our operations in the U.S., Canada, and Bermuda. This segment, which accounted for 45 percent of our 2012 consolidated net premiums earned, includes our retail divisions ACE USA (including ACE Canada), ACE Commercial Risk Services, and ACE Private Risk Services; our wholesale and specialty divisions ACE Westchester, ACE Agriculture, and ACE Bermuda; and various run-off operations, including Brandywine Holdings Corporation (Brandywine).

Products and Distribution

ACE USA, our retail operating division in North America, provides a broad array of traditional and specialty P&C, A&H, and risk management products and services to a diverse group of North American commercial and non-commercial enterprises and consumers. Products and services offered include property, general liability, umbrella and excess liability, workers' compensation, commercial marine, automobile liability, professional lines D&O and errors and omissions (E&O), surety, medical liability, environmental, inland marine, aerospace, A&H coverages, as well as claims and risk management products and services. ACE USA is this segment's largest operation and represented approximately 51 percent of Insurance – North American's net premiums earned in 2012. ACE USA distributes its insurance products primarily through a limited number of retail brokers. In addition to using brokers, certain products are also distributed through general agents, independent agents, managing general agents (MGA), managing general underwriters, alliances, affinity groups, and direct marketing operations.

ACE USA's on-going operations are organized into the following distinct business units, each offering specialized products and services targeted at specific niche markets:

- ACE Risk Management offers a wide range of customized casualty products to respond to the needs of mid-size to large companies, including national accounts, irrespective of industry. These programs are designed to help insureds address the significant costs of financing and managing risk for workers' compensation, as well as general and automobile liability coverages. A variety of program structures are offered to support each client's risk financing needs including: large deductible, captives, third-party rent-a-captives, funded deductibles, paid or incurred loss retrospective plans, and net present value and other risk financing structures, including a prospective close-out product. Within ACE Risk Management, ACE Financial Solutions underwrites assumed loss portfolio contracts in which insured loss events have occurred prior to the inception of the contract, when the contract carries the requisite amount of insurance risk transfer. These contracts can cause significant variances to premiums, losses and loss expenses, and expense ratios in the periods in which they are written.
- ACE Foreign Casualty provides products which insure specific global operating risks of U.S.-based multinational companies. Coverage programs include Controlled Master Programs where we pair a master policy issued in the U.S. with local policies issued in foreign countries, International Advantage covering liability and incidental property coverage for U.S.-based companies with employees who travel on business outside of the U.S., and Defense Base Act Workers' Compensation which provides coverage for prime contractors and subcontractors performing work overseas under contracts authorized, approved or financed by the U.S. government or its agencies. In addition, Foreign Casualty has deductible programs, captive programs, and paid or incurred loss retrospective plans for U.S.-based insured's foreign operations.
- ACE North America Property & Specialty Lines, through its specialized operating units, offers a wide range of products to diverse insureds. Property products include primary, quota share and excess all-risk insurance for U.S. based companies with domestic or global exposures, as well as risk management programs and services for U.S. multinational companies. Commercial Marine products are available for U.S. and global marine exposures. Inland Marine products provide solutions for the construction, transportation, warehouse and communications industries, as well as museums and other commercial institutions with fine art exposures. Aerospace products are available for airport owners and operators, as well as satellite operators. Other specialized units provide products for weather-related exposures, the unique needs of the energy industry, and engineering and insurance-related services for the operating units.
- ACE Casualty Risk offers specialty casualty products to a broad range of customers, ranging from small, local businesses to large, multinational clients. Key coverages offered by ACE Casualty Risk include umbrella and excess liability, environmental risk for commercial and industrial risks, and casualty programs for commercial construction related projects. We also write custom casualty products for specialized industry segments and unique risks as well as products which address the needs of public entities such as educational institutions.

- ACE Professional Risk provides management liability and professional liability (D&O and E&O) products to middle market and Fortune 1000 clients.
- ACE Surety offers a wide variety of Surety products to small contractors and Fortune and Industrial 2500 companies. ACE Surety specializes in underwriting both commercial and contract bonds and has the capacity for bond issuance on an international basis.
- ACE Canada (ACE USA's Canadian operations) offers a broad range of P&C products as well as life and A&H coverages. ACE Canada specializes in providing customized products to commercial and industrial clients as well as to groups and associations, operating nationally or internationally.
- ACE Accident & Health works with employers, travel agencies, and affinity groups to offer a variety of accident and other supplemental insurance programs. Key products include employee benefit plans, occupational accident, student accident, and worldwide travel accident and global medical programs. With respect to products that include supplemental medical and hospital indemnity coverages, we typically pay fixed amounts for claims and are therefore insulated from rising health care costs. ACE Accident & Health also provides specialty personal lines products, including credit card enhancement programs (identity theft, rental car collision damage waiver, trip travel, and purchase protection benefits) distributed through affinity groups.
- ACE Medical Risk offers a wide range of liability products for the health care industry only through licensed excess and surplus lines brokers. Products include primary coverages for professional liability and general liability for selected types of medical facilities, excess/umbrella liability for medical facilities, primary and excess coverages for products liability for biotechnology and specialty pharmaceutical companies, and liability insurance for human clinical trials.
- ESIS Inc. (ESIS), ACE USA's in-house third-party claims administrator, performs claims management and risk control services for domestic and international organizations, as well as for the Insurance – North American segment. These services include comprehensive medical managed care, integrated disability services, pre-loss control and risk management, and health, safety and environmental consulting. Additional insurance-related services are offered by ESIS's Recovery Services International, which provides salvage and subrogation and health care recovery services. ESIS's services are available through a preferred relationship with ACE Risk Management or separately for those clients that select insurance and claims management services independently. The net results for ESIS are included in Insurance – North American's administrative expenses.

ACE Commercial Risk Services serves the insurance needs of small and mid-sized businesses in North America with local, national or global exposures by delivering an array of specialty product solutions for targeted industries that lend themselves to technology-assisted underwriting. ACE Commercial Risk Services offers packaged policies as well as solutions that can be tailored to suit a particular product segment, multiple lines of coverage or specific distribution channels using advanced systems to efficiently transact large volumes of business. Core products and services for small businesses include: disaster protection, casualty insurance (including international casualty), environmental, inland marine, professional risk, medical risk, and claims & risk management services. These products are offered through wholesale, retail, program agent and alternative distribution channels. In addition, ACE Commercial Risk Services offers coverage for specialty programs, writing a variety of commercial coverages through program agents.

ACE Private Risk Services provides personal lines coverages including homeowners, automobile, valuables, umbrella liability, and recreational marine insurance for high net worth individuals and families in North America. ACE Private Risk Services' products are distributed through independent regional agents and brokers.

ACE Westchester serves the market for business risks that tend to be harder to place due to unique or complex exposures and focuses on the wholesale distribution of excess and surplus lines property, casualty, environmental, professional liability and inland marine products in North America.

ACE Agriculture provides coverage for agriculture business, writing a variety of commercial coverages including comprehensive multiple peril crop, crop-hail and farm P&C insurance protection to customers in the U.S. and Canada through Rain and Hail Insurance Service, Inc. (Rain and Hail) as well as specialty P&C insurance coverages to companies that manufacture, process and distribute agriculture products through Penn Millers Insurance Company (Penn Millers). For additional information, refer to "Crop Insurance", under Item 7.

ACE Bermuda is our original insurance company. It provides commercial insurance products on an excess basis mainly to a global client base targeting Fortune 1000 companies and covering exposures that are generally low in frequency and high in severity. ACE Bermuda offers excess liability, professional lines, excess property, and political risk, the latter being written on a subscription basis by Sovereign Risk Insurance Ltd. (Sovereign), a wholly-owned managing agent. ACE Bermuda accesses its clients primarily through the Bermuda offices of major, internationally recognized insurance brokers.

The run-off operations do not actively sell insurance products, but are responsible for the management of certain existing policies and settlement of related claims.

Competitive Environment
ACE USA and ACE Westchester compete against a number of large, national carriers as well as regional competitors and other entities offering risk alternatives such as self-insured retentions and captive programs. The markets in which we compete are subject to significant cycles of fluctuating capacity and wide disparities in price adequacy. We strive to offer superior service, which we believe has differentiated us from our competitors. The ACE USA and ACE Westchester operations pursue a specialist strategy and focus on market opportunities where we can compete effectively based on service levels and product design, while still achieving an adequate level of profitability. A competitive advantage is also achieved through ACE USA's innovative product offerings and our ability to provide multiple products to a single client due to our nationwide local presence. An additional competitive strength of all our domestic commercial units is the ability to deliver global products and coverage to customers in concert with our Insurance – Overseas General segment. ACE USA has grown, in part, from the leveraging of cross-marketing opportunities with our other operations to take advantage of our organization's global presence. ACE Agriculture primarily operates in a federally regulated program where all approved providers offer the same product forms and rates through independent and/or captive agents. ACE Bermuda competes against international commercial carriers writing business on an excess of loss basis. ACE Commercial Risk Services competes against numerous insurance companies ranging from large national carriers to small and mid-size insurers who provide specialty coverages and standard P&C products. ACE Private Risk Services competes against insurance companies of varying sizes that sell products through various distribution channels, including through the Internet.

Insurance – Overseas General

Overview
The Insurance – Overseas General segment, which accounted for 37 percent of 2012 consolidated net premiums earned, comprises ACE International, our global retail insurance operations, the wholesale insurance business of ACE Global Markets (AGM), and the international A&H business of Combined Insurance. ACE International is our retail business serving clients ranging from local companies and insureds to large multinationals outside the U.S., Bermuda, and Canada. AGM, our London-based international specialty and excess and surplus lines business, includes Lloyd's of London (Lloyd's) Syndicate 2488 (Syndicate 2488), a wholly-owned ACE syndicate. ACE provides funds at Lloyd's to support underwriting by Syndicate 2488, which is managed by ACE Underwriting Agencies Limited and has an underwriting capacity of £350 million for 2013. The reinsurance operation of AGM is included in the Global Reinsurance segment.

Products and Distribution
ACE International maintains a presence in every major insurance market in the world and is organized geographically along product lines that provide dedicated underwriting focus to customers. ACE International's P&C business is generally written, on both a direct and assumed basis, through major international, regional, and local brokers and agents. Our A&H and other consumer lines products are distributed through brokers, agents, direct marketing programs, and sponsor relationships. Certain ACE Europe branded products are also offered via an e-commerce platform, ACE Online, that allows brokers to quote, bind, and issue specialty policies online. Property insurance products include traditional commercial fire coverage as well as energy industry-related, marine, construction, and other technical coverages. Principal casualty products are commercial primary and excess casualty, environmental, and general liability. ACE International specialty coverages include D&O professional indemnity, energy, aviation, political risk and specialty personal lines products. The A&H operations primarily offer personal accident and supplemental medical products to meet the insurance needs of individuals and groups outside of U.S. insurance markets. These coverages include accidental death, business/holiday travel, specified disease, disability, medical and hospital indemnity, and income protection coverages. We are not in the primary health care business. With respect to our supplemental medical and hospital indemnity products, we typically pay fixed amounts for claims and are therefore insulated from rising health care costs. ACE International's personal lines operations provide specialty products and services designed to meet the needs of specific target markets and include property damage, automobile, homeowners, and personal liability.

The following is a discussion of ACE International's areas of operations: ACE Europe, ACE Asia Pacific, ACE Far East, and ACE Latin America.

- ACE Europe is headquartered in London and offers a broad range of P&C, A&H, and specialty coverages throughout the European Union, Central and Eastern Europe, the Commonwealth of Independent States, the Middle East, North Africa, and South Africa. ACE's operations in these regions comprise both insurance subsidiaries and joint ventures.
- ACE Asia Pacific is headquartered in Singapore and has an extensive network of operations offering a broad range of P&C, A&H, and specialty coverages principally directed at large and mid-sized corporations as well as individual consumers. This region also provides management, underwriting, reinsurance protection and administrative support to our equity investee, Huatai Insurance Company of China, Limited.
- ACE Far East is based in Tokyo and offers a broad range of P&C, A&H, and personal lines insurance products and services to businesses and consumers in Japan, principally delivered through an extensive agency network.
- ACE Latin America includes business operations throughout Latin America and the Caribbean, focusing on P&C, A&H, and specialty personal lines insurance products and services to both large and small commercial clients as well as individual consumers.

AGM offers products through its parallel distribution network via ACE European Group Limited (AEGL) and Syndicate 2488. AGM uses Syndicate 2488 to underwrite P&C business on a global basis through Lloyd's worldwide licenses. AGM uses AEGL to underwrite similar classes of business through its network of U.K. and European licenses, and in the U.S. where it is eligible to write excess and surplus lines business. Factors influencing the decision to place business with Syndicate 2488 or AEGL include licensing eligibilities, capitalization requirements, and client/broker preference. All business underwritten by AGM is accessed through registered brokers. The main lines of business include aviation, property, energy, professional lines, marine, political risk, and A&H.

Combined Insurance uses an international sales force of independent contractor agents to distribute a wide range of supplemental A&H products, including personal accident, short-term disability, critical conditions and cancer aid, and hospital confinement/recovery. Most of these products are primarily fixed-indemnity obligations and are not subject to escalating medical cost inflation.

Competitive Environment

ACE International's primary competitors include U.S.-based companies with global operations, as well as non-U.S. global carriers and indigenous companies in regional and local markets. For the A&H lines of business, including those offered by Combined Insurance, locally-based competitors include financial institutions and bank-owned insurance subsidiaries. Our international operations have the distinct advantage of being part of one of the few international insurance groups with a global network of licensed companies able to write policies on a locally admitted basis. The principal competitive factors that affect the international operations are underwriting expertise and pricing, relative operating efficiency, product differentiation, producer relations, and the quality of policyholder services. A competitive strength of our international operations is our global network and breadth of insurance programs, which assist individuals and business organizations to meet their risk management objectives, while also giving us the advantage of accessing local technical expertise, accomplishing a spread of risk, and offering a global network to service multinational accounts.

AGM is one of the preeminent international specialty insurers in London and is an established lead underwriter on a significant portion of the risks underwritten for all lines of business. This leadership position allows AGM to set the policy terms and conditions of many of the policies written. All lines of business face competition, depending on the business class, from Lloyd's syndicates, the London market, and other major international insurers and reinsurers. Competition for international risks is also seen from domestic insurers in the country of origin of the insured. AGM differentiates itself from competitors through long standing experience in its product lines, its multiple insurance entities (Syndicate 2488 and AEGL), and the quality of its underwriting and claims service.

Global Reinsurance

Overview

The Global Reinsurance segment, which accounted for six percent of 2012 consolidated net premiums earned, represents ACE's reinsurance operations comprising ACE Tempest Re Bermuda, ACE Tempest Re USA, ACE Tempest Re International, and ACE Tempest Re Canada. The Global Reinsurance segment also includes AGM's reinsurance operations. Global Reinsurance markets its reinsurance products worldwide under the ACE Tempest Re brand name and provides solutions for small to mid-sized clients and multinational ceding companies including licensed reinsurance capabilities, property and workers' compensation catastrophe, loss-warranty, stop-loss cover, marine and aviation programs.

Products and Distribution

Global Reinsurance services clients globally through its major units. Major international brokers submit business to one or more of these units' underwriting teams who have built strong relationships with both key brokers and clients by providing a responsive, client-focused approach to risk assessment and pricing.

ACE Tempest Re Bermuda principally provides property catastrophe reinsurance on an excess of loss basis globally to insurers of commercial and personal property. Property catastrophe reinsurance is on an occurrence basis and protects a ceding company against an accumulation of losses covered by its issued insurance policies, arising from a common event or occurrence. ACE Tempest Re Bermuda underwrites reinsurance principally on an excess of loss basis, meaning that its exposure only arises after the ceding company's accumulated losses have exceeded the attachment point of the reinsurance policy. ACE Tempest Re Bermuda also writes other types of reinsurance on a limited basis for selected clients. Examples include proportional property where the reinsurer shares a proportional part of the premiums and losses of the ceding company and per risk excess of loss treaty reinsurance where coverage applies on a per risk basis rather than per event or aggregate basis, together with casualty and specialty lines (catastrophe workers' compensation, crop and terrorism). ACE Tempest Re Bermuda's business is produced through reinsurance intermediaries.

ACE Tempest Re USA writes all lines of traditional and specialty P&C reinsurance, and surety and fidelity reinsurance for the North American market, principally on a treaty basis, with a focus on writing property per risk and casualty reinsurance. ACE Tempest Re USA underwrites reinsurance on both a proportional and excess of loss basis. This unit's diversified portfolio is produced through reinsurance intermediaries.

ACE Tempest Re International provides traditional and specialty P&C reinsurance to insurance companies worldwide, with emphasis on non-U.S. and Canadian risks. ACE Tempest Re International writes all lines of traditional and specialty reinsurance including property risk and property catastrophe, casualty, marine, aviation, and specialty through our London- and Zurich-based divisions. The London-based divisions of ACE Tempest Re International focus on the development of business sourced through London market brokers and, consequently, write a diverse book of international business using Syndicate 2488 and AEGL. The Zurich-based division focuses on providing reinsurance to continental European insurers via continental European brokers. ACE Tempest Re International also includes our Shanghai, China office which provides reinsurance coverage for Chinese-based risks and our Sao Paulo, Brazil office which provides reinsurance for Brazilian-based risks. ACE Tempest Re International underwrites reinsurance on both a proportional and excess of loss basis.

ACE Tempest Re Canada offers a full array of traditional and specialty P&C reinsurance to the Canadian market, including casualty, property risk and property catastrophe. ACE Tempest Re Canada provides its coverage through its Canadian company platform and also offers clients access to Syndicate 2488. ACE Tempest Re Canada underwrites reinsurance on both a proportional and excess of loss basis.

Competitive Environment

The Global Reinsurance segment competes worldwide with major U.S. and non-U.S. reinsurers as well as reinsurance departments of numerous multi-line insurance organizations. Over the last several years, capital markets participants have developed financial products intended to compete with traditional reinsurance. In addition, government sponsored or backed catastrophe funds can affect demand for reinsurance. Global Reinsurance is considered a lead reinsurer and is typically involved in the negotiation and quotation of the terms and conditions of the majority of the contracts in which it participates. Global Reinsurance competes effectively in P&C markets worldwide because of its strong capital position, analytical capabilities and quality service provided to customers, the leading role it plays in setting the terms, pricing, and conditions in negotiating contracts, and its customized approach to risk selection. The key competitors in our markets vary by geographic region and product line. An advantage of our international platform is that we are able to change our mix of business in response to changes in competitive conditions in the territories in which we operate. Our geographic reach is also sought by multinational ceding companies since all of our offices, with the exception of Bermuda, provide local reinsurance license capabilities which benefit our clients in dealing with country regulators.

Life

Overview

The Life segment, which accounted for 12 percent of 2012 consolidated net premiums earned, includes ACE's international life operations (ACE Life), ACE Tempest Life Re (ACE Life Re), and the North American supplemental A&H and life business of Combined Insurance.

Products and Distribution

ACE Life provides individual life and group benefit insurance primarily in emerging markets, including Egypt, Hong Kong, Indonesia, South Korea, Taiwan, Thailand, and Vietnam; also throughout Latin America, selectively in Europe, and in China through a non-consolidated joint venture insurance company. ACE Life offers a broad portfolio of protection and savings products including whole life, endowment plans, individual term life, group term life, group medical, personal accident, credit life, universal life, and unit linked contracts. The policies written by ACE Life generally provide funds to beneficiaries of insureds after death and/or protection and/or savings benefits while the contract owner is living. ACE Life sells to consumers through a variety of distribution channels including agency, bancassurance, worksite marketing, retailers, brokers, and direct to consumer marketing. We continue to expand this business with a focus on opportunities in emerging markets that we believe will result in strong and sustainable operating profits as well as a favorable return on capital commitments over time. Our dedicated agency distribution channel, whereby agents sell ACE Life products exclusively, enables us to maintain direct contact with the individual consumer, promote quality sales practices, and exercise greater control over the future of the business. ACE Life is developing agency distribution in those countries in which we believe we can achieve sustainable growth as well as a favorable return on our investment from that channel. We have developed a substantial sales force of agents principally located in our Asia-Pacific countries. ACE maintains approximately 35.8 percent direct and indirect ownership interest in Huatai Life Insurance Co., Ltd. (Huatai Life), which commenced operations in 2005 and has since grown to become one of the largest life insurance foreign joint ventures in China. Huatai Life offers a broad portfolio of insurance products through a variety of distribution channels including approximately 310 licensed sales locations in 13 provinces within China.

ACE Life Re's core business is a Bermuda-based operation which provides reinsurance to primary life insurers, focusing on guarantees included in certain fixed and variable annuity products and also on more traditional mortality reinsurance protection. ACE Life Re's U.S.-based traditional life reinsurance operation was discontinued for new business in January 2010. Since 2007, ACE Life Re has not quoted on new opportunities in the variable annuity reinsurance marketplace and our focus has been on successfully managing the current portfolio of risk, both in the aggregate and on a contract basis. This business is managed with a long-term perspective and short-term earnings volatility is expected.

Combined Insurance distributes specialty supplemental A&H and life insurance products targeted to middle income consumers, businesses, and students through educational institutions in the U.S. and Canada. Combined Insurance's substantial North American sales force distributes a wide range of supplemental accident and sickness insurance products, including personal accident, short-term disability, critical illness, Medicare supplement products, and hospital confinement/recovery. Most of these products are primarily fixed-indemnity benefit obligations and are not subject to escalating medical cost inflation.

Competitive Environment

ACE Life's competition differs by location but generally includes multinational insurers, and in some locations, local insurers, joint ventures, or state-owned insurers. ACE's financial strength and reputation as an entrepreneurial organization with a global presence gives ACE Life a strong base from which to compete. While ACE Life Re is not currently quoting on new opportunities in the variable annuity reinsurance marketplace, we continue to monitor developments in this market. Combined Insurance competes for A&H business in the U.S. against numerous A&H and life insurance companies across various industry segments.

Underwriting

ACE is an underwriting company and we strive to emphasize quality of underwriting rather than volume of business or market share. Our underwriting strategy is to manage risk by employing consistent, disciplined pricing and risk selection. This, coupled with our holdings of less cyclical product lines, has helped us develop flexibility and stability of our business, and has allowed us to maintain a profitable book of business throughout market cycles. Clearly defined underwriting authorities, standards, and guidelines coupled with a strong underwriting audit function are in place in each of our local operations and global profit centers. Global product boards ensure consistency of approach and the establishment of best practices throughout the world. Our priority is to help ensure adherence to criteria for risk selection by maintaining high levels of experience and expertise in our underwriting staff. In addition, we employ a business review structure that helps ensure control of risk quality and conservative use of policy limits and terms and conditions. Underwriting discipline is at the heart of our operating philosophy.

Qualified actuaries in each region work closely with the underwriting teams to provide additional expertise in the underwriting process. We use sophisticated catastrophe loss and risk modeling techniques designed to ensure appropriate spread of risk and to analyze correlation of risk across different product lines and territories. This helps to ensure that losses are contained within our risk tolerance and appetite for individual product lines, businesses, and ACE as a whole. We also purchase reinsurance as a tool to diversify risk and limit the net loss potential of catastrophes and large or unusually hazardous risks. For additional information refer to "Reinsurance Protection", below, "Insurance and Reinsurance Markets", under Item 1A, "Catastrophe Management" and "Natural Catastrophe Property Reinsurance Program", under Item 7, and Note 5 to the Consolidated Financial Statements, under Item 8.

Reinsurance Protection

As part of our risk management strategy, we purchase reinsurance protection to mitigate our exposure to losses, including catastrophes, to an acceptable level. Although reinsurance agreements contractually obligate our reinsurers to reimburse us for an agreed-upon portion of our gross paid losses, this reinsurance does not discharge our primary liability to our insureds and, thus, we ultimately remain liable for the gross direct losses. In certain countries, reinsurer selection is limited by local laws or regulations. In most countries there is more freedom of choice, and the counterparty is selected based upon its financial strength, claims settlement record, management, line of business expertise, and its price for assuming the risk transferred. In support of this process, we maintain an ACE authorized reinsurer list that stratifies these authorized reinsurers by classes of business and acceptable limits. This list is maintained by our Reinsurance Security Committee (RSC), a committee comprising senior management personnel and a dedicated reinsurer security team. Changes to the list are authorized by the RSC and recommended to the Chair of the Enterprise Risk Management Board. The reinsurers on the authorized list and potential new markets are regularly reviewed and the list may be modified following these reviews. In addition to the authorized list, there is a formal exception process that allows authorized reinsurance buyers to use reinsurers already on the authorized list for higher limits or different lines of business, for example, or other reinsurers not on the authorized list if their use is supported by compelling business reasons for a particular reinsurance program.

A separate policy and process exists for captive reinsurance companies. Generally, these reinsurance companies are established by our clients or our clients have an interest in them. It is generally our policy to obtain collateral equal to the expected losses that may be ceded to the captive. Where appropriate, exceptions to the collateral requirement are granted but only after senior management review. Specific collateral guidelines and an exception process are in place for ACE USA and Insurance – Overseas General, both of which have credit management units evaluating the captive's credit quality and that of their parent company. The credit management units, working with actuaries, determine reasonable exposure estimates (collateral calculations), ensure receipt of collateral in an acceptable form, and coordinate collateral adjustments as and when needed. Currently, financial reviews and expected loss evaluations are performed annually for active captive accounts and as needed for run-off exposures. In addition to collateral, parental guarantees are often used to enhance the credit quality of the captive.

In general, we seek to place our reinsurance with highly rated companies with which we have a strong trading relationship. For additional information refer to "Catastrophe Management" and "Natural Catastrophe Property Reinsurance Program" under Item 7, and Note 5 to the Consolidated Financial Statements.

Unpaid Losses and Loss Expenses

We establish reserves for unpaid losses and loss expenses, which are estimates of future payments on reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. These reserves are recorded in Unpaid losses and loss expenses in the consolidated balance sheets. The process of establishing loss and loss expense reserves for P&C claims can be complex and is subject to considerable uncertainty as it requires the use of informed estimates and judgments based on circumstances known at the date of accrual. These estimates and judgments are based on numerous factors, and may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed, or as laws change. We have actuarial staff in each of our segments who regularly analyze the levels of loss and loss expense reserves, taking into consideration factors that may impact the ultimate settlement value of the unpaid losses and loss expenses. These analyses could result in future changes in the estimates of loss and loss expense reserves or reinsurance recoverables and any such changes would be reflected in our results of operations in the period in which the estimates are changed. Losses and loss expenses are charged to income as incurred. The reserve for unpaid losses and loss expenses represents the estimated ultimate losses and loss expenses less paid losses and loss expenses, and comprises case reserves and incurred but not reported (IBNR) loss reserves. With the exception of certain structured settlements, for which the timing and amount of future claim payments are reliably determinable, and certain reserves for unsettled claims that are discounted in statutory filings, our loss reserves are not discounted for the time value of money. In connection with such structured settlements and certain reserves for unsettled claims, we carried net discounted reserves of $105 million at December 31, 2012.

During the loss settlement period, which can be many years in duration, additional facts regarding individual claims and trends often will become known. As these become apparent, case reserves may be adjusted by allocation from IBNR with or without any change in the overall reserve. In addition, the circumstances of individual claims or the application of statistical and actuarial methods to loss experience data may lead to the adjustment of the overall reserves upward or downward from time to time. Accordingly, the ultimate settlement of losses may be significantly greater than or less than reported loss and loss expense reserves.

We have considered asbestos and environmental (A&E) claims and claims expenses in establishing the liability for unpaid losses and loss expenses and have developed reserving methods which consider historical experience as well as incorporate new sources of data to estimate the ultimate losses arising from A&E exposures. The reserves for A&E claims and claims expenses represent management's best estimate of future loss and loss expense payments and recoveries that are expected to develop over the next several decades. We continuously monitor evolving case law and its effect on environmental and latent injury claims, we monitor A&E claims activity quarterly, and we perform a full reserve review annually.

For each product line, management, in conjunction with internal actuaries, develops a "best estimate" of the ultimate settlement value of the unpaid losses and loss expenses that it believes provides a reasonable estimate of the required reserve. We evaluate our estimates of reserves quarterly in light of developing information. While we are unable at this time to determine whether additional reserves may be necessary in the future, we believe that our reserves for unpaid losses and loss expenses are adequate at December 31, 2012. Future additions to reserves, if needed, could have a material adverse effect upon our financial condition, results of operations, and cash flows. For additional information refer to "Critical Accounting Estimates – Unpaid losses and loss expenses", under Item 7 and Note 7 to the Consolidated Financial Statements, under Item 8.

The "Analysis of Losses and Loss Expenses Development" table shown below presents, for each balance sheet date over the period 2002-2012, the gross and net loss and loss expense reserves recorded at the balance sheet date and subsequent net payments on the associated liabilities. The reserves represent the amount required for the estimated future settlement value of liabilities incurred at or prior to the balance sheet date and those estimates may change subsequent to the balance sheet date as new information emerges regarding the ultimate settlement value of the liability. Accordingly, the table also presents through December 31, 2012, for each balance sheet date, the cumulative impact of subsequent valuations of the liabilities incurred at the original balance sheet date. The data in the table is presented in accordance with reporting requirements of the SEC. This table should be interpreted with care by those not familiar with its format or those who are familiar with other triangulations arranged by origin year of loss such as accident or underwriting year rather than balance sheet date, as shown below. To clarify the interpretation of the table, we use the reserves established at December 31, 2002, in the following example.

The top two lines of the table show, for successive balance sheet dates, the gross and net unpaid losses and loss expenses recorded as provision for liabilities incurred at or prior to each balance sheet date. It can be seen that at December 31, 2002, a reserve of $12.0 billion, net of reinsurance, had been established.

The upper (paid) triangulation shows the net amounts paid as of periods subsequent to the balance sheet date. Hence in the 2003 financial year, $2.7 billion of payments were made on liabilities contemplated in the December 31, 2002, reserve balance. At the end of the 2012 financial year, there were cumulative net payments of $10.2 billion on this block of liabilities.

The lower triangulation within the table shows the revised estimate of the net liability originally recorded at each balance sheet date as of the end of subsequent financial years. With the benefit of actual loss emergence and hindsight over the intervening period, the net liabilities incurred as of December 31, 2002, are now estimated to be $14.4 billion, rather than the original estimate of $12.0 billion. One of the key drivers of this change has been adverse development on latent claims that we categorize as A&E covered under the National Indemnity Company (NICO) reinsurance treaties. Of the cumulative deficiency of $2.4 billion recognized in the ten years since December 31, 2002, $1.3 billion relates to non-latent claims and $1.1 billion relates to latent claims. The deficiency of $2.4 billion was identified and recorded as follows: $182 million deficient in 2003, $1.0 billion deficient in 2004, $262 million deficient in 2005, $313 million deficient in 2006, $362 million deficient in

2007, $49 million deficient in 2008, $9 million deficient in 2009, $25 million redundant in 2010, $84 million deficient in 2011, and $103 million deficient in 2012.

Importantly, the cumulative deficiency or redundancy for different balance sheet dates are not independent and, therefore, should not be added together. In the last year, we revised our estimate of the December 31, 2002, liabilities from $14.3 billion to $14.4 billion. This adverse development of $103 million will also be included in each column to the right of the December 31, 2002, column to recognize that this additional amount was also required in the reserves established for each annual balance sheet date from December 31, 2003 to December 31, 2012.

The loss development table shows that our original estimate of the net unpaid loss and loss expense requirement at December 31, 2011, of $25.9 billion has, with the benefit of actual loss emergence and hindsight, been revised to $25.4 billion at December 31, 2012. This favorable movement of $479 million is referred to as prior period development and is the net result of a number of underlying movements both favorable and adverse. The key underlying movements are discussed in more detail within the "Prior Period Development" section of Item 7.

The bottom lines of the table show the re-estimated amount of previously recorded gross liabilities at December 31, 2012, together with the change in reinsurance recoverable. Similar to the net liabilities, the cumulative redundancy or deficiency on the gross liability is the difference between the gross liability originally recorded and the re-estimated gross liability at December 31, 2012. For example, with respect to the gross unpaid loss and loss expenses of $24.6 billion for December 31, 2002, this gross liability was re-estimated to be $29.9 billion at December 31, 2012, resulting in the cumulative deficiency on the gross liability originally recorded for the 2002 balance sheet year of $5.4 billion. This deficiency relates primarily to U.S. liabilities, including A&E liabilities for 1996 and prior. The gross deficiency results in a net deficiency of $2.4 billion after consideration of substantial reinsurance coverage that reduces the gross loss; approximately $1.6 billion was covered by reinsurance placed when the risks were originally written and $1.3 billion and $108 million of the remaining insurance coverage has been ceded under the Brandywine NICO Agreement and Westchester NICO Agreement, respectively.

We do not consider it appropriate to extrapolate future deficiencies or redundancies based upon the table, as conditions and trends that have affected development of the liability in the past may not necessarily recur in the future. We believe that our current estimates of net liabilities appropriately reflect our current knowledge of the business profile and the prevailing market, social, legal, and economic conditions while giving due consideration to historical trends and volatility evidenced in our markets over the longer term. The key issues and considerations involved in establishing our estimate of the net liabilities are discussed in more detail within the "Critical Accounting Estimates – Unpaid losses and loss expenses" section of Item 7.

On April 1, 2008, we acquired Combined Insurance. On December 1, 2010, we acquired Jerneh Insurance Berhad. On December 28, 2010, we acquired all of the outstanding common stock of Rain and Hail not previously owned by us. We acquired Penn Millers Holding Corporation (PMHC) and Rio Guayas Compania de Seguros y Reaseguros (Rio Guayas) on November 30, 2011 and December 28, 2011, respectively. On September 18, 2012, we acquired 80 percent of JaPro. The unpaid loss information for these acquired businesses has been included in the table commencing in the year of acquisition.

Analysis of Losses and Loss Expenses Development

(in millions of U.S. dollars)	Years Ended December 31										
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	**2012**
Gross unpaid losses	$24,597	$27,083	$31,483	$35,055	$35,517	$37,112	$37,176	$37,783	$37,391	$37,477	**$37,946**
Net unpaid losses	11,988	14,674	17,517	20,458	22,008	23,592	24,241	25,038	25,242	25,875	**26,547**
Net paid losses (cumulative) as of:											
1 year later	2,702	2,855	3,293	3,711	4,038	3,628	4,455	4,724	4,657	4,894	
2 years later	4,379	4,878	5,483	6,487	6,356	6,092	7,526	7,510	7,281		
3 years later	5,817	6,427	7,222	7,998	8,062	8,393	9,690	9,404			
4 years later	7,009	7,819	8,066	9,269	9,748	9,949	11,114				
5 years later	8,032	8,416	8,920	10,597	10,826	10,951					
6 years later	8,390	9,049	9,810	11,428	11,496						
7 years later	8,851	9,781	10,478	11,957							
8 years later	9,372	10,332	10,859								
9 years later	9,872	10,647									
10 years later	10,163										
Net liability re-estimated as of:											
End of year	11,988	14,674	17,517	20,458	22,008	23,592	24,241	25,038	25,242	25,875	**26,547**
1 year later	12,170	15,221	17,603	20,446	21,791	22,778	23,653	24,481	24,686	25,396	
2 years later	13,215	15,468	17,651	20,366	21,188	22,158	23,127	23,801	24,167		
3 years later	13,477	15,732	17,629	19,926	20,650	21,596	22,576	23,363			
4 years later	13,790	16,015	17,509	19,589	20,080	21,037	22,184				
5 years later	14,152	16,086	17,276	19,258	19,618	20,773					
6 years later	14,201	15,994	17,116	19,136	19,584						
7 years later	14,210	15,965	17,061	19,180							
8 years later	14,185	15,990	17,167								
9 years later	14,269	16,141									
10 years later	14,372										
Cumulative redundancy/(deficiency) on net unpaid losses	(2,384)	(1,467)	350	1,278	2,424	2,819	2,057	1,675	1,075	479	
Cumulative deficiency related to A&E	(1,053)	(1,053)	(588)	(588)	(536)	(507)	(456)	(373)	(269)	(170)	
Cumulative redundancy/(deficiency) excluding A&E	(1,331)	(414)	938	1,866	2,960	3,326	2,513	2,048	1,344	649	
Gross unpaid losses	24,597	27,083	31,483	35,055	35,517	37,112	37,176	37,783	37,391	37,477	**37,946**
Reinsurance recoverable on unpaid losses	12,609	12,409	13,966	14,597	13,509	13,520	12,935	12,745	12,149	11,602	**11,399**
Net unpaid losses	11,988	14,674	17,517	20,458	22,008	23,592	24,241	25,038	25,242	25,875	**26,547**
Gross liability re-estimated	29,948	31,094	31,850	33,139	32,829	33,884	35,166	36,189	36,418	37,478	
Reinsurance recoverable on unpaid losses	15,576	14,953	14,683	13,959	13,245	13,111	12,982	12,826	12,251	12,082	
Net liability re-estimated	14,372	16,141	17,167	19,180	19,584	20,773	22,184	23,363	24,167	25,396	
Cumulative redundancy/(deficiency) on gross unpaid losses	$ (5,351)	$ (4,011)	$ (367)	$ 1,916	$ 2,688	$ 3,228	$ 2,010	$ 1,594	$ 973	$ (1)	

The reference to "losses" in the table above refers to losses and loss expenses.

Reconciliation of Unpaid Losses and Loss Expenses

(in millions of U.S. dollars)	Years Ended December 31 2012	2011	2010
Gross unpaid losses and loss expenses at beginning of year	$ 37,477	$ 37,391	$ 37,783
Reinsurance recoverable on unpaid losses[1]	(11,602)	(12,149)	(12,745)
Net unpaid losses and loss expenses at beginning of year	25,875	25,242	25,038
Acquisition of subsidiaries	14	92	145
Total	25,889	25,334	25,183
Net losses and loss expenses incurred in respect of losses occurring in:			
Current year	10,132	10,076	8,082
Prior years	(479)	(556)	(503)
Total	9,653	9,520	7,579
Net losses and loss expenses paid in respect of losses occurring in:			
Current year	4,325	4,209	2,689
Prior years	4,894	4,657	4,724
Total	9,219	8,866	7,413
Foreign currency revaluation and other	224	(113)	(107)
Net unpaid losses and loss expenses at end of year	26,547	25,875	25,242
Reinsurance recoverable on unpaid losses[1]	11,399	11,602	12,149
Gross unpaid losses and loss expenses at end of year	$ 37,946	$ 37,477	$ 37,391

(1) Net of provision for uncollectible reinsurance.

Net losses and loss expenses incurred for 2012 were $9.7 billion, compared with $9.5 billion in 2011, and $7.6 billion in 2010. Net losses and loss expenses incurred for 2012, 2011, and 2010, includes $479 million, $556 million, and $503 million of net favorable prior period development, respectively. For additional information, refer to the "Prior Period Development" section of Item 7.

Investments

Our objective is to maximize investment income and total return while ensuring an appropriate level of liquidity, investment quality and diversification. As such, ACE's investment portfolio is invested primarily in investment-grade fixed-income securities as measured by the major rating agencies. We do not allow leverage or complex credit structures in our investment portfolio.

The critical aspects of the investment process are controlled by ACE Asset Management, an indirect wholly-owned subsidiary of ACE. These aspects include asset allocation, portfolio and guideline design, risk management and oversight of external asset managers. In this regard, ACE Asset Management:

- conducts formal asset allocation modeling for each of the ACE subsidiaries, providing formal recommendations for the portfolio's structure;
- establishes recommended investment guidelines that are appropriate to the prescribed asset allocation targets;
- provides the analysis, evaluation, and selection of our external investment advisors;
- establishes and develops investment-related analytics to enhance portfolio engineering and risk control;
- monitors and aggregates the correlated risk of the overall investment portfolio; and
- provides governance over the investment process for each of our operating companies to ensure consistency of approach and adherence to investment guidelines.

Under our guidance and direction, external asset managers conduct security and sector selection and transaction execution. This use of multiple managers benefits ACE in several ways – it provides us with operational and cost efficiencies, diversity of styles and approaches, innovations in investment research and credit and risk management, all of which enhance the risk adjusted returns of our portfolios.

ACE Asset Management determines the investment portfolio's allowable, targeted asset allocation and ranges for each of the segments. These asset allocation targets are derived from sophisticated asset and liability modeling that measures correlated histories of returns and volatility of returns. Allowable investment classes are further refined through analysis of our operating environment, including expected volatility of cash flows, potential impact on our capital position, as well as regulatory and rating agency considerations.

The Board has established a Risk & Finance Committee which helps execute the Board's supervisory responsibilities pertaining to enterprise risk management including investment risk. Under the overall supervision of the Risk & Finance Committee, ACE's governance over investment management is rigorous and ongoing. Among its responsibilities, the Risk & Finance Committee of the Board:

- reviews and approves asset allocation targets and investment policy to ensure that it is consistent with our overall goals, strategies, and objectives;
- reviews and approves investment guidelines to ensure that appropriate levels of portfolio liquidity, credit quality, diversification, and volatility are maintained; and
- systematically reviews the portfolio's exposures including any potential violations of investment guidelines.

We have long-standing global credit limits for our entire portfolio across the organization and for individual obligors. Exposures are aggregated, monitored, and actively managed by our Global Credit Committee, comprising senior executives, including our Chief Financial Officer, our Chief Risk Officer, our Chief Investment Officer, and our Treasurer.

Within the guidelines and asset allocation parameters established by the Risk & Finance Committee, individual investment committees of the segments determine tactical asset allocation. Additionally, these committees review all investment-related activity that affects their operating company, including the selection of outside investment advisors, proposed asset allocations changes, and the systematic review of investment guidelines.

For additional information regarding the investment portfolio, including breakdowns of the sector and maturity distributions, refer to Note 3 to the Consolidated Financial Statements, under Item 8.

Regulation

Our insurance and reinsurance subsidiaries conduct business globally, including in all 50 states of the United States and the District of Columbia. Our businesses in each of these jurisdictions are subject to varying degrees of regulation and supervision. The laws and regulations of the jurisdictions in which our insurance and reinsurance subsidiaries are domiciled require among other things that these subsidiaries maintain minimum levels of statutory capital, surplus, and liquidity, meet solvency standards, and submit to periodic examinations of their financial condition. The complex regulatory environments in which ACE operates are subject to change and are regularly monitored.

Group Supervision

In September 2012, pursuant to recently enacted legislation passed in the state of Pennsylvania, U.S., based on the Model Insurance Holding Company System Regulatory Act (model law) adopted by the National Association of Insurance Commissioners (NAIC), the Pennsylvania Insurance Department (Department), in consultation with other insurance regulatory bodies that oversee ACE's insurance activities, convened the first ACE Group Supervisory College (College). Regulators from approximately 15 jurisdictions worldwide were invited to participate in the College, the purpose of which was to initiate establishment of, and to clarify the membership, participation, functionality, and ongoing activities in, the College with respect to group-wide supervision of ACE. Representatives from approximately 10 jurisdictions attended the College in Philadelphia, Pennsylvania, during which the supervisors reviewed, without adverse comment, information on our group governance, risk assessment and management, capital adequacy, and material intercompany transactions. On October 19, 2012, the Department, in cooperation with the other supervisory college regulators, published a notice of its determination that it is the appropriate group-wide supervisor for ACE.

The following is an overview discussion of regulations for our operations in Switzerland, the U.S., Bermuda, and other international locations.

Swiss Operations
The Swiss Financial Market Supervisory Authority, which we refer to as "FINMA", has the discretion to supervise ACE on a group-wide basis. However, FINMA issued a letter to us in January 2013 acknowledging the Department's assumption of group supervision over us.

In 2008, we formed ACE Insurance (Switzerland) Limited which offers various insurance covers to small and mid-sized Swiss companies, as well as A&H solutions to individuals. We have also formed a reinsurance subsidiary named ACE Reinsurance (Switzerland) Limited, which we operate as primarily a provider of reinsurance to other ACE entities. Both companies are licensed and governed by FINMA.

U.S. Operations
Our U.S. insurance subsidiaries are subject to extensive regulation and supervision by the states in which they do business. The laws of the various states establish departments of insurance with broad authority to regulate, among other things: the standards of solvency that must be met and maintained, the licensing of insurers and their producers, approval of policy forms and rates, the nature of and limitations on investments, restrictions on the size of the risks which may be insured under a single policy, deposits of securities for the benefit of policyholders, requirements for the acceptability of reinsurers, periodic examinations of the affairs of insurance companies, the form and content of reports of financial condition required to be filed, and the adequacy of reserves for unearned premiums, losses, and other purposes.

Our U.S. insurance subsidiaries are required to file detailed annual and quarterly reports with state insurance regulators. In addition, our U.S. insurance subsidiaries' operations and financial records are subject to examination at regular intervals by state regulators.

All states have enacted legislation that regulates insurance holding companies. This legislation provides that each insurance company in the system is required to register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management, or financial condition of the insurers within the system. All transactions within a holding company system must be fair and equitable. Notice to the insurance departments is required prior to the consummation of transactions affecting the ownership or control of an insurer and of certain material transactions between an insurer and an entity in its holding company system. In addition, certain transactions may not be consummated without the department's prior approval.

Statutory surplus is an important measure used by the regulators and rating agencies to assess our U.S. insurance subsidiaries' ability to support business operations and provide dividend capacity. Our U.S. insurance subsidiaries are subject to various state statutory and regulatory restrictions that limit the amount of dividends that may be paid without prior approval from regulatory authorities. These restrictions differ by state, but are generally based on calculations incorporating statutory surplus, statutory net income, and/or investment income.

The NAIC has a risk-based capital requirement for P&C insurance companies. This risk-based capital formula is used by many state regulatory authorities to identify insurance companies that may be undercapitalized and which merit further regulatory attention. These requirements are designed to monitor capital adequacy using a formula that prescribes a series of risk measurements to determine a minimum capital amount for an insurance company, based on the profile of the individual company. The ratio of a company's actual policyholder surplus to its minimum capital requirement will determine whether any state regulatory action is required. There are progressive risk-based capital failure levels that trigger more stringent regulatory action. If an insurer's policyholders' surplus falls below the Mandatory Control Level (70 percent of the Authorized Control Level, as defined by the NAIC), the relevant insurance commissioner is required to place the insurer under regulatory control. However, an insurance commissioner may allow a P&C company operating below the Mandatory Control Level that is writing no business and is running off its existing business to continue its run-off. Brandywine is running off its liabilities consistent with the terms of an order issued by the Insurance Commissioner of Pennsylvania. This includes periodic reporting obligations to the Department.

Government intervention has also occurred in the insurance and reinsurance markets in relation to terrorism coverage in the U.S. (and through industry initiatives in other countries). The U.S. Terrorism Risk Insurance Act (TRIA), which was enacted in 2002 to ensure the availability of insurance coverage for certain types of terrorist acts in the U.S., was extended in 2007 for seven years, through 2014, and applies to certain of our operations.

From time to time, ACE and its subsidiaries and affiliates receive inquiries from state agencies and attorneys general, with which we generally comply, seeking information concerning business practices, such as underwriting and non-traditional or loss mitigation insurance products. Moreover, many recent factors, such as consequences of and reactions to industry and economic conditions and focus on domestic issues, have contributed to the potential for change in the legal and regulatory framework applicable to ACE's U.S. operations and businesses. We cannot assure that changes in laws or investigative or enforcement activities in the various states in the U.S. will not have a material adverse impact on our financial condition, results of operations, or business practices. More information on insurance industry investigations, including settlement agreements and related matters, is set forth in Note 10 to the Consolidated Financial Statements, under Item 8.

Bermuda Operations

The Insurance Act 1978 of Bermuda and related regulations, as amended (the Insurance Act), regulates the insurance business of our Bermuda insurance subsidiaries and provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer by the Bermuda Monetary Authority (BMA). The Insurance Act makes no distinction between insurance and reinsurance business. The Insurance Act imposes solvency and liquidity standards and auditing and reporting requirements on Bermuda insurance companies and grants the BMA powers to supervise, investigate, and intervene in the affairs of insurance companies.

In 2008, the Bermuda insurance supervisory framework underwent major revision with the passage of the Insurance Amendment Act 2008 (the Amendment Act). The Amendment Act established new risk-based regulatory capital adequacy and solvency margin requirements for Bermuda insurers.

Our Bermuda domiciled insurance subsidiaries must prepare annual statutory financial statements and file them with the BMA, and certain subsidiaries must file audited annual financial statements prepared in accordance with accounting principles generally accepted in the U.S. (GAAP), International Financial Reporting Standards (IFRS), or any such other generally accepted accounting principles as the BMA may recognize. These audited financials are made public by the BMA. The Insurance Act prescribes rules for the preparation and content of the statutory financial statements and are distinct from the financial statements prepared for presentation to an insurer's shareholders under the Companies Act 1981 of Bermuda (the Companies Act). These ACE subsidiaries are required to give detailed information and analyses regarding premiums, claims, reinsurance and investments.

Under the new regulatory framework, the BMA has promulgated the Insurance (Prudential Standards) (Class 4 Solvency Requirement) Order 2008 (the Order) which, *inter alia*, mandates that a Class 4 insurer's Enhanced Capital Requirement (ECR) be calculated by either (a) the model set out in Schedule 1 to the Order, or (b) an internal capital model which the BMA has approved for use for this purpose. ACE's Bermuda Class 4 insurance subsidiaries use the BMA model in calculating their solvency requirements.

During 2011, the BMA also issued the Insurance (Prudential Standards) (Class 4 and Class 3B Solvency Requirement) Amendment Rules 2011, Insurance (Prudential Standards) (Class E Solvency Requirement) Rules 2011 and the Insurance (Prudential Standards) (Class 3A Solvency Requirement) Rules 2011.

The Insurance (Prudential Standards) (Class 4 and Class 3B Solvency Requirement) Amendment Rules 2011 amends the Order for Class 4 companies issued in 2008. The Insurance (Prudential Standards) (Class E Solvency Requirement) Rules 2011 and the Insurance (Prudential Standards) (Class 3A Solvency Requirement) Rules 2011 require that as of December 31, 2011, Class E (long term business) companies and Class 3A (general business) companies follow similar rules as those set out above for Class 4 companies.

The new risk-based regulatory capital adequacy and solvency margin regime provides a risk-based capital model (termed the Bermuda Solvency Capital Requirement (BSCR)) as a tool to assist the BMA both in measuring risk and in determining appropriate levels of capitalization. The BSCR employs a standard mathematical model that correlates the risk underwritten by Bermuda insurers to the capital that is dedicated to their business. The framework that has been developed applies a standard measurement format to the risk associated with an insurer's assets, liabilities, and premiums, including a formula to take account of catastrophe risk exposure. In order to minimize the risk of a shortfall in capital arising from an unexpected adverse deviation and in moving towards the implementation of a risk based capital approach, the BMA requires that insurers operate at or above a threshold capital level (termed the Target Capital Level (TCL)), which exceeds the BSCR or approved internal model minimum amounts.

These capital requirements require that Class 4, 3B and 3A insurers hold available statutory capital and surplus equal to or exceeding ECR and set TCL at 120 percent of ECR. The BMA also has a degree of discretion enabling it to impose ECR on insurers in particular cases, for instance where an insurer falls below the TCL. While they must calculate its ECR annually by reference to either the BSCR or an approved internal model, Class 4 and 3B insurers must also ensure that, at all times, its ECR is at least equal to minimum solvency margins as prescribed on the regulations. Similar rules now apply to Class E and 3A long term insurers, but they are being phased in over three years.

Under the Insurance Act, Class 4, 3B and 3A insurers are prohibited from declaring or paying any dividends of more than 25 percent of its total statutory capital and surplus, as shown in its previous financial year statutory balance sheet, unless at least seven days before payment of the dividends, it files with the BMA an affidavit that it will continue to meet its required solvency margins. In addition, Class 4, 3B and E insurers must obtain the BMA's prior approval before reducing its total statutory capital, as shown in its previous financial year statutory balance sheet, by 15 percent or more. Furthermore, under the Companies Act, the Bermuda insurance subsidiaries may only declare and pay a dividend from retained earnings, and a dividend or distribution from contributed surplus if it has no reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or if the realizable value of its assets would not be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Other International Operations

The extent of insurance regulation varies significantly among the countries in which the non-U.S. ACE operations conduct business. While each country imposes licensing, solvency, auditing, and financial reporting requirements, the type and extent of the requirements differ substantially. For example:

- in some countries, insurers are required to prepare and file quarterly financial reports, and in others, only annual reports;
- some regulators require intermediaries to be involved in the sale of insurance products, whereas other regulators permit direct sales contact between the insurer and the customer;
- the extent of restrictions imposed upon an insurer's use of local and offshore reinsurance vary;
- policy form filing and rate regulation vary by country;
- the frequency of contact and periodic on-site examinations by insurance authorities differ by country; and
- regulatory requirements relating to insurer dividend policies vary by country.

Significant variations can also be found in the size, structure, and resources of the local regulatory departments that oversee insurance activities. Certain regulators prefer close relationships with all subject insurers and others operate a risk-based approach.

ACE operates in some countries through subsidiaries and in some countries through branches of subsidiaries. Local capital requirements applicable to a subsidiary generally include its branches. Certain ACE companies are jointly owned with local companies to comply with legal requirements for local ownership. Other legal requirements include discretionary licensing procedures, compulsory cessions of reinsurance, local retention of funds and records, data privacy and protection program requirements, and foreign exchange controls. ACE's international companies are also subject to multinational application of certain U.S. laws.

There are various regulatory bodies and initiatives that impact ACE in multiple international jurisdictions and the potential for significant impact on ACE could be heightened as a result of recent industry and economic developments. In particular, the European Union's (EU) executive body, the European Commission, is implementing new capital adequacy and risk management regulations for the European insurance industry, known as Solvency II, which aims to establish a revised set of EU-wide capital requirements and risk management standards that will replace the current Solvency I requirements. The Solvency II requirements are expected to be effective January 1, 2016.

Under Solvency II, it is possible that a U.S. domiciled parent company of a subsidiary domiciled in the EU could be subject to certain requirements if determined by the regulator that its subsidiary's capital position is dependent on the U.S. parent company that is not subject to requirements deemed to be "equivalent" to Solvency II. While it is not certain how or if these actions will impact ACE, we do not currently expect that our capital management strategies, results of operations and financial condition will be materially affected by the Solvency II requirements.

Enterprise Risk Management

As an insurer, ACE is in the business of profitably managing risk for its customers. Since risk management must permeate an organization conducting a global insurance business, we have an established Enterprise Risk Management (ERM) framework that is integrated into management of our businesses and is led by ACE's senior management. As a result, ERM is a part of the day-to-day management of ACE and its operations.

Our global ERM framework is broadly multi-disciplinary and its objectives include:

- support core risk management responsibilities at division and corporate levels through the identification and management of risks that aggregate and/or correlate across divisions;
- identify, analyze, and mitigate significant external risks that could impair the financial condition of ACE and/or hinder its business objectives;
- coordinate accumulation guidelines and actual exposure relative to guidelines, risk codes, and other risk processes;
- provide analysis and maintain accumulation and economic capital and information systems that enable business leaders to make appropriate and consistent risk/return decisions;
- identify and assess emerging risk issues; and
- develop and communicate to our business lines consistent risk management processes.

ACE's Enterprise Risk Management Board (ERMB) reports to and assists the Chief Executive Officer in the oversight and review of the ERM framework which covers the processes and guidelines used to manage insurance risk, financial risk, strategic risk, and operational risk. The ERMB is chaired by ACE's Chief Risk Officer and Chief Actuary. The ERMB meets at least monthly, and is comprised of ACE's most senior executives, in addition to the Chair, including the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, Chief Claims Officer, General Counsel, Chairman for Insurance – North America, Chairman for ACE Overseas General, and our Chairman for Global Reinsurance.

Various sources, including the Enterprise Risk Unit (ERU) and Product Boards, provide support to the ERMB. The ERU is responsible for the collation and analysis of two types of information. First, external information that provides insight to the ERMB on risks that might significantly impact ACE's key objectives and second, internal risk aggregations from its business writings and other activities such as investments. The ERU is independent of the operating units and reports to our Chief Risk Officer and Chief Actuary. The Product Boards exist to provide oversight for products that we offer globally. A Product Board currently exists for each of the following products; property/energy, marine, casualty, professional lines, aviation, and political risk. Each Product Board is responsible for ensuring consistency in underwriting and pricing standards, identification of emerging issues, and guidelines for relevant accumulations.

ACE's Chief Risk Officer and Chief Actuary also reports to the Board's Risk & Finance Committee, which helps execute the Board's supervisory responsibilities pertaining to ERM. The role of the Risk & Finance Committee includes evaluation of the integrity and effectiveness of our ERM procedures, systems, and information; governance on major policy decisions pertaining to risk aggregation and minimization; and assessment of our major decisions and preparedness levels pertaining to perceived material risks. The Audit Committee meets annually and on an as needed basis with the Risk & Finance Committee in order to exercise its duties under New York Stock Exchange Rules.

Others within the ERM structure contribute toward accomplishing ACE's ERM objectives, including regional management, Internal Audit, Compliance, external consultants, and managers of our internal control processes and procedures.

Tax Matters

Refer to "Risk Factors", under Item 1A and Note 1 n) to the Consolidated Financial Statements.

ITEM 1A. Risk Factors

Factors that could have a material impact on our results of operations or financial condition are outlined below. Additional risks not presently known to us or that we currently deem insignificant may also impair our business or results of operations as they become known facts or as facts and circumstances change. Any of the risks described below could result in a significant or material adverse effect on our results of operations or financial condition.

U.S. and global economic and financial industry events and their consequences could harm our business, our liquidity and financial condition, and our stock price.
The consequences of adverse global market and economic conditions may affect (among other aspects of our business) the demand for and claims made under our products, the ability of customers, counterparties, and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources, the availability of reinsurance protection, the risks we assume under reinsurance programs covering variable annuity guarantees, and our investment performance. Volatility in the U.S. and other securities markets may adversely affect our stock price.

Our results of operations or financial condition could be adversely affected by the occurrence of natural and man-made disasters.
We have substantial exposure to losses resulting from natural disasters, man-made catastrophes, and other catastrophic events. This could impact a variety of our businesses, including both commercial and personal lines products. Catastrophes can be caused by various events, including hurricanes, typhoons, earthquakes, hailstorms, drought, explosions, severe winter weather, fires, war, acts of terrorism, nuclear accidents, political instability, and other natural or man-made disasters, including a global or other wide-impact pandemic. The incidence and severity of catastrophes are inherently unpredictable and our losses from catastrophes could be substantial. In addition, climate conditions may be changing, primarily through changes in global temperatures, which may increase the frequency and severity of natural catastrophes and the resulting losses in the future. We cannot predict the impact that changing climate conditions, if any, may have on our results of operations or our financial condition. Additionally, we cannot predict how legal, regulatory and/or social responses to concerns around global climate change may impact our business. The occurrence of claims from catastrophic events could result in substantial volatility in our results of operations or financial condition for any fiscal quarter or year. Increases in the values and concentrations of insured property may also increase the severity of these occurrences in the future. Although we attempt to manage our exposure to such events through the use of underwriting controls and the purchase of third-party reinsurance, catastrophic events are inherently unpredictable and the actual nature of such events when they occur could be more frequent or severe than contemplated in our pricing and risk management expectations. As a result, the occurrence of one or more catastrophic events could have an adverse effect on our results of operations or financial condition.

If actual claims exceed our loss reserves, our financial results could be adversely affected.
Our results of operations and financial condition depend upon our ability to accurately assess the potential losses associated with the risks that we insure and reinsure. We establish reserves for unpaid losses and loss expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred at or prior to the date of the balance sheet. The process of establishing reserves can be highly complex and is subject to considerable variability as it requires the use of informed estimates and judgments.

We have actuarial staff in each of our segments who analyze insurance reserves and regularly evaluate the levels of loss reserves. Any such evaluations could result in future changes in estimates of losses or reinsurance recoverables and would be reflected in our results of operations in the period in which the estimates are changed. Losses and loss expenses are charged to income as incurred. Reserves for unpaid losses and loss expenses represent the estimated ultimate losses and loss expenses less paid losses and loss expenses, and comprise case reserves and IBNR. During the loss settlement period, which can be many years in duration for some of our lines of business, additional facts regarding individual claims and trends often will become known. As these become apparent, case reserves may be adjusted by allocation from IBNR with or without any change in overall reserves. In addition, application of statistical and actuarial methods may require the adjustment of overall reserves upward or downward from time to time.

Included in our liabilities for losses and loss expenses are liabilities for latent claims such as A&E. At December 31, 2012, these A&E liabilities represented approximately 5.4 percent of our liabilities for losses and loss expenses. These claims are principally related to claims arising from remediation costs associated with hazardous waste sites and bodily-injury claims related to exposure to asbestos products and environmental hazards. The estimation of these liabilities is subject to many complex variables including: the current legal environment; specific settlements that may be used as precedents to settle future claims; assumptions regarding trends with respect to claim severity and the frequency of higher severity claims; assumptions regarding the ability to allocate liability among defendants (including bankruptcy trusts) and other insurers; the ability of a claimant to bring a claim in a state in which they have no residency or exposure; the ability of a policyholder to claim the right to non-products coverage; whether high-level excess policies have the potential to be accessed given the policyholder's claim trends and liability situation; payments to unimpaired claimants; and, the potential liability of peripheral defendants.

Accordingly, the ultimate settlement of losses, arising from either latent or non-latent causes (e.g., greater than anticipated inflation), may be significantly greater or less than the loss and loss expense reserves held at the date of the balance sheet. If our loss reserves are determined to be inadequate, we will be required to increase loss reserves at the time of such determination and our net income will be reduced. If the increase in loss reserves is large enough, we could incur a net loss and a net reduction of our capital.

The effects of emerging claim and coverage issues on our business are uncertain.
As industry practices and legislative, regulatory, judicial, social, financial, and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the frequency and severity of claims. In some instances, these changes may not become apparent until some time after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after a contract is issued.

The failure of any of the loss limitation methods we employ could have an adverse effect on our results of operations or financial condition.
We seek to manage our loss exposure by maintaining a disciplined underwriting process throughout our insurance operations. We also look to limit our loss exposure by writing a number of our insurance and reinsurance contracts on an excess of loss basis. Excess of loss insurance and reinsurance indemnifies the insured against losses in excess of a specified amount. In addition, we limit program size for each client and purchase third-party reinsurance for our own account. In the case of our assumed proportional reinsurance treaties, we seek per occurrence limitations or loss and loss expense ratio caps to limit the impact of losses ceded by the client. In proportional reinsurance, the reinsurer shares a proportional part of the premiums and losses of the reinsured. We also seek to limit our loss exposure by geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the determination of the area of the zones and the inclusion of a particular policy within a particular zone's limits. Various provisions of our policies, such as limitations or exclusions from coverage or choice of forum negotiated to limit our risks, may not be enforceable in the manner we intend. As a result, one or more catastrophic or other events could result in claims that substantially exceed our expectations, which could have an adverse effect on our results of operations or financial condition.

We may be unable to purchase reinsurance, and if we successfully purchase reinsurance, we are subject to the possibility of non-payment.
We purchase reinsurance to protect against catastrophes, to increase the amount of protection we can provide our clients, and as part of our overall risk management strategy. Our reinsurance business also purchases some retrocessional protection. A retrocessional reinsurance agreement allows a reinsurer to cede to another company all or part of the reinsurance that was originally assumed by the reinsurer. A reinsurer's or retrocessionaire's insolvency or inability or unwillingness to make timely payments under the terms of its reinsurance agreement with us could have an adverse effect on us because we remain liable to the insured. From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance or retrocessional reinsurance that they consider adequate for their business needs.

There is no guarantee our desired amounts of reinsurance or retrocessional reinsurance will be available in the marketplace in the future. In addition to capacity risk, the remaining capacity may not be on terms we deem appropriate or acceptable or with companies with whom we want to do business. Finally, we face some degree of counterparty risk whenever we purchase reinsurance or retrocessional reinsurance. Consequently, the insolvency, inability, or unwillingness of any of our present or future reinsurers to make timely payments to us under the terms of our reinsurance or retrocessional agreements could have an adverse effect on us. At December 31, 2012, we had $12.1 billion of reinsurance recoverables, net of reserves for uncollectible recoverables.

Certain of our subsidiaries are liable for A&E and other exposures they have reinsured to our inactive run-off company Century Indemnity Company (Century). At December 31, 2012, the aggregate reinsurance balances ceded by our active subsidiaries to Century were approximately $958 million. Should Century's loss reserves experience adverse development in the future and should Century be placed into rehabilitation or liquidation, the reinsurance recoverables due from Century to its affiliates would be payable only after the payment in full of certain expenses and liabilities, including administrative expenses and direct policy liabilities. Thus, the intercompany reinsurance recoverables would be at risk to the extent of the shortage of assets remaining to pay these recoverables. While we believe the intercompany reinsurance recoverables from Century are not impaired at this time, we cannot assure that adverse development with respect to Century's loss reserves, if manifested, will not result in Century's insolvency, which could result in our recognizing a loss to the extent of any uncollectible reinsurance from Century. This could have an adverse effect on our results of operations or financial condition.

Our net income may be volatile because certain products sold by our Life business expose us to reserve and fair value liability changes that are directly affected by market and other factors and assumptions.
Our pricing, establishment of reserves for future policy benefits and valuation of life insurance and annuity products, including reinsurance programs, are based upon various assumptions, including but not limited to market changes, mortality rates, morbidity rates, and policyholder behavior. The process of establishing reserves for future policy benefits relies on our ability to accurately estimate insured events that have not yet occurred but that are expected to occur in future periods. Significant deviations in actual experience from assumptions used for pricing and for reserves for future policy benefits could have an adverse effect on the profitability of our products and our business.

Under reinsurance programs covering variable annuity guarantees, we assumed the risk of guaranteed minimum death benefits (GMDB) and guaranteed living benefits (GLB) associated with variable annuity contracts. We ceased writing this business in 2007. Our net income is directly impacted by changes in the reserves calculated in connection with the reinsurance of GMDB and GLB liabilities. In addition, our net income is directly impacted by the change in the fair value of the GLB liability. Reported liabilities for both GMDB and GLB reinsurance are determined using internal valuation models. Such valuations require considerable judgment and are subject to significant uncertainty. The valuation of these products is subject to fluctuations arising from, among other factors, changes in interest rates, changes in equity markets, changes in credit markets, changes in the allocation of the investments underlying annuitant's account values, and assumptions regarding future policyholder behavior. Significant changes in behavior as a result of policyholder reactions to market or economic conditions could be material. We view our variable annuity reinsurance business as having a similar risk profile to that of catastrophe reinsurance, with the probability of long-term economic loss relatively small at the time of pricing. Adverse changes in market factors and policyholder behavior will have an impact on both life underwriting income and net income. When evaluating these risks, we expect to be compensated for taking both the risk of a cumulative long-term economic net loss, as well as the short-term accounting variations caused by these market movements. Therefore, we evaluate this business in terms of its long-term economic risk and reward. Refer to the "Critical Accounting Estimates – Guaranteed living benefits (GLB) derivatives", under Item 7 and "Quantitative and Qualitative Disclosures about Market Risk – Reinsurance of GLB and GMDB guarantees", under Item 7A for additional information.

A failure in our operational systems or infrastructure or those of third parties could disrupt business, damage our reputation, and cause losses.
Our operations rely on the secure processing, storage, and transmission of confidential and other information, including in our computer systems and networks. Our business depends on effective information security and systems and the integrity and timeliness of the data our information systems use to run our business. Our ability to adequately price products and services, to establish reserves, to provide effective, efficient and secure service to our customers, to value our investments and to timely and accurately report our financial results also depends significantly on the integrity of the data we maintain, including that within our information systems, as well as data in third party service provider systems. Although we have implemented administrative and technical controls and take protective actions to reduce the risk of cyber incidents and protect our information technology, and we endeavor to modify such procedures as circumstances warrant, such measures may be insufficient to prevent unauthorized access, computer viruses, malware or other malicious code or cyber-attack, catastrophic events, system failures and disruptions and other events that could have security consequences (each a "Security Event"). Like other global companies, we have, from time to time, experienced Security Events, none of which had a material adverse impact on our business, results of operations or financial condition. If additional Security Events occur, these events may jeopardize ACE's or its clients' or counterparties' confidential and other information processed and stored within ACE, and transmitted through its computer systems and networks, or otherwise cause interruptions or malfunctions in ACE's, its clients', its counterparties', or third parties' operations, or result in data loss which could result in significant losses or reputational damage. ACE may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered by insurance maintained.

Despite the contingency plans and facilities we have in place, our ability to conduct business may be adversely affected by a disruption of the infrastructure that supports our business in the communities in which we are located, or of outsourced services or functions. This may include a disruption involving electrical, communications, transportation, or other services used by ACE. These disruptions may occur, for example, as a result of events that affect only the buildings occupied by ACE or as a result of events with a broader effect on the cities where those buildings are located. If a disruption occurs in one location and ACE employees in that location are unable to occupy our offices and conduct business or communicate with or travel to other locations, our ability to service and interact with clients may suffer and we may not be able to successfully implement contingency plans that depend on communication or travel.

Employee error and misconduct may be difficult to detect and prevent and could adversely affect our business, results of operations, and financial condition.
Losses may result from, among other things, fraud, errors, failure to document and secure transactions properly, failure to obtain proper internal authorization, or failure to comply with regulatory requirements. It is not always possible to deter or prevent employee misconduct and the precautions ACE takes to prevent and detect this activity may not be effective in all cases. Resultant losses could adversely affect our business, results of operations, and financial condition.

We have exposure to counterparties in various industries which may subject us to credit risk.
We have exposure to counterparties through reinsurance and in various industries, including banks, hedge funds and other investment vehicles, and derivative transactions. Many of these transactions expose us to credit risk in the event our counterparty fails to perform its obligations. Even if we are entitled to collateral when a counterparty defaults, such collateral may be illiquid or proceeds from such collateral when liquidated may not be sufficient to recover the full amount of the obligation. We also have exposure to financial institutions in the form of secured and unsecured debt instruments and equity securities.

The integration of acquired companies may not be as successful as we anticipate.
Acquisitions involve numerous risks, including operational, strategic, financial, accounting, legal and tax risks such as potential liabilities associated with the acquired business. Difficulties in integrating an acquired company may result in the acquired company performing differently than we expected or in our failure to realize anticipated expense-related efficiencies. Our existing businesses could also be negatively impacted by acquisitions. In addition, goodwill and intangible assets recorded in connection with insurance company acquisitions may be impaired if premium growth, underwriting profitability, agency retention and policy persistency, among other factors, differ from expectations.

There is also the potential that proposed acquisitions that have been publicly announced will not be consummated, even if a definitive agreement has been signed by the parties. If an agreement is terminated before closing, the result would be that our proposed acquisition would not occur, which could, among other things, expose us to damages or liability and adversely impact our stock price and future operations.

We utilize analytical models to assist our decision making in key areas such as underwriting, reserving, and catastrophe risks but actual results could differ materially from the model outputs.
We employ various modeling techniques (e.g., scenarios, predictive, stochastic and/or forecasting) to analyze and estimate exposures, loss trends and other risks associated with our assets and liabilities. We utilize the modeled outputs and related analyses to assist us in decision-making, for example related to underwriting, pricing, reserving, reinsurance, and catastrophe risk. The modeled outputs and related analyses are subject to various assumptions, uncertainties, and the inherent limitations of any statistical analysis, including the use of historical internal and industry data. Consequently, actual results may differ materially from our modeled results. If, based upon these models or other factors, we misprice our products or underestimate the frequency and/or severity of loss events, our results of operations or financial condition may be adversely affected. If, based upon these models or other factors, we misprice our products or overestimate the risks we are exposed to, new business growth and retention of our existing business may be adversely affected which could have a material adverse effect on our results of operations.

Financial Strength and Debt Ratings

A decline in our financial strength ratings could affect our standing among brokers and customers and cause our premiums and earnings to decrease. A decline in our debt ratings could increase our borrowing costs and impact our ability to access capital markets.
Ratings are an important factor in establishing the competitive position of insurance and reinsurance companies. The objective of these rating systems is to provide an opinion of an insurer's financial strength and ability to meet ongoing obligations to its policyholders. Our financial strength ratings reflect the rating agencies' opinions of our claims paying ability, are not evaluations directed to investors in our securities, and are not recommendations to buy, sell, or hold our securities. If our financial strength ratings are reduced from their current levels by one or more of these rating agencies, our competitive position in the insurance industry could suffer and it would be more difficult for us to market our products. A downgrade, therefore, could result in a substantial loss of business as insureds, ceding companies, and brokers move to other insurers and reinsurers with higher ratings. If one or more of our debt ratings were downgraded, we could also incur higher borrowing costs, and our ability to

access the capital markets could be impacted. Additionally, we could be required to post collateral or be faced with the cancellation of policies and resulting premium in certain circumstances. Refer to "Ratings", under Item 7 for additional information.

We cannot give any assurance regarding whether or to what extent any of the rating agencies may downgrade our ratings in the future.

Loss of Key Executives

We could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.
Our success depends on our ability to retain the services of our existing key executives and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key executives or the inability to hire and retain other highly qualified personnel in the future could adversely affect our ability to conduct or grow our business. This risk may be particularly acute for us relative to some of our competitors because some of our senior executives work in countries where they are not citizens and work permit and immigration issues could adversely affect the ability to retain or hire key persons. We do not maintain key person life insurance policies with respect to our employees.

Brokers and Customers

Since we depend on a few brokers for a large portion of our revenues, loss of business provided by any one of them could adversely affect us.
We market our insurance and reinsurance worldwide primarily through insurance and reinsurance brokers. Marsh, Inc. and its affiliates provided approximately 11 percent of our gross premiums written in 2012. Loss of all or a substantial portion of the business provided by one or more of these brokers could have an adverse effect on our business.

Our reliance on brokers subjects us to credit risk.
In accordance with industry practice, we generally pay amounts owed on claims under our insurance and reinsurance contracts to brokers, and these brokers, in turn, pay these amounts over to the clients that have purchased insurance or reinsurance from us. Although the law is unsettled and depends upon the facts and circumstances of the particular case, in some jurisdictions, if a broker fails to make such a payment, we might remain liable to the insured or ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the insured or ceding insurer pays premiums for these policies to brokers for payment over to us, these premiums might be considered to have been paid and the insured or ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums from the broker. Consequently, we assume a degree of credit risk associated with brokers with whom we transact business. However, due to the unsettled and fact-specific nature of the law, we are unable to quantify our exposure to this risk. To date, we have not experienced any material losses related to these credit risks.

Certain of our policies subject us to credit risk from customers.
We offer high-deductible policies which are provided in such lines of business as workers' compensation, general liability and commercial auto liability; and we also offer fully fronted, matching deductible coverages. Under the terms of these policies, our customers are responsible to reimburse us for an agreed-upon dollar amount per claim and/or an aggregate amount for all covered claims. In nearly all cases we are required under such policies to pay covered claims first, sometimes directly to third-party claimants, and then seek reimbursement for amounts within the applicable deductible from our customers. This obligation subjects us to credit risk from these customers. While we generally seek to mitigate this risk through collateral agreements and maintain a provision for uncollectible accounts associated with this credit exposure, an increased inability of customers to reimburse us in this context could have an adverse effect on our financial condition and results of operations. In addition, a lack of credit available to our customers could impact our ability to collateralize this risk to our satisfaction, which in turn, could reduce the amount of high-deductible policies we could offer.

Liquidity and Investments

Our investment performance may affect our financial results and ability to conduct business.
Our funds are invested by professional investment management firms under the direction of our management team in accordance with investment guidelines approved by the Risk & Finance Committee of the Board of Directors. Although our investment guidelines stress diversification of risks and conservation of principal and liquidity, our investments are subject to market risks, as well as risks inherent in individual securities. The volatility of our losses may force us to liquidate securities,

which may cause us to incur capital losses. Realized and unrealized losses in our investment portfolio would generally reduce our book value, and if significant, can affect our ability to conduct business. We experienced $1.3 billion of pre-tax realized and unrealized gains on our investment portfolio in 2012. The carrying value of our investment portfolio was $60.3 billion at December 31, 2012.

Financial markets events create greater risks relating to impairment of investments.
As a part of our ongoing analysis of our investment portfolio, we are required to assess whether the debt and equity securities we hold for which we have recorded an unrealized loss have been "other-than-temporarily impaired" under GAAP, which implies an inability to recover the full economic benefits of these securities. Refer to Note 3 to the Consolidated Financial Statements for additional information. This analysis requires a high degree of judgment and requires us to make certain assessments about the potential for recovery of the assets we hold. Declines in relevant stock and other financial markets, and other factors impacting the value of our investments, could result in impairments from time to time, and could adversely affect our net income and other financial results.

We may be adversely affected by interest rate changes.
Our operating results are affected by the performance of our investment portfolio. Our investment portfolio contains primarily fixed income investments and may be adversely affected by changes in interest rates. Volatility in interest rates could also have an adverse effect on our investment income and operating results. For example, if interest rates decline, funds reinvested will earn less than the maturing investment. Interest rates are highly sensitive to many factors, including inflation, monetary and fiscal policies, and domestic and international political conditions. Although we take measures to manage the risks of investing in a changing interest rate environment, we may not be able to effectively mitigate interest rate sensitivity. Our mitigation efforts include maintaining a high quality portfolio with a relatively short duration to reduce the effect of interest rate changes on book value. A significant increase in interest rates would generally have an adverse effect on our book value. Our life insurance investments typically focus on longer duration bonds to better match the obligations of this business. For the life business, policyholder behavior may be influenced by changing interest rate conditions and require a rebalancing of duration to effectively manage our asset/liability position.

We may require additional capital or financing sources in the future, which may not be available or may be available only on unfavorable terms.
Our future capital and financing requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses, as well as our investment performance. We may need to raise additional funds through financings or access funds through existing or new credit facilities or through short-term reverse repurchase agreements. We also from time to time seek to refinance debt or credit as amounts become due or commitments expire. Any equity or debt financing or refinancing, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and in any case, such securities may have rights, preferences, and privileges that are senior to those of our Common Shares. Our access to funds under existing credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding commitments. Also, consolidation in the banking industry could lead to increased reliance on and exposure to particular institutions. If we cannot obtain adequate capital or sources of credit on favorable terms, or at all, we could be forced to utilize assets otherwise available for our business operations, and our business, results of operations, and financial condition could be adversely affected. It is possible that, in the future, one or more of the rating agencies may reduce our existing ratings. If one or more of our ratings were downgraded, we could incur higher borrowing costs and our ability to access the capital markets could be impacted.

We may be required to post additional collateral because of changes in our reinsurance liabilities to regulated insurance companies, or because of regulatory changes that affect our companies.
If our reinsurance liabilities increase, we may be required to post additional collateral for insurance company clients. In addition, regulatory changes sometimes affect our obligations to post collateral. The need to post this additional collateral, if significant enough, may require us to sell investments at a loss in order to provide securities of suitable credit quality or otherwise secure adequate capital at an unattractive cost. This could adversely impact our net income and liquidity and capital resources.

Our investment portfolio includes below investment-grade securities that have a higher degree of credit or default risk which could adversely affect our results of operations and financial condition.
Our fixed income portfolio is primarily invested in high quality, investment-grade securities. However, we invest a smaller portion of the portfolio in below investment-grade securities. At December 31, 2012, below investment-grade securities comprised approximately 14 percent of our fixed income portfolio. These securities, which pay a higher rate of interest, also have a higher degree of credit or default risk. These securities may also be less liquid in times of economic weakness or market

disruptions. While we have put in place procedures to monitor the credit risk and liquidity of our invested assets, it is possible that, in periods of economic weakness (such as recession), we may experience default losses in our portfolio, which could adversely affect our net income and book value.

Exchange Rates

Our operating results and shareholders' equity may be adversely affected by currency fluctuations.
Our reporting currency is the U.S. dollar. In general, we match assets and liabilities in local currencies. Where possible, capital levels in local currencies are limited to satisfy minimum regulatory requirements and to support local insurance operations. The principal currencies creating foreign exchange risk are the British pound sterling, the euro, the yen, the Canadian dollar, and the Australian dollar. At December 31, 2012, approximately 18.9 percent of our net assets were denominated in foreign currencies. We may experience losses resulting from fluctuations in the values of non-U.S. currencies, which could adversely impact our results of operations and financial condition.

Regulatory and Other Governmental Developments

The regulatory and political regimes under which we operate, and their volatility, could have an adverse effect on our business.
Our insurance and reinsurance subsidiaries conduct business globally. Our businesses in each jurisdiction are subject to varying degrees of regulation and supervision. The laws and regulations of the jurisdictions in which our insurance and reinsurance subsidiaries are domiciled require, among other things, maintenance of minimum levels of statutory capital, surplus, and liquidity; various solvency standards; and periodic examinations of subsidiaries' financial condition. In some jurisdictions, laws and regulations also restrict payments of dividends and reductions of capital. Applicable statutes, regulations, and policies may also restrict the ability of these subsidiaries to write insurance and reinsurance policies, to make certain investments, and to distribute funds. The purpose of insurance laws and regulations generally is to protect insureds and policyholders and ceding insurance companies, not our shareholders. For example, some jurisdictions have enacted various consumer protection laws that make it more burdensome for insurance companies to sell policies and interact with customers in personal lines businesses. Also, governmental support of individual competitors can lead to increased pricing pressure and a distortion of market dynamics.

The insurance industry is affected by political, judicial, and legal developments that may create new and expanded regulations and theories of liability. The current economic climate and the recent financial crisis present additional uncertainties and risks relating to increased regulation and the potential for increased involvement of the U.S. and other governments in the financial services industry.

In July 2010, the U.S. enacted comprehensive financial reform legislation, known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which creates a new regulatory regime for financial services companies. Pursuant to the legislation, a Federal Insurance Office (FIO) has been established to focus on systemic risk oversight and to develop federal policy on prudential aspects of international insurance matters. The FIO is conducting a study for submission to the U.S. Congress on how to modernize and improve insurance regulation in the U.S. While the impact to ACE of the establishment and activity of the FIO is not clear, it is possible that it could have an adverse effect on our business and operations. Moreover, various federal regulatory agencies have proposed and adopted regulations in furtherance of the Dodd-Frank Act provisions and these activities will continue for the foreseeable future, such as the proposed regulations issued by the Financial Stability Oversight Council to identify certain nonbank financial companies to be subject to supervision by the Board of Governors of the Federal Reserve System. To the extent these or other requirements ultimately apply to us when adopted in final form, they could require us to change how we conduct and manage our business and could adversely affect us. A recent proposed regulation to impose assessments on financial services companies does not, as currently drafted, apply to us, but it is still unclear how and to what extent these requirements might apply to us under final regulations and whether we would have to make material contributions if they were applicable.

The European Union's (EU) executive body, the European Commission, is implementing new capital adequacy and risk management requirements called Solvency II that would apply to our businesses across the EU and are expected to be effective January 1, 2016. ACE businesses are also subject to the requirements of the Swiss Financial Market Supervisory Authority (FINMA) whose regulations include Swiss Solvency Tests. The current requirements of the Swiss Solvency Tests are subject to revisions resulting from any future Solvency II equivalence requirements. In addition, regulators in countries where we have operations are working with the International Association of Insurance Supervisors (and in the U.S., with the National Association of Insurance Commissioners) to consider changes to insurance company supervision, including with respect to solvency requirements. While it is not certain how or if these actions will impact ACE, we do not currently expect that our capital management strategies, results of operations and financial condition will be materially affected by the Solvency II requirements.

In the event of, or even in the absence of, changes in applicable laws and regulations in particular jurisdictions, we may from time to time face more challenges, or changes in approach to oversight of our business, from our insurance or other regulators, including challenges resulting from the use of information technology that cannot be quickly adjusted to address new regulatory requirements.

We may not be able to comply fully with, or obtain appropriate exemptions from, applicable statutes and regulations and any changes thereto, which could have an adverse effect on our business. Failure to comply with or to obtain appropriate authorizations and/or exemptions under any applicable laws and regulations could result in restrictions on our ability to do business or undertake activities that are regulated in one or more of the jurisdictions in which we conduct business and could subject us to fines and other sanctions.

Our operations in developing nations expose us to political developments that could have an adverse effect on our business, liquidity, results of operations, and financial condition.
Our international operations include operations in various developing nations. Both current and future foreign operations could be adversely affected by unfavorable political developments including law changes, tax changes, regulatory restrictions, government leadership changes and nationalization of our operations without compensation. Adverse actions in any one country could have an adverse effect on our business, liquidity, results of operations, and financial condition depending on the magnitude of the events and our net financial exposure at that time in that country.

Company Structure

Our ability to pay dividends and to make payments on indebtedness may be constrained by our holding company structure.
ACE Limited is a holding company and does not have any significant operations or assets other than its ownership of the shares of its operating insurance and reinsurance subsidiaries. Dividends and other permitted distributions from our insurance subsidiaries are our primary source of funds to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends to our shareholders. Some of our insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. The inability of our insurance subsidiaries to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have an adverse effect on our operations and our ability to pay dividends to our shareholders and/or meet our debt service obligations.

ACE Limited is a Swiss company; it may be difficult to enforce judgments against it or its directors and executive officers.
ACE Limited is incorporated pursuant to the laws of Switzerland. In addition, certain of our directors and officers reside outside the U.S. and all or a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the U.S. As such, it may be difficult or impossible to effect service of process within the U.S. upon those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

ACE has been advised by its Swiss counsel that there is doubt as to whether the courts in Switzerland would enforce:

- judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws obtained in actions against it or its directors and officers, who reside outside the U.S.; or
- original actions brought in Switzerland against these persons or ACE predicated solely upon U.S. federal securities laws.

ACE has also been advised by its Swiss counsel that there is no treaty in effect between the U.S. and Switzerland providing for this enforcement and there are grounds upon which Swiss courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, would not be allowed in Swiss courts as contrary to that nation's public policy.

As a result of the increase in par value of our shares that occurred in connection with our redomestication from the Cayman Islands to Switzerland in July 2008, we have less flexibility with respect to certain aspects of capital management than previously.

As of December 31, 2012, the par value of our Common Shares is CHF 28.89 per share. Under Swiss law, we generally may not issue registered shares below their par value. In the event there is a need to raise common equity capital at a time when the trading price of our registered shares is below our par value, we will need to obtain approval of our shareholders to decrease the par value of our registered shares. We cannot assure that we would be able to obtain such shareholder approval. Furthermore, obtaining shareholder approval would require filing a preliminary proxy statement with the SEC and convening a meeting of shareholders which would delay any capital raising plans. Furthermore, any reduction in par value would decrease our ability to pay dividends as a repayment of share capital which is not subject to Swiss withholding tax. See "Taxation - Shareholders may be subject to Swiss withholding taxes on the payment of dividends" for additional information.

Insurance and Reinsurance Markets

Competition in the insurance and reinsurance markets could reduce our margins.
Insurance and reinsurance markets are highly competitive. We compete on an international and regional basis with major U.S., Bermuda, European, and other international insurers and reinsurers and with underwriting syndicates, some of which have greater financial, marketing, and management resources than we do. We also compete with new companies that continue to be formed to enter the insurance and reinsurance markets. In addition, capital market participants have created alternative products that are intended to compete with reinsurance products. Increased competition could result in fewer submissions, lower premium rates, and less favorable policy terms and conditions, which could reduce our profit margins and adversely impact our net income and book value.

Insurance and reinsurance markets are historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable premium rates.
The insurance and reinsurance markets have historically been cyclical, characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. An increase in premium levels is often offset by an increasing supply of insurance and reinsurance capacity, either by capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms, and fewer submissions for our underwriting services. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance markets significantly, as could periods of economic weakness (such as recession).

Charter Documents and Applicable Law

There are provisions in our charter documents that may reduce the voting rights of our Common Shares.
Our Articles of Association generally provide that shareholders have one vote for each Common Share held by them and are entitled to vote at all meetings of shareholders. However, the voting rights exercisable by a shareholder may be limited so that certain persons or groups are not deemed to hold 10 percent or more of the voting power conferred by our Common Shares. Moreover, these provisions could have the effect of reducing the voting power of some shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership. Our Board of Directors may refuse to register holders of shares as shareholders with voting rights based on certain grounds, including if the holder would, directly or indirectly, formally, constructively or beneficially own (as described in Articles 8 and 14 of our Articles of Association) or otherwise control voting rights with respect to 10 percent or more of the registered share capital recorded in the commercial register. In addition, the Board of Directors shall reject entry of holders of registered shares as shareholders with voting rights in the share register or shall decide on their deregistration when the acquirer or shareholder upon request does not expressly state that she/he has acquired or holds the shares in her/his own name and for her/his account.

Applicable laws may make it difficult to effect a change of control of our company.
Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the domestic insurer is domiciled. Prior to granting approval of an application to acquire control of a domestic insurer, the state insurance commissioner will consider such factors as the financial strength of the

applicant, the integrity and management of the applicant's Board of Directors and executive officers, the acquirer's plans for the future operations of the domestic insurer, and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing 10 percent or more of the voting securities of the domestic insurer. Because a person acquiring 10 percent or more of our Common Shares would indirectly control the same percentage of the stock of our U.S. insurance subsidiaries, the insurance change of control laws of various U.S. jurisdictions would likely apply to such a transaction. Laws of other jurisdictions in which one or more of our existing subsidiaries are, or a future subsidiary may be, organized or domiciled may contain similar restrictions on the acquisition of control of ACE.

While our Articles of Association limit the voting power of any shareholder to less than 10 percent, we cannot assure that the applicable regulatory body would agree that a shareholder who owned 10 percent or more of our Common Shares did not, because of the limitation on the voting power of such shares, control the applicable insurance subsidiary.

These laws may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of ACE, including transactions that some or all of our shareholders might consider to be desirable.

U.S. persons who own our Common Shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.
Swiss corporate law, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. These differences include the manner in which directors must disclose transactions in which they have an interest, the rights of shareholders to bring class action and derivative lawsuits, and the scope of indemnification available to directors and officers.

Anti-takeover provisions in our charter and corporate documents could impede an attempt to replace our directors or to effect a change of control, which could diminish the value of our Common Shares.
Our Articles of Association contain provisions that may make it more difficult for shareholders to replace directors and could delay or prevent a change of control that a shareholder might consider favorable. These provisions include staggered terms for the Board of Directors and voting restrictions. These provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our Common Shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our Common Shares if they are viewed as discouraging takeover attempts in the future.

Shareholder voting requirements under Swiss law may limit ACE's flexibility with respect to certain aspects of capital management.
Swiss law allows our shareholders to authorize share capital which can be issued by the Board of Directors without shareholder approval but this authorization must be renewed by the shareholders every two years. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of stock as permitted in other jurisdictions. Swiss law also reserves for approval by shareholders many corporate actions over which the Board of Directors previously had authority. For example, dividends must be approved by shareholders. While we do not believe that Swiss law requirements relating to our capital management will have an adverse effect on ACE, we cannot assure that situations will not arise where such flexibility would have provided substantial benefits to our shareholders.

Taxation

Shareholders may be subject to Swiss withholding taxes on the payment of dividends.
Our dividends are generally subject to a Swiss federal withholding tax at a rate of 35 percent. The tax must be withheld from the gross distribution, and be paid to the Swiss Federal Tax Administration. A U.S. holder that qualifies for benefits under the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, (U.S.-Swiss Tax Treaty), may apply for a refund of the tax withheld in excess of the 15 percent treaty rate (or for a full refund in the case of qualifying retirement arrangements). Payment of a dividend in the form of a par value reduction or qualifying capital contribution reserves reduction is not subject to Swiss withholding tax. We have previously obtained shareholder approval for dividends to be paid in the form of a reduction of our par value or qualifying capital contribution reserves and, subject to the requirements of our business and applicable law, we currently intend to continue to annually recommend to shareholders that they approve the payment of dividends in such form. We estimate we would be able to pay dividends in the form of a reduction of par value or qualifying contribution reserves capital, and thus exempt from Swiss withholding tax, for approximately 15-20 years following the 2008 redomestication of our holding company ACE Limited from

the Cayman Islands to Switzerland. This range may vary depending upon changes in annual dividends, special dividends, fluctuations in U.S. dollar/Swiss franc exchange rates, changes in par value or qualifying capital contribution reserves or changes or new interpretations to Swiss tax law or regulations. In addition, we cannot assure that our shareholders will approve a reduction in par value or qualifying capital contributions reserves each year, that we will be able to meet the other legal requirements for a reduction in par value, or that Swiss withholding rules will not be changed in the future.

We may become subject to taxes in Bermuda after March 31, 2035, which may have an adverse effect on our results of operations and shareholder investment.
The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, has given ACE Limited and its Bermuda insurance subsidiaries a written assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain, or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax would not be applicable to those companies or any of their respective operations, shares, debentures, or other obligations until March 31, 2035, except insofar as such tax would apply to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. We cannot be certain that we will not be subject to any Bermuda tax after March 31, 2035.

ACE Limited, our Bermuda-based management and holding company and our non-U.S. subsidiaries may become subject to U.S. tax, which may have an adverse effect on our results of operations and our shareholders' investments.
ACE Limited, ACE Group Management & Holdings Ltd. and our non-U.S. subsidiaries, including ACE Bermuda Insurance Ltd., and ACE Tempest Reinsurance Ltd., operate in a manner so that none of these companies should be subject to U.S. tax (other than U.S. excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. withholding tax on some types of U.S. source investment income), because none of these companies should be treated as engaged in a trade or business within the U.S. However, because there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the U.S., we cannot be certain that the Internal Revenue Service (IRS) will not contend successfully that ACE Limited or its non-U.S. subsidiaries are engaged in a trade or business in the U.S. If ACE Limited or any of its non-U.S. subsidiaries were considered to be engaged in a trade or business in the U.S., such entity could be subject to U.S. corporate income and branch profits taxes on the portion of its earnings effectively connected to such U.S. business, in which case our results of operations and our shareholders' investments could be adversely affected.

Acquisition of 10 percent or more of ACE Limited's shares may result in taxation under the "controlled foreign corporation" (CFC) rules.
Under certain circumstances, a U.S. person who owns 10 percent or more of the voting power of a foreign corporation that is a CFC (a foreign corporation in which 10 percent U.S. shareholders own more than 50 percent of the voting power or value of the stock of a foreign corporation or more than 25 percent of a foreign insurance corporation) for an uninterrupted period of 30 days or more during a taxable year must include in gross income for U.S. federal income tax purposes such "10 percent U.S. Shareholder's" pro rata share of the CFC's "subpart F income", even if the subpart F income is not distributed to such 10 percent U.S. Shareholder if such 10 percent U.S. Shareholder owns (directly or indirectly through foreign entities) any of our shares on the last day of our fiscal year. Subpart F income of a foreign insurance corporation typically includes foreign personal holding company income (such as interest, dividends, and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income) attributable to the insurance of risks situated outside the CFC's country of incorporation.

We believe that because of the dispersion of our share ownership, provisions in our organizational documents that limit voting power, and other factors, no U.S. person or U.S. partnership who acquires shares of ACE Limited directly or indirectly through one or more foreign entities should be required to include our subpart F income in income under the CFC rules of U.S. tax law. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge, in which case the investment could be adversely affected if 10 percent or more of ACE Limited's stock is owned.

U.S. persons who hold shares may be subject to U.S. federal income taxation at ordinary income tax rates on their proportionate share of our Related Person Insurance Income (RPII).
If the RPII of any of our non-U.S. insurance subsidiaries (each a "Non-U.S. Insurance Subsidiary") were to equal or exceed 20 percent of that company's gross insurance income in any taxable year and direct or indirect insureds (and persons related to those insureds) own directly or indirectly through foreign entities 20 percent or more of the voting power or value of ACE Limited, then a U.S. person who owns any shares of ACE Limited (directly or indirectly through foreign entities) on the last day of the taxable year would be required to include in his or her income for U.S. federal income tax purposes such person's pro rata share of such company's RPII for the entire taxable year. This amount is determined as if such RPII were distributed proportionately only to U.S. persons at that date regardless of whether such income is distributed. In addition, any RPII that is

includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. We believe that the gross RPII of each Non-U.S. Insurance Subsidiary did not in prior years of operation and is not expected in the foreseeable future to equal or exceed 20 percent of each such company's gross insurance income. Likewise, we do not expect the direct or indirect insureds of each Non-U.S. Insurance Subsidiary (and persons related to such insureds) to directly or indirectly own 20 percent or more of either the voting power or value of our shares. However, we cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond our control. If these thresholds are met or exceeded by an affected U.S. person, their investment could be adversely affected.

U.S. persons who hold shares will be subject to adverse tax consequences if we are considered to be a Passive Foreign Investment Company (PFIC) for U.S. federal income tax purposes.
If ACE Limited is considered a PFIC for U.S. federal income tax purposes, a U.S. person who owns any shares of ACE Limited will be subject to adverse tax consequences, including subjecting the investor to a greater tax liability than might otherwise apply and subjecting the investor to tax on amounts in advance of when tax would otherwise be imposed, in which case his or her investment could be adversely affected. In addition, if ACE Limited were considered a PFIC, upon the death of any U.S. individual owning shares, such individual's heirs or estate would not be entitled to a "step-up" in the basis of the shares which might otherwise be available under U.S. federal income tax laws. We believe that we are not, have not been, and currently do not expect to become, a PFIC for U.S. federal income tax purposes. We cannot assure, however, that we will not be deemed a PFIC by the IRS. If we were considered a PFIC, it could have adverse tax consequences for an investor that is subject to U.S. federal income taxation. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on an investor that is subject to U.S. federal income taxation.

U.S. tax-exempt organizations who own our shares may recognize unrelated business taxable income.
A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of our insurance income is allocated to the organization. This generally would be the case if either we are a CFC and the tax-exempt shareholder is a 10 percent U.S. shareholder or there is RPII, certain exceptions do not apply, and the tax-exempt organization, directly or indirectly through foreign entities, owns any shares of ACE Limited. Although we do not believe that any U.S. persons or U.S. partnerships should be allocated such insurance income, we cannot be certain that this will be the case. Potential U.S. tax-exempt investors are advised to consult their tax advisors.

The Organization for Economic Cooperation and Development and the European Union are considering measures that might encourage countries to increase our taxes.
A number of multilateral organizations, including the European Union and the Organization for Economic Cooperation and Development (OECD) have, in recent years, expressed concern about some countries not participating in adequate tax information exchange arrangements and have threatened those that do not agree to cooperate with punitive sanctions by member countries. It is as yet unclear what these sanctions might be, which countries might adopt them, and when or if they might be imposed. We cannot assure, however, that the Tax Information Exchange Agreements (TIEAs) that have been or will be entered into by Switzerland and Bermuda will be sufficient to preclude all of the sanctions described above, which, if ultimately adopted, could adversely affect us or our shareholders.

Changes in U.S. federal income tax law could adversely affect an investment in our shares.
Legislation is periodically introduced in the U.S. Congress intended to eliminate some perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. For example, HR 3157 and S 1693 (which appear to mirror a tax proposal contained in the President's Fiscal Year 2012 and 2013 Budget) were introduced during the last (i.e., 112th) Congress and, if similar legislation were to be enacted, would effectively render cross border affiliate reinsurance by foreign-owned U.S. insurance/reinsurance companies uneconomical regardless of whether or not it is properly priced under the Internationally accepted arms-length standard. Such a law could have an adverse impact on us or our shareholders. It is possible that other legislative proposals could emerge in the future that could have an adverse impact on us or our shareholders.

ITEM 1B. Unresolved Staff Comments

There are currently no unresolved SEC staff comments regarding our periodic or current reports.

ITEM 2. Properties

We maintain office facilities around the world including in North America, Europe (including our principal executive offices in Switzerland), Bermuda, Latin America, Asia Pacific and the Far East. Most of our office facilities are leased, although we own major facilities in Hamilton, Bermuda and Philadelphia, U.S. Management considers its office facilities suitable and adequate for the current level of operations.

ITEM 3. Legal Proceedings

The information required with respect to Item 3 is included in Note 10 e) to the Consolidated Financial Statements, which is hereby incorporated herein by reference.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Age	Position
Evan G. Greenberg	58	Chairman, President, Chief Executive Officer, and Director
John W. Keogh	48	Vice Chairman, Chief Operating Officer; Chairman, ACE Overseas General
Philip V. Bancroft	53	Chief Financial Officer
Robert F. Cusumano	56	General Counsel and Secretary
John J. Lupica	47	Chairman, Insurance – North America; President, ACE USA

Evan G. Greenberg has been a director of ACE since August 2002. Mr. Greenberg was elected Chairman of the Board of Directors in May 2007. Mr. Greenberg became a director of The Coca-Cola Company in February 2011. Mr. Greenberg was appointed to the position of President and Chief Executive Officer of ACE in May 2004, and in June 2003, was appointed President and Chief Operating Officer of ACE. Mr. Greenberg was appointed to the position of Chief Executive Officer of ACE Overseas General in April 2002. He joined ACE as Vice Chairman, ACE Limited, and Chief Executive Officer of ACE Tempest Re in November 2001. Prior to joining ACE, Mr. Greenberg was most recently President and Chief Operating Officer of American International Group (AIG), a position he held from 1997 until 2000.

John W. Keogh was appointed Chief Operating Officer of ACE Limited in July 2011 and Vice Chairman of ACE Limited and ACE Group Holdings in August 2010. Mr. Keogh joined ACE as Chief Executive Officer of ACE Overseas General in April 2006 and became Chairman of ACE Overseas General in August 2010. Prior to joining ACE, Mr. Keogh served as Senior Vice President, Domestic General Insurance of AIG, and President and Chief Executive Officer of National Union Fire Insurance Company, AIG's member company that specializes in D&O and fiduciary liability coverages. Mr. Keogh joined AIG in 1986. He served in a number of other senior positions there including as Executive Vice President of AIG's Domestic Brokerage Group and as President and Chief Operating Officer of AIG's Lexington Insurance Company unit.

Philip V. Bancroft was appointed Chief Financial Officer of ACE in January 2002. For nearly twenty years, Mr. Bancroft worked for PricewaterhouseCoopers LLP. Prior to joining ACE, he served as partner-in-charge of the New York Regional Insurance Practice. Mr. Bancroft had been a partner with PricewaterhouseCoopers LLP for 10 years.

Robert F. Cusumano was appointed General Counsel and Secretary of ACE in March 2005. Mr. Cusumano joined ACE from the international law firm of Debevoise & Plimpton LLP, where he was a partner and a member of the firm s Litigation Department from 2003 to 2005. From 1990 to 2003, Mr. Cusumano was a partner with the law firm of Simpson Thacher & Bartlett LLP.

John J. Lupica was appointed Chairman, Insurance – North America, in July 2011. Mr. Lupica also serves as President of ACE USA, a position he has held since 2006. Mr. Lupica had been Chief Operating Officer, Insurance – North America, since 2010. Previously, he served as Division President of ACE Professional Risk and ACE USA Regional Operations. Mr. Lupica joined ACE USA as Executive Vice President of Professional Risk in 2000. Prior to joining ACE, he served as Senior Vice President for Munich-American Risk Partners, Inc. He also held various management positions at AIG.

ITEM 4. Mine Safety Disclosures

Item not applicable.

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities

Our Common Shares (known as Ordinary Shares previous to ACE's July 2008 redomestication to Switzerland), with a current par value of CHF 28.89 per share, have been listed on the New York Stock Exchange since March 25, 1993.

Quarterly Stock Information

The following table sets forth the high and low closing sales prices of our Common Shares per fiscal quarter, as reported on the New York Stock Exchange Composite Tape, and cash dividends on Common Shares for the periods indicated:

	2012				2011			
			Dividends				Dividends	
Quarter Ending	High	Low	USD	CHF	High	Low	USD	CHF
March 31	**$ 74.21**	**$ 68.98**	**$ 0.59** [1]	**0.53**	$ 65.74	$ 60.15	$ 0.33	0.30
June 30	**$ 77.00**	**$ 70.00**	**$ 0.49**	**0.48**	$ 69.35	$ 63.95	$ 0.35	0.29
September 30	**$ 77.04**	**$ 69.17**	**$ 0.49**	**0.45**	$ 68.38	$ 58.98	$ 0.35	0.31
December 31	**$ 81.70**	**$ 76.10**	**$ 0.49**	**0.45**	$ 73.33	$ 59.11	$ 0.35	0.32

[1] On January 9, 2012, ACE's shareholders approved a dividend resolution that increased the quarterly dividend installments from $0.35 to $0.47 per share for the quarters ended December 31, 2011 and March 31, 2012. Due to the timing of the approval, the $0.12 per share increase related to the quarter ended December 31, 2011 installment is included in the quarter ended March 31, 2012 dividend amount.

We have paid dividends each quarter since we became a public company in 1993. Following ACE's redomestication to Switzerland in July 2008 through March 31, 2011, dividends were distributed by way of a par value reduction. Subsequent 2011 dividends were distributed from capital contribution reserves (Additional paid-in capital) through the transfer of dividends from Additional paid-in capital to Retained earnings under the method approved by our shareholders at the May 2011 annual general meeting. At our May 2012 annual general meeting, our shareholders approved a dividend for the following year, payable in four quarterly installments after the May 2012 annual general meeting in the form of a distribution by way of a par value reduction. We have determined this procedure is more appropriate for us at this time due to current Swiss law.

ACE Limited is a holding company whose principal sources of income are investment income and dividends from its operating subsidiaries. The ability of the operating subsidiaries to pay dividends to us and our ability to pay dividends to our shareholders are each subject to legal and regulatory restrictions. The recommendation and payment of future dividends will be at the discretion of the Board of Directors and will be dependent upon shareholder approval, profits and financial requirements of ACE and other factors, including legal restrictions on the payment of dividends and such other factors as the Board of Directors deems relevant. Refer to Item 1A and Item 7 for additional information.

The last reported sale price of the Common Shares on the New York Stock Exchange Composite Tape on February 14, 2013 was $86.44.

The number of record holders of Common Shares as of February 14, 2013 was 4,164. This is not the actual number of beneficial owners of ACE's Common Shares since most of our shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name.

Issuer's Repurchases of Equity Securities

The following table provides information with respect to purchases by ACE of its Common Shares during the three months ended December 31, 2012:

Period	Total Number of Shares Purchased*	Average Price Paid per Share	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan**
October 1 through October 31	7,864	$77.71	$461 million
November 1 through November 30	5,173	$77.46	$461 million
December 1 through December 31	5,653	$79.33	$461 million
Total	18,690		

* This column includes activity related to the surrender to ACE of Common Shares to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees and the exercising of options by employees.

** Refer to Note 11 to the Consolidated Financial Statements for more information on the ACE Limited securities repurchase authorization. No shares were repurchased during the three months ended December 31, 2012 as part of the publicly announced plan. The $461 million of remaining authorizations at December 31, 2012 expire December 31, 2013. For the period January 1, 2013 through February 27, 2013, we repurchased 1,746,123 Common Shares for a total of $149 million in a series of open market transactions. As of February 27, 2013, $312 million in share repurchase authorizations remained through December 31, 2013.

Performance Graph

Set forth below is a line graph comparing the dollar change in the cumulative total shareholder return on ACE's Common Shares from December 31, 2007, through December 31, 2012, as compared to the cumulative total return of the Standard & Poor's 500 Stock Index and the cumulative total return of the Standard & Poor's Property-Casualty Insurance Index. The cumulative total shareholder return is a concept used to compare the performance of a company's stock over time and is the ratio of the stock price change plus the cumulative amount of dividends over the specified time period (assuming dividend reinvestment), to the stock price at the beginning of the time period. The chart depicts the value on December 31, 2008, 2009, 2010, 2011, and 2012, of a $100 investment made on December 31, 2007, with all dividends reinvested.



$150
$125
$100
$75
$50
$100
$100
$100
$87
$63
$71
$85
$80
$79
$108
$92
$86
$123
$94
$86
$145
$109
$104
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
ACE Limited
S&P 500 Index
S&P 500 P&C Index

	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
ACE Limited	$100	$87	$85	$108	$123	$145
S&P 500 index	$100	$63	$80	$92	$94	$109
S&P 500 P&C index	$100	$71	$79	$86	$86	$104

ITEM 6. Selected Financial Data

The following table sets forth selected consolidated financial data of ACE as of and for each of the five years ended December 31, 2012. These selected financial and other data should be read in conjunction with the consolidated financial statements and related Notes and with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Effective January 1, 2012, we retrospectively adopted new accounting guidance for costs associated with acquiring or renewing insurance contracts. Prior year amounts and ratios contained within this report have been adjusted to reflect this adoption. Refer to Note 1 to the Consolidated Financial Statements for additional information.

(in millions of U.S. dollars, except for share data and percentages)	2012	2011	2010	2009	2008
Operations data:					
Net premiums earned – excluding Life segment	**$ 13,761**	$ 13,528	$ 11,875	$ 11,710	$ 11,987
Net premiums earned – Life segment	**1,916**	1,859	1,629	1,530	1,216
Total net premiums earned	**15,677**	15,387	13,504	13,240	13,203
Net investment income	**2,181**	2,242	2,070	2,031	2,062
Net realized gains (losses):					
Net OTTI losses recognized in income	**(37)**	(50)	(59)	(397)	(1,064)
Net realized gains (losses) excluding OTTI losses	**115**	(745)	491	201	(569)
Total net realized gains (losses)	**78**	(795)	432	(196)	(1,633)
Losses and loss expenses	**9,653**	9,520	7,579	7,422	7,603
Policy benefits	**521**	401	357	325	399
Policy acquisition costs and administrative expenses	**4,542**	4,540	4,218	3,966	3,887
Interest expense	**250**	250	224	225	230
Other (income) expense	**(6)**	81	(10)	93	(36)
Income tax expense	**270**	502	553	521	367
Net income	**2,706**	1,540	3,085	2,523	1,182
Dividends on Preferred Shares	**—**	—	—	—	(24)
Net income available to holders of Common Shares	**$ 2,706**	$ 1,540	$ 3,085	$ 2,523	$ 1,158
Diluted earnings per share [1]	**$ 7.89**	$ 4.52	$ 9.04	$ 7.47	$ 3.46
Balance sheet data (at end of period):					
Total investments	**$ 60,264**	$ 55,676	$ 51,407	$ 46,515	$ 39,715
Cash	**615**	614	772	669	867
Total assets	**92,545**	87,321	83,216	77,864	71,967
Net unpaid losses and loss expenses	**26,547**	25,875	25,242	25,038	24,241
Net future policy benefits	**4,229**	4,025	2,825	2,710	2,645
Long-term debt	**3,360**	3,360	3,358	3,158	2,806
Trust preferred securities	**309**	309	309	309	309
Total liabilities	**65,014**	62,989	60,381	58,313	57,611
Shareholders' equity	**27,531**	24,332	22,835	19,551	14,356
Book value per share	**$ 80.90**	$ 72.22	$ 68.17	$ 58.10	$ 43.02
Selected data					
Loss and loss expense ratio [2]	**65.7%**	66.0%	59.4%	58.9%	60.7%
Underwriting and administrative expense ratio [3]	**28.2%**	28.7%	30.9%	29.4%	28.9%
Combined ratio [4]	**93.9%**	94.7%	90.3%	88.3%	89.6%
Net loss reserves to capital and surplus ratio [5]	**111.8%**	122.9%	122.9%	141.9%	187.3%
Weighted-average shares outstanding – diluted	**342,746,950**	340,780,224	341,246,387	337,539,294	334,606,237
Cash dividends per share	**$ 2.06**	$ 1.38	$ 1.30	$ 1.19	$ 1.09

(1) Diluted earnings per share is calculated by dividing Net income available to holders of Common Shares by weighted-average shares outstanding – diluted.

(2) The loss and loss expense ratio is calculated by dividing Losses and loss expenses, excluding the Life segment, by Net premiums earned – excluding Life segment. Losses and loss expenses for the Life segment were $611 million, $593 million, $528 million, $532 million, and $341 million for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively.

(3) The underwriting and administrative expense ratio is calculated by dividing the Policy acquisition costs and administrative expenses, excluding the Life segment, by Net premiums earned – excluding Life segment. Policy acquisition costs and administrative expenses for the Life segment were $662 million, $656 million, $552 million, $525 million, and $423 million for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively.

(4) The combined ratio is the sum of loss and loss expense ratio and the underwriting and administrative expense ratio.

(5) The net loss reserves to capital and surplus ratio is calculated by dividing the sum of the Net unpaid losses and loss expenses and Net future policy benefits by Shareholders' equity.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations, financial condition, and liquidity and capital resources as of and for the year ended December 31, 2012. This discussion should be read in conjunction with the consolidated financial statements and related Notes, under Item 8 of this Form 10-K.

All comparisons in this discussion are to the corresponding prior year unless otherwise indicated.
Effective January 1, 2012, we retrospectively adopted new accounting guidance for costs associated with acquiring or renewing insurance contracts. Under the new guidance, the definition of acquisition costs was modified to specify that a cost must be directly related to the successful acquisition of a new or renewal insurance contract in order to be deferred. Prior year amounts and ratios contained in this report have been adjusted to reflect the impact of retrospective adjustments as a result of applying this new accounting guidance.

In addition, effective January 1, 2012, we reclassified prior years segment operating results in order to conform to certain organizational realignments. These realignments resulted in a transfer of operating revenue and underwriting results of our international direct-marketed and credit life businesses from the Insurance – Overseas General segment to the Life segment. These realignments have no impact on consolidated operating results; however, prior years segment operating results and ratios contained in this report have been adjusted to conform to the current year presentation.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks, uncertainties, and other factors that could, should potential events occur, cause actual results to differ materially from such statements. These risks, uncertainties, and other factors, which are described in more detail elsewhere herein and in other documents we file with the U.S. Securities and Exchange Commission (SEC), include but are not limited to:

- developments in global financial markets, including changes in interest rates, stock markets, and other financial markets, increased government involvement or intervention in the financial services industry, the cost and availability of financing, and foreign currency exchange rate fluctuations (which we refer to in this report as foreign exchange and foreign currency exchange), which could affect our statement of operations, investment portfolio, financial condition, and financing plans;
- general economic and business conditions resulting from volatility in the stock and credit markets and the depth and duration of recession;
- losses arising out of natural or man-made catastrophes such as hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns, greenhouse gases, sea, land and air temperatures, sea levels, rain and snow), nuclear accidents or terrorism which could be affected by:
    - the number of insureds and ceding companies affected;
    - the amount and timing of losses actually incurred and reported by insureds;
    - the impact of these losses on our reinsurers and the amount and timing of reinsurance recoverable actually received;
    - the cost of building materials and labor to reconstruct properties or to perform environmental remediation following a catastrophic event; and
    - complex coverage and regulatory issues such as whether losses occurred from storm surge or flooding and related lawsuits;
- actions that rating agencies may take from time to time, such as financial strength or credit ratings downgrades or placing these ratings on credit watch negative or the equivalent;
- global political conditions, the occurrence of any terrorist attacks, including any nuclear, radiological, biological, or chemical events, or the outbreak and effects of war, and possible business disruption or economic contraction that may result from such events;
- the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance;
- actual loss experience from insured or reinsured events and the timing of claim payments;
- the uncertainties of the loss-reserving and claims-settlement processes, including the difficulties associated with assessing environmental damage and asbestos-related latent injuries, the impact of aggregate-policy-coverage limits, and the impact of bankruptcy protection sought by various asbestos producers and other related businesses and the timing of loss payments;
- changes to our assessment as to whether it is more likely than not that we will be required to sell, or have the intent to sell, available for sale fixed maturity investments before their anticipated recovery;
- infection rates and severity of pandemics and their effects on our business operations and claims activity;
- judicial decisions and rulings, new theories of liability, legal tactics, and settlement terms;
- the effects of public company bankruptcies and/or accounting restatements, as well as disclosures by and investigations of public companies relating to possible accounting irregularities, and other corporate governance issues, including the effects of such events on:
    - the capital markets;
    - the markets for directors and officers (D&O) and errors and omissions (E&O) insurance; and
    - claims and litigation arising out of such disclosures or practices by other companies;

- uncertainties relating to governmental, legislative and regulatory policies, developments, actions, investigations and treaties, which, among other things, could subject us to insurance regulation or taxation in additional jurisdictions or affect our current operations;
- the actual amount of new and renewal business, market acceptance of our products, and risks associated with the introduction of new products and services and entering new markets, including regulatory constraints on exit strategies;
- the competitive environment in which we operate, including trends in pricing or in policy terms and conditions, which may differ from our projections and changes in market conditions that could render our business strategies ineffective or obsolete;
- acquisitions made by us performing differently than expected, our failure to realize anticipated expense-related efficiencies or growth from acquisitions, the impact of acquisitions on our pre-existing organization or announced acquisitions not closing;
- risks associated with being a Swiss corporation, including reduced flexibility with respect to certain aspects of capital management and the potential for additional regulatory burdens;
- the potential impact from government-mandated insurance coverage for acts of terrorism;
- the availability of borrowings and letters of credit under our credit facilities;
- the adequacy of collateral supporting funded high deductible programs;
- changes in the distribution or placement of risks due to increased consolidation of insurance and reinsurance brokers;
- material differences between actual and expected assessments for guaranty funds and mandatory pooling arrangements;
- the effects of investigations into market practices in the property and casualty (P&C) industry;
- changing rates of inflation and other economic conditions, for example, recession;
- the amount of dividends received from subsidiaries;
- loss of the services of any of our executive officers without suitable replacements being recruited in a reasonable time frame;
- the ability of our technology resources to perform as anticipated; and
- management's response to these factors and actual events (including, but not limited to, those described above).

The words "believe," "anticipate," "estimate," "project," "should," "plan," "expect," "intend," "hope," "feel," "foresee," "will likely result," or "will continue," and variations thereof and similar expressions, identify forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

ACE Limited is the Swiss-incorporated holding company of the ACE Group of Companies. ACE opened its business office in Bermuda in 1985 and continues to maintain operations in Bermuda. ACE, which is headquartered in Zurich, Switzerland, and its direct and indirect subsidiaries, are a global insurance and reinsurance organization, serving the needs of a diverse group of clients around the world. We are predominantly a global P&C insurance company with both a commercial and specialty product orientation. We offer commercial insurance, specialty products and accident and health (A&H) solutions and are expanding our personal lines and international life insurance businesses. As we have grown, we have developed products and diversified our offerings to meet the needs of our customers. At December 31, 2012, we had total assets of $93 billion and shareholders' equity of $28 billion.

We operate through the following business segments: Insurance – North American, Insurance – Overseas General, Global Reinsurance, and Life.

The Insurance – North American segment includes retail divisions ACE USA (including ACE Canada), ACE Commercial Risk Services, and ACE Private Risk Services; our wholesale and specialty divisions ACE Westchester, ACE Agriculture, and ACE Bermuda; and various run-off operations, including Brandywine Holdings Corporation (Brandywine). Our retail products range from commercial lines with service offerings such as risk management, loss control and engineering programs, specialty commercial P&C and A&H coverages to personal lines homeowners, automobile liability, valuables, and marine coverages. Our wholesale and specialty products include excess and surplus property, D&O, professional liability, surety, inland marine, specialty property, specialty casualty, environmental, medical liability, political risk, captive programs, comprehensive multiple peril crop, crop-hail, farm P&C, and other agribusiness insurance products. On November 30, 2011, ACE Agriculture expanded its business through the acquisition of Penn Millers Holding Corporation (PMHC). The consolidated financial statements include the results of PMHC from the acquisition date.

The Insurance – Overseas General segment comprises ACE International, our retail business serving territories outside the U.S., Bermuda, and Canada; the international A&H business of Combined Insurance (Combined); and the wholesale insurance business of ACE Global Markets (AGM). ACE International has a presence in major developed markets and growing economies serving multinational clients and local customers. A significant amount of our global business is with local companies, offering traditional and specialty P&C products including D&O and professional liability, specialty personal lines, and energy products. Our international A&H business primarily focuses on personal accident and supplemental medical. AGM offers specialty products including aviation, marine, financial lines, energy, and political risk. On September 18, 2012, we acquired 80 percent of PT Asuransi Jaya Proteksi (JaPro) and on January 3, 2013 our local partner acquired the remaining 20 percent. Refer to Note 2 to the Consolidated Financial Statements for additional information. The acquisition of JaPro diversified our business in Indonesia with a well-established personal lines insurance franchise, and expanded the potential for A&H and commercial P&C businesses. The consolidated financial statements include the results of JaPro from the acquisition date.

The Global Reinsurance segment represents our reinsurance operations, comprising ACE Tempest Re Bermuda, ACE Tempest Re USA, ACE Tempest Re International, ACE Tempest Re Canada, and the reinsurance operation of AGM. Global Reinsurance provides solutions for customers ranging from small commercial insureds to multinational ceding companies. Global Reinsurance offers products such as property and workers' compensation catastrophe, D&O, professional liability, specialty casualty and specialty property.

The Life segment includes our international life operations (ACE Life), ACE Tempest Life Re (ACE Life Re), and the North American supplemental A&H and life business of Combined Insurance. ACE Life expanded its business through the February 1, 2011 acquisition of New York Life's Korea operations and the April 2, 2011 acquisition of New York Life's Hong Kong operations. The consolidated financial statements include the results of these acquired businesses from the acquisition dates.

For additional information on each of our segments refer to "Segment Information" under Item 1.

Our product and geographic diversification differentiates us from the vast majority of our competitors and has been a source of stability during periods of industry volatility. Our long-term business strategy focuses on sustained growth in book value achieved through a combination of underwriting and investment income. By doing so, we provide value to our clients and shareholders through the utilization of our substantial capital base in the insurance and reinsurance markets.

We are organized along a profit center structure by line of business and territory that does not necessarily correspond to corporate legal entities. Profit centers can access various legal entities, subject to licensing and other regulatory rules. Profit centers are expected to generate underwriting income and appropriate risk-adjusted returns. This corporate structure has facilitated the development of management talent by giving each profit center's senior management team the necessary autonomy within underwriting authorities to make operating decisions and create products and coverages needed by its target customer base. We are an underwriting organization and senior management is focused on delivering underwriting profit. We strive to achieve underwriting income by only writing policies which we believe adequately compensate us for the risk we accept.

Our insurance and reinsurance operations generate gross revenues from two principal sources: premiums and investment income. Cash flow is generated from premiums collected and investment income received less paid losses and loss expenses, policy acquisition costs, and administrative expenses. Invested assets are substantially held in liquid, investment grade fixed income securities of relatively short duration. Claims payments in any short-term period are highly unpredictable due to the random nature of loss events and the timing of claims awards or settlements. The value of investments held to pay future claims is subject to market forces such as the level of interest rates, stock market volatility, and credit events such as corporate defaults. The actual cost of claims is also volatile based on loss trends, inflation rates, court awards, and catastrophes. We believe that our cash balance, our highly liquid investments, credit facilities, and reinsurance protection provide sufficient liquidity to meet unforeseen claim demands that might occur in the year ahead. Refer to "Liquidity" and "Capital Resources" for additional information.

During 2012, we announced that we reached definitive agreements to acquire Fianzas Monterrey, a leading surety lines company in Mexico, as well as ABA Seguros, a P&C insurer in Mexico that provides automobile, homeowners, and small business coverages. These transactions, which are subject to regulatory approvals and other customary closing conditions, are expected to be completed in the first half of 2013. Refer to Note 2 to the Consolidated Financial Statements for additional information.

Financial Highlights for the Year Ended December 31, 2012

- Net income increased 75.6 percent to $2.7 billion.
- Total company net premiums written increased 4.6 percent and 6.0 percent on a constant-dollar basis.
- P&C combined ratio was 93.9 percent compared with 94.7 percent in 2011.
- P&C expense ratio was 28.2 percent compared with 28.7 percent in 2011.
- The current accident year P&C combined ratio was 97.4 percent compared with 98.8 percent in 2011.
- Favorable prior period development was $479 million, representing 3.5 percentage points of the combined ratio. This compares to favorable prior period development of $556 million in 2011, representing 4.1 percentage points of the combined ratio.
- Total pre-tax and after-tax catastrophe losses including reinstatement premiums were $638 million and $495 million, respectively, which included Superstorm Sandy losses of $502 million and $393 million, respectively. This compares to pre-tax and after-tax catastrophe losses including reinstatement premiums of $899 million and $767 million, respectively, in 2011.
- Operating cash flow was $4.0 billion compared with $3.5 billion in 2011.
- Net investment income decreased 2.8 percent to $2.2 billion.
- Net realized losses from derivative accounting related to variable annuity reinsurance were $126 million compared to $783 million in 2011.

Our underwriting performance reflects numerous factors, including an improved price environment in the U.S.; global business growth in Asia, Latin America, and Europe; balanced product spread among commercial P&C, specialty P&C, A&H, personal lines, and life; and a continuing focus on underwriting and marketing discipline through the use of data analytics and portfolio management that complements a strong underwriting culture. Our commercial and specialty P&C business grew in the U.S., Asia, and Latin America and, more modestly, in Europe. Our A&H insurance business grew globally in constant dollars and we expect that growth to increase throughout 2013. We also expect our commercial P&C business in the U.S. to continue to benefit from an improving price environment. In addition, we believe certain casualty lines will benefit from price increases in 2013 while property pricing will likely flatten as the year progresses. During the year, we committed or deployed capital to acquisitions in regions of the world that are expected to enhance our growth and diversification strategies. These acquisitions, along with a strong U.S. pricing environment, strong retention rates, and new business activities are expected to result in profitable growth in 2013.

Critical Accounting Estimates

Our consolidated financial statements include amounts that, either by their nature or due to requirements of accounting principles generally accepted in the U.S. (GAAP), are determined using best estimates and assumptions. While we believe that the amounts included in our consolidated financial statements reflect our best judgment, actual amounts could ultimately materially differ from those currently presented. We believe the items that require the most subjective and complex estimates are:

- unpaid loss and loss expense reserves, including long-tail asbestos and environmental (A&E) reserves;
- future policy benefits reserves;
- the valuation of value of business acquired (VOBA) and amortization of deferred policy acquisition costs and VOBA;
- the assessment of risk transfer for certain structured insurance and reinsurance contracts;
- reinsurance recoverable, including a provision for uncollectible reinsurance;
- the valuation of our investment portfolio and assessment of other-than-temporary impairments (OTTI);
- the valuation of deferred tax assets;
- the valuation of derivative instruments related to guaranteed living benefits (GLB); and
- the valuation of goodwill.

We believe our accounting policies for these items are of critical importance to our consolidated financial statements. The following discussion provides more information regarding the estimates and assumptions required to arrive at these amounts and should be read in conjunction with the sections entitled: Prior Period Development, Asbestos and Environmental (A&E) and Other Run-off Liabilities, Reinsurance Recoverable on Ceded Reinsurance, Investments, Net Realized and Unrealized Gains (Losses), and Other Income and Expense Items.

Unpaid losses and loss expenses

As an insurance and reinsurance company, we are required by applicable laws and regulations and GAAP to establish loss and loss expense reserves for the estimated unpaid portion of the ultimate liability for losses and loss expenses under the terms of our policies and agreements with our insured and reinsured customers. The estimate of the liabilities includes provisions for claims that have been reported but are unpaid at the balance sheet date (case reserves) and for obligations on claims that have been incurred but not reported (IBNR) at the balance sheet date. IBNR may also include provisions to account for the possibility that reported claims may settle for amounts that differ from the established case reserves. Loss reserves also include an estimate of expenses associated with processing and settling unpaid claims (loss expenses). At December 31, 2012, our gross unpaid loss and loss expense reserves were $37.9 billion and our net unpaid loss and loss expense reserves were $26.5 billion. With the exception of certain structured settlements, for which the timing and amount of future claim payments are reliably determinable, and certain reserves for unsettled claims that are discounted in statutory filings, our loss reserves are not discounted for the time value of money. In connection with such structured settlements and certain reserves for unsettled claims, we carried net discounted reserves of $105 million at December 31, 2012 and $94 million at December 31, 2011.

The table below presents a roll-forward of our unpaid losses and loss expenses:

(in millions of U.S. dollars)	December 31, 2012 Gross Losses	December 31, 2012 Reinsurance Recoverable[1]	December 31, 2012 Net Losses	December 31, 2011 Gross Losses	December 31, 2011 Reinsurance Recoverable[1]	December 31, 2011 Net Losses
Balance, beginning of year	**$ 37,477**	**$ 11,602**	**$ 25,875**	$ 37,391	$ 12,149	$ 25,242
Losses and loss expenses incurred	**13,927**	**4,274**	**9,653**	12,845	3,325	9,520
Losses and loss expenses paid	**(13,783)**	**(4,564)**	**(9,219)**	(12,780)	(3,914)	(8,866)
Other (including foreign exchange translation)	**311**	**87**	**224**	(103)	10	(113)
Losses and loss expenses acquired	**14**	**—**	**14**	124	32	92
Balance, end of year	**$ 37,946**	**$ 11,399**	**$ 26,547**	$ 37,477	$ 11,602	$ 25,875

[1] Net of provision for uncollectible reinsurance.

The process of establishing loss reserves for property and casualty claims can be complex and is subject to considerable uncertainty as it requires the use of informed estimates and judgments based on circumstances known at the date of accrual.

The following table presents our total reserves segregated between case reserves (includes loss expense reserves) and IBNR reserves:

(in millions of U.S. dollars)	December 31, 2012 Gross	December 31, 2012 Ceded	December 31, 2012 Net	December 31, 2011 Gross	December 31, 2011 Ceded	December 31, 2011 Net
Case reserves	**$ 16,804**	**$ 5,406**	**$ 11,398**	$ 17,143	$ 5,681	$ 11,462
IBNR reserves	**21,142**	**5,993**	**15,149**	20,334	5,921	14,413
Total	**$ 37,946**	**$ 11,399**	**$ 26,547**	$ 37,477	$ 11,602	$ 25,875

The following table segregates loss reserves by three broad line of business groupings: property and all other, casualty, and A&H (or personal accident). In the table, loss expenses are defined to include unallocated and allocated loss adjustment expenses.

	December 31, 2012			December 31, 2011		
(in millions of U.S. dollars)	Gross	Ceded	Net	Gross	Ceded	Net
Property and all other						
Case reserves	$ 3,274	$ 1,551	$ 1,723	$ 3,267	$ 1,258	$ 2,009
Loss expenses	191	39	152	222	48	174
IBNR reserves	2,511	1,007	1,504	2,188	892	1,296
Subtotal	5,976	2,597	3,379	5,677	2,198	3,479
Casualty						
Case reserves	9,017	2,366	6,651	8,907	2,396	6,511
Loss expenses	3,821	1,337	2,484	4,165	1,849	2,316
IBNR reserves	17,973	4,743	13,230	17,451	4,811	12,640
Subtotal	30,811	8,446	22,365	30,523	9,056	21,467
A&H						
Case reserves	471	105	366	555	126	429
Loss expenses	30	8	22	27	4	23
IBNR reserves	658	243	415	695	218	477
Subtotal	1,159	356	803	1,277	348	929
Total						
Case reserves	12,762	4,022	8,740	12,729	3,780	8,949
Loss expenses	4,042	1,384	2,658	4,414	1,901	2,513
IBNR reserves	21,142	5,993	15,149	20,334	5,921	14,413
Total	$ 37,946	$ 11,399	$ 26,547	$ 37,477	$ 11,602	$ 25,875

The judgments used to estimate unpaid loss and loss expense reserves require different considerations depending upon the individual circumstances underlying the insured loss. For example, the reserves established for high excess casualty claims, A&E claims, claims from major catastrophic events, or the IBNR for our various product lines each require different assumptions and judgments to be made. Necessary judgments are based on numerous factors and may be revised as additional experience and other data become available and are reviewed, as new or improved methods are developed, or as laws change. Hence, ultimate loss payments may differ from the estimate of the ultimate liabilities made at the balance sheet date. Changes to our previous estimates of prior period loss reserves impact the reported calendar year underwriting results, adversely if our estimates increase and favorably if our estimates decrease. The potential for variation in loss reserves is impacted by numerous factors, which we discuss below.

We establish loss and loss expense reserves for our claims liabilities for all insurance and reinsurance business that we write. For those claims reported by insureds or ceding companies to us prior to the balance sheet date, and where we have sufficient information, our claims personnel establish case reserves as appropriate based on the circumstances of the claim(s), standard claim handling practices, and professional judgment. Furthermore, for our assumed reinsurance operation, Global Reinsurance, an additional case reserve may be established above the amount notified by the ceding company if the notified case reserve is judged to be insufficient by Global Reinsurance's claims department (refer to "Assumed reinsurance" below). In respect of those claims that have been incurred but not reported prior to the balance sheet date, there is, by definition, limited actual information to form the case reserve estimate and reliance is placed upon historical loss experience and actuarial methods to project the ultimate loss obligations and the corresponding amount of IBNR.

We have actuarial staff within each of our business units who analyze loss reserves and regularly project estimates of ultimate losses and the corresponding indications of the required IBNR reserve. Note that losses include loss expenses for the purposes of this discussion. IBNR reserve estimates are generally calculated by first projecting the ultimate amount of losses for a product line and subtracting paid losses and case reserves for reported claims. The judgments involved in projecting the ultimate losses may pertain to the use and interpretation of various standard actuarial reserving methods that place reliance on the extrapolation of actual historical data, loss development patterns, and industry data as appropriate. The estimate of the required IBNR reserve also requires judgment by actuaries and management to reflect the impact of more contemporary and subjective factors, both qualitative and quantitative. Among some of these factors that might be considered are changes in business mix or volume, changes in ceded reinsurance structures, changes in claims handling practices, reported and projected loss trends, inflation, the legal environment, and the terms and conditions of the contracts sold to our insured parties.

Typically, for each product line, one or more standard actuarial reserving methods may be used to estimate ultimate losses and loss expenses, and from these estimates, a single actuarial central estimate is selected. Exceptions to the use of standard actuarial projection methods occur for individual claims of significance that require complex legal, claims, and actuarial analysis and judgment (for example, A&E account projections or high excess casualty/professional lines accounts in litigation) or for product lines where the nature of the claims experience and/or availability of the data prevent application of such standard methods. In addition, claims arising from certain catastrophic events require evaluations that do not utilize standard actuarial loss projection methods but are based upon our exposure at the time of the event and the circumstances of the catastrophe and its post-event impact.

Standard actuarial reserving methods

The standard actuarial reserving methods may include, but are not limited to, expected loss ratio, paid and reported loss development, and Bornhuetter-Ferguson methods. A general description of these methods is provided below. In the subsequent discussion on short- and long-tail business, reference is also made, where appropriate, to how consideration in method selection impacted 2012 results. In addition to these standard methods, we may use other recognized actuarial methods and approaches depending upon the product line characteristics and available data. To ensure that the projections of future loss emergence based on historical loss development patterns are representative of the underlying business, the historical loss and premium data is required to be of sufficient homogeneity and credibility. For example, to improve data homogeneity, we may subdivide product line data further by similar risk attribute (e.g., geography, coverage such as property versus liability exposure, or elements of program structure such as attachments or limits), project ultimate losses for these homogeneous groups and then combine the results to provide the overall product line estimate. The premium and loss data are aggregated by origin year (e.g., the year in which the losses were incurred - "accident year" or "report year", for example) and annual or quarterly development periods. Implicit in the standard actuarial methods that we generally utilize is the need for two fundamental assumptions: first, the pattern by which losses are expected to emerge over time for each origin year and second, the expected loss ratio for each origin year.

The expected loss ratio for any particular origin year is selected after consideration of a number of factors, including historical loss ratios adjusted for intervening rate changes, premium and loss trends, industry benchmarks, the results of policy level loss modeling at the time of underwriting, and other more subjective considerations for the product line and external environment as noted above. The expected loss ratio for a given origin year is initially established at the start of the origin year as part of the planning process. This analysis is performed in conjunction with underwriters and management. The expected loss ratio method arrives at an ultimate loss estimate by multiplying the expected ultimate loss ratio by the corresponding premium base. This method is most commonly used as the basis for the actuarial central estimate for immature origin periods on product lines where the actual paid or reported loss experience is not yet deemed sufficiently credible to serve as the principal basis for the selection of ultimate losses. The expected loss ratio for a given origin year may be modified over time if the underlying assumptions such as the assessment of prior year loss ratios, loss trend, or premium rate changes differ from the original assumptions.

Our selected paid and reported development patterns provide a benchmark against which the actual emerging loss experience can be monitored. Where possible, development patterns are selected based on historical loss emergence by origin year with appropriate allowance for changes in business mix, claims handling process, or ceded reinsurance that are likely to lead to a discernible difference between the rate of historical and future loss emergence. For product lines where the historical data is viewed to have low statistical credibility, the selected development patterns also reflect relevant industry benchmarks and/or experience from similar product lines written elsewhere within ACE. This most commonly occurs for relatively new product lines that have limited historical data or for high severity/low frequency portfolios where our historical experience exhibits considerable volatility and/or lacks credibility. The paid and reported loss development methods convert the selected loss emergence pattern to a set of multiplicative factors which are then applied to actual paid or reported losses to arrive at an estimate of ultimate losses for each period. Due to their multiplicative nature, the paid and reported loss development methods will leverage differences between actual and expected loss emergence. These methods tend to be utilized for more mature origin periods and for those portfolios where the loss emergence has been relatively consistent over time.

The Bornhuetter-Ferguson method is essentially a combination of the expected loss ratio method and the loss development method, where the loss development method is given more weight as the origin year matures. This approach allows a logical transition between the expected loss ratio method which is generally utilized at earlier maturities and the loss development methods which are typically utilized at later maturities. We usually apply this method using reported loss data although paid data may be used.

The applicability of actuarial methods will also be impacted by the attachment point of the policy or contract with the insured or ceding company. In the case of low attachment points typical of primary insurance or working layer reinsurance, the experience tends to be more frequency driven. For these product types, standard actuarial methods generally work well in determining loss reserve levels, as the loss experience is often credible, given a sufficient history and volume of claims experience. In the case of high attachment points typical of excess insurance or excess of loss reinsurance, the experience tends to be severity driven, as only a loss of significant size will enter the layer. For these product lines, it typically takes longer for loss experience to gain credibility, which adds uncertainty to the estimates derived from standard actuarial methods. For products such as our assumed reinsurance business, we typically supplement the standard actuarial methods with an analysis of each contract's terms, original pricing information, subsequent internal and external analyses of the ongoing contracts, market exposures and history, and qualitative input from claims managers. This approach is also used for structured or unique contracts.

Determining management's best estimate

Our recorded reserves represent management's best estimate of the provision for unpaid claims as of the balance sheet date. We perform an actuarial reserve review for each product line at least once a year. At the conclusion of each review, we establish an actuarial central estimate. The process to select the actuarial central estimate, when more than one estimate is available, may differ across product lines. For example, an actuary may base the central estimate on loss projections developed using an incurred loss development approach instead of a paid loss development approach when reported losses are viewed to be a more credible indication of the ultimate loss compared with paid losses. The availability of estimates for different projection techniques will depend upon the product line, the underwriting circumstances, and the maturity of the loss emergence. For a well-established product line with sufficient volume and history, the actuarial central estimate may be drawn from a weighting of paid and reported loss development and/or Bornhuetter-Ferguson methods. However, for a new long-tail product line for which we have limited data and experience or a rapidly growing line, the emerging loss experience may not have sufficient credibility to allow selection of loss development or Bornhuetter-Ferguson methods and reliance may be placed upon the expected loss ratio method until the experience matures and becomes credible.

Management's best estimate is developed from the actuarial central estimate after collaboration with actuarial, underwriting, claims, legal, and finance departments and culminates with the input of reserve committees. Each business unit reserve committee includes the participation of the relevant parties from actuarial, finance, claims, and unit senior management and has the responsibility for finalizing and approving the estimate to be used as management's best estimate. Reserves are further reviewed by ACE's Chief Actuary and senior management. The objective of such a process is to determine a single estimate that we believe represents a better estimate than any other. Such an estimate is viewed by management to be the best estimate of ultimate loss settlements and is determined based on consideration of a number of factors in addition to the actuarial central estimate, including but not limited to:

- segmentation of data to provide sufficient homogeneity and credibility for loss projection methods;
- extent of internal historical loss data, and industry information where required;
- historical variability of actual loss emergence compared with expected loss emergence;
- perceived credibility of emerged loss experience;
- rate monitor information for new and renewal business;
- impact of applicable reinsurance recoveries; and
- nature and extent of underlying assumptions.

Management does not build in any specific provision for uncertainty.

We do not calculate ranges of loss reserve estimates for our individual loss reserve studies. Such ranges are generally not a true reflection of the potential difference between loss reserves estimated at the balance sheet date and the ultimate settlement value of losses. This is due to the fact that an actuarial range is developed based on known events as of the valuation date whereas actual prior period development reported in subsequent consolidated financial statements relates in part to events and circumstances that were unknown as of the original valuation date. While we believe that our recorded reserves are reasonable and represent management's best estimate for each product line as of the current valuation date, future changes to our view of the ultimate liabilities are possible. A five percent change in our net loss reserves equates to $1.3 billion and represents five percent of shareholders' equity at December 31, 2012. Historically, including A&E reserve charges, our reserves, at times, have developed in excess of 10 percent of recorded amounts. Refer to "Analysis of Losses and Loss Expenses Development", under Item 1, for a summary of historical volatility between estimated loss reserves and ultimate loss settlements.

We perform internal loss reserve studies for all product lines at least once a year according to a schedule that is established at the start of the calendar year. In addition, each quarter for most product lines, we review the emergence of actual losses relative to expectations. If warranted from findings in loss emergence tests, we may alter the timing of our product line reserve studies. Finally, loss reserve studies are performed annually by external third-parties and the findings are used to test the reasonableness of our internal findings.

The time period between the date of loss occurrence and the final payment date of the ensuing claim(s) is referred to as the "claim-tail". The following is a discussion of specific reserving considerations for both short-tail and long-tail product lines. In this section, we reference the nature of recent prior period development to give a high-level understanding of how these considerations translate through the reserving process into financial decisions. Refer to the "Prior Period Development" section below for additional information on prior period development.

Short-tail and long-tail business

Short-tail business
Short-tail business generally describes product lines for which losses are typically known and paid shortly after the loss actually occurs. This would include, for example, most property, personal accident, aviation hull, and automobile physical damage policies that we write. There are some exceptions on certain product lines or events (e.g., major hurricanes or earthquakes) where the event has occurred, but the final settlement amount is highly uncertain and not known with certainty for a potentially lengthy period. Due to the short reporting and development pattern for these product lines, the uncertainty associated with our estimate of ultimate losses for any particular accident period diminishes relatively quickly as actual loss experience emerges. We typically assign credibility to methods that incorporate actual loss emergence, such as the paid and reported loss development and Bornhuetter-Ferguson methods, sooner than would be the case for long-tail lines at a similar stage of development for a given origin year. The reserving process for short-tail losses arising from catastrophic events typically involves an assessment by the claims department, in conjunction with underwriters and actuaries, of our exposure and estimated losses immediately following an event and then subsequent revisions of the estimated losses as our insureds provide updated actual loss information.

For the 2012 origin year, the short-tail line loss reserves were typically established for the non-catastrophe exposures using a combination of the expected loss ratio method and methods that incorporate actual loss emergence. As the year progressed, we also adjusted these reserves for large non-catastrophe loss activity that we considered to be greater or less than the historical averages. Reserves were also established for losses that arose on catastrophe activity during 2012 using the approach described above. The underlying calculation for the non-catastrophe losses requires initial expected loss ratios by product line adjusted for actual experience during the 2012 calendar year. As previously noted, the derivation of initial loss ratios incorporates actuarial projections of prior years' losses, past and expected future loss and exposure trends, rate adequacy for new and renewal business, and ceded reinsurance coverage and costs. We also considered our view of the impact of terms and conditions and the market environment, which by their nature tend to be more subjective relative to other factors. Since there is some degree of random volatility of non-catastrophe loss experience from year to year, we considered average loss experience over several years when developing loss estimates for the current accident year. For our short-tail businesses taken as a whole, overall loss trend assumptions did not differ significantly relative to prior years.

In terms of prior accident years, the bulk of the changes made in the 2012 calendar year arose from origin years 2008 through 2010. Specifically, the Insurance – North American, Insurance – Overseas General, and Global Reinsurance segments experienced $115 million, $105 million, and $29 million of favorable prior period development, respectively, primarily due to lower than anticipated loss emergence rather than any significant changes to underlying actuarial assumptions such as loss development patterns. In the Insurance – North American and Insurance – Overseas General segments, these prior period movements were primarily the result of changes to the ultimate loss estimates for origin years 2008 through 2010. In the Global Reinsurance segment, the prior period movements were primarily the result of changes to the ultimate loss estimates for origin years 2007 through 2010.

For further analysis of changes in assumptions related to short-tail prior accident year reserves during calendar year 2012, refer to the "Prior Period Development" section below.

Long-tail business
Long-tail business describes lines of business for which specific losses may not be known/reported for some period and for which claims can take significant time to settle/close. This includes most casualty lines such as general liability, D&O, and workers' compensation. There are various factors contributing to the uncertainty and volatility of long-tail business. Among these are:

- Our historical loss data and experience is sometimes too immature and lacking in credibility to rely upon for reserving purposes. Where this is the case, in our reserve analysis we may utilize industry loss ratios or industry benchmark development patterns that we believe reflect the nature and coverage of the underwritten business and its future development, where available. For such product lines, actual loss experience may differ from industry loss statistics as well as loss experience for previous underwriting years;
- The inherent uncertainty around loss trends, claims inflation (e.g., medical and judicial) and underlying economic conditions;
- The inherent uncertainty of the estimated duration of the paid and reported loss development patterns beyond the historical record requires that professional judgment be used in the determination of the length of the patterns based on the historical data and other information;
- The inherent uncertainty of assuming that historical paid and reported loss development patterns for older origin years will be representative of subsequent loss emergence on recent origin years. For example, changes over time in the processes and procedures for establishing case reserves can distort reported loss development patterns or changes in ceded reinsurance structures by origin year can alter the development of paid and reported losses;
- Loss reserve analyses typically require loss or other data be grouped by common characteristics in some manner. If data from two combined lines of business exhibit different characteristics, such as loss payment patterns, the credibility of the reserve estimate could be affected. Additionally, since casualty lines of business can have significant intricacies in the terms and conditions afforded to the insured, there is an inherent risk as to the homogeneity of the underlying data used in performing reserve analyses; and
- The applicability of the price change data used to estimate ultimate loss ratios for most recent origin years.

As can be seen from the above, various factors are considered when determining appropriate data, assumptions, and methods used to establish the loss reserve estimates for long-tail product lines. These factors may also vary by origin year for given product lines. The derivation of loss development patterns from data and the selection of a tail factor to project ultimate losses from actual loss emergence require considerable judgment, particularly with respect to the extent to which historical loss experience is relied upon to support changes in key reserving assumptions. Examples of the relationship between changes in historical loss experience and key reserving assumptions are provided below.

For those long-tail product lines that are less claim frequency and more claim severity oriented, such as professional lines and high excess casualty, we placed more reliance upon expert legal and claims review of the specific circumstances underlying reported cases rather than loss development patterns. Where appropriate, we then supplemented this with loss development and Bornhuetter-Ferguson approaches to provide for claims that have been reported but are too immature to develop individual claims estimates and also to provide for pure IBNR. The assumptions used for these lines of business are updated over time to reflect new claim and legal advice judged to be of significance.

For the 2012 origin year, loss reserves were typically established through the application of individual product line expected loss ratios that contemplated assumptions similar in nature to those noted in the short-tail line discussion. Our assumptions on loss trend and development patterns reflect reliance on our historical loss data provided the length and volume of history and homogeneity afford credibility. For those portfolios where we feel that our data lacks credibility, our assumptions may judgmentally utilize industry loss trends and development patterns. We note that industry patterns are not always available to match the nature of the business being written; this issue is particularly problematic for non-U.S. exposed lines. Given the underlying volatility of the long-tail product lines and the lengthy period required for full paid and reported loss emergence, we typically assign little to no credibility to actual loss emergence in the early development periods. Accordingly, we generally used the expected loss ratio method for the 2012 and immediately preceding origin years to establish reserves by product line. We monitor actual paid and reported loss emergence relative to expected loss emergence for most individual product lines.

The process to develop 2012 origin year reserves for our long-tail casualty business relies heavily on prior origin year estimates of ultimate and historical loss ratios adjusted to current rate and loss trend levels. When estimating the ultimate loss levels for these prior origin years for the major long-tail lines in Insurance – North American, Insurance – Overseas General, and Global

Reinsurance no changes of significance were made to the loss development patterns, however, we have revised historical loss and exposure trend assumptions to reflect emerged frequency and severity trends observed in both our internal data and available industry data. In general, this has resulted in lower historical loss trend assumptions. While we have not assumed that these reduced loss trends continued in 2012, we have reflected this information in the process to derive expected loss ratio assumptions from historical data adjusted to 2012 origin year levels.

For long-tail portfolios where actual loss emergence in calendar year 2012 was lower than expected for the more recent origin years, the deviation was not typically seen as sufficiently credible, particularly given the volatility and lengthy period for full loss emergence, to fully reflect in our booked ultimate loss selections or the actuarial assumptions underlying the reserve reviews. However, for certain product lines with early loss emergence on more recent origin years that was greater than expected, we did respond since we believe that such adverse emergence is generally significant relative to the loss emergence pattern assumptions (e.g., origin years 2009 through 2011 for casualty and financial lines in Insurance – Overseas General). Such judgments were made with due consideration to the factors impacting reserve uncertainty as discussed above. The reserve actions that we took in 2012 are discussed further below and in the section entitled "Prior Period Development".

For more mature origin years, typically 2008 and prior, we gave meaningful weight to indicated ultimates derived from methods that rely on the paid and reported loss development patterns based on historical experience where sufficient credibility existed. This is consistent with our historical approach of allowing favorable loss emergence sufficient time to be reliably established before assigning it full credibility. For those lines where the historical experience lacked credibility, we placed reliance upon the latest benchmark patterns (where available) from external industry bodies such as Insurance Services Office (ISO) or the National Council on Compensation Insurance, Inc. (NCCI). In such cases, the assumptions used to project ultimate loss estimates will not fully reflect our own actual loss experience until our data is deemed sufficiently credible.

The prior period development in 2012 for long-tail lines of business comprised several main components. First, we experienced favorable prior period development on a number of product lines where actual loss emergence was lower than expected and/or increased weighting was given to experience-based methods as relevant origin years mature (typically 2008 and prior). In particular, this included umbrella and excess casualty business, D&O, and medical risk operations product lines in Insurance – North American principally in origin years 2006 and 2007 ($197 million favorable), casualty and financial lines in Insurance – Overseas General for origin years 2008 and prior ($150 million favorable), and origin years 2008 and prior for long-tail product lines in Global Reinsurance ($54 million favorable). Second, we experienced adverse development on 2009 and subsequent years in casualty and financial lines in Insurance – Overseas General ($29 million) principally arising from specific circumstances on certain larger claims and on 2006 and subsequent years in non-medical professional liability in Global Reinsurance ($34 million) principally due to higher than expected loss emergence. Third, we experienced adverse development from Insurance – North American inactive product lines including Westchester and Brandywine run-off operations ($168 million). The causes for the Westchester and Brandywine operations are described further below.

For further analysis of changes in assumptions related to long-tail prior accident year reserves during calendar year 2012, refer to the "Prior Period Development" section below.

Sensitivity to underlying assumptions

While we believe that our reserve for unpaid losses and loss expenses at December 31, 2012, is adequate, new information or emerging trends that differ from our assumptions may lead to future development of losses and loss expenses that is significantly greater or less than the recorded reserve, which could have a material effect on future operating results. As noted previously, our best estimate of required loss reserves for most portfolios is judgmentally selected for each origin year after considering the results from any number of reserving methods and is not a purely mechanical process. Therefore, it is difficult to convey, in a simple and quantitative manner, the impact that a change to a single assumption will have on our best estimate. In the examples below, we attempt to give an indication of the potential impact by isolating a single change for a specific reserving method that would be pertinent in establishing the best estimate for the product line described. We consider each of the following sensitivity analyses to represent a reasonably likely deviation in the underlying assumption.

Insurance – North American

Given the long reporting and paid development patterns for workers' compensation business, the development factors used to project actual current losses to ultimate losses for the company's current exposure requires considerable judgment that could be material to consolidated loss and loss expense reserves. Specifically, adjusting ground up ultimate losses by a one percent change in the tail factor (i.e., 1.04 changed to either 1.05 or 1.03) would cause a change of approximately $344 million, either positive or negative, for the projected net loss and loss expense reserves. This represents an impact of 9.4 percent relative to recorded net loss and loss expense reserves of approximately $3.6 billion.

The reserve portfolio for our ACE Bermuda operations contains exposure to predominantly high excess liability coverage on an occurrence-first-reported basis (typically with attachment points in excess of $325 million and gross limits of up to $150 million) and D&O and other professional liability coverage on a claims-made basis (typically with attachment points in excess of $125 million and gross limits of up to $75 million). Due to the layer of exposure covered, the expected frequency for this book is very low. As a result of the low frequency/high severity nature of the book, a small difference in the actual vs. expected claim frequency, either positive or negative, could result in a material change to the projected ultimate loss if such change in claim frequency was related to a policy where close to maximum limits were deployed.

Insurance – Overseas General
Certain long-tail lines, such as casualty and professional lines, are particularly susceptible to changes in loss trend and claim inflation. Heightened perceptions of tort and settlement awards around the world are increasing the demand for these products as well as contributing to the uncertainty in the reserving estimates. Our reserving methods rely on loss development patterns estimated from historical data and while we attempt to adjust such factors for known changes in the current tort environment, it is possible that such factors may not entirely reflect all recent trends in tort environments. For example, when applying the reported loss development method, the lengthening of our selected loss development patterns by six months would increase reserve estimates on long-tail casualty and professional lines for accident years 2010 and prior by approximately $280 million. This represents an impact of 11.8 percent relative to recorded net loss and loss expense reserves of approximately $2.4 billion.

Global Reinsurance
Typically, there is inherent uncertainty around the length of paid and reported development patterns, especially for certain casualty lines such as excess workers' compensation or general liability, which may take up to 30 years to fully develop. This uncertainty is accentuated by the need to supplement client development patterns with industry development patterns due to the sometimes low credibility of the data. The underlying source and selection of the final development patterns can thus have a significant impact on the selected ultimate net losses and loss expenses. For example, a 20 percent shortening or lengthening of the development patterns used for U.S. long-tail lines would cause the loss reserve estimate derived by the reported Bornhuetter-Ferguson method for these lines to change by approximately $372 million. This represents an impact of 27.4 percent relative to recorded net loss and loss expense reserves of approximately $1.4 billion.

Assumed reinsurance
At December 31, 2012, net unpaid losses and loss expenses for the Global Reinsurance segment aggregated to $2.4 billion, consisting of $930 million of case reserves and $1.5 billion of IBNR. In comparison, at December 31, 2011, net unpaid losses and loss expenses for the Global Reinsurance segment aggregated to $2.5 billion, consisting of $886 million of case reserves and $1.6 billion of IBNR.

For catastrophe business, we principally estimate unpaid losses and loss expenses on an event basis by considering various sources of information, including specific loss estimates reported by our cedants, ceding company and overall industry loss estimates reported by our brokers, and our internal data regarding reinsured exposures related to the geographical location of the event. Our internal data analysis enables us to establish catastrophe reserves for known events with more certainty at an earlier date than would be the case if we solely relied on reports from third parties to determine carried reserves.

For our casualty reinsurance business, we generally rely on ceding companies to report claims and then use that data as a key input to estimate unpaid losses and loss expenses. Due to the reliance on claims information reported by ceding companies, as well as other factors, the estimation of unpaid losses and loss expenses for assumed reinsurance includes certain risks and uncertainties that are unique relative to our direct insurance business. These include, but are not necessarily limited to, the following:

- The reported claims information could be inaccurate;
- Typically, a lag exists between the reporting of a loss event to a ceding company and its reporting to us as a reinsurance claim. The use of a broker to transmit financial information from a ceding company to us increases the reporting lag. Because most of our reinsurance business is produced by brokers, ceding companies generally first submit claim and other financial information to brokers, who then report the proportionate share of such information to each reinsurer of a particular treaty. The reporting lag generally results in a longer period of time between the date a claim is incurred and the date a claim is reported compared with direct insurance operations. Therefore, the risk of delayed recognition of loss reserve development is higher for assumed reinsurance than for direct insurance lines; and
- The historical claims data for a particular reinsurance contract can be limited relative to our insurance business in that there may be less historical information available. Further, for certain coverages or products, such as excess of loss

contracts, there may be relatively few expected claims in a particular year so the actual number of claims may be susceptible to significant variability. In such cases, the actuary often relies on industry data from several recognized sources.

We mitigate the above risks in several ways. In addition to routine analytical reviews of ceding company reports to ensure reported claims information appears reasonable, we perform regular underwriting and claims audits of certain ceding companies to ensure reported claims information is accurate, complete, and timely. As appropriate, audit findings are used to adjust claims in the reserving process. We also use our knowledge of the historical development of losses from individual ceding companies to adjust the level of adequacy we believe exists in the reported ceded losses.

On occasion, there will be differences between our carried loss reserves and unearned premium reserves and the amount of loss reserves and unearned premium reserves reported by the ceding companies. This is due to the fact that we receive consistent and timely information from ceding companies only with respect to case reserves. For IBNR, we use historical experience and other statistical information, depending on the type of business, to estimate the ultimate loss. We estimate our unearned premium reserve by applying estimated earning patterns to net premiums written for each treaty based upon that treaty's coverage basis (i.e., risks attaching or losses occurring). At December 31, 2012, the case reserves reported to us by our ceding companies were $913 million, compared with the $930 million we recorded. Our policy is to post additional case reserves in addition to the amounts reported by our cedants when our evaluation of the ultimate value of a reported claim is different than the evaluation of that claim by our cedant.

Within the Insurance – North American segment, we also have exposure to certain liability reinsurance lines that have been in run-off since 1994. Unpaid losses and loss expenses relating to this run-off reinsurance business resides within the Brandywine Division of our Insurance – North American segment. Most of the remaining unpaid loss and loss expense reserves for the run-off reinsurance business relate to A&E claims. Refer to the "Asbestos and Environmental (A&E) and other run-off liabilities" section for additional information.

Asbestos and environmental reserves

Included in our liabilities for losses and loss expenses are amounts for A&E (A&E liabilities). The A&E liabilities principally relate to claims arising from bodily-injury claims related to asbestos products and remediation costs associated with hazardous waste sites. The estimation of our A&E liabilities is particularly sensitive to future changes in the legal, social, and economic environment. We have not assumed any such future changes in setting the value of our A&E liabilities, which include provisions for both reported and IBNR claims.

During 2012, we conducted our annual internal, ground-up review of our consolidated A&E liabilities as of December 31, 2011. As a result of the internal review, we increased our gross loss reserves for the Brandywine operations, including A&E, by $275 million, while the net loss reserves increased by $146 million. In addition, we increased gross loss reserves for Westchester Specialty's A&E and other liabilities by $17 million, and net loss reserves increased by $4 million. Our A&E liabilities are not discounted for GAAP reporting and do not reflect any anticipated future changes in the legal, social or economic environment, or any benefit from future legislative reforms.

There are many complex variables that we consider when estimating the reserves for our inventory of asbestos accounts and these variables may directly impact the predicted outcome. We believe the most significant variables relating to our A&E liabilities include the current legal environment; specific settlements that may be used as precedents to settle future claims; assumptions regarding trends with respect to claim severity and the frequency of higher severity claims; assumptions regarding the ability to allocate liability among defendants (including bankruptcy trusts) and other insurers; the ability of a claimant to bring a claim in a state in which they have no residency or exposure; the ability of a policyholder to claim the right to unaggregated coverage; whether high-level excess policies have the potential to be accessed given the policyholder's claim trends and liability situation; payments to unimpaired claimants; and, the potential liability of peripheral defendants. Based on the policies, the facts, the law, and a careful analysis of the impact that these factors will likely have on any given account, we estimate the potential liability for indemnity, policyholder defense costs, and coverage litigation expense.

The results in asbestos cases announced by other carriers or defendants may well have little or no relevance to us because coverage exposures are highly dependent upon the specific facts of individual coverage and resolution status of disputes among carriers, policyholders, and claimants.

For additional information refer to the "Asbestos and Environmental (A&E) and Other Run-off Liabilities" section and to Note 7 to the Consolidated Financial Statements.

Future policy benefits reserves
We issue contracts in our Insurance – Overseas General and Life segments that are classified as long-duration. These contracts generally include accident and supplemental health products, term and whole life products, endowment products, and annuities. In accordance with GAAP, we establish reserves for contracts determined to be long-duration based on approved actuarial methods that include assumptions related to expenses, mortality, morbidity, persistency, and investment yields with a factor for adverse deviation. These assumptions are "locked in" at the inception of the contract, meaning we use our original assumptions throughout the life of the policy and do not subsequently modify them unless we deem the reserves to be inadequate. The future policy benefits reserves balance is regularly evaluated for a premium deficiency. If experience is less favorable than assumptions, additional liabilities may be required, resulting in a charge to policyholder benefits and claims.

Valuation of value of business acquired (VOBA) and amortization of deferred policy acquisition costs and VOBA
As part of the acquisition of businesses that sell long-duration contracts, such as life products, we established an intangible asset related to VOBA, which represented the fair value of the future profits of the in-force contracts. The valuation of VOBA at the time of acquisition is derived from similar assumptions to those used to establish the associated future policy benefits reserves. The most significant input in this calculation is the discount rate used to arrive at the present value of the net cash flows. We amortize deferred policy acquisition costs associated with long-duration contracts and VOBA (collectively policy acquisition costs) over the estimated life of the contracts, generally in proportion to premium revenue recognized. For non-traditional long duration contracts, we amortize policy acquisition costs over the expected life of the contracts in proportion to estimates of expected gross profits. The estimated life is established at the inception of the contracts or upon acquisition and is based on current persistency assumptions. Policy acquisition costs, which consist of commissions, premium taxes, and certain underwriting costs related directly to the successful acquisition of a new or renewal insurance contract, are reviewed to determine if they are recoverable from future income, including investment income. Unrecoverable costs are expensed in the period identified.

Risk transfer
In the ordinary course of business, we both purchase (or cede) and sell (or assume) reinsurance protection. We discontinued the purchase of all finite reinsurance contracts, as a matter of policy, in 2002. For both ceded and assumed reinsurance, risk transfer requirements must be met in order to use reinsurance accounting, principally resulting in the recognition of cash flows under the contract as premiums and losses. If risk transfer requirements are not met, a contract is to be accounted for as a deposit, typically resulting in the recognition of cash flows under the contract through a deposit asset or liability and not as revenue or expense. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity. We also apply similar risk transfer requirements to determine whether certain commercial insurance contracts should be accounted for as insurance or a deposit. Contracts that include fixed premium (i.e., premium not subject to adjustment based on loss experience under the contract) for fixed coverage generally transfer risk and do not require judgment.

Reinsurance and insurance contracts that include both significant risk sharing provisions, such as adjustments to premiums or loss coverage based on loss experience, and relatively low policy limits, as evidenced by a high proportion of maximum premium assessments to loss limits, can require considerable judgment to determine whether or not risk transfer requirements are met. For such contracts, often referred to as finite or structured products, we require that risk transfer be specifically assessed for each contract by developing expected cash flow analyses at contract inception. To support risk transfer, the cash flow analyses must demonstrate that a significant loss is reasonably possible, such as a scenario in which the ratio of the net present value of losses divided by the net present value of premiums equals or exceeds 110 percent. For purposes of cash flow analyses, we generally use a risk-free rate of return consistent with the expected average duration of loss payments. In addition, to support insurance risk, we must prove the reinsurer's risk of loss varies with that of the reinsured and/or support various scenarios under which the assuming entity can recognize a significant loss.

To ensure risk transfer requirements are routinely assessed, qualitative and quantitative risk transfer analyses and memoranda supporting risk transfer are developed by underwriters for all structured products. We have established protocols for structured products that include criteria triggering an accounting review of the contract prior to quoting. If any criterion is triggered, a contract must be reviewed by a committee established by each of our segments with reporting oversight, including peer review, from our global Structured Transaction Review Committee.

With respect to ceded reinsurance, we entered into a few multi-year excess of loss retrospectively-rated contracts, principally in 2002. These contracts primarily provided severity protection for specific product divisions. Because traditional one-year reinsurance coverage had become relatively costly, these contracts were generally entered in order to secure a more cost-effective reinsurance program. All of these contracts transferred risk and were accounted for as reinsurance. In addition, we maintain a few aggregate excess of loss reinsurance contracts that were principally entered into prior to 2003, such as the National Indemnity Company (NICO) contracts referred to in the section entitled, "Asbestos and Environmental (A&E) and Other Run-off Liabilities". Subsequent to the ACE INA acquisition in 1999, we have not purchased any other retroactive ceded reinsurance contracts.

With respect to assumed reinsurance and insurance contracts, products giving rise to judgments regarding risk transfer were primarily sold by our financial solutions business. Although we have significantly curtailed writing financial solutions business, several contracts remain in-force and principally include multi-year retrospectively-rated contracts and loss portfolio transfers. Because transfer of insurance risk is generally a primary client motivation for purchasing these products, relatively few insurance and reinsurance contracts have historically been written for which we concluded that risk transfer criteria had not been met. For certain insurance contracts that have been reported as deposits, the insured desired to self-insure a risk but was required, legally or otherwise, to purchase insurance so that claimants would be protected by a licensed insurance company in the event of non-payment from the insured.

A significant portion of ACE Tempest Re USA's business is written through quota share treaties (approximately $474 million of net premiums earned in 2012, comprising $408 million of first dollar quota share treaties and $66 million of excess quota share treaties), a small portion of which are categorized as structured products. Structured quota share treaties typically contain relatively low aggregate policy limits, a feature that reduces loss coverage in some manner, and a profit sharing provision. These have been deemed to have met risk transfer requirements.

Reinsurance recoverable

Reinsurance recoverable includes the balances due to us from reinsurance companies for paid and unpaid losses and loss expenses and is presented net of a provision for uncollectible reinsurance. The provision for uncollectible reinsurance is determined based upon a review of the financial condition of the reinsurers and other factors. Ceded reinsurance contracts do not relieve our primary obligation to our policyholders. Consequently, an exposure exists with respect to reinsurance recoverable to the extent that any reinsurer is unable or unwilling to meet its obligations or disputes the liabilities assumed under the reinsurance contracts. We determine the reinsurance recoverable on unpaid losses and loss expenses using actuarial estimates as well as a determination of our ability to cede unpaid losses and loss expenses under existing reinsurance contracts.

The recognition of a reinsurance recoverable asset requires two key judgments. The first judgment involves our estimation based on the amount of gross reserves and the percentage of that amount which may be ceded to reinsurers. Ceded IBNR, which is a major component of the reinsurance recoverable on unpaid losses and loss expenses, is generally developed as part of our loss reserving process and, consequently, its estimation is subject to similar risks and uncertainties as the estimation of gross IBNR (refer to "Critical Accounting Estimates – Unpaid losses and loss expenses"). The second judgment involves our estimate of the amount of the reinsurance recoverable balance that we may ultimately be unable to recover from reinsurers due to insolvency, contractual dispute, or for other reasons. Amounts estimated to be uncollectible are reflected in a provision that reduces the reinsurance recoverable asset and, in turn, shareholders' equity. Changes in the provision for uncollectible reinsurance are reflected in net income.

Although the obligation of individual reinsurers to pay their reinsurance obligations is based on specific contract provisions, the collectability of such amounts requires estimation by management. The majority of the balance we have accrued as recoverable will not be due for collection until sometime in the future, and the duration of our recoverables may be longer than the duration of our direct exposures. Over this period of time, economic conditions and operational performance of a particular reinsurer may impact their ability to meet these obligations and while they may continue to acknowledge their contractual obligation to do so, they may not have the financial resources or willingness to fully meet their obligation to us.

To estimate the provision for uncollectible reinsurance, the reinsurance recoverable must first be determined for each reinsurer. This determination is based on a process rather than an estimate, although an element of judgment must be applied. As part of the process, ceded IBNR is allocated to reinsurance contracts because ceded IBNR is not generally calculated on a contract by contract basis. The allocations are generally based on premiums ceded under reinsurance contracts, adjusted for actual loss experience and historical relationships between gross and ceded losses. If actual premium and loss experience vary materially from historical experience, the allocation of reinsurance recoverable by reinsurer will change. While such change is unlikely to result in a large percentage change in the provision for uncollectible reinsurance, it could, nevertheless, have a material effect on our net income in the period recorded.

Generally, we use a default analysis to estimate uncollectible reinsurance. The primary components of the default analysis are reinsurance recoverable balances by reinsurer, net of collateral, and default factors used to estimate the probability that the reinsurer may be unable to meet its future obligations in full. The definition of collateral for this purpose requires some judgment and is generally limited to assets held in an ACE-only beneficiary trust, letters of credit, and liabilities held by us with the same legal entity for which we believe there is a right of offset. We do not currently include multi-beneficiary trusts. However, we have several reinsurers that have established multi-beneficiary trusts for which certain of our companies are beneficiaries. The determination of the default factor is principally based on the financial strength rating of the reinsurer and a corresponding default factor applicable to the financial strength rating. Default factors require considerable judgment and are determined using the current financial strength rating, or rating equivalent, of each reinsurer as well as other key considerations and assumptions. Significant considerations and assumptions include, but are not necessarily limited to, the following:

- For reinsurers that maintain a financial strength rating from a major rating agency, and for which recoverable balances are considered representative of the larger population (i.e., default probabilities are consistent with similarly rated reinsurers and payment durations conform to averages), the judgment exercised by management to determine the provision for uncollectible reinsurance of each reinsurer is typically limited because the financial rating is based on a published source and the default factor we apply is based on a historical default factor of a major rating agency applicable to the particular rating class. Default factors applied for financial ratings of AAA, AA, A, BBB, BB, B, and CCC, are 0.8 percent, 1.2 percent, 1.7 percent, 4.9 percent, 19.6 percent, 34.0 percent, and 62.2 percent, respectively. Because the model we use is predicated on the historical default factors of a major rating agency, we do not generally consider alternative factors. However, when a recoverable is expected to be paid in a brief period of time by a highly-rated reinsurer, such as certain property catastrophe claims, a default factor may not be applied;
- For balances recoverable from reinsurers that are both unrated by a major rating agency and for which management is unable to determine a credible rating equivalent based on a parent or affiliated company, we may determine a rating equivalent based on our analysis of the reinsurer that considers an assessment of the creditworthiness of the particular entity, industry benchmarks, or other factors as considered appropriate. We then apply the applicable default factor for that rating class. For balances recoverable from unrated reinsurers for which our ceded reserve is below a certain threshold, we generally apply a default factor of 34.0 percent;
- For balances recoverable from reinsurers that are either insolvent or under regulatory supervision, we establish a default factor and resulting provision for uncollectible reinsurance based on specific facts and circumstances surrounding each company. Upon initial notification of an insolvency, we generally recognize expense for a substantial portion of all balances outstanding, net of collateral, through a combination of write-offs of recoverable balances and increases to the provision for uncollectible reinsurance. When regulatory action is taken on a reinsurer, we generally recognize a default factor by estimating an expected recovery on all balances outstanding, net of collateral. When sufficient credible information becomes available, we adjust the provision for uncollectible reinsurance by establishing a default factor pursuant to information received; and
- For captives and other recoverables, management determines the provision for uncollectible reinsurance based on the specific facts and circumstances.

The following table summarizes reinsurance recoverables and the provision for uncollectible reinsurance for each type of recoverable balance at December 31, 2012:

(in millions of U.S. dollars)	Gross Reinsurance Recoverables on Losses and Loss Expenses	Recoverab es (net of Usable Collateral)	Provision for Uncollectible Reinsurance
Type			
Reinsurers with credit ratings	**$ 9,408**	**$ 8,431**	**$ 225**
Reinsurers not rated	**243**	**203**	**67**
Reinsurers under supervision and insolvent reinsurers	**122**	**106**	**78**
Captives	**1,762**	**295**	**14**
Other – structured settlements and pools	**982**	**981**	**55**
Total	**$ 12,517**	**$ 10,016**	**$ 439**

At December 31, 2012, the use of different assumptions within our approach could have a material effect on the provision for uncollectible reinsurance reflected in our consolidated financial statements. To the extent the creditworthiness of our reinsurers were to deteriorate due to an adverse event affecting the reinsurance industry, such as a large number of major catastrophes, actual uncollectible amounts could be significantly greater than our provision for uncollectible reinsurance. Such an event could have a material adverse effect on our financial condition, results of operations, and our liquidity. Given the various considerations used to estimate our uncollectible provision, we cannot precisely quantify the effect a specific industry event may have on the provision for uncollectible reinsurance. However, based on the composition (particularly the average credit quality) of the reinsurance recoverable balance at December 31, 2012, we estimate that a ratings downgrade of one notch for all rated reinsurers (i.e., from A to A- or A- to BBB+) could increase our provision for uncollectible reinsurance by approximately $68 million or approximately 0.5 percent of the gross reinsurance recoverable balance, assuming no other changes relevant to the calculation. While a ratings downgrade would result in an increase in our provision for uncollectible reinsurance and a charge to earnings in that period, a downgrade in and of itself does not imply that we will be unable to collect all of the ceded reinsurance recoverable from the reinsurers in question. Refer to Note 5 to the Consolidated Financial Statements for additional information.

Other-than-temporary impairments (OTTI)

Each quarter, we review our securities in an unrealized loss position (impaired securities), including fixed maturities, securities lending collateral, equity securities, and other investments, to identify those impaired securities to be specifically evaluated for a potential OTTI. Because our investment portfolio is the largest component of consolidated assets and a multiple of shareholders' equity, OTTI could be material to our financial condition and results of operations. Refer to Note 3 d) to the Consolidated Financial Statements for a description of the process by which we evaluate investments for OTTI.

Deferred tax assets

Many of our insurance businesses operate in income tax-paying jurisdictions. Our deferred tax assets and liabilities primarily result from temporary differences between the amounts recorded in our consolidated financial statements and the tax basis of our assets and liabilities. We determine deferred tax assets and liabilities separately for each tax-paying component (an individual entity or group of entities that is consolidated for tax purposes) in each tax jurisdiction. The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction.

At December 31, 2012, our net deferred tax asset was $453 million. Refer to Note 8 to the Consolidated Financial Statements for additional information. At each balance sheet date, management assesses the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. The valuation allowance is based on all available information including projections of future taxable income from each tax-paying component in each tax jurisdiction, principally derived from business plans and available tax planning strategies. Projections of future taxable income incorporate several assumptions of future business and operations that are apt to differ from actual experience. The valuation allowance is also based on maintaining our ability and intent to hold our U.S. available for sale fixed maturities to recovery. If, in the future, our assumptions and estimates that resulted in our forecast of future taxable income for each tax-paying component prove to be incorrect, or future market events occur that prevent our ability to hold our U.S. fixed maturities to recovery, an additional valuation allowance could become necessary. This could have a material adverse effect on our financial condition, results of operations, and liquidity. At December 31, 2012, the valuation allowance of $56 million (including $24 million with respect to foreign tax credits) reflects management's assessment that it is more likely than not that a portion of the deferred tax asset will not be realized due to the inability of certain foreign subsidiaries to generate sufficient taxable income and the inability of ACE Group Holdings and its subsidiaries to utilize foreign tax credits.

Fair value measurements

The accounting guidance on fair value measurements defines fair value as the price to sell an asset or transfer a liability in an orderly transaction between market participants and establishes a three-level valuation hierarchy in which inputs into valuation techniques used to measure fair value are classified.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1 inputs) and the lowest priority to unobservable data (Level 3 inputs). Inputs in Level 1 are unadjusted quoted prices for identical assets or liabilities in active markets. Level 2 includes inputs other than quoted prices included within Level 1 that are observable for assets or liabilities either directly or indirectly. Level 2 inputs include, among other items, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves. Level 3 inputs are unobservable and reflect our judgments about assumptions that market participants would use in pricing an asset or liability.

We categorize financial instruments within the valuation hierarchy at the balance sheet date based upon the lowest level of inputs that are significant to the fair value measurement. Accordingly, transfers between levels within the valuation hierarchy occur when there are significant changes to the inputs, such as increases or decreases in market activity, changes to the availability of current prices, changes to the transparency to underlying inputs, and whether there are significant variances in quoted prices. Transfers in and/or out of any level are assumed to occur at the end of the period.

While we obtain values for the majority of the investment securities we hold from one or more pricing services, it is ultimately management's responsibility to determine whether the values obtained and recorded in the financial statements are representative of fair value. We periodically update our understanding of the methodologies used by our pricing services in order to validate that the prices obtained from those services are consistent with the GAAP definition of fair value as an exit price. Based on our understanding of the methodologies, our pricing services only produce an estimate of fair value if there is observable market information that would allow them to make a fair value estimate. Based on our understanding of the market inputs used by our pricing services, all applicable investments have been valued in accordance with GAAP valuation principles. We have controls to review significant price changes and stale pricing, and to ensure that prices received from pricing services have been accurately reflected in the consolidated financial statements. We do not typically adjust prices obtained from pricing services.

Additionally, the valuation of fixed maturities is more subjective when markets are less liquid due to the lack of market based inputs (i.e., stale pricing), which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction would occur. For a small number of fixed maturities, we obtain a quote from a broker (typically a market maker). Due to the disclaimers on the quotes that indicate that the price is indicative only, we include these fair value estimates in Level 3.

At December 31, 2012, Level 3 assets represented four percent of assets that are measured at fair value and three percent of total assets. Level 3 liabilities represented 100 percent of liabilities that are measured at fair value and two percent of our total liabilities. During 2012, we transferred assets of $164 million into our Level 3 assets from other levels of the valuation hierarchy. During 2012, we transferred assets of $110 million out of our Level 3 assets to other levels of the valuation hierarchy. Refer to Note 4 to the Consolidated Financial Statements for a description of the valuation techniques and inputs used to determine fair values for our financial instruments measured or disclosed at fair value by valuation hierarchy (Levels 1, 2, and 3) as well as a roll-forward of Level 3 financial instruments measured at fair value for the years ended December 31, 2012, 2011, and 2010.

Guaranteed living benefits (GLB) derivatives

Under life reinsurance programs covering living benefit guarantees, we assumed the risk of GLBs associated with variable annuity (VA) contracts. We ceased writing this business in 2007. Our GLB reinsurance product meets the definition of a derivative for accounting purposes and is therefore carried at fair value. We believe that the most meaningful presentation of these derivatives is to reflect cash inflows or revenue as net premiums earned, and to record estimates of the average modeled value of future cash outflows as incurred losses. Accordingly, we recognize benefit reserves consistent with the accounting guidance related to accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. Changes in the benefit reserves are reflected as Policy benefits expense, which is included in life underwriting income. The incremental difference between fair value and benefit reserves is reflected in Accounts payable, accrued expenses, and other liabilities in the consolidated balance sheets and related changes in fair value are reflected in Net realized gains (losses) in the consolidated statement of operations. We intend to hold these derivative contracts to maturity (i.e., the expiration of the underlying liabilities through lapse, annuitization, death, or expiration of the reinsurance contract). To partially offset the risk in the VA guarantee reinsurance portfolio, we invest in derivative hedge instruments. At maturity, the cumulative gains and losses will net to zero (excluding cumulative hedge gains or losses) because, over time, the insurance liability will be increased or decreased to equal our obligation. For a sensitivity discussion of the effect of changes in interest rates, equity indices, and other assumptions on the fair value of GLBs, and the resulting impact on our net income, refer to Item 7A. For further description of this product and related accounting treatment, refer to Note 1 j) to the Consolidated Financial Statements.

The fair value of GLB reinsurance is estimated using an internal valuation model, which includes current market information and estimates of policyholder behavior from the perspective of a theoretical market participant that would assume these liabilities. All of our treaties contain claim limits, which are factored into the valuation model. The fair value depends on a number of factors, including interest rates, current account value, market volatility, expected annuitization rates and other policyholder behavior, and changes in policyholder mortality. The model and related assumptions are continuously re-evaluated by management and enhanced, as appropriate, based upon additional experience obtained related to policyholder behavior and availability of more timely market information, such as market conditions and demographics of in-force annuities. Due to the inherent uncertainties of the assumptions used in the valuation models to determine the fair value of these derivative products, actual experience may differ from the estimates reflected in our consolidated financial statements, and the differences may be material.

The most significant policyholder behavior assumptions include lapse rates and the guaranteed minimum income benefit (GMIB) annuitization rates. Assumptions regarding lapse rates and GMIB annuitization rates differ by treaty but the underlying methodologies to determine rates applied to each treaty are comparable. The assumptions regarding lapse and GMIB annuitization rates determined for each treaty are based on a dynamic calculation that uses several underlying factors.

A lapse rate is the percentage of in-force policies surrendered in a given calendar year. All else equal, as lapse rates increase, ultimate claim payments will decrease. Key factors affecting the lapse rate assumption include investment performance and policy duration. In general, the base lapse function assumes low lapse rates (ranging from about 1 percent to 6 percent per annum) during the surrender charge period of the variable annuity contract, followed by a "spike" lapse rate (ranging from about 10 percent to 30 percent per annum) in the year immediately following the surrender charge period, and then reverting to an ultimate lapse rate (generally around 10 percent per annum), typically over a 2-year period. This base rate is adjusted downward for policies with more valuable (more "in the money") guarantees by multiplying the base lapse rate by a factor ranging from 15 percent to 75 percent. Additional lapses due to partial withdrawals and older policyholders with tax-qualified contracts (due to required minimum distributions) are also included.

The GMIB annuitization rate is the percentage of policies for which the policyholder will elect to annuitize using the guaranteed benefit provided under the GMIB. All else equal, as GMIB annuitization rates increase, ultimate claim payments will increase, subject to treaty claim limits. Key factors affecting the GMIB annuitization rate include investment performance and the level of interest rates after the GMIB waiting period, since these factors determine the value of the guarantee to the policyholder. In general, we assume that GMIB annuitization rates will be higher for policies with more valuable (more "in the money") guarantees. In addition, we also assume that GMIB annuitization rates are higher in the first year immediately following the waiting period (the first year the policies are eligible to annuitize utilizing the GMIB) in comparison to all subsequent years. We do not yet have a robust set of annuitization experience because most of our clients' policyholders are not yet eligible to annuitize utilizing the GMIB. However, for certain clients representing approximately 36 percent of the total GMIB guaranteed value there are several years of annuitization experience – for those clients the annuitization function reflects the actual experience and has a maximum annuitization rate per annum of 8 percent (a higher maximum applies in the first year a policy is eligible to annuitize utilizing the GMIB – it is over 13 percent). For most clients there is not a credible amount of observable relevant behavior data and so we use a weighted average (with a heavier weighting on the observed experience noted previously) of three different annuitization functions with maximum annuitization rates per annum of 8 percent, 12 percent, and 30 percent, respectively (with significantly higher rates in the first year a policy is eligible to annuitize utilizing the GMIB). As noted elsewhere, our GMIB reinsurance treaties include claim limits to protect us in the event that actual annuitization behavior is significantly higher than expected.

Based on our 2012 review, no material changes were made to actuarial or behavioral assumptions. We made minor technical refinements to the model with a favorable net income impact of approximately $49 million.

During 2012, realized gains of $200 million were associated with a decreased value of GLB liabilities primarily due to rising equity levels partially offset by the unfavorable impact of interest rate movements and the impact of discounting future claims for one fewer year. This excludes realized losses of $297 million during the year ended December 31, 2012 on derivative hedge instruments held to partially offset the risk in the VA guarantee reinsurance portfolio. These derivatives do not receive hedge accounting treatment. Refer to the "Net Realized and Unrealized Gains (Losses)" section for a breakdown of the realized gains (losses) on GLB reinsurance and derivatives for the years ended December 31, 2012 and 2011.

ACE Tempest Life Re employs a strategy to manage the financial market and policyholder behavior risks embedded in the reinsurance of VA guarantees. Risk management begins with underwriting a prospective client and guarantee design, with particular focus on protecting our position from policyholder options that, because of anti-selective behavior, could adversely impact our obligation.

A second layer of risk management is the structure of the reinsurance contracts. All VA guarantee reinsurance contracts include some form of annual or aggregate claim limit(s). The different categories of claim limits are described below:

- Reinsurance programs covering guaranteed minimum death benefits (GMDB) with an annual claim limit of two percent of account value. This category accounts for approximately 60 percent of the total reinsured GMDB guaranteed value. Approximately one percent of the guaranteed value in this category has additional reinsurance coverage for GLB.

- Reinsurance programs covering GMDB with claim limit(s) that are a function of the underlying guaranteed value. This category accounts for approximately 25 percent of the total reinsured GMDB guaranteed value. The annual claim limit expressed as a percentage of guaranteed value ranges from 0.4 percent to 2 percent. Approximately 70 percent of guaranteed value in this category is also subject to annual claim deductibles that range from 0.1 percent to 0.2 percent of guaranteed value (i.e., our reinsurance coverage would only pay total annual claims in excess of 0.1 percent to 0.2 percent of the total guaranteed value). Approximately 50 percent of guaranteed value in this category is also subject to an aggregate claim limit which was approximately $380 million as of December 31, 2012. Approximately 75 percent of guaranteed value in this category has additional reinsurance coverage for GLB.
- Reinsurance programs covering GMDB and guaranteed minimum accumulation benefits (GMAB). This category accounts for approximately 15 percent of the total reinsured GLB guaranteed value and 15 percent of the total reinsured GMDB guaranteed value. These reinsurance programs are quota-share agreements with the quota-share decreasing as the ratio of account value to guaranteed value decreases. The quota-share is 100 percent for ratios between 100 percent and 75 percent, 60 percent for additional losses on ratios between 75 percent and 45 percent, and 30 percent for further losses on ratios below 45 percent. Approximately 35 percent of guaranteed value in this category is also subject to a claim deductible of 8.8 percent of guaranteed value (i.e., our reinsurance coverage would only pay when the ratio of account value to guaranteed value is below 91.2 percent).
- Reinsurance programs covering GMIB with an annual claim limit. This category accounts for approximately 50 percent of the total reinsured GLB guaranteed value. The annual claim limit is 10 percent of guaranteed value on over 95 percent of the guaranteed value in this category. Additionally, reinsurance programs in this category have an annual annuitization limit that ranges between 17.5 percent and 30 percent with approximately 40 percent of guaranteed value subject to an annuitization limit of 20 percent or under, and the remaining 60 percent subject to an annuitization limit of 30 percent. Approximately 40 percent of guaranteed value in this category is also subject to minimum annuity conversion factors that limit the exposure to low interest rates. Approximately 40 percent of guaranteed value in this category has additional reinsurance coverage for GMDB.
- Reinsurance programs covering GMIB with aggregate claim limit. This category accounts for approximately 35 percent of the total reinsured GLB guaranteed value. The aggregate claim limit for reinsurance programs in this category is approximately $1.9 billion. Additionally, reinsurance programs in this category have an annual annuitization limit of 20 percent and approximately 55 percent of guaranteed value in this category is also subject to minimum annuity conversion factors that limit the exposure to low interest rates. Approximately 45 percent of guaranteed value in this category has additional reinsurance coverage for GMDB.

A third layer of risk management is the hedging strategy which looks to mitigate both long-term economic loss over time as well as dampen income statement volatility. ACE Tempest Life Re owned financial market instruments as part of the hedging strategy with a fair value of $24 million and $38 million at December 31, 2012 and 2011, respectively. The instruments are substantially collateralized by our counterparties, on a daily basis.

We also limit the aggregate amount of variable annuity reinsurance guarantee risk we are willing to assume. The last substantive U.S. transaction was quoted in mid-2007 and the last transaction in Japan was quoted in late 2007. The aggregate number of policyholders is currently decreasing through policyholder withdrawals, annuitizations, and deaths at a rate of 5 percent – 10 percent annually.

Note that GLB claims cannot occur for any reinsured policy until it has reached the end of its "waiting period". The vast majority of policies we reinsure reach the end of their "waiting periods" in 2013 or later, as shown in the table below.

Year of first payment eligibility	Percent of living benefit account values
2012 and prior	7%
2013	23%
2014	18%
2015	5%
2016	5%
2017	19%
2018	16%
2019 and after	7%
Total	100%

The following table presents the historical cash flows under these policies for the periods indicated. The amounts represent accrued past premium received and claims paid, split by benefit type.

(in millions of U.S. dollars)		2012		2011
Death Benefits (GMDB)				
Premium	**$**	**85**	$	98
Less paid claims		**100**		114
Net	**$**	**(15)**	$	(16)
Living Benefits (Includes GMIB and GMAB)				
Premium	**$**	**160**	$	165
Less paid claims		**11**		4
Net	**$**	**149**	$	161
Total VA Guaranteed Benefits				
Premium	**$**	**245**	$	263
Less paid claims		**111**		118
Net	**$**	**134**	$	145

Death Benefits (GMDB)

For premiums and claims from VA contracts reinsuring GMDBs, at current market levels, we expect approximately $91 million of claims and $74 million of premium on death benefits over the next 12 months.

GLB (includes GMIB and GMAB)

Our GLBs predominantly include premiums and claims from VA contracts reinsuring GMIB and GMAB. More than 90 percent of our living benefit reinsurance clients' policyholders are currently ineligible to trigger a claim payment. The vast majority of these policyholders become eligible between years 2013 and 2018. At current market levels, we expect approximately $25 million of claims and $149 million of premium on living benefits over the next 12 months.

Collateral

ACE Tempest Life Re holds collateral on behalf of most of its clients in the form of qualified assets in trust or letters of credit, typically in an amount sufficient for the client to obtain statutory reserve credit for the reinsurance. The timing of the calculation and amount of the collateral varies by client according to the particulars of the reinsurance treaty and the statutory reserve guidelines of the client's domicile.

Goodwill impairment

Goodwill, which represents the excess of acquisition cost over the estimated fair value of net assets acquired, was $4.3 billion and $4.1 billion at December 31, 2012 and 2011, respectively. During 2012, our goodwill balance increased by approximately four percent, primarily due to acquisitions. Goodwill is not amortized but is subject to a periodic evaluation for impairment at least annually, or earlier if there are any indications of possible impairment. The impairment evaluation first uses a qualitative assessment to determine whether it is more likely than not (i.e., more than a 50 percent probability) that the fair value of a reporting unit is greater than its carrying amount. If a reporting unit fails this qualitative assessment, a quantitative analysis is then used. The quantitative analysis is a two-step process in which an initial assessment for potential impairment is performed and, if a potential impairment is present, the amount of impairment is measured and recorded. Impairment is tested at the reporting unit level. Goodwill is assigned to applicable reporting units of acquired entities at acquisition. The most significant reporting units are:

- New York Life's Korea operations and Hong Kong operations acquired in 2011;
- Rain and Hail Insurance Service, Inc. (Rain and Hail) acquired in 2010;
- North American and International divisions of Combined Insurance acquired in 2008;
- Domestic and International divisions of ACE INA acquired in 1999; and
- ACE Tempest Re's catastrophe businesses acquired in 1996 and 1998.

There are other reporting units that resulted from smaller acquisitions that are also assessed annually. A quantitative goodwill impairment analysis was prepared in 2012 for the North American division of Combined Insurance with a goodwill balance of $738 million. Based on our impairment testing for 2012, we determined that no impairment was required and that none of our reporting units were at risk for impairment.

To estimate the fair value of a reporting unit, we consistently applied a combination of the following models: an earnings multiple, a book value multiple, a discounted cash flow or an allocated market capitalization. The earnings and book value models apply multiples, including the consideration of a control premium, of comparable publicly traded companies to forecasted earnings or book value of each reporting unit and consider current market transactions. The discounted cash flow model applies a discount to estimated cash flows including a terminal value calculation. The market capitalization model applies a control premium to our market capitalization and, as adjusted, compares the allocated market capitalization to the allocated book value of each reporting unit.

To determine an appropriate control premium, we considered both the mean and range of control premiums paid in our industry for recent transactions involving businesses similar to our reporting units. We then selected a control premium within the range appropriate to our business.

We must assess whether the current fair value of our reporting units is at least equal to the fair value used in the determination of goodwill. In doing this, we make assumptions and estimates about the profitability attributable to our reporting units, including:

- short-term and long-term growth rates;
- estimated cost of equity and changes in long-term risk-free interest rates;
- selection of appropriate earnings and book value market multiples to be used in various multiple approaches; and
- risk premium applied in determining discount rate for calculating net present value of estimated future cash flows.

If our assumptions and estimates made in assessing the fair value of acquired entities change in the future, goodwill could be materially adjusted. This would cause us to write-down the carrying value of goodwill which could be material to our results of operations in the period the charge is taken.

Consolidated Operating Results – Years Ended December 31, 2012, 2011, and 2010

(in millions of U.S. dollars, except for percentages)	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Net premiums written	**$ 16,075**	$ 15,372	$ 13,708	4.6 %	12.1 %
Net premiums earned	**15,677**	15,387	13,504	1.9 %	13.9 %
Net investment income	**2,181**	2,242	2,070	(2.8)%	8.3 %
Net realized gains (losses)	**78**	(795)	432	NM	NM
Total revenues	**17,936**	16,834	16,006	6.5 %	5.2 %
Losses and loss expenses	**9,653**	9,520	7,579	1.4 %	25.6 %
Policy benefits	**521**	401	357	29.9 %	12.3 %
Policy acquisition costs	**2,446**	2,472	2,345	(1.1)%	5.4 %
Administrative expenses	**2,096**	2,068	1,873	1.4 %	10.4 %
Interest expense	**250**	250	224	—	11.6 %
Other (income) expense	**(6)**	81	(10)	NM	NM
Total expenses	**14,960**	14,792	12,368	1.1 %	19.6 %
Income before income tax	**2,976**	2,042	3,638	45.7 %	(43.9)%
Income tax expense	**270**	502	553	(46.2)%	(9.2)%
Net income	**$ 2,706**	$ 1,540	$ 3,085	75.6 %	(50.1)%

NM – not meaningful

The following table presents, by major product line, the approximate effect of changes in foreign currency exchange rates on the growth of net premiums written and earned for the periods indicated:

	2012 P&C	2012 Life	2012 A&H	2012 Total	2011 Total	2010 Total
Net premiums written:						
Growth in original currency	**6.7 %**	**7.6 %**	**3.6 %**	**6.0 %**	10.0%	1.7%
Foreign exchange effect	**(1.2)%**	**(2.0)%**	**(2.3)%**	**(1.4)%**	2.1%	1.4%
Growth as reported in U.S. dollars	**5.5 %**	**5.6 %**	**1.3 %**	**4.6 %**	12.1%	3.1%
Net premiums earned:						
Growth in original currency	**3.2 %**	**7.7 %**	**3.2 %**	**3.4 %**	11.4%	0.7%
Foreign exchange effect	**(1.3)%**	**(2.0)%**	**(2.4)%**	**(1.5)%**	2.5%	1.3%
Growth as reported in U.S. dollars	**1.9 %**	**5.7 %**	**0.8 %**	**1.9 %**	13.9%	2.0%

The following table presents a breakdown of consolidated net premiums written for the periods indicated:

(in millions of U.S. dollars, except for percentages)	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Retail P&C	**$ 6,917**	$ 6,255	$ 6,533	10.6 %	(4.3)%
Wholesale	**3,633**	3,735	2,212	(2.7)%	68.9 %
Reinsurance	**1,025**	979	1,075	4.7 %	(8.9)%
Property, casualty and all other	**11,575**	10,969	9,820	5.5 %	11.7 %
Personal accident (A&H)	**3,532**	3,486	3,255	1.3 %	7.1 %
Life	**968**	917	633	5.6 %	44.9 %
Total consolidated	**$ 16,075**	$ 15,372	$ 13,708	4.6 %	12.1 %

Net premiums written reflect the premiums we retain after purchasing reinsurance protection. Net premiums written increased in 2012 in our Insurance – North American segment retail division reflecting rate increases in most lines, strong renewal retention, and new business. In addition, there was good growth in many lines of business which include our risk management and personal lines businesses. This growth was partially offset by lower premiums in certain casualty and program business from adherence to our underwriting standards; in particular, we continued our planned reduction in our U.S. general market workers' compensation business. Net premiums written in our wholesale and specialty division decreased in 2012 primarily as a result of lower crop-hail production in our agriculture business. However, we experienced growth in many excess and surplus property, casualty, and professional lines where we benefited from rate increases, strong renewal retention, and new business. In addition, we also experienced growth in farm and agricultural property from the November 2011 acquisition of Penn Millers. Net premiums written increased in 2012 in our Insurance – Overseas General segment from growth in our retail operations in all of our major product lines – P&C, A&H and personal lines. Growth in our P&C and A&H lines was primarily driven by strong results in both Latin America and Asia. In addition, P&C growth benefited from the impact of reinstatement premiums expensed in 2011. New business opportunities in Latin America, Asia, and Europe drove the growth in personal lines. Growth in net premiums written for 2012 was adversely impacted by foreign exchange. Net premiums written increased in 2012 in our Life segment primarily due to growth in our Asian markets. Net premiums written increased in 2012 in our Global Reinsurance segment primarily due to treaty business written in the year, improved pricing conditions in our property catastrophe business, and growth in our U.S. automobile business. This growth was partially offset by lower production in the first quarter of 2012 from competitive market conditions, adherence to underwriting standards, and an LPT treaty written in 2011.

Net premiums written increased in 2011 primarily from significant premium growth in our North American wholesale and specialty division from the acquisition of Rain and Hail in December 2010. Our North American retail division reported less net premiums written due to lower production across several lines of business reflecting competitive market conditions and adherence to our underwriting standards as well as less assumed loss portfolio business. Our international retail business reported growth, partially offset by reinstatement premiums expensed in connection with first quarter 2011 catastrophe activity. Our Global Reinsurance operations reported a decline in net premiums written in 2011 primarily due to competitive market conditions and lower exposures. The Life segment reported an increase in net premiums written due primarily to the acquisition of New York Life's Korea operations and Hong Kong operations in 2011.

Net premiums earned reflect the portion of net premiums written that were recorded as revenues for the period as the exposure periods expire. Net premiums earned increased in 2012 in our Insurance – Overseas General segment driven by strong performances in our retail operations in Latin America and Asia, as well as the favorable impact of reinstatement premiums expensed in 2011. This result was partially offset by the unfavorable impact of foreign exchange. Net premiums earned increased in 2012 in the Insurance – North American retail division from our commercial and A&H lines of business along with growth in our personal lines business from continued expansion of the ACE Private Risk Services product offerings. This growth was partially offset by our continued planned reduction of our U.S. general market workers' compensation business. The Insurance – North American wholesale and specialty division generated lower net premiums earned in 2012 primarily as a result of lower crop-hail production in our agriculture business. Net premiums earned increased in 2012 in our Life segment primarily due to growth in our Asian markets. Net premiums earned were flat in our Global Reinsurance segment in 2012.

Net premiums earned increased in 2011 primarily due to increases in net premiums earned in our Insurance – North American agriculture, A&H business, and International retail businesses, partially offset by less assumed LPT business and lower production within our Global Reinsurance segment and declines in our London wholesale business due to pricing.

The following table presents a breakdown of consolidated net premiums earned by line of business for the periods indicated:

(in millions of U.S. dollars, except for percentages)	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Property and all other	**$ 4,101**	$ 3,770	$ 3,500	8.8 %	7.7 %
Agriculture	**1,872**	1,942	398	(3.6)%	387.9 %
Casualty	**5,292**	5,340	5,752	(0.9)%	(7.2)%
Subtotal	**11,265**	11,052	9,650	1.9 %	14.5 %
Personal accident (A&H)	**3,499**	3,471	3,243	0.8 %	7.0 %
Life	**913**	864	611	5.7 %	41.4 %
Net premiums earned	**$15,677**	$ 15,387	$ 13,504	1.9 %	13.9 %

	2012 % of total	2011 % of total	2010 % of total
Property and all other	**26%**	24%	26%
Agriculture	**12%**	13%	3%
Casualty	**34%**	35%	43%
Subtotal	**72%**	72%	72%
Personal accident (A&H)	**22%**	23%	24%
Life	**6%**	5%	4%
Net premiums earned	**100%**	100%	100%

Net investment income decreased in 2012 primarily due to lower reinvestment rates, higher investment expenses, and the negative impact of foreign exchange, partially offset by positive operating cash flows, higher private equity fund distributions, and the income benefit of an insurance contract classified as a deposit. Net investment income increased in 2011 primarily due to positive operating cash flows and the impact of acquisitions which have resulted in a higher overall average invested asset base, partially offset by lower yields on new investments and short-term securities. Refer to "Net Investment Income" and "Investments" for additional information.

In evaluating our segments excluding Life, we use the combined ratio, the loss and loss expense ratio, the policy acquisition cost ratio, and the administrative expense ratio. We calculate these ratios by dividing the respective expense amounts by net premiums earned. We do not calculate these ratios for the Life segment as we do not use these measures to monitor or manage that segment. The combined ratio is determined by adding the loss and loss expense ratio, the policy acquisition cost ratio, and the administrative expense ratio. A combined ratio under 100 percent indicates underwriting income and a combined ratio exceeding 100 percent indicates underwriting loss.

The following table presents our calendar year consolidated loss and loss expense ratio, policy acquisition cost ratio, administrative expense ratio, and combined ratio for the periods indicated:

	2012	2011	2010
Loss and loss expense ratio	**65.7%**	66.0%	59.4%
Policy acquisition cost ratio	**15.3%**	15.8%	17.2%
Administrative expense ratio	**12.9%**	12.9%	13.7%
Combined ratio	**93.9%**	94.7%	90.3%

The following table presents the impact of catastrophe losses and related reinstatement premiums and the impact of prior period reserve development on our consolidated loss and loss expense ratio for the periods indicated:

	2012	2011	2010
Loss and loss expense ratio, as reported	**65.7 %**	66.0 %	59.4 %
Catastrophe losses and related reinstatement premiums	**(4.6)%**	(6.5)%	(3.2)%
Prior period development	**3.5 %**	4.1 %	4.6 %
Large assumed loss portfolio transfers	**—**	—	(0.3)%
Loss and loss expense ratio, adjusted	**64.6 %**	63.6 %	60.5 %

The table below presents the impact of the catastrophe losses by segment:

Catastrophe Loss Charges – Full Year 2012

(in millions of U.S. dollars)		Insurance – North American		Insurance – Overseas General		Global Reinsurance		Total
Net loss								
Superstorm Sandy	$	338	$	62	$	94	$	494
U.S. weather-related events		71		2		—		73
Hurricane Isaac		19		4		4		27
Other events throughout the year		13		8		18		39
Total	$	441	$	76	$	116	$	633
Reinstatement premiums (earned) expensed		8		8		(11)		5
Total before income tax	$	449	$	84	$	105	$	638

Total net pre-tax catastrophe losses, excluding reinstatement premiums, were $633 million in 2012, compared with $859 million in 2011 and $366 million in 2010. Catastrophe losses in 2012 were primarily from Superstorm Sandy, Hurricane Isaac, other severe weather-related events in the U.S. and Canada, and flooding in the U.K. Catastrophe losses in 2011 were primarily from earthquakes in Japan and New Zealand, flooding in Thailand, storms in Australia, and other severe weather-related events in the U.S. including Hurricane Irene. Catastrophe losses in 2010 were primarily from weather-related events in the U.S., earthquakes in Mexico and New Zealand, and storms in Australia and Europe.

Prior period development arises from changes to loss estimates recognized in the current year that relate to loss reserves first reported in previous calendar years and excludes the effect of losses from the development of earned premium from previous accident years. We experienced $479 million of net favorable prior period development in 2012, which includes an A&E charge of $140 million, compared with net favorable prior period development of $556 million and $503 million in 2011 and 2010, respectively. Refer to "Prior Period Development" for additional information.

Policy acquisition costs consist of commissions, premium taxes, and certain underwriting costs related directly to the successful acquisition of a new or renewal insurance contract. Administrative expenses include all other operating costs. Our policy acquisition cost ratio decreased in 2012 primarily due to lower profit sharing commission expenses in our agriculture business reflecting high losses in the crop insurance business in our Insurance – North American segment and from a favorable change in the mix of business in our Insurance – Overseas General segment. This favorable impact was offset by growth in certain businesses, including personal lines and A&H that carry a higher acquisition rate than our other businesses. Our policy acquisition cost ratio decreased in 2011 reflecting a shift in the mix of business towards lower acquisition cost lines of business, primarily agriculture, offset by changes in the mix of business and the impact of reinstatement premiums expensed, mainly within the Insurance – Overseas General segment.

Our administrative expense ratio was flat in 2012 as the increase in spending to support growth, primarily in our Insurance – North American segment and our Latin America and Asia regions within our Insurance – Overseas General segment, was offset by lower regulatory costs for Combined in the U.K. and Ireland. Our administrative expense ratio decreased in 2011 primarily due to the growth of low expense ratio business generated by agriculture partially offset by the impact of reinstatement premiums expensed and less assumed loss portfolio business which typically generate minimal expenses.

Our effective income tax rate, which we calculate as income tax expense divided by income before income tax, is dependent upon the mix of earnings from different jurisdictions with various tax rates. A change in the geographic mix of earnings would change the effective income tax rate. Our effective income tax rate was 9.1 percent in 2012, compared with 24.6 percent and 15.2 percent in 2011 and 2010, respectively. The decrease in our effective income tax rate in 2012 was due to a favorable resolution of various prior years' tax matters and the closing of statutes of limitations of $124 million, a higher percentage of earnings generated in lower tax-paying jurisdictions, and a decrease in the amount of net realized losses on derivatives generated in lower tax-paying jurisdictions. The increase in our effective income tax rate in 2011 was primarily due to a higher percentage of net realized losses being generated in lower tax-paying jurisdictions. The 2010 year included a decrease in the amount of unrecognized tax benefits resulting from a settlement with the Internal Revenue Service regarding federal tax returns for the years 2002 through 2004, and the recognition of a non-taxable gain related to the acquisition of Rain and Hail.

Prior Period Development

The favorable prior period development of $479 million during 2012, was the net result of several underlying favorable and adverse movements. In the sections following the tables below, significant prior period movements within each reporting segment are discussed in more detail. Long-tail lines include lines such as workers' compensation, general liability, and professional liability; while short-tail lines include lines such as most property lines, energy, personal accident, aviation, and marine (including associated liability-related exposures).

The following table presents (favorable) and adverse prior period development by segment for the periods indicated:

Years Ended December 31 (in millions of U.S. dollars, except for percentages)	Long-tail	Short-tail	Total	% of net unpaid reserves [1]
2012				
Insurance – North American – active	$ **(245)**	$ **(115)**	$ **(360)**	**2.2%**
Insurance – North American – run-off[2]	**168**	**—**	**168**	**1.0%**
Insurance – Overseas General	**(121)**	**(105)**	**(226)**	**3.1%**
Global Reinsurance	**(32)**	**(29)**	**(61)**	**2.7%**
Total	$ **(230)**	$ **(249)**	$ **(479)**	**1.9%**
2011				
Insurance – North American – active	$ (186)	$ (111)	$ (297)	1.9%
Insurance – North American – run-off[2]	102	—	102	0.6%
Insurance – Overseas General	(154)	(136)	(290)	4.2%
Global Reinsurance	(58)	(13)	(71)	3.1%
Total	$ (296)	$ (260)	$ (556)	2.2%
2010				
Insurance – North American – active	$ (102)	$ (137)	$ (239)	1.5%
Insurance – North American – run-off[2]	132	—	132	0.8%
Insurance – Overseas General	(159)	(131)	(290)	4.3%
Global Reinsurance	(72)	(34)	(106)	4.7%
Total	$ (201)	$ (302)	$ (503)	2.0%

[1] Calculated based on the segment's total beginning of period net unpaid loss and loss expenses reserves.

[2] Brandywine Holdings and Westchester Specialty operations in respect of 1996 and prior years.

Insurance – North American

Insurance – North American's active operations experienced net favorable prior period development of $360 million in 2012 which was the net result of several underlying favorable and adverse movements driven by the following principal changes:

- Net favorable development of $245 million on long-tail business, including:
    - Favorable development of $73 million on a collection of portfolios of umbrella and excess casualty business, primarily affecting the 2007 and prior accident years. The favorable development was the function of both the continuation of the lower than expected reported loss activity in the period since our last review and assigning greater weight to experience-based methods, particularly for the 2006 accident year, as these accident periods matured;
    - Favorable development of $67 million on our D&O portfolios primarily affecting the 2007 and prior accident years. Case loss activity was lower than expected during the 2012 calendar year, including reductions in our internal estimates of exposure on several potentially large claims. These reductions were a function of changes in account specific circumstances since our prior review;
    - Favorable development of $57 million in our medical risk operations, primarily in the 2007 and prior accident years. Reported and paid loss activity for these accident years continues to be lower than expected based on our prior review;

- Net favorable development of $39 million on our national accounts portfolios which consists of commercial auto liability, general liability, and workers' compensation lines of business. This favorable development was the net impact of favorable and adverse movements, including:
  - Favorable development of $41 million on the 2011 accident year related to our annual assessment of multi-claimant events including industrial accidents. Consistent with prior years, we reviewed these potential exposures after the close of the accident year to allow for late reporting or identification of significant losses;
  - Favorable development of $34 million in the 2007 accident year, primarily in workers' compensation. The favorable development was the combined effect of lower than expected incurred loss activity and an increase in weight given to experience-based methods; and
  - Adverse development of $36 million affecting the 2006 and prior accident years largely in workers' compensation. The causes for this adverse movement were various and included adverse development in the circumstances on several specific large claims, higher than expected loss activity on certain accident years, changes in our weighting of experience-based methods, and a refinement of our treatment of ceded reinsurance recoveries on a few select treaties due to information which became known since our prior review.
- Favorable development of $9 million across a number of lines and accident years, none of which was significant individually or in the aggregate.

- Favorable development of $115 million on short-tail business, including:
  - Favorable development of $88 million on our property, inland marine and commercial marine businesses primarily arising on the 2009 through 2011 accident years. Reported loss activity during the 2012 calendar was lower than expected, particularly in our high excess property portfolio; and
  - Favorable development of $27 million in our aviation product lines, primarily general aviation hull and liability, affecting the 2009 and prior accident years. Actual paid and incurred loss activity continues to be lower than expected based on long-term historical averages leading to a reduction in our estimate of ultimate losses.

Insurance – North American's run-off operations incurred net adverse prior period development of $168 million in our Westchester and Brandywine run-off operations during 2012, which was the net result of adverse and favorable movements impacting accident years 2001 and prior, driven by the following principal changes:

- Adverse development of $150 million related to the completion of the reserve review during 2012. The development primarily arose from case specific asbestos and environmental claims related to increased loss and defense cost payment activity and the costs associated with certain case settlements made in 2012. Further, we experienced higher than expected paid loss and case reserve activity on our assumed reinsurance portfolio; and
- Adverse development of $18 million on unallocated loss adjustment expenses due to run-off operating expenses paid during 2012.

Insurance – North American's active operations experienced net favorable prior period development of $297 million in 2011 which was the net result of several underlying favorable and adverse movements, driven by the following principal changes:

- Net favorable development of $186 million on long-tail business, including:
  - Favorable development of $82 million on our D&O portfolios affecting the 2006 and prior accident years. The favorable movement was due to lower than expected case incurred activity, including reductions in individual large claims, and greater weight given to experience-based projection methods;
  - Favorable development of $54 million in our excess casualty businesses affecting the 2005 and prior accident years. Incurred losses were favorable relative to our projections; in addition, as these accident years have matured, more weight was given to experience-based methods which resulted in a refinement of our estimate;
  - Favorable development of $43 million in our medical risk operations, primarily impacting the 2006 and prior accident years. This portfolio, composed largely of excess hospital professional liability insurance, experienced low levels of reported and paid loss activity leading to reduced estimates of ultimate loss versus our prior review;
  - Net favorable development of $28 million on our national accounts portfolios which consist of commercial auto liability, general liability, and workers' compensation lines of business. The net favorable development was the net impact of favorable and adverse movements, including:

        - Favorable development of $40 million on the 2010 accident year primarily relating to our annual assessment of multi-claimant events including industrial accidents. Consistent with prior years, we reviewed these potential exposures after the close of the accident year to allow for late reporting or identification of significant losses;
        - Favorable development of $33 million on the 2003 through 2007 accident years, primarily in workers' compensation. Case activity in these portfolios, especially in our excess and high deductible products, was lower than expected. As these accident years matured, greater weight was given to experience-based methods. The combination of this lower than expected activity and shift in weighting methodology resulted in this favorable development; and
        - Adverse development of $45 million on the 2002 and prior accident years, primarily in workers' compensation. This adverse activity was due in part to data refinements and analysis relating to these accident periods.
    - Favorable development of $26 million on the 2002 through 2010 accident years in our financial solutions business unit relating to a single account. This development was due to more refined claimant level information provided by the insured in 2011. Analysis of this data led to reduction in our estimates of future losses as well as a recovery of past overpayments;
    - Favorable development of $26 million in our foreign casualty product affecting the 2007 and prior accident years. The paid and reported loss activity on the general liability and employers liability lines for this product were lower than expectations based on our prior review, resulting in reductions in ultimate losses for these coverage lines;
    - Favorable development of $21 million on surety business, primarily impacting the 2009 accident year. Case emergence and development for this accident year were more favorable than anticipated in our prior review, as well as in our original pricing for the policies written covering this period. We had assumed higher claims frequency due to recession, however, this did not materialize in our portfolio;
    - Adverse development of $40 million on errors and omissions coverage primarily affecting the 2007 and 2008 accident years. This development was due to increases on specific claims where new facts, including adverse legal verdicts, emerged;
    - Adverse development of $29 million in our environmental liability product line concentrated in the 2005 through 2007 accident years. There was adverse movement on specific large remediation cost cap policies observed in the 2011 calendar year, which prompted an increase in our estimate of ultimate loss and loss expenses under these insurance programs; and
    - Adverse development of $25 million across a number of lines and accident years, none of which was significant individually or in the aggregate.
- Net favorable development of $111 million on short-tail business, including:
    - Favorable development of $48 million in our property portfolios primarily affecting the 2009 and 2010 accident years as our assessment of ultimate losses, including catastrophe losses, developed favorably during calendar year 2011; and
    - Favorable development of $63 million on other lines across a number of accident years, primarily following better than expected loss emergence, none of which was significant individually or in the aggregate.

Insurance – North American's run-off operations incurred net adverse prior period development of $102 million in our Westchester and Brandywine run-off operations during 2011, which was the net result of adverse and favorable movements impacting accident years 2000 and prior, driven by the following principal changes:

- Adverse development of $82 million related to the completion of the reserve review during 2011. The development primarily arose from case specific asbestos and environmental claims related to increased loss and defense cost payment activity. Further, we experienced increased paid loss and case reserve activity on our assumed reinsurance portfolio;
- Adverse development of $17 million on unallocated loss adjustment expenses due to run-off operating expenses paid during 2011; and
- Adverse development of $3 million across a number of lines and accident years, none of which was significant individually or in the aggregate.

Insurance – North American active operations experienced net favorable prior period development of $239 million in 2010, representing 1.5 percent of the segment's beginning of period net unpaid loss and loss expense reserves. Insurance – North

American run-off operations incurred net adverse prior period development of $132 million in 2010, representing 0.8 percent of the segment's beginning of period net unpaid loss and loss expense reserves.

Insurance – Overseas General

Insurance – Overseas General experienced net favorable prior period development of $226 million in 2012, which was the net result of several underlying favorable and adverse movements, driven by the following principal changes:

- Net favorable development of $121 million on long-tail business, including:
    - Favorable development of $150 million in casualty (primary and excess) and financial lines for accident years 2008 and prior. We recognized the impact of favorable loss emergence since the prior study and continued to assign increased weight to experience-based methods; and
    - Adverse development of $29 million in casualty (mainly primary) and financial lines for accident years 2009 through 2011 in response to claims emergence mainly in 2011. The adverse development was driven by changes in case specific circumstances on several specific larger claims and, to a lesser extent, increased frequency trends in primary European casualty impacting accident year 2011.
- Favorable development of $105 million on short-tail business, including property, marine, A&H, and personal lines across multiple geographical regions, and within both retail and wholesale operations, principally as a result of lower than expected loss emergence, mostly on accident years 2009 and 2010.

Insurance – Overseas General experienced net favorable prior period development of $290 million in 2011, which was the net result of several underlying favorable and adverse movements, driven by the following principal changes:

- Net favorable development of $154 million on long-tail business, including:
    - Favorable development of $337 million in casualty (primary and excess) and financial lines for accident years 2007 and prior. We recognized the impact of favorable loss emergence since the prior study and assigned increased weight to experience-based methods; and
    - Adverse development of $183 million in casualty (primary and excess) and financial lines for accident years 2008 through 2010 in response to claims emergence in 2011. First, the impact of notified large claims and a high level review of potential ultimate exposure from large claims across these lines led to a $140 million increase across these accident years. Second, the completion of a claims review related to the exposure from financial fraud and subprime claims led to another increase of $20 million. Finally, reserves were strengthened by $20 million in response to increasing frequency and severity trends within European primary casualty.
- Net favorable development of $136 million on short-tail business, including property, marine, A&H, and energy lines across multiple geographical regions, and within both retail and wholesale operations, principally as a result of lower than expected loss emergence, principally on accident years 2008 and 2009.

Insurance – Overseas General experienced net favorable prior period development of $290 million in 2010, representing 4.3 percent of the segment's beginning of period net unpaid loss and loss expense reserves.

Global Reinsurance

Global Reinsurance experienced net favorable prior period development of $61 million in 2012, which was the net result of several underlying favorable and adverse movements, driven by the following principal changes:

- Net favorable development of $32 million on long-tail business, including:
    - Favorable prior period development of $54 million principally in treaty years 2008 and prior in casualty and medical malpractice lines. The lower loss estimates arose from a combination of favorable paid and incurred loss trends and increased weighting to experience-based methods;
    - Net adverse development of $18 million on non-medical professional liability, composed of favorable development of $16 million on treaty years 2005 and prior, offset by adverse development of $34 million on treaty years 2006 through 2011, driven by adverse reported losses relative to expected; and
    - Adverse development of $4 million across a number of lines and treaty years, none of which was significant individually or in the aggregate.

- Net favorable development of $29 million on short-tail business, principally in treaty years 2010 and prior across property lines (including property catastrophe), trade credit, marine, and surety principally as a result of lower than expected loss emergence.

Global Reinsurance experienced net favorable prior period development of $71 million in 2011, which was the net result of several underlying favorable and adverse movements, driven by the following principal changes:

- Net favorable development of $58 million on long-tail business, including net favorable prior period development of $79 million principally in treaty years 2007 and prior across a number of portfolios (professional liability, D&O, casualty, and medical malpractice). The lower loss estimates arose from a combination of favorable paid and incurred loss trends and increased weighting to experience-based methods; and
- Net favorable development of $13 million on short-tail business, including net favorable prior period development of $34 million principally in treaty years 2009 and prior across property lines, including property catastrophe, trade credit and surety principally as a result of lower than expected loss emergence.

Global Reinsurance experienced net favorable prior period development of $106 million in 2010, representing 4.7 percent of the segment's beginning of period net unpaid loss and loss expense reserves.

Segment Operating Results – Years Ended December 31, 2012, 2011, and 2010

The discussions that follow include tables that show our segment operating results for the years ended December 31, 2012, 2011, and 2010.

We operate through the following business segments: Insurance – North American, Insurance – Overseas General, Global Reinsurance, and Life. For additional information on each of our segments refer to "Segment Information" under Item 1.

Insurance – North American

The Insurance – North American segment comprises our operations in the U.S., Canada, and Bermuda. This segment includes our retail divisions ACE USA (including ACE Canada), ACE Commercial Risk Services, and ACE Private Risk Services; our wholesale and specialty divisions ACE Westchester, ACE Agriculture, and ACE Bermuda; and various run-off operations, including Brandywine Holdings Corporation (Brandywine).

				% Change	
(in millions of U.S. dollars, except for percentages)	**2012**	2011	2010	2012 vs. 2011	2011 vs. 2010
Net premiums written	**$ 7,208**	$ 6,851	$ 5,797	5.2 %	18.2 %
Net premiums earned	**7,019**	6,911	5,651	1.6 %	22.3 %
Losses and loss expenses	**5,626**	5,276	3,918	6.6 %	34.7 %
Policy acquisition costs	**586**	612	626	(4.2)%	(2.2)%
Administrative expenses	**601**	592	561	1.5 %	5.5 %
Underwriting income	**206**	431	546	(52.2)%	(21.1)%
Net investment income	**1,091**	1,170	1,138	(6.8)%	2.8 %
Net realized gains (losses)	**42**	34	417	23.5 %	(91.8)%
Interest expense	**12**	15	9	(20.0)%	66.7 %
Other (income) expense	**(9)**	5	(22)	NM	NM
Income tax expense	**200**	395	435	(49.4)%	(9.2)%
Net income	**$ 1,136**	$ 1,220	$ 1,679	(6.9)%	(27.3)%
Loss and loss expense ratio	**80.2%**	76.3%	69.3%		
Policy acquisition cost ratio	**8.3%**	8.9%	11.1%		
Administrative expense ratio	**8.6%**	8.6%	9.9%		
Combined ratio	**97.1%**	93.8%	90.3%		

Net premiums written increased in 2012 in our retail division reflecting rate increases in most lines, strong renewal retention, and new business. Growth in our retail division was due to higher production from a broad array of products including our primary casualty and risk management businesses, property, A&H, a range of specialty casualty products, and professional risk lines of business. In addition, we continued to generate higher personal lines production including higher premiums in the homeowners and automobile business offered through ACE Private Risk Services. Growth in our retail division was partially offset by lower premiums in certain casualty and program business from adherence to our underwriting standards; in particular, we continued our planned reduction in our U.S. general market workers' compensation business. Net premiums written in our wholesale and specialty division decreased in 2012 due to lower crop-hail production. However, we experienced growth in many excess and surplus property, casualty, and professional lines where we benefited from rate increases, strong renewal retention, and new business. In addition, we also experienced growth in farm and agricultural property from the November 2011 acquisition of Penn Millers.

Net premiums written increased in 2011 reflecting significantly higher premiums in our wholesale and specialty division specifically in agriculture due to the acquisition of Rain and Hail in December 2010. This increase was partially offset by lower wholesale casualty production due to competitive market conditions and our adherence to underwriting standards. Our retail division reported less net premiums written in 2011 due to lower production in many of our retail property and casualty lines reflecting competitive market conditions and our adherence to underwriting standards. In addition, our retail division wrote less assumed LPT business in 2011. These decreases were partially offset by growth in targeted classes, including A&H and certain property and professional lines, and growth in personal lines business primarily in our homeowners and automobile business, as well as other specialty offerings.

Net premiums earned increased in 2012 due to growth in our retail division from higher premiums earned in our property, risk management, specialty casualty, professional, and A&H lines of business along with growth in our personal lines business from continued expansion of the ACE Private Risk Services product offerings. Growth in net premiums earned for our retail division was partially offset by lower premiums in certain casualty and program business; in particular, we continued our planned reduction in our U.S. general market workers' compensation business. Our wholesale and specialty division generated lower net premiums earned in 2012 primarily in agriculture due to lower crop-hail business that more than offset the growth in net premiums earned from the acquisition of Penn Millers in November 2011 and the increased premiums in our wholesale property, inland marine, and environmental lines of business.

Net premiums earned increased in 2011 primarily attributable to higher wholesale and specialty premiums in agriculture due to the acquisition of Rain and Hail in December 2010. Our retail businesses generated lower net premiums earned mainly in the property and casualty risk lines of business reflecting lower writings in these lines due to adherence to underwriting standards and less premiums associated with assumed LPT business in 2011. These decreases were partially offset by growth in certain lines of business within our professional risk, A&H and program operations. Net premiums earned for the personal lines business increased in 2011 due to continued expansion of the ACE Private Risk Services product offerings.

The following tables present a line of business breakdown of Insurance – North American's net premiums earned for the periods indicated:

(in millions of U.S. dollars, except for percentages)	**2012**	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Property and all other	**$ 1,370**	$ 1,232	$ 1,180	11.2 %	4.4 %
Agriculture	**1,872**	1,942	398	(3.6)%	387.9 %
Casualty	**3,406**	3,380	3,777	0.8 %	(10.5)%
Personal accident (A&H)	**371**	357	296	3.9 %	20.6 %
Net premiums earned	**$ 7,019**	$ 6,911	$ 5,651	1.6 %	22.3 %

	2012 % of Total	2011 % of Total	2010 % of Total
Property and all other	**20%**	18%	21%
Agriculture	**27%**	28%	7%
Casualty	**48%**	49%	67%
Personal accident (A&H)	**5%**	5%	5%
Net premiums earned	**100%**	100%	100%

The following table presents the impact of catastrophe losses and related reinstatement premiums, prior period reserve development, and large assumed LPTs on our loss and loss expense ratio for the periods indicated:

	2012	2011	2010
Loss and loss expense ratio, as reported	**80.2 %**	76.3 %	69.3 %
Catastrophe losses and related reinstatement premiums	**(6.4)%**	(5.1)%	(2.6)%
Prior period development	**2.8 %**	2.9 %	2.7 %
Large assumed loss portfolio transfers	**—**	—	(0.5)%
Loss and loss expense ratio, adjusted	**76.6 %**	74.1 %	68.9 %

Net pre-tax catastrophe losses, excluding reinstatement premiums, were $441 million in 2012, compared with $347 million in 2011 and $143 million in 2010. Catastrophe losses in 2012 were primarily from Superstorm Sandy, Hurricane Isaac, and other severe weather-related events in the U.S. and Canada. Catastrophe losses in 2011 were from severe weather-related events in the U.S., including Hurricane Irene and flooding, as well as exposure from the Japan earthquake and the flooding in Thailand. Catastrophe losses in 2010 were primarily from severe weather-related events in the U.S. and earthquakes in Haiti and Chile. Net favorable prior period development was $192 million in 2012, compared with $195 million in 2011 and $107 million in 2010. Refer to "Prior Period Development" for additional information.

The adjusted loss and loss expense ratio increased in 2012 primarily due to an increase in the current accident year loss ratio from the impact of the U.S. drought on our agriculture business, partially offset by a reduction in the current accident year loss ratio for several of our property, casualty and professional lines where execution of detailed portfolio management plans has resulted in improved loss ratio performance. The adjusted loss and loss expense ratio increased in 2011 primarily due to the increase in agriculture from the acquisition of Rain and Hail in December 2010, partially offset by lower assumed loss portfolio business, both of which are written at a higher loss ratio than our other types of business.

The policy acquisition cost ratio decreased in 2012 primarily due to lower profit sharing commission expenses in our agriculture business reflecting high losses in the crop insurance business. This decrease was partially offset by growth in certain businesses, including personal lines and A&H that carry a higher acquisition rate than our other businesses, and increased spending for strategic initiatives to support future growth opportunities. The policy acquisition cost ratio decreased in 2011 primarily reflecting a shift in mix of business towards lower acquisition cost lines of business, primarily agriculture. Partially offsetting the growth in the low expense ratio business was targeted growth in several higher acquisition ratio lines of business, including personal and professional lines, as well as commercial risk program business.

The administrative expense ratio was flat in 2012 as the increase in premiums earned outpaced the growth in expenses, primarily in our large risk management business. We increased spending to support growth, primarily in our retail businesses, including ACE Private Risk Services. The administrative expense ratio decreased in 2011 primarily due to the growth of low expense ratio business generated by agriculture, partially offset by lower net results generated by our third party claims administration business.

Insurance – Overseas General

The Insurance – Overseas General segment comprises ACE International, our retail commercial P&C, A&H, and personal lines businesses serving territories outside the U.S., Bermuda, and Canada; the international portion of Combined Insurance; and the wholesale insurance business of AGM, our London-based international and specialty excess and surplus lines business that includes Lloyd's of London (Lloyd's) Syndicate 2488 (Syndicate 2488). The reinsurance operation of AGM is included in the Global Reinsurance segment.

				% Change	
(in millions of U.S dollars, except for percentages)	**2012**	2011	2010	2012 vs. 2011	2011 vs. 2010
Net premiums written	**$ 5,863**	$ 5,629	$ 5,189	4.2 %	8.5 %
Net premiums earned	**5,740**	5,614	5,153	2.2 %	9.0 %
Losses and loss expenses	**2,862**	3,029	2,615	(5.5)%	15.8 %
Policy acquisition costs	**1,353**	1,335	1,209	1.3 %	10.4 %
Administrative expenses	**935**	939	837	(0.4)%	12.2 %
Underwriting income	**590**	311	492	89.7 %	(36.8)%
Net investment income	**521**	546	473	(4.6)%	15.4 %
Net realized gains (losses)	**103**	33	123	212.1 %	(73.2)%
Interest expense	**5**	5	1	—	NM
Other (income) expense	**3**	—	(13)	NM	NM
Income tax expense	**133**	164	171	(18.9)%	(4.1)%
Net income	**$ 1,073**	$ 721	$ 929	48.8 %	(22.4)%
Loss and loss expense ratio	**49.8%**	54.0%	50.8%		
Policy acquisition cost ratio	**23.6%**	23.8%	23.5%		
Administrative expense ratio	**16.3%**	16.7%	16.2%		
Combined ratio	**89.7%**	94.5%	90.5%		

Insurance – Overseas General conducts business internationally and in most major foreign currencies.

The following table presents by major product line the approximate effect of changes in foreign currency exchange rates on the growth of net premiums written and earned for the periods indicated:

			2012	2011	2010
	P&C	A&H	Total	Total	Total
Net premiums written:					
Growth in original currency	9.6 %	4.5 %	7.7 %	4.1%	0.4 %
Foreign exchange effect	(3.5)%	(3.6)%	(3.5)%	4.4%	2.5 %
Growth as reported in U.S. dollars	6.1 %	0.9 %	4.2 %	8.5%	2.9 %
Net premiums earned:					
Growth in original currency	7.3 %	3.9 %	6.0 %	3.9%	(0.1)%
Foreign exchange effect	(3.8)%	(3.7)%	(3.8)%	5.1%	2.2 %
Growth as reported in U.S. dollars	3.5 %	0.2 %	2.2 %	9.0%	2.1 %

Net premiums written increased in 2012 from growth in our retail operations in all of our major product lines - P&C, A&H and personal lines. Growth in our P&C and A&H lines was primarily driven by strong results in both Latin America and Asia, but were adversely impacted by Combined Insurance's European business. In addition, P&C growth benefited from the impact of reinstatement premiums expensed in 2011. New business opportunities in Latin America, Asia, and Europe drove the growth in personal lines. Growth in net premiums written for 2012 was adversely impacted by foreign exchange.

For 2011, net premiums written increased primarily due to growth in our retail operations, mainly Latin America and Asia, as well as the acquisition of Jerneh Insurance Berhad. This result was partly offset by the impact of reinstatement premiums expensed in connection with the first quarter 2011 catastrophe activity. Growth in net premiums written for 2011 was favorably impacted by foreign exchange.

Net premiums earned increased in 2012 driven by strong performances in our retail operations in Latin America and Asia, as well as the favorable impact of reinstatement premiums expensed in 2011. This result was partially offset by the unfavorable impact of foreign exchange. For 2011, net premiums earned increased, primarily due to growth in the international retail operations and the favorable impact of foreign exchange. These results were partially offset by the impact of reinstatement premiums expensed in connection with first quarter 2011 catastrophe activity and declines in our London wholesale business due to pricing.

The following tables present a line of business breakdown of Insurance – Overseas General's net premiums earned for the periods indicated:

(in millions of U.S. dollars, except for percentages)	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Line of Business					
Property and all other	**$ 2,236**	$ 2,080	$ 1,800	7.5 %	15.6 %
Casualty	**1,379**	1,415	1,424	(2.5)%	(0.6)%
Personal accident (A&H)	**2,125**	2,119	1,929	0.3 %	9.8 %
Net premiums earned	**$ 5,740**	$ 5,614	$ 5,153	2.2 %	9.0 %

	2012 % of Total	2011 % of Total	2010 % of Total
Line of Business			
Property and all other	**39%**	37%	35%
Casualty	**24%**	25%	28%
Personal accident (A&H)	**37%**	38%	37%
Net premiums earned	**100%**	100%	100%

The following table presents the impact of catastrophe losses and related reinstatement premiums and prior period reserve development on our loss and loss expense ratio for the periods indicated:

	2012	2011	2010
Loss and loss expense ratio, as reported	**49.8 %**	54.0 %	50.8 %
Catastrophe losses and related reinstatement premiums	**(1.4)%**	(6.3)%	(2.9)%
Prior period development	**4.0 %**	5.2 %	5.6 %
Loss and loss expense ratio, adjusted	**52.4 %**	52.9 %	53.5 %

Net pre-tax catastrophe losses, excluding reinstatement premiums, were $76 million in 2012, compared with $329 million in 2011 and $132 million in 2010. Catastrophe losses in 2012 were primarily from Superstorm Sandy, Hurricane Isaac, and flooding in the U.K. Catastrophe losses in 2011 included flooding in Thailand, earthquakes in New Zealand and Japan, and storms in the U.S. and Australia. Catastrophe losses in 2010 were primarily related to earthquakes in Chile and Mexico, and storms in Australia and Europe. Net favorable prior period development was $226 million in 2012, compared with $290 million in both 2011 and 2010. Refer to "Prior Period Development" for additional information.

The adjusted loss ratio decreased in 2012 primarily due to the reduction of current accident year losses across several lines of business in several regions. The adjusted loss ratio decreased in 2011 due to a change in the mix of business towards lower loss ratio products and favorable loss trends.

The policy acquisition cost ratio decreased in 2012 due to lower A&H costs, a favorable change in the mix of business, and the favorable impact of reinstatement premiums expensed in 2011. The policy acquisition cost ratio increased in 2011 primarily due to the impact of reinstatement premiums expensed during the year and changes in the mix of business.

The administrative expense ratio decreased in 2012 primarily due to lower regulatory costs for Combined in the U.K. and Ireland and the favorable impact of reinstatement premiums expensed in 2011. The administrative expense ratio increased in 2011 primarily due to the impact of reinstatement premiums expensed and regulatory costs for Combined in the U.K. and Ireland.

Global Reinsurance

The Global Reinsurance segment represents our reinsurance operations comprising ACE Tempest Re Bermuda, ACE Tempest Re USA, ACE Tempest Re International, and ACE Tempest Re Canada. Global Reinsurance markets its reinsurance products worldwide under the ACE Tempest Re brand name and provides a broad range of coverage to a diverse array of primary P&C companies.

(in millions of U.S. dollars, except for percentages)	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Net premiums written	**$ 1,025**	$ 979	$ 1,075	4.7 %	(8.9)%
Net premiums earned	**1,002**	1,003	1,071	—	(6.3)%
Losses and loss expenses	**553**	621	518	(11.0)%	19.9 %
Policy acquisition costs	**172**	185	204	(7.0)%	(9.3)%
Administrative expenses	**51**	52	55	(1.9)%	(5.5)%
Underwriting income	**226**	145	294	55.9 %	(50.7)%
Net investment income	**290**	287	288	1.0 %	(0.3)%
Net realized gains (losses)	**6**	(50)	93	NM	NM
Interest expense	**4**	2	—	100.0 %	NM
Other (income) expense	**(15)**	(1)	(23)	NM	(95.7)%
Income tax expense	**15**	30	42	(50.0)%	(28.6)%
Net income	**$ 518**	$ 351	$ 656	47.6 %	(46.5)%
Loss and loss expense ratio	**55.2%**	62.0%	48.4%		
Policy acquisition cost ratio	**17.1%**	18.4%	19.0%		
Administrative expense ratio	**5.2%**	5.2%	5.1%		
Combined ratio	**77.5%**	85.6%	72.5%		

Net premiums written increased in 2012 due to new U.S. property treaties written in the year, improved pricing conditions in our property catastrophe business, growth in our U.S. automobile business, partially offset by lower production in the first quarter of 2012 from competitive market conditions, adherence to underwriting standards, and an LPT treaty written in the prior year. Net premiums written decreased in 2011 primarily due to competitive market conditions and lower exposures, partially offset by reductions in retrocessions.

Net premiums earned were flat in 2012 as a result of competitive market conditions. Net premiums earned decreased in 2011 primarily due to decreases in production and exposures during the year reflecting competitive market conditions, particularly in casualty and other long-tail lines.

The following tables present a line of business breakdown of Global Reinsurance's net premiums earned for the periods indicated:

(in millions of U.S. dollars, except for percentages)	**2012**	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Property and all other	**$ 194**	$ 177	$ 239	9.6 %	(25.9)%
Casualty	**507**	545	551	(7.0)%	(1.1)%
Property catastrophe	**301**	281	281	7.1 %	—
Net premiums earned	**$ 1,002**	$ 1,003	$ 1,071	—	(6.3)%

	2012 % of Total	2011 % of Total	2010 % of Total
Property and all other	**19%**	18%	22%
Casualty	**51%**	54%	51%
Property catastrophe	**30%**	28%	27%
Net premiums earned	**100%**	100%	100%

The following table presents the impact of catastrophe losses and related reinstatement premiums and prior period reserve development on our loss and loss expense ratio for the periods indicated:

	2012	2011	2010
Loss and loss expense ratio, as reported	**55.2 %**	62.0 %	48.4 %
Catastrophe losses and related reinstatement premiums	**(11.1)%**	(18.0)%	(8.4)%
Prior period development	**6.3 %**	7.7 %	10.0 %
Loss and loss expense ratio, adjusted	**50.4 %**	51.7 %	50.0 %

Net pre-tax catastrophe losses, excluding reinstatement premiums, were $116 million in 2012, compared with $183 million in 2011 and $91 million in 2010. Catastrophe losses in 2012 were primarily from Superstorm Sandy, Hurricane Isaac, and other North American weather-related events. Catastrophe losses in 2011 were primarily from earthquakes in Japan and New Zealand, and weather-related events in the U.S. Catastrophe losses in 2010 were primarily from storms in Australia and the earthquake in New Zealand. Net favorable prior period development was $61 million in 2012, compared with $71 million in 2011 and $106 million in 2010 (2012 and 2011 are net of $4 million and $13 million, respectively, of unfavorable premium adjustments to loss sensitive treaties). Refer to "Prior Period Development" for additional information.

The adjusted loss and loss expense ratio decreased in 2012 due to an increase in lower loss ratio property catastrophe business and from the favorable impact of an LPT treaty written in 2011, partially offset by the impact of the new medical malpractice LPT written in 2012 and unfavorable current accident year loss experience. The adjusted loss and loss expense ratio increased in 2011 due to a full year of earnings on a workers' compensation treaty and a medical malpractice LPT treaty, both with high loss ratios.

The policy acquisition cost ratio decreased in 2012 from the impact of a medical malpractice LPT treaty which did not generate acquisition costs, favorable profit commission accruals on the catastrophe retrocession contract, and net favorable adjustments on loss sensitive contract provisions. The policy acquisition cost ratio decreased in 2011 as a result of lower commissions in our U.S. operations, primarily due to additional earned premium from a significant workers' compensation treaty first written in mid-2010 and a medical malpractice LPT treaty, both of which did not generate acquisition costs, as well as the favorable impact of the change in the mix of business earned. These lower commissions were partially offset by reductions in catastrophe retrocession profit commissions.

The administrative expense ratio was flat in 2012. The administrative expense ratio was relatively flat in 2011 as lower administrative expenses were offset by a decrease in net premiums earned.

Life

The Life segment includes our international life operations (ACE Life), ACE Tempest Life Re (ACE Life Re), and the North American supplemental A&H and life business of Combined Insurance. We assess the performance of our life business based on life underwriting income, which includes Net investment income and (Gains) losses from fair value changes in separate account assets that do not qualify for separate account reporting under GAAP.

(in millions of U.S. dollars, except for percentages)	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Net premiums written	**$ 1,979**	$ 1,913	$ 1,647	3.4 %	16.2 %
Net premiums earned	**1,916**	1,859	1,629	3.1 %	14.1 %
Losses and loss expenses	**611**	593	528	3.0 %	12.3 %
Policy benefits	**521**	401	357	29.9 %	12.3 %
(Gains) losses from fair value changes in separate account assets[1]	**(29)**	36	—	NM	NM
Policy acquisition costs	**334**	339	306	(1.5)%	10.8 %
Administrative expenses	**328**	317	246	3.5 %	28.9 %
Net investment income	**251**	226	174	11.1 %	29.9 %
Life underwriting income	**402**	399	366	0.8 %	9.0 %
Net realized gains (losses)	**(72)**	(806)	(192)	(91.1)%	NM
Interest expense	**12**	11	3	9.1 %	NM
Other (income) expense[1]	**25**	26	26	(3.8)%	—
Income tax expense	**58**	50	59	16.0 %	(15.3)%
Net income (loss)	**$ 235**	$ (494)	$ 86	NM	NM

[1] (Gains) losses from fair value changes in separate account assets that do not qualify for separate account reporting under GAAP are reclassified from Other (income) expense for purposes of presenting Life underwriting income.

The following table presents a line of business breakdown of Life's net premiums written and deposits collected on universal life and investment contracts for the periods indicated:

(in millions of U.S. dollars, except for percentages)	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
A&H	**$ 1,011**	$ 996	$ 1,014	1.5 %	(1.8)%
Life insurance	**654**	573	275	14.1 %	108.4 %
Life reinsurance	**314**	344	358	(8.7)%	(3.9)%
Net premiums written (excludes deposits below)	**$ 1,979**	$ 1,913	$ 1,647	3.4 %	16.2 %
Deposits collected on universal life and investment contracts	**$ 611**	$ 503	$ 257	21.5 %	95.7 %

A&H net premiums written increased in 2012 due to a catch-up in premium registrations and growth in certain program business, partially offset by decreases in net premiums written due to the continuing effects on the economy resulting in lower new business and renewals. A&H net premiums written decreased in 2011 due to the effects of the economy resulting in lower new business. Life insurance net premiums written increased in 2012 and 2011 primarily due to growth in our Asian markets. Life reinsurance net premiums written decreased in 2012 and 2011 because there is no new life reinsurance business currently being written.

Deposits collected on universal life and investment contracts are properly not reflected as revenues in our consolidated statements of operations in accordance with GAAP. New life deposits are an important component of production and key to our efforts to grow our business. Although deposits do not significantly affect current period income from operations, they are an important indicator of future profitability. The increase in deposits collected in 2012 and 2011 is primarily due to growth in our Asian markets.

Net realized gains (losses), which are excluded from Life underwriting income, relate primarily to the change in the net fair value of reported GLB reinsurance liabilities and changes in the fair value of derivatives used to partially offset the risk in the variable annuity guarantee portfolio. During 2012, realized losses were associated with a decrease in the value of derivative instruments, which decrease in value when the S&P 500 index increases. These realized losses were substantially offset by realized gains resulting from a net decrease in the value of GLB liabilities; this decrease was primarily due to rising equity levels and a weakening yen, partially offset by an increased value of GLB liabilities due to falling interest rates and the unfavorable impact of discounting future claims for one less year. During 2011, realized losses were associated with an increased value of GLB liabilities due to falling interest rates, falling international equity markets, and the annual collection of premium. During 2010, realized losses were associated with an increase in the value of GLB liabilities due to falling interest rates and the annual collection of premium, partially offset by a decreased value of GLB liabilities due to rising equity levels and model enhancements. In addition, we experienced a decrease in the value of the derivative instruments, which decrease in value when the S&P 500 index increases.

Net Investment Income

	Years Ended December 31		
(in millions of U.S. dollars)	**2012**	2011	2010
Fixed maturities	**$ 2,134**	$ 2,196	$ 2,071
Short-term investments	**28**	43	34
Equity securities	**34**	36	26
Other	**104**	62	44
Gross investment income	**2,300**	2,337	2,175
Investment expenses	**(119)**	(95)	(105)
Net investment income	**$ 2,181**	$ 2,242	$ 2,070

Net investment income is influenced by a number of factors including the amounts and timing of inward and outward cash flows, the level of interest rates, and changes in overall asset allocation. Net investment income decreased 2.8 percent in 2012 compared with 2011 primarily due to lower reinvestment rates, higher investment expenses, and the negative impact of foreign exchange, partially offset by positive operating cash flows, higher private equity fund distributions, and the income benefit of an insurance contract classified as a deposit. Net investment income increased 8.3 percent in 2011 compared with 2010 resulting from a higher overall average invested asset base from acquisitions and higher private equity fund distributions, partially offset by lower yields on new investments.

The investment portfolio's average market yield on fixed maturities was 2.3 percent, 3.1 percent, and 3.6 percent at December 31, 2012, 2011, and 2010, respectively. Average market yield on fixed maturities represents the weighted average yield to maturity of our fixed income portfolio based on the market prices of the holdings at that date.

The 1.2 percent yield on short-term investments reflects the global nature of our insurance operations. For example, yields on short-term investments in Malaysia, Korea, and Ecuador range from 3.0 percent to 4.4 percent.

The yield on our equity securities portfolio is high relative to the yield on the S&P 500 Index because of dividends on preferred equity securities and because we classify our strategic emerging debt portfolio, which is a mutual fund, as equity. The preferred equity securities and strategic emerging debt portfolio represent approximately 70 percent of our equity securities portfolio.

The following table shows the return on average invested assets:

	Years Ended December 31		
(in millions of U.S. dollars, except for percentages)	**2012**	2011	2010
Average invested assets	**$ 55,665**	$ 52,093	$ 48,044
Net investment income	**$ 2,181**	$ 2,242	$ 2,070
Return on average invested assets	**3.9%**	4.3%	4.3%

Net Realized and Unrealized Gains (Losses)

We take a long-term view with our investment strategy, and our investment managers manage our investment portfolio to maximize total return within certain specific guidelines designed to minimize risk. The majority of our investment portfolio is available for sale and reported at fair value. Our held to maturity investment portfolio is reported at amortized cost.

The effect of market movements on our available for sale investment portfolio impacts net income (through net realized gains (losses)) when securities are sold or when we record an Other-than-temporary impairment (OTTI) charge in net income. For a discussion related to how we assess OTTI for all of our investments, including credit-related OTTI, and the related impact on net income, refer to Note 3 d) to the Consolidated Financial Statements. Additionally, net income is impacted through the reporting of changes in the fair value of derivatives, including financial futures, options, swaps, and GLB reinsurance. Changes in unrealized appreciation and depreciation on available for sale securities, which result from the revaluation of securities held, are reported as a separate component of Accumulated other comprehensive income in shareholders' equity in the consolidated balance sheets.

The following tables present our pre-tax net realized and unrealized gains (losses) as well as a breakdown of our OTTI and other net realized gains (losses) on investments for the periods indicated:

	Year Ended December 31, 2012			Year Ended December 31, 2011		
(in millions of U.S. dollars)	**Net Realized Gains (Losses)**	**Net Unrealized Gains (Losses)**	**Net Impact**	Net Realized Gains (Losses)	Net Unrealized Gains (Losses)	Net Impact
Fixed maturities	**$ 230**	**$ 1,005**	**$ 1,235**	$ 164	$ 480	$ 644
Fixed income derivatives	**(6)**	**—**	**(6)**	(143)	—	(143)
Total fixed maturities	**224**	**1,005**	**1,229**	21	480	501
Public equity	**4**	**61**	**65**	9	(47)	(38)
Private equity	**(7)**	**49**	**42**	(3)	22	19
Other	**3**	**5**	**8**	(22)	(7)	(29)
Subtotal	**224**	**1,120**	**1,344**	5	448	453
Derivatives						
Fair value adjustment on insurance derivatives	**171**	**—**	**171**	(779)	—	(779)
S&P put option and futures	**(297)**	**—**	**(297)**	(4)	—	(4)
Fair value adjustment on other derivatives	**(4)**	**—**	**(4)**	(4)	—	(4)
Subtotal derivatives	**(130)**	**—**	**(130)**	(787)	—	(787)
Foreign exchange losses	**(16)**	**—**	**(16)**	(13)	—	(13)
Total gains (losses)	**$ 78**	**$ 1,120**	**$ 1,198**	$ (795)	$ 448	$ (347)

	Year Ended December 31, 2012			Year Ended December 31, 2011		
(in millions of U.S. dollars)	**OTTI**	**Other Net Realized Gains (Losses)**	**Net Realized Gains (Losses)**	OTTI	Other Net Realized Gains (Losses)	Net Realized Gains (Losses)
Fixed maturities	**$ (25)**	**$ 255**	**$ 230**	$ (46)	$ 210	$ 164
Public equity	**(5)**	**9**	**4**	(1)	10	9
Private equity	**(7)**	**—**	**(7)**	(3)	—	(3)
Other	**—**	**3**	**3**	—	(22)	(22)
Total	**$ (37)**	**$ 267**	**$ 230**	$ (50)	$ 198	$ 148

Our net realized gains (losses) for the year ended December 31, 2012, included write-downs of $37 million as a result of an other-than-temporary decline in fair value of certain securities. This compares with write-downs of $50 million in 2011.

At December 31, 2012, our investment portfolios held by U.S. legal entities included approximately $32 million of gross unrealized losses on fixed income investments. Our tax planning strategy related to these losses is based on our view that we will hold these fixed income investments until they recover their cost. As such, we have recognized a deferred tax asset of approximately $11 million related to these fixed income investments. This strategy allows us to recognize the associated deferred tax asset related to these fixed income investments as we do not believe these losses will ever be realized.

We engage in a securities lending program which involves lending investments to other institutions for short periods of time. ACE invests the collateral received in securities of high credit quality and liquidity, with the objective of maintaining a stable principal balance. Certain investments purchased with the securities lending collateral declined in value resulting in an unrealized loss of $4 million at December 31, 2012. The unrealized loss is attributable to fluctuations in market values of the underlying performing debt instruments held by the respective mutual funds, rather than default of a debt issuer. It is our view that the decline in value is temporary.

Other (Income) and Expense Items

	Years Ended December 31		
(in millions of U. S. dollars)	**2012**	2011	2010
Equity in net (income) loss of partially-owned entities	**$ (80)**	$ (32)	$ (75)
Amortization of intangible assets	**51**	29	9
(Gains) losses from fair value changes in separate account assets	**(29)**	36	—
Federal excise and capital taxes	**22**	20	19
Acquisition-related costs	**11**	5	14
Other	**19**	23	23
Other (income) expense	**$ (6)**	$ 81	$ (10)

Other (income) expense includes (Gains) losses from fair value changes in separate account assets that do not qualify for separate account reporting under GAAP. The offsetting movement in the separate account liabilities is included in Policy benefits in the consolidated statements of operations. Equity in net (income) loss of partially-owned entities includes our share of net (income) loss related to investment funds, limited partnerships, partially-owned investment companies, and partially-owned insurance companies. Certain federal excise and capital taxes incurred as a result of capital management initiatives are included in Other (income) expense in the consolidated statements of operations. As these are considered capital transactions, they are excluded from underwriting results.

Investments

Our investment portfolio is invested primarily in publicly traded, investment grade fixed income securities with an average credit quality of A/Aa as rated by the independent investment rating services Standard and Poor's (S&P)/ Moody's Investors Service (Moody's). The portfolio is externally managed by independent, professional investment managers and is broadly diversified across geographies, sectors, and issuers. Other investments principally comprise direct investments, investment funds, and limited partnerships. We hold no collateralized debt obligations or collateralized loan obligations in our investment portfolio and we provide no credit default protection. We have long-standing global credit limits for our entire portfolio across the organization. Exposures are aggregated, monitored, and actively managed by our Global Credit Committee, comprising senior executives, including our Chief Financial Officer, our Chief Risk Officer, our Chief Investment Officer, and our Treasurer. We also have well-established, strict contractual investment rules requiring managers to maintain highly diversified exposures to individual issuers and closely monitor investment manager compliance with portfolio guidelines.

The average duration of our fixed income securities, including the effect of options and swaps, was 3.9 years at December 31, 2012 and 3.7 years at December 31, 2011. We estimate that a 100 basis point (bps) increase in interest rates would reduce the valuation of our fixed income portfolio by approximately $2.2 billion at December 31, 2012.

The following table shows the fair value and cost/amortized cost of our invested assets:

(in millions of U.S. dollars)	December 31, 2012 Fair Value	December 31, 2012 Cost/ Amortized Cost	December 31, 2011 Fair Value	December 31, 2011 Cost/ Amortized Cost
Fixed maturities available for sale	**$ 47,306**	**$ 44,666**	$ 41,967	$ 40,450
Fixed maturities held to maturity	**7,633**	**7,270**	8,605	8,447
Short-term investments	**2,228**	**2,228**	2,301	2,301
	57,167	**54,164**	52,873	51,198
Equity securities	**744**	**707**	647	671
Other investments	**2,716**	**2,465**	2,314	2,112
Total investments	**$ 60,627**	**$ 57,336**	$ 55,834	$ 53,981

The fair value of our total investments increased $4.8 billion during the year ended December 31, 2012, primarily due to the investing of operating cash flows and unrealized appreciation.

The following tables show the market value of our fixed maturities and short-term investments at December 31, 2012 and 2011. The first table lists investments according to type and the second according to S&P credit rating:

(in millions of U.S. dollars, except for percentages)	December 31, 2012 Market Value	December 31, 2012 Percentage of Total	December 31, 2011 Market Value	December 31, 2011 Percentage of Total
Treasury	**$ 2,794**	**5%**	$ 2,361	5%
Agency	**2,024**	**4%**	1,725	3%
Corporate and asset-backed securities	**18,983**	**33%**	17,030	32%
Mortgage-backed securities	**12,589**	**22%**	13,237	25%
Municipal	**3,872**	**7%**	2,888	6%
Non-U.S.	**14,677**	**25%**	13,331	25%
Short-term investments	**2,228**	**4%**	2,301	4%
Total	**$ 57,167**	**100%**	$ 52,873	100%
AAA	**$ 9,285**	**16%**	$ 9,284	18%
AA	**22,014**	**39%**	20,562	39%
A	**10,760**	**19%**	10,106	19%
BBB	**6,591**	**12%**	6,152	12%
BB	**4,146**	**7%**	3,755	7%
B	**3,846**	**6%**	2,428	4%
Other	**525**	**1%**	586	1%
Total	**$ 57,167**	**100%**	$ 52,873	100%

As part of our overall investment strategy, we may invest in states, municipalities, and other political subdivisions fixed maturity securities (Municipal). We apply the same investment selection process described previously to our Municipal investments. The portfolio is highly diversified primarily in state general obligation bonds and essential service revenue bonds including education and utilities (water, power, and sewers). As of December 31, 2012, the state of California, including political subdivisions and other municipal issuers within the state, represented approximately 16 percent of our Municipal investments. A majority of the single state exposure represents special revenue bonds. Over 70 percent of our Municipal investments carry an S&P rating of AA- or better and none carry fair values that reflect a significantly different risk compared to those ratings. These Municipal investments are split 42 percent and 58 percent between general obligation and special revenue bonds, respectively.

Our exposure to the Euro results primarily from ACE European Group which is headquartered in London and offers a broad range of coverages throughout the European Union, Central, and Eastern Europe. ACE primarily invests in Euro denominated investments to support its local currency insurance obligations and required capital levels. ACE's local currency investment portfolios have strict contractual investment guidelines requiring managers to maintain a high quality and diversified portfolio to both sector and individual issuers. Investment portfolios are monitored daily to ensure investment manager compliance with portfolio guidelines.

Our non-U.S. investment grade fixed income portfolios are currency-matched with the insurance liabilities of our non-U.S. operations. We have 76 percent of our non-U.S. fixed income portfolio denominated in G7 currencies. The average credit quality of our non-U.S. fixed income securities is A and 54 percent of our holdings are rated AAA or guaranteed by governments or quasi-government agencies. Within the context of these investment portfolios, our government and corporate bond holdings are highly diversified across industries and geographies. Issuer limits are based on credit rating (AA—two percent, A—one percent, BBB—0.5 percent of the total portfolio) and are monitored daily via an internal compliance system. Because of this investment approach we do not have a direct exposure to troubled sovereign borrowers in Europe. We manage our indirect exposure using the same credit rating based investment approach. Accordingly, we do not believe our indirect exposure is material.

The table below summarizes the market value and amortized cost of our non-U.S. fixed income portfolio by country/sovereign for non-U.S. government securities at December 31, 2012:

(in millions of U.S. dollars)	Market Value	Amortized Cost
United Kingdom	$ 1,068	$ 1,041
Canada	948	921
Republic of Korea	587	535
Germany	397	389
Japan	367	366
France	307	295
Province of Ontario	231	220
Federative Republic of Brazil	229	222
Kingdom of Thailand	220	217
Province of Quebec	171	161
Commonwealth of Australia	161	148
State of Queensland	149	139
Federation of Malaysia	132	132
Swiss Confederation	120	113
People's Republic of China	119	116
United Mexican States	110	102
State of New South Wales	87	82
Taiwan	80	78
Socialist Republic of Vietnam	63	61
Russian Federation	55	53
State of Victoria	54	50
Republic of Indonesia	53	50
Republic of Colombia	47	45
Arab Republic of Egypt	43	41
Dominion of New Zealand	42	41
Other Non-U.S. Government[1]	726	688
Non-U.S. Government Securities	6,566	6,306
Eurozone Non-U.S. Corporate (excluding United Kingdom)[2]	2,356	2,219
Other Non-U.S. Corporate	5,755	5,403
Total	$ 14,677	$ 13,928

[1] There are no investments in Portugal, Ireland, Italy, Greece or Spain. Our gross and net Eurozone Non-U.S. Government securities exposure is the same.

[2] Refer to the following table for further detail on Eurozone Non-U.S. Corporate securities. Our gross and net Eurozone Non-U.S. Corporate securities exposure is the same.

The table below summarizes the market value and amortized cost of our Eurozone fixed income portfolio (excluding United Kingdom) by industry at December 31, 2012:

	Market Value by Industry					Amortized Cost
(in millions of U.S. dollars)	Bank	Financial	Industrial	Utility	Total	
Netherlands	$ 183	$ 156	$ 343	$ 145	$ 827	$ 772
France	115	36	150	159	460	437
Luxembourg	10	5	225	100	340	320
Germany	227	1	65	8	301	287
Euro Supranational	200	—	—	—	200	191
Ireland	12	2	96	15	125	115
Finland	26	—	10	3	39	37
Belgium	3	—	31	—	34	31
Austria	19	—	3	1	23	22
Spain	6	—	—	—	6	6
Portugal	—	—	1	—	1	1
Eurozone Non-U.S. Corporate Securities	$ 801	$ 200	$ 924	$ 431	$ 2,356	$ 2,219

The table below summarizes the market value and amortized cost of the top 10 Eurozone bank exposures within our Eurozone fixed income portfolio (excluding United Kingdom) at December 31, 2012:

(in millions of U.S. dollars)	Market Value	Amortized Cost
European Investment Bank	$ 167	$ 160
KFW	146	139
Rabobank Nederland NV	112	102
Bank Nederlandse Gemeenten	35	34
Credit Agricole Groupe	33	32
BNP Paribas SA	31	29
Erste Abwicklungsanstalt	24	23
Groupe BPCE	23	22
Nordea Bank AB	23	22
Societe Generale SA	20	19

The table below summarizes the market value and amortized cost of the top 10 Eurozone corporate exposures within our Eurozone fixed income portfolio (excluding United Kingdom) at December 31, 2012:

(in millions of U.S. dollars)	Market Value	Amortized Cost
ING Groep NV	$ 94	$ 89
Electricite de France SA	92	87
Intelsat SA	82	78
Royal Dutch Shell PLC	75	71
Deutsche Telekom AG	72	64
LyondellBasell Industries NV	57	49
France Telecom SA	43	40
Gazprom OAO	40	36
General Electric Co	35	32
NIBC Holding NV	33	32

The table below summarizes our largest exposures to corporate bonds by market value at December 31, 2012:

(in millions of U.S. dollars)	Market Value
JP Morgan Chase & Co	$ 455
General Electric Co	438
Goldman Sachs Group Inc	366
Citigroup Inc	348
Bank of America Corp	310
Morgan Stanley	289
Verizon Communications Inc	267
Wells Fargo & Co	266
AT&T INC	217
HSBC Holdings Plc	215
Comcast Corp	166
Mondelez International Inc	165
Anheuser-Busch InBev NV	147
BP Plc	130
Time Warner Cable Inc	128
Duke Energy Corp	126
Royal Bank of Scotland Group Plc	125
Barclays Plc	124
Pfizer Inc	122
Philip Morris International Inc	116
Credit Suisse Group	115
Rabobank Nederland NV	112
American Express Co	111
UBS AG	109
Enterprise Products Partners LP	106

Mortgage-backed securities

Additional details on the mortgage-backed component of our investment portfolio at December 31, 2012, are provided below:

Mortgage-backed securities
Market Value

	S&P Credit Rating					
(in millions of U.S. dollars)	AAA	AA	A	BBB	BB and below	Total
Agency residential mortgage-backed (RMBS)	$ —	$ 10,637	$ —	$ —	$ —	$ 10,637
Non-agency RMBS	108	16	36	26	395	581
Commercial mortgage-backed	1,338	14	12	7	—	1,371
Total mortgage-backed securities	$ 1,446	$ 10,667	$ 48	$ 33	$ 395	$ 12,589

Mortgage-backed securities
Amortized Cost

	S&P Credit Rating					
(in millions of U.S. dollars)	AAA	AA	A	BBB	BB and below	Total
Agency RMBS	$ —	$ 10,188	$ —	$ —	$ —	$ 10,188
Non-agency RMBS	107	16	35	26	425	609
Commercial mortgage-backed	1,255	12	9	6	—	1,282
Total mortgage-backed securities	$ 1,362	$ 10,216	$ 44	$ 32	$ 425	$ 12,079

Our mortgage-backed securities are rated predominantly AA and comprise 22 percent of our fixed income portfolio. This compares with a 32 percent mortgage-backed weighting in representative indices of the U.S. fixed income market at December 31, 2012. The minimum rating for our initial purchases of mortgage-backed securities is AA for agency mortgages and AAA for non-agency mortgages.

Agency RMBS represent securities which have been issued by Federal agencies (Government National Mortgage Association, Federal National Mortgage Association, and Federal Home Loan Mortgage Corporation) with implied or explicit government guarantees. These represent 95 percent of our total RMBS portfolio. Our non-agency RMBS are backed primarily by prime collateral and are broadly diversified in over 42,000 loans. This portfolio's original loan-to-value ratio is approximately 67 percent with an average Fair Isaac Corporation (FICO) score of 732. With this conservative loan-to-value ratio and subordinated collateral of six percent, the cumulative 5-year foreclosure rate would have to rise to 17 percent before principal is significantly impaired. The foreclosure rate of our non-agency RMBS portfolio at December 31, 2012 was seven percent.

Our commercial mortgage-backed securities (CMBS) are rated predominantly AAA, broadly diversified with over 13,000 loans with 30 percent of the portfolio issued before 2006 and 50 percent issued after 2009. The average loan-to-value ratio is approximately 64 percent with a debt service coverage ratio in excess of 1.9 and weighted-average subordinated collateral of 30 percent. The cumulative foreclosure rate would have to rise to 43 percent before principal is impaired. The foreclosure rate of our CMBS portfolio at December 31, 2012 was 1.8 percent.

Below-investment grade corporate fixed income portfolio
Below-investment grade securities have different characteristics than investment grade corporate debt securities. Risk of loss from default by the borrower is greater with below-investment grade securities. Below-investment grade securities are generally unsecured and are often subordinated to other creditors of the issuer. Also, issuers of below-investment grade securities usually have higher levels of debt and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than are investment grade issuers. At December 31, 2012, our corporate fixed income investment portfolio included below-investment grade and non-rated securities which, in total, comprised approximately 14 percent of our fixed income portfolio. Our below-investment grade and non-rated portfolio includes over 1,000 issuers, with the greatest single exposure being $97 million.

We manage high-yield bonds as a distinct and separate asset class from investment grade bonds. The allocation to high-yield bonds is explicitly set by internal management and is targeted to securities in the upper tier of credit quality (BB/B). Our minimum rating for initial purchase is BB/B. Six external investment managers are responsible for high-yield security selection and portfolio construction. Our high-yield managers have a conservative approach to credit selection and very low historical default experience. Holdings are highly diversified across industries and subject to a 1.5 percent issuer limit as a percentage of high-yield allocation. We monitor position limits daily through an internal compliance system. Derivative and structured securities (e.g., credit default swaps and collateralized loan obligations) are not permitted in the high-yield portfolio.

Reinsurance recoverable on ceded reinsurance
The following table presents a composition of our reinsurance recoverable for the periods indicated:

(in millions of U.S. dollars)		**December 31 2012**		December 31 2011
Reinsurance recoverable on unpaid losses and loss expenses [1]	**$**	**11,399**	$	11,602
Reinsurance recoverable on paid losses and loss expenses [1]		**679**		787
Net reinsurance recoverable on losses and loss expenses	**$**	**12,078**	$	12,389
Reinsurance recoverable on policy benefits	**$**	**241**	$	249

[1] Net of a provision for uncollectible reinsurance.

We evaluate the financial condition of our reinsurers and potential reinsurers on a regular basis and also monitor concentrations of credit risk with reinsurers. The provision for uncollectible reinsurance is required principally due to the potential failure of reinsurers to indemnify us, primarily because of disputes under reinsurance contracts and insolvencies. The provision for uncollectible reinsurance is based on a default analysis applied to gross reinsurance recoverables, net of approximately of $2.5 billion and $2.8 billion of collateral at December 31, 2012 and 2011, respectively. The decrease in net reinsurance recoverable on losses and loss expenses was primarily due to collections relating to prior period catastrophe events and run-off operations and favorable prior period development, partially offset by increases in crop balances and Superstorm Sandy losses.

Asbestos and environmental (A&E) and other run-off liabilities
Included in ACE's liabilities for losses and loss expenses are amounts for A&E (A&E liabilities). The A&E liabilities principally relate to claims arising from bodily-injury claims related to asbestos products and remediation costs associated with hazardous waste sites. The estimation of ACE's A&E liabilities is particularly sensitive to future changes in the legal, social, and economic environment. ACE has not assumed any such future changes in setting the value of our A&E reserves, which include provisions for both reported and IBNR claims. Refer to Note 7 to the Consolidated Financial Statements, under Item 8, for additional information.

Reserving considerations
For asbestos, ACE faces claims relating to policies issued to manufacturers, distributors, installers, and other parties in the chain of commerce for asbestos and products containing asbestos. Claims can be filed by individual claimants or groups of claimants with the potential for hundreds of individual claimants at one time. Claimants will generally allege damages across an extended time period which may coincide with multiple policies for a single insured.

Environmental claims present exposure for remediation and defense costs associated with the contamination of property as a result of pollution. It is common, especially for larger defendants, to be named as a potentially responsible party at multiple sites.

The following table presents count information by account for asbestos and environmental claims for the periods indicated, for direct policies only:

	2012	2011 [1]
Asbestos (by causative agent)		
Open at beginning of year	1,196	1,160
Newly reported	65	69
Closed or otherwise disposed	203	33
Open at end of year	1,058	1,196
Environmental (by site)		
Open at beginning of year	3,733	3,639
Newly reported	131	147
Closed or otherwise disposed	474	53
Open at end of year	3,390	3,733

[1] 2011 Asbestos and environmental claims count have been adjusted to present claims in a manner consistent with balances disclosed at December 31, 2012.

Closed or otherwise disposed claims were significantly higher in 2012, compared with 2011, due to a review of pending cases prior to transferring claim handling responsibilities from a NICO subsidiary back to Century Indemnity Company. Refer to Note 7 to the Consolidated Financial Statements for additional information.

The following table shows our gross and net survival ratios for our A&E loss reserves and allocated loss adjustment expense (ALAE) reserves at December 31, 2012 and 2011:

	2012 Survival Ratios				2011 Survival Ratios [2]			
	3 Year		**1 Year**		3 Year		1 Year	
	Gross	**Net**	**Gross**	**Net**	Gross	Net	Gross	Net
Asbestos	5.2	4.5	4.2	3.1	6.2	6.7	6.7	5.9
Environmental	2.5	2.1	2.7	2.0	2.9	2.9	2.5	2.2
Total	4.7	3.9	3.9	2.8	5.6	5.6	5.7	4.7

[2] 2011 Survival Ratios have been adjusted to present claims in a manner consistent with balances disclosed at December 31, 2012.

The net ratios reflect third-party reinsurance other than the aggregate excess reinsurance provided under the NICO contracts. These survival ratios are calculated by dividing the asbestos or environmental loss and ALAE reserves by the average asbestos or environmental loss and ALAE payments for the three most recent calendar years (3 year survival ratio), and by asbestos or environmental loss and ALAE payments in 2012 (1 year survival ratio). The survival ratios provide only a very rough depiction of reserves and are significantly impacted by a number of factors such as aggressive settlement practices, variations in gross to ceded relationships within the asbestos or environmental claims, and levels of coverage provided. We, therefore, urge caution in using these very simplistic ratios to gauge reserve adequacy and note that the 1 year survival ratios, particularly, are likely to move considerably from year to year for the reasons just described.

The 1 year and 3 year net survival ratios decreased in 2012 primarily due to several large 2012 settlement payments.

Catastrophe management

We actively monitor our catastrophe risk accumulation around the world. The following modeled loss information reflects our in-force portfolio at October 1, 2012 and reinsurance program at January 1, 2013.

The table below presents our modeled annual aggregate pre-tax probable maximum loss (PML), net of reinsurance, for 100-year and 250-year return periods for U.S. hurricanes and California earthquakes at December 31, 2012 and 2011. The table also presents ACE's corresponding share of pre-tax industry losses for each of the return periods for U.S. hurricanes and California earthquakes at December 31, 2012 and 2011. For example, according to the model, for the 1-in-100 return period scenario, there is a one percent chance that our losses incurred in any year from U.S. hurricanes could be in excess of $1.7 billion (or six percent of our total shareholders' equity at December 31, 2012). We estimate that at such hypothetical loss levels, ACE's share of aggregate industry losses would be approximately one percent.

	U.S. Hurricanes				California Earthquakes			
	December 31 2012			December 31 2011	**December 31 2012**			December 31 2011
Modeled Annual Aggregate Net PML	**ACE**	**% of Total Shareholders' Equity**	**% of Industry**	ACE	**ACE**	**% of Total Shareholders' Equity**	**% of Industry**	ACE
(in millions of U.S. dollars, except for percentages)								
1-in-100	**$ 1,726**	**6%**	**1.0%**	$ 1,812	**$ 818**	**3%**	**2.0%**	$ 869
1-in-250	**$ 2,293**	**8%**	**1.0%**	$ 2,385	**$ 1,055**	**4%**	**1.7%**	$ 1,065

The modeling estimates of both ACE and industry loss levels are inherently uncertain owing to key assumptions. First, while the use of third-party catastrophe modeling packages to simulate potential hurricane and earthquake losses is prevalent within the insurance industry, the models are reliant upon significant meteorology, seismology, and engineering assumptions to estimate hurricane and earthquake losses. In particular, modeled hurricane and earthquake events are not always a representation of actual events and ensuing additional loss potential. Second, there is no universal standard in the preparation of insured data for use in the models and the running of the modeling software. Third, we are reliant upon third-party estimates of industry insured exposures and there is significant variation possible around the relationship between our loss and that of the industry following an event. Fourth, we assume that our reinsurance recoveries following an event are fully collectible. These loss estimates do not represent our potential maximum exposures and it is highly likely that our actual incurred losses would vary materially from the modeled estimates.

Natural catastrophe property reinsurance program

ACE's core property catastrophe reinsurance program provides protection against natural catastrophes impacting its primary property operations (i.e., excluding our Global Reinsurance and Life segments) and consists of two separate towers.

We regularly review our reinsurance protection and corresponding property catastrophe exposures. This may or may not lead to the purchase of additional reinsurance prior to a program's renewal date. In addition, prior to each renewal date, we consider how much, if any, coverage we intend to buy and we may make material changes to the current structure in light of various factors, including modeled PML assessment at various return periods, reinsurance pricing, our risk tolerance and exposures, and various other structuring considerations.

The following table presents ACE's coverage under its General Catastrophe Treaty for both the North American and International towers, effective for the coverage periods indicated (all dollar amounts are approximate). With respect to Tower 1 – North American, our Core Program renewed on January 1, 2013, for a period of one year. With respect to Tower 2 – International, we renewed the layers of reinsurance protection in excess of $150 million on our Core Program on July 1, 2012, for a period of one year with no significant change in coverage from the expiring program.

Loss Location	Coverage Period	Layer of Loss	Percentage Placed with Reinsurers	Comments	Notes
Tower 1 – North American					
Core Program					
North America	100% retained	$0 million - $500 million	Not Applicable	Losses retained by ACE	(a)
North America	January 2013 - December 2013	$500 million - $1.1 billion	100%	One reinstatement	
Global	January 2013 - December 2013	U.S.earthquake and hurricane $1.1 billion - $1.175 billion	100%	No reinstatement	(b)
North America	January 2013 - December 2013	$1.1 billion - $1.2 billion	100%	All property perils other than earthquake. One reinstatement. Global layer above inures to the benefit of this layer if Global layer is not exhausted.	

[a] Ultimate retention will depend upon the nature of the loss and the interplay between the underlying per risk programs and certain other catastrophe programs purchased by individual business units. These other catastrophe programs have the potential to reduce our effective retention below $500 million.

[b] This layer covers both U.S. and International risks. As such, it may be exhausted in one region and not available in the other.

Loss Location	Coverage Period	Layer of Loss	Percentage Placed with Reinsurers	Comments	Notes
Tower 2 – International					
July 1, 2012 – June 30, 2013 Program (unless otherwise noted)					
Core Program					
International	100% retained	$0 million - $150 million	Not Applicable	Losses retained by ACE	(c)
International (including Alaska and Hawaii)	July 2012 - June 2013	$150 million - $300 million	100%	One reinstatement	
International (including Alaska and Hawaii)	July 2012 - June 2013	$300 million - $450 million	100%	One reinstatement. Covers all perils Europe and worldwide earthquake exposure (excludes contiguous U.S.).	
International (including Alaska and Hawaii)	July 2012 - June 2013	$450 million - $500 million	100%	One reinstatement	
International (including Alaska and Hawaii)	July 2012 - June 2013	$500 million - $550 million	100%	One reinstatement	
Global	January 2013 - December 2013	Outside U.S. $400 million - $475 million or $550 million - $625 million	100%	No reinstatement $400 million attachment - all perils other than earthquake and outside of Europe $550 million attachment - Europe all perils and earthquake outside U.S.	(d)

[c] Ultimate retention will depend upon the nature of the loss and the interplay between the underlying per risk programs, certain other catastrophe programs purchased by individual business units, and territories and regions around the world.

[d] This layer covers both U.S. and International risks. As such, it may be exhausted in one region and not available in the other.

Political Risk, Trade Credit, and Structured Trade Credit

Political risk insurance is a specialized coverage that provides clients with protection against unexpected, catastrophic political or macroeconomic events, primarily in developing markets. We participate in this market through our wholly owned subsidiary Sovereign Risk Insurance Ltd. (Sovereign), and through a unit of our London-based AGM operation. Sovereign is one of the world's leading underwriters of political risk insurance and has a global portfolio spread across more than 100 countries. Its clients include financial institutions, national export credit agencies, leading multilateral agencies, and multinational corporations. AGM writes political risk, trade credit, and structured trade credit business out of underwriting offices in London, England; Hamburg, Germany; New York, New York and Los Angeles, California, in the U.S.; and Singapore.

Our political risk insurance provides protection to commercial lenders against defaults on cross border loans, insulates investors against equity losses, and protects exporters against defaults on contracts. Commercial lenders, our largest client segment, are covered for missed scheduled loan repayments due to acts of confiscation, expropriation or nationalization by the host government, currency inconvertibility or exchange transfer restrictions, or war or other acts of political violence. In addition, in the case of loans to government-owned entities or loans that have a government guarantee, political risk policies cover scheduled payments against risks of non-payment or non-honoring of government guarantees. Equity investors and corporations receive similar coverage to that of lenders, except they are protected against financial losses, inability to repatriate dividends, and physical damage to their operations caused by covered events. Our export contracts protection provides coverage for both exporters and their financing banks against the risk of contract frustration due to government actions, including non-payment by government entities.

AGM's trade credit and structured trade credit businesses cover losses due to insolvency, protracted default, and political risk perils including export and license cancellation. It provides trade credit coverage to larger companies that have sophisticated credit risk management systems, with exposure to multiple customers and that have the ability to self-insure losses up to a certain level through excess of loss coverage. Its structured trade credit business provides coverage to trade finance banks, exporters, and trading companies, with exposure to trade-related financing instruments.

We have implemented structural features in our policies in order to control potential losses within the political risk, trade credit, and structured credit businesses. These include basic loss sharing features that include co-insurance and deductibles, and in the case of trade credit, the use of non-qualifying losses that drop smaller exposures deemed too difficult to assess. Ultimate loss severity is also limited by using waiting periods to enable the insurer and insured to agree on recovery strategies, and the subrogation of the rights of the lender/exporter to the insurer following a claim. We have the option to pay claims over the original loan payment schedule, rather than in a lump sum in order to provide insureds and the insurer additional time to remedy problems and work towards full recoveries. It is important to note that political risk, trade credit, and structured trade credit policies are named peril conditional contracts, not financial guarantees, and claims are only paid after conditions and warranties are fulfilled. Political risk, trade credit, and structured trade credit insurance do not cover currency devaluations, bond defaults, any form of derivatives, movements in overseas equity markets, transactions deemed illegal, or situations where corruption or misrepresentation has occurred, or debt that is not legally enforceable. In addition to assessing and mitigating potential exposure on a policy-by-policy basis, we also have specific risk management measures in place to manage overall exposure and risk. These measures include placing country and individual transaction limits based on country risk and credit ratings, combined single loss limits on multi-country policies, the use of reinsurance protection, and regular modeling and stress-testing of the portfolio.

Crop insurance

We are, and have been since the 1980s, one of the leading writers of crop insurance in the U.S. and have conducted that business through a managing general agent subsidiary of Rain and Hail. We provide protection throughout the U.S. on a variety of crops and are therefore geographically diversified, which reduces the risk of exposure to a single event or a heavy accumulation of losses in any one region. Our crop insurance business comprises two components - Multiple Peril Crop Insurance (MPCI) and crop-hail insurance.

The MPCI program is offered in conjunction with the U.S. Department of Agriculture (USDA). The policies cover revenue shortfalls or production losses due to natural causes such as drought, excessive moisture, hail, wind, frost, insects, and disease. Generally, policies have deductibles ranging from 10 percent to 50 percent of the insured's risk. The USDA's Risk Management Agency (RMA) sets the policy terms and conditions, rates and forms, and is also responsible for setting compliance standards. As a participating company, we report all details of policies underwritten to the RMA and are party to a Standard Reinsurance Agreement (SRA). The SRA sets out the relationship between private insurance companies and the Federal Crop Insurance

Corporation (FCIC) concerning the terms and conditions regarding the risks each will bear including the pro-rata and state stop-loss provisions which allows companies to limit the exposure of any one state or group of states on their underwriting results. In addition to the pro-rata and excess of loss reinsurance protections inherent in the SRA, we also purchase third party stop-loss reinsurance for our MPCI business to reduce our exposure.

Each year the RMA issues a final SRA for the subsequent reinsurance year. In June 2012, the RMA released the 2013 SRA which establishes the terms and conditions for the 2013 reinsurance year (i.e., July 1, 2012 through June 30, 2013) that replaced the 2012 SRA. There were no significant changes in the terms and conditions.

On the MPCI business, we recognize net premiums written as we receive acreage reports from the policyholders on the various crops throughout the U.S. and these reports allow us to determine the actual premium associated with the liability that is being planted. The MPCI program has specific timeframes as to when producers must report acreage to us and in certain cases, the reporting occurs after the close of the respective reinsurance year. Once the net premium written has been booked, the premium is then earned over the growing season for the crops. A majority of the crops that are covered in the program are typically subject to the SRA in effect at the beginning of the year. Given the major crops covered in the program, we typically see a substantial written and earned premium impact in the second and third quarters.

The rating of MPCI premium is determined using a number of factors including commodity prices and related volatility. For instance, in most states the rating for the MPCI Revenue Product for corn includes a factor that is based on the average price in February of the Chicago Board of Trade December corn futures. To the extent that the corn commodity prices are higher in February than they were in the previous February, and all other factors are the same, the increase in corn prices will increase the corn premium year over year.

Our crop-hail program is a private offering. Premium is earned on the crop-hail program over the coverage period of the policy. Given the very short nature of the growing season, most crop-hail business is typically written in the second and third quarters with the earned premium also more heavily occurring during this time frame. We use industry data to develop our own rates and forms for the coverage offered. The policy primarily protects farmers against yield reduction caused by hail and/or fire, and related costs such as transit to storage. We offer various deductibles to allow the grower to partially self-insure for a reduced premium cost. We limit our crop-hail exposures through the use of township liability limits, quota-share reinsurance cessions, and state stop-loss reinsurance on our net retained hail business.

Liquidity

Liquidity is a measure of a company's ability to generate cash flows sufficient to meet the short-term and long-term cash requirements of its business operations. As a holding company, ACE Limited possesses assets that consist primarily of the stock of its subsidiaries and other investments. In addition to net investment income, ACE Limited's cash flows depend primarily on dividends or other statutorily permissible payments. Historically, these dividends and other payments have come from ACE's Bermuda-based operating subsidiaries, which we refer to as our Bermuda subsidiaries. Our consolidated sources of funds consist primarily of net premiums written, fees, net investment income, and proceeds from sales and maturities of investments. Funds are used at our various companies primarily to pay claims, operating expenses, and dividends and to service debt and purchase investments.

We anticipate that positive cash flows from operations (underwriting activities and investment income) should be sufficient to cover cash outflows under most loss scenarios for the near term. Should the need arise, we generally have access to capital markets and available credit facilities. Refer to "Credit Facilities" below for additional information. Our access to funds under existing credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding commitments. Our existing credit facilities have remaining terms expiring between 2014 and 2017 and require that we maintain certain financial covenants, all of which we met at December 31, 2012. Should any of our existing credit providers experience financial difficulty, we may be required to replace credit sources, possibly in a difficult market. There has also been recent consolidation in the banking industry which could lead to increased reliance on and exposure to particular institutions. If we cannot obtain adequate capital or sources of credit on favorable terms, on a timely basis or at all, our business, operating results, and financial condition could be adversely affected. To date, we have not experienced difficulty accessing any of our credit facilities.

To further ensure the sufficiency of funds to settle unforeseen claims, we hold a certain amount of invested assets in cash and short-term investments. In addition, for certain insurance, reinsurance, or deposit contracts that tend to have relatively large and reasonably predictable cash outflows, we attempt to establish dedicated portfolios of assets that are duration-matched with the related liabilities. With respect to the duration of our overall investment portfolio, we manage asset durations to both maximize return given current market conditions and provide sufficient liquidity to cover future loss payments. All things being equal, in a low interest rate environment, the overall duration of our fixed maturities tends to be shorter and in a high interest rate environment, such duration tends to be longer. At December 31, 2012, the average duration of our fixed maturities (3.9 years) is less than the average expected duration of our insurance liabilities (5.0 years).

Despite our safeguards, if paid losses accelerated beyond our ability to fund such paid losses from current operating cash flows, we might need to either liquidate a portion of our investment portfolio or arrange for financing. Potential events causing such a liquidity strain could include several significant catastrophes occurring in a relatively short period of time, large uncollectible reinsurance recoverables on paid losses (as a result of coverage disputes, reinsurers' credit problems or decreases in the value of collateral supporting reinsurance recoverables) or increases in collateral postings under our variable annuity reinsurance business. Because each subsidiary focuses on a more limited number of specific product lines than is collectively available from the ACE Group of Companies, the mix of business tends to be less diverse at the subsidiary level. As a result, the probability of a liquidity strain, as described above, may be greater for individual subsidiaries than when liquidity is assessed on a consolidated basis. If such a liquidity strain were to occur in a subsidiary, we could be required to liquidate a portion of our investments, potentially at distressed prices, as well as be required to contribute capital to the particular subsidiary and/or curtail dividends from the subsidiary to support holding company operations.

The payment of dividends or other statutorily permissible distributions from our operating companies are subject to the laws and regulations applicable to each jurisdiction, as well as the need to maintain capital levels adequate to support the insurance and reinsurance operations, including financial strength ratings issued by independent rating agencies. During 2012, we were able to meet all of our obligations, including the payments of dividends on our Common Shares with our net cash flows.

We assess which subsidiaries to draw dividends from based on a number of factors. Considerations such as regulatory and legal restrictions as well as the subsidiary's financial condition are paramount to the dividend decision. ACE Limited received dividends of $450 million and $560 million from its Bermuda subsidiaries in 2012 and 2011, respectively.

The payment of any dividends from AGM or its subsidiaries is subject to applicable U.K. insurance laws and regulations. In addition, the release of funds by Syndicate 2488 to subsidiaries of AGM is subject to regulations promulgated by the Society of Lloyd's. ACE Limited received no dividends from AGM in 2012 and $180 million in 2011.

The U.S. insurance subsidiaries of ACE INA may pay dividends, without prior regulatory approval, subject to restrictions set out in state law of the subsidiary's domicile (or, if applicable, commercial domicile). ACE INA's international subsidiaries are also subject to insurance laws and regulations particular to the countries in which the subsidiaries operate. These laws and regulations sometimes include restrictions that limit the amount of dividends payable without prior approval of regulatory insurance authorities. ACE Limited did not receive any dividends from ACE INA in 2012 and 2011. Debt issued by ACE INA is serviced by statutorily permissible distributions by ACE INA's insurance subsidiaries to ACE INA as well as other group resources.

Cash Flows

Our insurance and reinsurance operations provide liquidity in that premiums are received in advance, sometimes substantially in advance, of the time claims are paid. Generally, cash flows are affected by claim payments that, due to the nature of our operations, may comprise large loss payments on a limited number of claims and which can fluctuate significantly from period to period. The irregular timing of these loss payments can create significant variations in cash flows from operations between periods. Refer to "Contractual Obligations and Commitments" for our estimate of future claim payments by period. Sources of liquidity include cash from operations, routine sales of investments, and financing arrangements. The following is a discussion of our cash flows for 2012, 2011, and 2010.

The operating cash flows reflect net income for each period, adjusted for non-cash items and changes in working capital.

Our consolidated net cash flows from operating activities were $4.0 billion in 2012, compared with $3.5 billion in both 2011 and 2010. Net loss and loss expenses paid were $9.2 billion, $8.9 billion, and $7.4 billion in 2012, 2011, and 2010, respectively. Operating cash flows included reinsurance recoveries of $368 million, $304 million and $212 million for 2012, 2011, and 2010, respectively, from the Brandywine NICO Agreement, which was substantially exhausted as of December 31, 2012. Refer to Note 7 to the Consolidated Financial Statements for more information.

Our consolidated net cash flows used for investing activities were $3.4 billion in 2012, compared with $3.0 billion in 2011 and $4.2 billion in 2010, respectively. Net investing activities for the indicated periods were related primarily to net purchases of fixed maturities. Cash used for investing activities also included acquisitions in 2012, 2011, and 2010. Refer to Note 2 to the Consolidated Financial Statements for additional information.

Our consolidated net cash flows used for financing activities were $550 million in 2012 and $565 million in 2011, compared with cash flows from financing activities of $732 million in 2010. In 2012, 2011, and 2010, financing activities included dividends paid on our Common Shares of $815 million, $459 million, and $435 million, respectively. Financing cash flows included $150 million of net proceeds, net of repayments, from issuance of short-term debt in 2012 and $1.1 billion in 2010, compared with net repayments of $50 million in 2011. Financing cash flows also included share repurchases of $11 million, $195 million, and $235 million in 2012, 2011, and 2010, respectively.

Both internal and external forces influence our financial condition, results of operations, and cash flows. Claim settlements, premium levels, and investment returns may be impacted by changing rates of inflation and other economic conditions. In many cases, significant periods of time, ranging up to several years or more, may lapse between the occurrence of an insured loss, the reporting of the loss to us, and the settlement of the liability for that loss.

In the current low-interest rate environment, we utilize reverse repurchase agreements as a low-cost alternative for short-term funding needs and to address short-term cash timing differences without disrupting our investment portfolio holdings. We subsequently settle these transactions with future operating cash flows. At December 31, 2012, there were $1.4 billion in reverse repurchase agreements outstanding.

In addition to cash from operations, routine sales of investments, and financing arrangements, we have agreements with a third-party bank provider which implemented two international multi-currency notional cash pooling programs to enhance cash management efficiency during periods of short-term timing mismatches between expected inflows and outflows of cash by currency. The programs allow us to optimize investment income by avoiding portfolio disruption. In each program, participating ACE entities establish deposit accounts in different currencies with the bank provider. Each day the credit or debit balances in every account are notionally translated into a single currency (U.S. dollars) and then notionally pooled. The bank extends overdraft credit to all participating ACE entities as needed, provided that the overall notionally pooled balance of all accounts in each pool at the end of each day is at least zero. Actual cash balances are not physically converted and are not commingled between legal entities. ACE entities may incur overdraft balances as a means to address short-term liquidity needs. Any overdraft balances incurred under this program by an ACE entity would be guaranteed by ACE Limited (up to $300 million in the aggregate). Our syndicated letter of credit facility allows for same day drawings to fund a net pool overdraft should participating ACE entities withdraw contributed funds from the pool.

Capital Resources

Capital resources consist of funds deployed or available to be deployed to support our business operations. The following table summarizes the components of our capital resources:

(in millions of U.S. dollars, except for percentages)		**December 31 2012**		December 31 2011
Short-term debt	**$**	**1,401**	$	1,251
Long-term debt		**3,360**		3,360
Total debt		**4,761**		4,611
Trust preferred securities		**309**		309
Total shareholders' equity		**27,531**		24,332
Total capitalization	**$**	**32,601**	$	29,252
Ratio of debt to total capitalization		**14.6%**		15.8%
Ratio of debt plus trust preferred securities to total capitalization		**15.6%**		16.8%

Our ratios of debt to total capitalization and debt plus trust preferred securities to total capitalization have decreased due to the increase in shareholder's equity discussed below.

We believe our financial strength provides us with the flexibility and capacity to obtain available funds externally through debt or equity financing on both a short-term and long-term basis. Our ability to access the capital markets is dependent on, among other things, market conditions and our perceived financial strength. We have accessed both the debt and equity markets from time to time. We generally maintain the ability to issue certain classes of debt and equity securities via an unlimited SEC shelf registration which is renewed every three years. This allows us capital market access for refinancing as well as for unforeseen or opportunistic capital needs. Our current shelf registration on file with the SEC expires in December 2014.

The following table reports the significant movements in our shareholders' equity:

(in millions of U.S. dollars)		**December 31 2012**
Balance at beginning of year	**$**	**24,332**
Net income		**2,706**
Change in net unrealized appreciation on investments, net of tax		**918**
Dividends on Common Shares		**(704)**
Share-based compensation expense		**135**
Exercise of stock options		**99**
Change in cumulative translation, net of tax		**81**
Repurchase of shares		**(7)**
Other movements, net of tax		**(29)**
Balance at end of year	**$**	**27,531**

As part of our capital management program, in August 2011, our Board of Directors authorized the repurchase of up to $303 million of ACE's Common Shares through December 31, 2012. In November 2012, the Board of Directors authorized an extension of this authorization through December 31, 2013. The amount authorized in August 2011 was in addition to the $197 million balance remaining under a $600 million share repurchase program approved in November 2010. We repurchased $7 million, $132 million, and $303 million of Common Shares in a series of open market transactions in 2012, 2011, and 2010, respectively. At December 31, 2012, $461 million in share repurchase authorizations remained through

December 31, 2013 pursuant to the November 2010, August 2011, and November 2012 Board authorizations. As of December 31, 2012 there were 2,510,878 Common Shares in treasury with a weighted average cost of $63.44 per share. For the period January 1, 2013 through February 27, 2013, we repurchased 1,746,123 Common Shares for a total of $149 million in a series of open market transactions. As of February 27, 2013, $312 million in share repurchase authorizations remained through December 31, 2013.

Short-term debt
At December 31, 2012 and 2011, short-term debt includes reverse repurchase agreements totaling $1.4 billion and $1.3 billion, respectively.

Long-term debt
At both December 31, 2012 and 2011, our total long-term debt was $3.4 billion as described in detail in Note 9 b) and c) to the Consolidated Financial Statements.

Trust preferred securities
The securities outstanding consist of $300 million of trust preferred securities due 2030, issued by a special purpose entity (a trust) that is wholly owned by us. The sole assets of the special purpose entity are debt instruments issued by one or more of our subsidiaries. The special purpose entity looks to payments on the debt instruments to make payments on the preferred securities. We have guaranteed the payments on these debt instruments. The trustees of the trust include one or more of our officers and at least one independent trustee, such as a trust company. Our officers serving as trustees of the trust do not receive any compensation or other remuneration for their services in such capacity. The full $309 million of outstanding trust preferred securities (calculated as $300 million as discussed above plus our equity share of the trust) is shown on our consolidated balance sheets as a liability. Additional information with respect to the trust preferred securities is contained in Note 9 d) to the Consolidated Financial Statements.

Common Shares
Our Common Shares had a par value of CHF 28.89 each at December 31, 2012.

Under Swiss law, dividends must be stated in Swiss francs though dividend payments are made by ACE in U.S. dollars. Following ACE's redomestication to Switzerland in July 2008 through March 2011, dividends were distributed by way of a par value reduction. At the May 2011 annual general meeting, our shareholders approved dividend distributions from capital contribution reserves (Additional paid-in capital) through the transfer of dividends from Additional paid-in capital to Retained earnings.

In November 2011, the Board of Directors recommended that our shareholders approve a resolution to increase our quarterly dividend 34 percent from $0.35 per share to $0.47 per share for the payment made on January 31, 2012 and the payment made on April 20, 2012. This proposed increase was approved by our shareholders at the January 9, 2012 Extraordinary General Meeting.

At the May 2012 annual general meeting, our shareholders approved an annual dividend distribution for the following year by way of a par value reduction equal to $1.96 per share, or CHF 1.80 per share, calculated using the USD/CHF exchange rate as published in the Wall Street Journal on May 10, 2012.

The annual dividend is payable in four quarterly installments, with each installment equaling $0.49 per share, provided that the Swiss franc equivalent of that amount per share (based on the then-current USD/CHF exchange rate), taken together with the Swiss franc equivalents of all other installments of this annual dividend, will not exceed 150 percent of CHF 1.80 per share (the aggregate distribution cap). If the Swiss franc equivalent of an upcoming dividend installment would cause the aggregate distribution cap to be exceeded, then that dividend installment will be reduced to equal the Swiss franc amount remaining available under the aggregate distribution cap, and the U.S. dollar amount distributed for that installment will be the then applicable U.S. dollar equivalent of the remaining Swiss franc amount. Dividend distributions on Common Shares amounted to CHF 1.91 ($2.06) per share for the year ended December 31, 2012 (including par value reductions of CHF 1.38 per share).

Contractual Obligations and Commitments

The table below presents our contractual obligations and commitments including our payments due by period at December 31, 2012:

	Payments Due By Period				
(in millions of U.S. dollars)	Total	2013	2014 and 2015	2016 and 2017	Thereafter
Payment amounts determinable from the respective contracts					
Deposit liabilities	$ 831	$ 41	$ 62	$ 37	$ 691
Purchase obligations	304	119	134	51	—
Limited partnerships – funding commitments	1,191	367	574	250	—
Operating leases	501	91	148	111	151
Short-term debt	1,401	1,401	—	—	—
Long-term debt	3,363	—	1,650	500	1,213
Trust preferred securities	309	—	—	—	309
Interest on debt obligations	1,692	208	352	245	887
Total obligations in which payment amounts are determinable from the respective contracts	9,592	2,227	2,920	1,194	3,251
Payment amounts not determinable from the respective contracts					
Estimated gross loss payments under insurance and reinsurance contracts	37,946	9,158	9,585	5,621	13,582
Estimated payments for future life and annuity policy benefits	11,745	355	716	712	9,962
Total contractual obligations and commitments	$ 59,283	$ 11,740	$ 13,221	$ 7,527	$ 26,795

The above table excludes the following items:

Pension obligations: Minimum funding requirements for our pension obligations are immaterial. Subsequent funding commitments are apt to vary due to many factors and are difficult to estimate at this time. Refer to Note 13 to the Consolidated Financial Statements for additional information.

Liabilities for unrecognized tax benefits: The liability for unrecognized tax benefits, excluding interest, was $26 million at December 31, 2012. We recognize accruals for interest and penalties, if any, related to unrecognized tax benefits in Income tax expense in the consolidated statements of operations. At December 31, 2012, we had $12 million in liabilities for income tax-related interest and penalties in our consolidated balance sheets. We are unable to make a reasonably reliable estimate for the timing of cash settlement with respect to these liabilities. Refer to Note 8 to the Consolidated Financial Statements for additional information.

We have no other significant contractual obligations or commitments not reflected in the table above.

Deposit liabilities

Deposit liabilities include reinsurance deposit liabilities of $283 million and contract holder deposit funds of $548 million at December 31, 2012. The reinsurance deposit liabilities arise from contracts we sold for which there is not a significant transfer of risk. At contract inception, the deposit liability is equal to net cash received. An accretion rate is established based on actuarial estimates whereby the deposit liability is increased to the estimated amount payable over the term of the contract. The deposit accretion rate is the rate of return required to fund expected future payment obligations. We periodically reassess the estimated ultimate liability and related expected rate of return. Any resulting changes to the amount of the deposit liability are reflected as an adjustment to earnings to reflect the cumulative effect on the period the contract has been in force, and by an adjustment to the future accretion rate of the liability over the remaining estimated contract term. Additional information with respect to deposit liabilities is contained in Note 1 k) to the Consolidated Financial Statements.

Purchase obligations
We are party to enforceable and legally binding agreements to purchase certain services. Purchase obligations in the table primarily comprise audit fees and agreements with vendors to purchase system software administration and maintenance services.

Limited partnerships – funding commitments
In connection with our investments in limited partnerships, we have commitments that may require funding over the next several years. The timing of the payment of these commitments is uncertain and will differ from our estimated timing in the table.

Operating lease commitments
We lease office space in most countries in which we operate under operating leases that expire at various dates through February 2033. We renew and enter into new leases in the ordinary course of business as required.

Estimated gross loss payments under insurance and reinsurance contracts
We are obligated to pay claims under insurance and reinsurance contracts for specified loss events covered under those contracts. Such loss payments represent our most significant future payment obligation as a P&C insurance and reinsurance company. In contrast to other contractual obligations, cash payments are not determinable from the terms specified within the contract. For example, we do not ultimately make a payment to our counterparty for many insurance and reinsurance contracts (i.e., when a loss event has not occurred) and if a payment is to be made, the amount and timing cannot be determined from the contract. In the table above, we estimate payments by period relating to our gross liability for unpaid losses and loss expenses included in the consolidated balance sheet at December 31, 2012, and do not take into account reinsurance recoverable. These estimated loss payments are inherently uncertain and the amount and timing of actual loss payments are likely to differ from these estimates and the differences could be material. Given the numerous factors and assumptions involved in both estimates of loss and loss expense reserves and related estimates as to the timing of future loss and loss expense payments in the table above, differences between actual and estimated loss payments will not necessarily indicate a commensurate change in ultimate loss estimates.

Estimated payments for future life and annuity policy benefits
We establish reserves for future policy benefits for life and annuity contracts. The amounts in the table are gross of fees or premiums due from the underlying contracts. The liability for future policy benefits for life and annuity contracts presented in our balance sheet is discounted and reflected net of fees or premiums due from the underlying contracts. Accordingly, the estimated amounts in the table exceed the liability for future policy benefits for life and annuity contracts presented in our balance sheet. Payment amounts related to these reserves must be estimated and are not determinable from the contract. Due to the uncertainty with respect to the timing and amount of these payments, actual results could materially differ from the estimates in the table.

Credit Facilities

As our Bermuda subsidiaries are non-admitted insurers and reinsurers in the U.S., the terms of certain U.S. insurance and reinsurance contracts require them to provide collateral, which can be in the form of letters of credit (LOCs). In addition, AGM is required to satisfy certain U.S. regulatory trust fund requirements which can be met by the issuance of LOCs. LOCs may also be used for general corporate purposes and to provide underwriting capacity as funds at Lloyd's.

The following table shows our main credit facilities by credit line, usage, and expiry date at December 31, 2012:

(in millions of U.S. dollars)	Credit Line[1]	Usage	Expiry Date
Syndicated Letter of Credit Facility	$ 1,000	$ 619	Nov. 2017
Bilateral Letter of Credit Facility	500	500	June 2014
Funds at Lloyds's Capital Facilities[2]	425	400	Dec. 2017
Total	$ 1,925	$ 1,519	

(1) Certain facilities are guaranteed by ACE Limited.
(2) Supports ACE Global Markets underwriting capacity for Lloyd's Syndicate 2488 (see discussion below).

In November 2012, we renewed our syndicated letter of credit facility used for working capital and other general corporate purposes. This agreement provides up to $1 billion of availability (adjustable to $1.5 billion upon consent of the issuers) for letters of credit, of which up to $300 million may be used for revolving loans. This facility replaces the $1 billion syndicated letter of credit facility and $500 million unsecured revolving credit facility that expired in November 2012.

In November 2012, we amended the LOC facility agreements supporting AGM underwriting capacity for Syndicate 2488 which increased the aggregate amount of LOCs permitted to be issued from $400 million to $425 million and extended the expiry date from December 2015 to December 2017. We will continue to use most of the LOCs issued under the LOC agreements primarily to support the ongoing Funds at Lloyd's requirements of Syndicate 2488, but also for other general corporate purposes.

It is anticipated that our commercial facilities will be renewed on expiry but such renewals are subject to the availability of credit from banks utilized by ACE. In the event that such credit support is insufficient, we could be required to provide alternative security to clients. This could take the form of additional insurance trusts supported by our investment portfolio or funds withheld using our cash resources. The value of LOCs required is driven by, among other things, statutory liabilities reported by variable annuity guarantee reinsurance clients, loss development of existing reserves, the payment pattern of such reserves, the expansion of business, and loss experience of such business.

The facilities in the table above require that we maintain certain covenants, all of which have been met at December 31, 2012. These covenants include:

(i) Maintenance of a minimum consolidated net worth in an amount not less than the "Minimum Amount". For the purpose of this calculation, the Minimum Amount is an amount equal to the sum of the base amount (currently $17.5 billion) plus 25 percent of consolidated net income for each fiscal quarter, ending after the date on which the current base amount became effective, plus 50 percent of any increase in consolidated net worth during the same period, attributable to the issuance of Common and Preferred Shares. The Minimum Amount is subject to an annual reset provision.

(ii) Maintenance of a maximum debt to total capitalization ratio of not greater than 0.35 to 1. Under this covenant, debt does not include trust preferred securities or mezzanine equity, except where the ratio of the sum of trust preferred securities and mezzanine equity to total capitalization is greater than 15 percent. In this circumstance, the amount greater than 15 percent would be included in the debt to total capitalization ratio.

At December 31, 2012, (a) the minimum consolidated net worth requirement under the covenant described in (i) above was $17.8 billion and our actual consolidated net worth as calculated under that covenant was $24.9 billion and (b) our ratio of debt to total capitalization was 0.146 to 1, which is below the maximum debt to total capitalization ratio of 0.35 to 1 as described in (ii) above.

Our failure to comply with the covenants under any credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize LOCs under such facility. Our failure to repay material financial obligations, as well as our failure with respect to certain other events expressly identified, would result in an event of default under one or more of the facilities.

Ratings

ACE Limited and its subsidiaries are assigned credit and financial strength (insurance) ratings from internationally recognized rating agencies, including S&P, A.M. Best, Moody's, and Fitch. The ratings issued on our companies by these agencies are announced publicly and are available directly from the agencies. Our internet site, www.acegroup.com, also contains some information about our ratings, which can be found under the Investor Information tab but such information on our website is not incorporated by reference into this report.

Financial strength ratings reflect the rating agencies' opinions of a company's claims paying ability. Independent ratings are one of the important factors that establish our competitive position in the insurance markets. The rating agencies consider many factors in determining the financial strength rating of an insurance company, including the relative level of statutory surplus necessary to support the business operations of the company. These ratings are based upon factors relevant to policyholders, agents, and intermediaries and are not directed toward the protection of investors. Such ratings are not recommendations to buy, sell, or hold securities.

Credit ratings assess a company's ability to make timely payments of principal and interest on its debt.

It is possible that, in the future, one or more of the rating agencies may reduce our existing ratings. If one or more of our ratings were downgraded, we could incur higher borrowing costs and our ability to access the capital markets could be impacted. In addition, our insurance and reinsurance operations could be adversely impacted by a downgrade in our financial strength ratings, including a possible reduction in demand for our products in certain markets. For example, the AGM capital facility requires that collateral be posted if the S&P public debt rating of ACE falls below BBB+. Also, we have insurance and reinsurance contracts which contain rating triggers. In the event the S&P or A.M. Best financial strength ratings of ACE fall, we may be faced with the cancellation of premium or be required to post collateral on our underlying obligation associated with this premium. We estimate that at December 31, 2012, a one-notch downgrade of our S&P or A.M. Best financial strength ratings would result in an immaterial loss of premium or requirement for collateral to be posted.

Recent accounting pronouncements

Refer to Note 1 to the Consolidated Financial Statements. for a discussion of new accounting pronouncements.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Sensitive Instruments and Risk Management

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. We are exposed to potential losses from various market risks including changes in interest rates, equity prices, and foreign currency exchange rates. Further, through writing the GLB and GMDB products, we are exposed to volatility in the equity and credit markets, as well as interest rates. Our investment portfolio consists primarily of fixed income securities, denominated in both U.S. dollars and foreign currencies, which are sensitive to changes in interest rates and foreign currency exchange rates. The majority of our fixed income portfolio is classified as available for sale. The effect of market movements on our available for sale investment portfolio impacts Net income (through Net realized gains (losses)) when securities are sold or when we record an OTTI charge in Net income. Changes in interest rates and foreign currency exchange rates will have an immediate effect on shareholders' equity and comprehensive income and in certain instances, Net income. From time to time, we also use investment derivative instruments such as futures, options, swaps, and foreign currency forward contracts to manage the duration of our investment portfolio and foreign currency exposures and also to obtain exposure to a particular financial market. At December 31, 2012 and 2011, our notional exposure to investment derivative instruments was $7.1 billion and $14.8 billion, respectively. These instruments are recognized as assets or liabilities in our consolidated financial statements and are sensitive to changes in interest rates, foreign currency exchange rates, and equity security prices. In addition, as part of our investing activity, we purchase to be announced mortgage backed securities (TBAs). Changes in the fair value of TBAs are included in Net realized gains (losses) and therefore, have an immediate effect on both our Net income and Shareholders' equity.

We seek to mitigate market risk using a number of techniques, including maintaining and managing the assets and liabilities of our international operations consistent with the foreign currencies of the underlying insurance and reinsurance businesses, thereby limiting exchange rate risk to net assets denominated in foreign currencies.

The following is a discussion of our primary market risk exposures at December 31, 2012. Our policies to address these risks in 2012 were not materially different from 2011. We do not currently anticipate significant changes in our primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

Interest rate risk – fixed income portfolio and debt obligations

Our fixed income portfolio and debt obligations have exposure to interest rate risk. Changes in investment values attributable to interest rate changes are mitigated by corresponding and partially offsetting changes in the economic value of our insurance reserves and debt obligations. We monitor this exposure through periodic reviews of our asset and liability positions.

The following table presents the impact at December 31, 2012 and 2011, on the fair value of our fixed income portfolio of a hypothetical increase in interest rates of 100 bps applied instantly across the U.S. yield curve (an immediate time horizon was used as this presents the worst case scenario):

(in billions of U.S. dollars, except for percentages)		2012		2011
Fair value of fixed income portfolio	**$**	**57.2**	$	52.9
Pre-tax impact of 100 bps increase in interest rates:				
In dollars	**$**	**2.2**	$	1.9
As a percentage of total fixed income portfolio at fair value		**3.9%**		3.7%

Changes in interest rates will have an immediate effect on Comprehensive income and Shareholders' equity but will not ordinarily have an immediate effect on Net income. Variations in market interest rates could produce significant changes in the timing of prepayments due to prepayment options available. For these reasons, actual results could differ from those reflected in the tables.

Although our debt and trust preferred securities (collectively referred to as debt obligations) are reported at amortized cost and not adjusted for fair value changes, changes in interest rates could have a material impact on their fair value, albeit there is no immediate impact on our consolidated financial statements.

The following table presents the impact at December 31, 2012 and 2011, on the fair value of our debt obligations of a hypothetical decrease in interest rates of 100 bps applied instantly across the U.S. yield curve (an immediate time horizon was used as this presents the worst case scenario):

(in millions of U.S. dollars, except for percentages)		2012		2011
Fair value of debt obligations	**$**	**5,763**	$	5,478
Impact of 100 bps decrease in interest rates:				
In dollars	**$**	**199**	$	252
As a percentage of total debt obligations at fair value		**3.5%**		4.6%

Equity price risk – equity portfolio

Our portfolio of equity securities, which we carry on our balance sheet at fair value, has exposure to price risk. This risk is defined as the potential loss in fair value resulting from adverse changes in stock prices. In addition, we attain exposure to the equity markets through the use of derivative instruments, which also have exposure to price risk. Our global equity portfolio, excluding our preferred equity securities and strategic emerging debt portfolio, is correlated with the MSCI World Index and changes in that index would approximate the impact on our portfolio. Our international equity portfolio has exposure to a broad range of non-U.S. equity markets.

The following table presents more information on our exposure to equity price risk at December 31, 2012 and 2011:

(in millions of U.S. dollars)		2012		2011
Fair value of equity securities	**$**	**744**	$	647
Pre-tax impact of 10 percent decline in market prices for equity exposures	**$**	**74**	$	65

Changes in the fair value of our equity portfolio are recorded as unrealized appreciation (depreciation) and are included as a separate component of Accumulated other comprehensive income in Shareholders' equity.

Foreign currency exchange rate risk

Many of our non-U.S. companies maintain both assets and liabilities in local currencies. Therefore, foreign currency exchange rate risk is generally limited to net assets denominated in those foreign currencies. Foreign currency exchange rate risk is reviewed as part of our risk management process. Locally required capital levels are invested in home currencies in order to satisfy regulatory requirements and to support local insurance operations regardless of currency fluctuations. The principal currencies creating foreign currency exchange rate risk for us are the British pound sterling, the euro, the yen, the Canadian dollar, and the Australian dollar.

The following table presents more information on our exposure to foreign exchange rate risk at December 31, 2012 and 2011:

(in millions of U.S. dollars, except for percentages)		2012		2011
Fair value of net assets denominated in foreign currencies	$	**5,212**	$	3,506
As a percentage of total net assets		**18.9%**		14.4%
Pre-tax impact on shareholders' equity of a hypothetical 10 percent strengthening of the U.S. dollar	$	**470**	$	339

Reinsurance of GMDB and GLB guarantees

Our net income is directly impacted by changes in the benefit reserves calculated in connection with the reinsurance of variable annuity guarantees, primarily GMDB and GLB. The benefit reserves are calculated in accordance with the guidance related to accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. Changes in the benefit reserves are reflected as policy benefits expense, which is included in life underwriting income. In addition, our net income is directly impacted by the change in the fair value of the GLB liability (FVL), which is classified as a derivative for accounting purposes. The FVL established for a GLB reinsurance contract represents the difference between the fair value of the contract and the benefit reserves. Changes in the FVL, net of associated changes in the calculated benefit reserves, are reflected as realized gains or losses.

ACE views its variable annuity reinsurance business as having a similar risk profile to that of catastrophe reinsurance with the probability of long-term economic loss relatively small, at the time of pricing. Adverse changes in market factors and policyholder behavior will have an impact on both life underwriting income and net income. When evaluating these risks, we expect to be compensated for taking both the risk of a cumulative long-term economic net loss, as well as the short-term accounting variations caused by these market movements. Therefore, we evaluate this business in terms of its long-term economic risk and reward.

At December 31, 2012, management established benefit reserves based on the benefit ratio calculated using assumptions reflecting management's best estimate of the future performance of the variable annuity line of business. Management exercises judgment in determining the extent to which short-term market movements impact the benefit reserves. The benefit reserves are based on the calculation of a long-term benefit ratio (or loss ratio) for the variable annuity guarantee reinsurance. Despite the long-term nature of the risk, the benefit ratio calculation is impacted by short-term market movements that may be judged by management to be temporary or transient. Management's best estimate reflected a judgment that the equity markets will exhibit average growth over the next several years. Management regularly examines both quantitative and qualitative analysis and for the year ended December 31, 2012, determined that no change to the benefit ratio was warranted. The benefit ratio used to establish the benefit reserves at December 31, 2012, has averaged less than 1/4 standard deviation from the calculated benefit ratios, averaging the periodic results from a 2-year rolling period ending December 31, 2012.

The guidance requires us to "regularly evaluate estimates used and adjust the liability balance... if actual experience or other evidence suggests that earlier assumptions should be revised." ACE evaluates its estimates regularly and management uses judgment to determine the extent to which the assumptions underlying the benefit ratio calculation used to establish benefit reserves should be adjusted. The benefit ratio will be calculated based on management's expectation for the short-term and long-term performance of the variable annuity guarantee liability. Management's quantitative analysis includes a review of the differential between the benefit ratio used at the most recent valuation date and the benefit ratio calculated on subsequent dates. The differential is measured in terms of the standard deviation of the distribution of benefit ratios (reflecting 1,000 stochastic scenarios) calculated on subsequent dates.

The benefit reserves and FVL calculations are directly affected by market factors, including equity levels, interest rate levels, credit risk, and implied volatilities, as well as policyholder behaviors, such as annuitization and lapse rates. The tables below assume no changes to the benefit ratio used to establish the benefit reserves at December 31, 2012 and show the sensitivity, at December 31, 2012, of the FVL associated with the variable annuity guarantee reinsurance portfolio. In addition, the tables below present the sensitivity of the fair value of specific derivative instruments held (hedge value) to partially offset the risk in the variable annuity guarantee reinsurance portfolio. The tables below are estimates of the sensitivities to instantaneous changes in economic inputs or actuarial assumptions.

The tables below do not reflect the expected quarterly run rate of net income generated by the variable annuity guarantee reinsurance portfolio if markets remain unchanged during the period. All else equal, if markets remain unchanged during the period, the Gross FVL will increase, resulting in a realized loss. The realized loss occurs primarily because, during the period, we will collect premium while paying little or no claims on our GLB reinsurance (since most policies are not eligible to annuitize until 2013 or later). This increases the Gross FVL because future premiums are lower by the amount collected in the quarter, and also because future claims are discounted for a shorter period. We refer to this increase in Gross FVL as "timing effect". The unfavorable impact of timing effect on our Gross FVL in a quarter is not reflected in the sensitivity tables below. For this reason, when using the tables below to estimate the sensitivity of Gross FVL in the first quarter 2013 to various changes, it is necessary to assume an additional $30 million to $60 million increase in Gross FVL and realized losses. However, the impact to Net income is substantially mitigated because the majority of this realized loss is offset by the positive quarterly run rate of life underwriting income generated by the variable annuity guarantee reinsurance portfolio if markets remain unchanged during the period. Note that both the timing effect and the quarterly run rate of life underwriting income change over time as the book ages.

Interest Rate Shock (in millions of U.S. dollars)		Worldwide Equity Shock +10%	Flat	-10%	-20%	-30%	-40%
+100 bps	(Increase)/decrease in Gross FVL	$ 606	$ 348	$ 34	$ (351)	$ (793)	$ (1,292)
	Increase/(decrease) in hedge value	(239)	(8)	226	463	703	947
	Increase/(decrease) in net income	$ 367	$ 340	$ 260	$ 112	$ (90)	$ (345)
Flat	(Increase)/decrease in Gross FVL	$ 319	$ —	$ (389)	$ (838)	$ (1,340)	$ (1,884)
	Increase/(decrease) in hedge value	(236)	(4)	230	468	709	953
	Increase/(decrease) in net income	$ 83	$ (4)	$ (159)	$ (370)	$ (631)	$ (931)
-100 bps	(Increase)/decrease in Gross FVL	$ (110)	$ (504)	$ (960)	$ (1,469)	$ (2,015)	$ (2,584)
	Increase/(decrease) in hedge value	(234)	(1)	234	473	714	959
	Increase/(decrease) in net income	$ (344)	$ (505)	$ (726)	$ (996)	$ (1,301)	$ (1,625)

Sensitivities to Other Economic Variables	AA-rated Credit Spreads		Interest Rate Volatility		Equity Volatility	
(in millions of U.S. dollars)	+100	-100	+2%	-2%	+2%	-2%
(Increase)/decrease in Gross FVL	$ 145	$ (152)	$ (3)	$ —	$ (22)	$ 20
Increase/(decrease) in hedge value	—	—	—	—	(1)	(8)
Increase/(decrease) in net income	$ 145	$ (152)	$ (3)	$ —	$ (23)	$ 12

Sensitivities to Actuarial Assumptions	Mortality			
(in millions of U.S. dollars)	+20%	+10%	-10%	-20%
(Increase)/decrease in Gross FVL	$ 35	$ 17	$ (18)	$ (36)
Increase/(decrease) in hedge value	—	—	—	—
Increase/(decrease) in net income	$ 35	$ 17	$ (18)	$ (36)

	Lapses			
(in millions of U.S. dollars)	+50%	+25%	-25%	-50%
(Increase)/decrease in Gross FVL	$ 380	$ 209	$ (251)	$ (554)
Increase/(decrease) in hedge value	—	—	—	—
Increase/(decrease) in net income	$ 380	$ 209	$ (251)	$ (554)

	Annuitization			
(in millions of U.S. dollars)	+50%	+25%	-25%	-50%
(Increase)/decrease in Gross FVL	$ (344)	$ (197)	$ 245	$ 545
Increase/(decrease) in hedge value	—	—	—	—
Increase/(decrease) in net income	$ (344)	$ (197)	$ 245	$ 545

The above tables assume equity shocks impact all global equity markets equally and that the interest rate shock is a parallel shift in the U.S. yield curve. Our liabilities are sensitive to global equity markets in the following proportions: 70 percent—80 percent U.S. equity, 10 percent—20 percent international equity ex-Japan, 5 percent—15 percent Japan equity. Our current hedge portfolio is sensitive to global equity markets in the following proportions: 100 percent U.S. equity. We would suggest using the S&P 500 index as a proxy for U.S. equity, the MSCI EAFE index as a proxy for international equity, and the TOPIX as a proxy for Japan equity.

Our liabilities are also sensitive to global interest rates at various points on the yield curve, mainly the U.S. Treasury curve in the following proportions: 5 percent—15 percent short-term rates (maturing in less than 5 years), 20 percent—30 percent medium-term rates (maturing between 5 years and 10 years, inclusive), and 60 percent—70 percent long-term rates (maturing beyond 10 years). A change in AA-rated credit spreads (AA-rated credit spreads are a proxy for both our own credit spreads and the credit spreads of the ceding insurers) impacts the rate used to discount cash flows in the fair value model. The hedge sensitivity is from December 31, 2012 market levels and includes the impact of an adjustment to the hedge portfolio made subsequent to that date.

The above sensitivities are not directly additive because changes in one factor will affect the sensitivity to changes in other factors. Also, the sensitivities do not scale linearly and may be proportionally greater for larger movements in the market factors. Sensitivities may also vary due to foreign exchange rate fluctuations. The calculation of the FVL is based on internal models that include assumptions regarding future policyholder behavior, including lapse, annuitization, and asset allocation. These assumptions impact both the absolute level of the FVL as well as the sensitivities to changes in market factors shown above. Additionally, actual sensitivity of our net income may differ from those disclosed in the tables above due to differences between short-term market movements and management judgment regarding the long-term assumptions implicit in our benefit ratios. Furthermore, the sensitivities above could vary by multiples of the sensitivities in the tables above.

Variable Annuity Net Amount at Risk

a) Reinsurance covering the GMDB risk only

The table below presents the net amount at risk at December 31, 2012 following an immediate change in equity market levels, assuming all global equity markets are impacted equally.

	Equity Shock					
(in millions of U.S. dollars, except percentages)	+20%	Flat	-20%	-40%	-60%	-80%
GMDB net amount at risk	$1,068	$ 1,314	$1,853	$2,187	$2,112	$1,798
Claims at 100% immediate mortality	702	495	333	303	272	242

At December 31, 2012 and 2011 the net amount at risk from reinsurance programs covering the GMDB risk only was $1.3 billion and $1.8 billion, respectively.

For reinsurance programs covering the GMDB risk only, the net amount at risk is defined as the present value of future claim payments under the following assumptions:

- policy account values and guaranteed values are fixed at the valuation date (December 31, 2012 and 2011, respectively);
- there are no lapses or withdrawals;
- mortality according to 100 percent of the Annuity 2000 mortality table;
- future claims are discounted in line with the discounting assumption used in the calculation of the benefit reserve averaging between 1.0 percent and 2.0 percent; and
- reinsurance coverage ends at the earlier of the maturity of the underlying variable annuity policy or the reinsurance treaty.

The total claim amount payable on reinsurance programs covering the GMDB risk only, if all the cedants' policyholders were to die immediately at December 31, 2012 was approximately $495 million. This takes into account all applicable reinsurance treaty claim limits.

The treaty claim limits function as a ceiling on the net amount at risk as equity markets fall. In addition, the claims payable if all of the policyholders were to die immediately declines as equity markets fall due to the specific nature of these claim limits, many of which are annual claim limits calculated as a percentage of the reinsured account value. There is also some impact due to a small portion of the GMDB reinsurance under which claims are positively correlated to equity markets (claims decrease as equity markets fall).

b) Reinsurance covering the GLB risk only

The table below presents the net amount at risk at December 31, 2012 following an immediate change in equity market levels, assuming all global equity markets are impacted equally.

	Equity Shock					
(in millions of U.S. dollars, except percentages)	+20%	Flat	-20%	-40%	-60%	-80%
GLB net amount at risk	$ 154	$ 445	$ 1,073	$ 1,872	$ 2,478	$ 2,625

At December 31, 2012 and 2011, the net amount at risk from reinsurance programs covering the GLB risk only was $445 million and $380 million, respectively.

For reinsurance programs covering the GLB risk only, the net amount at risk is defined as the present value of future claim payments under the following assumptions:

- policy account values and guaranteed values are fixed at the valuation date (December 31, 2012 and 2011, respectively);
- there are no deaths, lapses, or withdrawals;
- policyholders annuitize at a frequency most disadvantageous to ACE (in other words, annuitization at a level that maximizes claims taking into account the treaty limits) under the terms of the reinsurance contracts;
- for annuitizing policyholders, the GMIB claim is calculated using interest rates in line with those used in calculating the reserve;
- future claims are discounted in line with the discounting assumption used in the calculation of the benefit reserve averaging between 3.5 percent and 4.5 percent; and
- reinsurance coverage ends at the earlier of the maturity of the underlying variable annuity policy or the reinsurance treaty.

The treaty claim limits cause the net amount at risk to increase at a declining rate as equity markets fall.

c) Reinsurance covering both the GMDB and GLB risks on the same underlying policyholders

The table below presents the net amount at risk at December 31, 2012 following an immediate change in equity market levels, assuming all global equity markets are impacted equally.

	Equity Shock					
(in millions of U.S. dollars, except percentages)	+20%	Flat	-20%	-40%	-60%	-80%
GMDB net amount at risk	$ 77	$ 116	$ 161	$ 203	$ 242	$ 285
GLB net amount at risk	270	655	1,233	1,866	2,386	2,684
Claims at 100% immediate mortality	312	640	959	1,192	1,390	1,581

At December 31, 2012 and 2011, the GMDB net amount at risk from reinsurance programs covering both the GMDB and GLB risks on the same underlying policyholders was $116 million and $182 million, respectively.

At December 31, 2012 and 2011, the GLB net amount at risk from reinsurance programs covering both the GMDB and GLB risks on the same underlying policyholders was $655 million and $998 million, respectively.

These net amounts at risk reflect the interaction between the two types of benefits on any single policyholder (eliminating double-counting), and therefore the net amounts at risk should be considered additive.

In addition, the table presents the total claim amount payable on reinsurance programs covering both the GMDB and GLB risks on the same underlying policyholders, if all of the cedants' policyholders were to die immediately at December 31, 2012. This takes into account all applicable reinsurance treaty claim limits. Although this calculation shows an increase in death claims resulting from 100 percent immediate mortality of all policyholders, the GLB claims would be zero in this scenario.

For reinsurance programs covering both the GMDB and GLB risks on the same underlying policyholders, the net amount at risk is defined as the present value of future claim payments under the following assumptions:

- policy account values and guaranteed values are fixed at the valuation date (December 31, 2012 and 2011, respectively);
- there are no lapses, or withdrawals;
- mortality according to 100 percent of the Annuity 2000 mortality table;
- policyholders annuitize at a frequency most disadvantageous to ACE (in other words, annuitization at a level that maximizes claims taking into account the treaty limits) under the terms of the reinsurance contracts;
- for annuitizing policyholders, the GMIB claim is calculated using interest rates in line with those used in calculating the reserve;
- future claims are discounted in line with the discounting assumption used in the calculation of the benefit reserve averaging between 1.5 percent and 2.5 percent; and
- reinsurance coverage ends at the earlier of the maturity of the underlying variable annuity policy or the reinsurance treaty.

The treaty limits control the increase in the GMDB net amount at risk as equity markets fall. The GMDB net amount at risk continues to grow as equity markets fall because most of these reinsurance treaties do not have annual claim limits calculated as a percentage of the underlying account value.

The treaty limits cause the GLB net amount at risk to increase at a declining rate as equity markets fall.

ITEM 8. Financial Statements and Supplementary Data

The financial statements and supplementary data required by Regulation S-X are included in this Form 10-K commencing on page F-1.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in, or any disagreements with, accountants on accounting and financial disclosure within the two years ended December 31, 2012.

ITEM 9A. Controls and Procedures

ACE's management, with the participation of ACE's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of ACE's disclosure controls and procedures as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 as of December 31, 2012. Based upon that evaluation, ACE's Chief Executive Officer and Chief Financial Officer concluded that ACE's disclosure controls and procedures are effective in allowing information required to be disclosed in reports filed under the Securities and Exchange Act of 1934 to be recorded, processed, summarized, and reported within time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to ACE's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in ACE's internal controls over financial reporting during the three months ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, ACE's internal controls over financial reporting. ACE's management report on internal control over financial reporting is included on page F-3 and PricewaterhouseCoopers LLP's audit report is included on page F-4.

ITEM 9B. Other Information

Item not applicable.

ITEM 10. Directors, Executive Officers and Corporate Governance

Information pertaining to this item is incorporated by reference to the sections entitled "Election of Directors", "Corporate Governance – Director Independence and Other Information," "Corporate Governance – Did Our Officers and Directors Comply with Section 16(a) Beneficial Ownership Reporting in 2012?", "Corporate Governance – How Are Directors Nominated?", and "Corporate Governance – The Committees of the Board – The Audit Committee" of the definitive proxy statement for the 2013 Annual General Meeting of Shareholders which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to regulation 14A. Also incorporated herein by reference is the text under the caption "Executive Officers of the Registrant" appearing at the end of Part I of the Annual Report on Form 10-K.

Code of Ethics

ACE has adopted a Code of Conduct, which sets forth standards by which all ACE employees, officers, and directors must abide as they work for ACE. ACE has posted this Code of Conduct on its Internet site (www.acegroup.com, under Investor Information / Corporate Governance / Integrity First: The ACE Code of Conduct). ACE intends to disclose on its Internet site any amendments to, or waivers from, its Code of Conduct that are required to be publicly disclosed pursuant to the rules of the SEC or the New York Stock Exchange.

ITEM 11. Executive Compensation

This item is incorporated by reference to the section entitled "Executive Compensation" of the definitive proxy statement for the 2013 Annual General Meeting of Shareholders which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

This item is incorporated by reference to the sections entitled "Approval of ACE Limited 2004 Long-Term Incentive Plan as Amended Through the Sixth Amendment" and "Information About our Share Ownership" of the definitive proxy statement for the 2013 Annual General Meeting of Shareholders which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

ITEM 13. Certain Relationships and Related Transactions and Director Independence

This item is incorporated by reference to the sections entitled "Corporate Governance – What Is Our Related Party Transactions Approval Policy and What Procedures Do We Use to Implement It?", "Corporate Governance – What Related Person Transactions Do We Have?", and "Corporate Governance – Director Independence and Other Information" of the definitive proxy statement for the 2013 Annual General Meeting of Shareholders which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

ITEM 14. Principal Accounting Fees and Services

This item is incorporated by reference to the section entitled "Election of Auditors – Ratification of appointment of PricewaterhouseCoopers LLP (United States) as independent registered public accounting firm for purposes of United States securities law reporting for the year ending December 31, 2013" of the definitive proxy statement for the 2013 Annual General Meeting of Shareholders which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

ITEM 15. Exhibits, Financial Statement Schedules

(a) Financial Statements, Schedules, and Exhibits

Other schedules have been omitted as they are not applicable to ACE, or the required information has been included in the Consolidated Financial Statements and related notes.

3. Exhibits

		Incorporated by Reference			
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	Filed Herewith
3.1	Articles of Association of the Company, as amended and restated	8-K	3	December 20, 2012	
3.2	Organizational Regulations of the Company, as amended and restated	8-K	3	August 15, 2012	
4.1	Articles of Association of the Company, as amended and restated	8-K	4	December 20, 2012	
4.2	Organizational Regulations of the Company, as amended and restated	8-K	4	August 15, 2012	
4.3	Specimen share certificate representing Common Shares	8-K	4.3	July 18, 2008	
4.4	Form of 2.6 percent Senior Notes due 2015	8-K	4.1	November 23, 2010	
4.5	Indenture, dated March 15, 2002, between ACE Limited and Bank One Trust Company, N.A.	8-K	4.1	March 22, 2002	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Original Number	Date Filed	
4.6	Senior Indenture, dated August 1, 1999, among ACE INA Holdings, Inc., ACE Limited and Bank One, N.A. (formerly The First National Bank of Chicago), as trustee	S-3/A	4.5	August 12, 1999	
4.7	Indenture, dated November 30, 1999, among ACE INA Holdings, Inc. and Bank One Trust Company, N.A., as trustee	10-K	10.38	March 29, 2000	
4.8	Indenture, dated December 1, 1999, among ACE INA Holdings, Inc., ACE Limited and Bank One Trust Company, National Association, as trustee	10-K	10.41	March 29, 2000	
4.9	Amended and Restated Trust Agreement, dated March 31, 2000, among ACE INA Holdings, Inc., Bank One Trust Company, National Association, as property trustee, Bank One Delaware Inc., as Delaware trustee and the administrative trustees named therein	10-K	4.17	March 16, 2006	
4.10	Common Securities Guarantee Agreement, dated March 31, 2000	10-K	4.18	March 16, 2006	
4.11	Capital Securities Guarantee Agreement, dated March 31, 2000	10-K	4.19	March 16, 2006	
10.1	Agreement and Plan of Merger by and among Rain and Hail Insurance Service, Inc., Steve C. Harms, as shareholders' representative, ACE American Insurance Company, Raha Iowa Acquisition Corp. and ACE Limited	10-Q	10.1	November 8, 2010	
10.2*	Form of Indemnification Agreement between the Company and individuals who became directors of the Company after the Company's redomestication to Switzerland	10-Q	10.1	August 6, 2010	
10.3*	Second Amended and Restated Indemnification Agreement in the form executed between the Company and directors (except for Olivier Steimer) and/or officers	10-Q	10.1	August 7, 2007	
10.4*	Indemnification agreement between the Company and Olivier Steimer, dated November 20, 2008	10-K	10.2	February 27, 2009	
10.5	First Amendment dated as of November 21, 2012, to the Letter of credit facility agreements dated November 18, 2010, between ACE Limited and Lloyds TSB Bank PLC				X

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Original Number	Date Filed	
10.6	Letter of credit facility agreements dated November 18, 2010, between ACE Limited and Lloyds TSB Bank PLC	10-K	10.5	February 25, 2011	
10.7	First Amendment dated as of November 21, 2012, to the Letter of credit facility agreements dated November 18, 2010, between ACE Limited and ING Bank N.V., London Branch				X
10.8	Letter of credit facility agreements dated November 18, 2010, between ACE Limited and ING Bank N.V., London Branch	10-K	10.6	February 25, 2011	
10.9	First Amendment dated as of November 21, 2012, to the Letter of credit facility agreements dated November 18, 2010, between ACE Limited and The Bank of Tokyo-Mitsibushi UFJ, Ltd., New York Branch				X
10.10	Letter of credit facility agreements dated November 18, 2010, between ACE Limited and The Bank of Tokyo-Mitsibushi UFJ, Ltd., New York Branch	10-K	10.7	February 25, 2011	
10.11	First Amendment dated as of November 21, 2012, to the Letter of credit facility agreements dated November 18, 2010, between ACE Limited and The Royal Bank of Scotland PLC				X
10.12	Letter of credit facility agreements dated November 18, 2010, between ACE Limited and The Royal Bank of Scotland PLC	10-K	10.8	February 25, 2011	
10.13	Credit Agreement for $1,000,000,000 Senior Unsecured Letter of Credit Facility, dated as of November 6, 2012, among ACE Limited, and certain subsidiaries and Wells Fargo Bank, National Association as Administrative Agent, the Swingline Bank and an Issuing Bank				X
10.14*	Employment Terms dated October 29, 2001, between ACE Limited and Evan Greenberg	10-K	10.64	March 27, 2003	
10.15*	Employment Terms dated November 2, 2001, between ACE Limited and Philip V. Bancroft	10-K	10.65	March 27, 2003	
10.16*	Executive Severance Agreement between ACE Limited and Philip Bancroft, effective January 2, 2002	10-Q	10.1	May 10, 2004	
10.17*	Letter Regarding Executive Severance between ACE Limited and Philip V. Bancroft	10-K	10.17	February 25, 2011	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Original Number	Date Filed	Filed Herewith
10.18*	Employment Terms dated February 25, 2005, between ACE Limited and Robert Cusumano	10-K	10.21	March 1, 2007	
10.19*	Employment Terms dated April 10, 2006, between ACE and John Keogh	10-K	10.29	February 29, 2008	
10.20*	Executive Severance Agreement between ACE and John Keogh	10-K	10.30	February 29, 2008	
10.21*	ACE Limited Executive Severance Plan as amended effective May 18, 2011	10-K	10.21	February 24, 2012	
10.22*	Form of employment agreement between the Company (or subsidiaries of the Company) and executive officers of the Company to allocate a percentage of aggregate salary to the Company (or subsidiaries of the Company)	8-K	10.1	July 16, 2008	
10.23*	Description of Executive Officer Cash Compensation for 2011	10-Q	10.1	November 3, 2011	
10.24*	Description of Directors Compensation	10-Q	10.2	November 3, 2011	
10.25*	ACE Limited Annual Performance Incentive Plan	S-1	10.13	January 21, 1993	
10.26*	ACE Limited Elective Deferred Compensation Plan (as amended and restated effective January 1, 2005)	10-K	10.24	March 16, 2006	
10.27*	ACE USA Officer Deferred Compensation Plan (as amended through January 1, 2001)	10-K	10.25	March 16, 2006	
10.28*	ACE USA Officer Deferred Compensation Plan (as amended and restated effective January 1, 2009)	10-K	10.36	February 27, 2009	
10.29*	First Amendment to the Amended and Restated ACE USA Officers Deferred Compensation Plan	10-K	10.28	February 25, 2010	
10.30*	Form of Swiss Mandatory Retirement Benefit Agreement (for Swiss-employed named executive officers)	10-Q	10.2	May 7, 2010	
10.31*	ACE Limited Supplemental Retirement Plan (as amended and restated effective July 1, 2001)	10-Q	10.1	November 14, 2001	
10.32*	Amendments to the ACE Limited Supplemental Retirement Plan and the ACE Limited Elective Deferred Compensation Plan	10-K	10.38	February 29, 2008	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Original Number	Date Filed	
10.33*	ACE Limited Elective Deferred Compensation Plan (as amended and restated effective January 1, 2009)	10-K	10.39	February 27, 2009	
10.34*	Deferred Compensation Plan amendments, effective January 1, 2009	10-K	10.40	February 27, 2009	
10.35*	Amendment to the ACE Limited Supplemental Retirement Plan	10-K	10.39	February 29, 2008	
10.36*	Amendment and restated ACE Limited Supplemental Retirement Plan, effective January 1, 2009	10-K	10.42	February 27, 2009	
10.37*	ACE USA Supplemental Employee Retirement Savings Plan	10-Q	10.6	May 15, 2000	
10.38*	ACE USA Supplemental Employee Retirement Savings Plan (as amended through the Second Amendment)	10-K	10.30	March 1, 2007	
10.39*	ACE USA Supplemental Employee Retirement Savings Plan (as amended through the Third Amendment)	10-K	10.31	March 1, 2007	
10.40*	ACE USA Supplemental Employee Retirement Savings Plan (as amended and restated)	10-K	10.46	February 27, 2009	
10.41*	First Amendment to the Amended and Restated ACE USA Supplemental Employee Retirement Savings Plan	10-K	10.39	February 25, 2010	
10.42*	The ACE Limited 1995 Outside Directors Plan (as amended through the Seventh Amendment)	10-Q	10.1	August 14, 2003	
10.43*	Board of Directors Resolution Amending Option Awards for Gary Stuart	10-Q	10.2	May 8, 2009	
10.44*	ACE Limited 1995 Long-Term Incentive Plan (as amended through the Third Amendment)	10-K	10.33	March 1, 2007	
10.45*	ACE Limited 1998 Long-Term Incentive Plan (as amended through the Fourth Amendment)	10-K	10.34	March 1, 2007	
10.46*	ACE Limited 1999 Replacement Long-Term Incentive Plan	10-Q	10.1	November 15, 1999	
10.47*	ACE Limited Rules of the Approved U.K. Stock Option Program	10-Q	10.2	February 13, 1998	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Original Number	Date Filed	
10.48*	ACE Limited 2004 Long-Term Incentive Plan (as amended through the Fifth Amendment)	8-K	10	May 21, 2010	
10.49*	Revised Form of Restricted Stock Award Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.3	November 8, 2006	
10.50*	Form of Restricted Stock Award Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-K	10.54	February 27, 2009	
10.51*	Form of Restricted Stock Award Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-K	10.55	February 27, 2009	
10.52*	Director Restricted Stock Award Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.1	November 9, 2009	
10.53*	Form of Restricted Stock Unit Award Terms under the ACE Limited 2004 Long-Term Incentive Plan	8-K	10.3	September 13, 2004	
10.54*	Form of Restricted Stock Unit Award Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.4	November 8, 2006	
10.55*	Form of Restricted Stock Unit Award Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.1	May 8, 2008	
10.56*	Form of Restricted Stock Unit Award Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.2	May 8, 2008	
10.57*	Form of Restricted Stock Unit Award Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-K	10.60	February 27, 2009	
10.58*	Form of Incentive Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan	8-K	10.4	September 13, 2004	
10.59*	Form of Incentive Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.4	May 8, 2008	
10.60*	Form of Incentive Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-K	10.63	February 27, 2009	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Original Number	Date Filed	Filed Herewith
10.61*	Form of Non-Qualified Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan	8-K	10.5	September 13, 2004	
10.62*	Form of Non-Qualified Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.3	May 8, 2008	
10.63*	Form of Performance Based Restricted Stock Award Terms under the ACE Limited 2004 Long-Term Incentive Plan, as updated through May 4, 2006	10-Q	10.3	May 5, 2006	
10.64*	Revised Form of Performance Based Restricted Stock Award Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.2	November 8, 2006	
10.65*	Revised Form of Performance Based Restricted Stock Award Terms under The ACE Limited 2004 Long-Term Incentive Plan	10-K	10.65	February 25, 2011	
10.66*	Form of Restricted Stock Unit Award Terms (for outside directors) under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.2	November 7, 2007	
10.67*	Form of Restricted Stock Unit Award Terms (for outside directors) under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.2	August 7, 2009	
10.68*	Form of Incentive Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan for Messrs. Greenberg and Cusumano	10-Q	10.1	August 4, 2011	
10.69*	Form of Non-Qualified Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan for Messrs. Greenberg and Cusumano	10-Q	10.2	August 4, 2011	
10.70*	Form of Restricted Stock Award Terms under the ACE Limited 2004 Long-Term Incentive Plan for Messrs. Greenberg and Cusumano	10-Q	10.3	August 4, 2011	
10.71*	ACE Limited Employee Stock Purchase Plan, as amended	8-K	10.1	May 22, 2012	
10.72*	Form of Performance Based Restricted Stock Award Terms under the ACE Limited 2004 Long-Term Incentive Plan for Messrs. Greenberg and Cusumano	10-K	10.72	February 24, 2012	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Original Number	Date Filed	
10.73	Second Amended and Restated Credit Agreement for $500,000,000 dated as of November 8, 2007, among ACE Limited, certain subsidiaries, various lenders and J.P. Morgan Securities Inc. and Barclays Capital as joint lead arrangers and joint bookrunners	8-K	10.2	November 14, 2007	
10.74	First Amendment and Waiver dated July 10, 2008, to the Second Amended and Restated Credit Agreement for $500,000,000 dated as of November 8, 2007, among ACE Limited, certain subsidiaries, various lenders and J.P. Morgan Securities Inc. and Barclays Capital as joint lead arrangers and joint bookrunners	8-K	10.6	July 16, 2008	
10.75	Letter of Credit Agreement for $500,000,000, dated June 16, 2009, among ACE Limited, and Deutsche Bank, New York Branch	10-Q	10.1	August 7, 2009	
12.1	Ratio of earnings to fixed charges and preferred share dividends calculation				X
21.1	Subsidiaries of the Company				X
23.1	Consent of PricewaterhouseCoopers LLP				X
31.1	Certification Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002				X
31.2	Certification Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002				X
32.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002				X
32.2	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002				X
101	The following financial information from ACE Limited's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL: (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2012, 2011, and 2010; (iii) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011, and 2010; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010; and (v) Notes to the Consolidated Financial Statements				X

* Management Contract or Compensation Plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE LIMITED

By: /s/ Philip V. Bancroft

Philip V. Bancroft
Chief Financial Officer

February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Evan G. Greenberg **Evan G. Greenberg**	President, Chairman, Chief Executive Officer; Director	February 28, 2013
/s/ Philip V. Bancroft **Philip V. Bancroft**	Chief Financial Officer (Principal Financial Officer)	February 28, 2013
/s/ Paul B. Medini **Paul B. Medini**	Chief Accounting Officer (Principal Accounting Officer)	February 28, 2013
/s/ Michael G. Atieh **Michael G. Atieh**	Director	February 28, 2013
/s/ Mary A. Cirillo **Mary A. Cirillo**	Director	February 28, 2013
/s/ Michael P. Connors **Michael P. Connors**	Director	February 28, 2013
/s/ Robert M. Hernandez **Robert M. Hernandez**	Director	February 28, 2013
/s/ Peter Menikoff **Peter Menikoff**	Director	February 28, 2013

Signature	Title	Date
/s/ Leo F. Mullin **Leo F. Mullin**	Director	February 28, 2013
/s/ Thomas J. Neff **Thomas J. Neff**	Director	February 28, 2013
/s/ Robert Ripp **Robert Ripp**	Director	February 28, 2013
/s/ Eugene B. Shanks, Jr. **Eugene B. Shanks, Jr.**	Director	February 28, 2013
/s/ Theodore Shasta **Theodore Shasta**	Director	February 28, 2013
/s/ Olivier Steimer **Olivier Steimer**	Director	February 28, 2013

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ACE LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Financial Statements

The consolidated financial statements of ACE Limited (ACE) were prepared by management, who are responsible for their reliability and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed estimates and judgments of management. Financial information elsewhere in this annual report is consistent with that in the consolidated financial statements.

The Board of Directors, operating through its Audit Committee, which is composed entirely of directors who are not officers or employees of ACE, provides oversight of the financial reporting process and safeguarding of assets against unauthorized acquisition, use or disposition. The Audit Committee annually recommends the appointment of an independent registered public accounting firm and submits its recommendation to the Board of Directors for approval.

The Audit Committee meets with management, the independent registered public accountants and the internal auditor; approves the overall scope of audit work and related fee arrangements; and reviews audit reports and findings. In addition, the independent registered public accountants and the internal auditor meet separately with the Audit Committee, without management representatives present, to discuss the results of their audits; the adequacy of ACE's internal control; the quality of its financial reporting; and the safeguarding of assets against unauthorized acquisition, use or disposition.

The consolidated financial statements have been audited by an independent registered public accounting firm, PricewaterhouseCoopers LLP, who were given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees of the Board. ACE believes that all representations made to our independent registered public accountants during their audits were valid and appropriate.

Internal Control over Financial Reporting

The management of ACE is responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2012, management has evaluated the effectiveness of ACE's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control - Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, we have concluded that ACE's internal control over financial reporting was effective as of December 31, 2012.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the consolidated financial statements of ACE included in this Annual Report, has issued a report on the effectiveness of ACE's internal controls over financial reporting as of December 31, 2012. The report, which expresses an unqualified opinion on the effectiveness of ACE's internal control over financial reporting as of December 31, 2012, is included in this Item under "Report of Independent Registered Public Accounting Firm" and follows this statement.

/s/ Evan G. Greenberg	/s/ Philip V. Bancroft
Evan G. Greenberg	Philip V. Bancroft
Chairman, President and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ACE Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of ACE Limited and its subsidiaries (the "Company") at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15 (2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Internal Control Over Financial Reporting, appearing in Management's Responsibility for Financial Statements and Internal Controls Over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 28, 2013

CONSOLIDATED BALANCE SHEETS

ACE Limited and Subsidiaries

(in millions of U.S. dollars, except share and per share data)	December 31 2012	December 31 2011
Assets		
Investments		
Fixed maturities available for sale, at fair value (amortized cost – $44,666 and $40,450) (includes hybrid financial instruments of $309 and $357)	$ 47,306	$ 41,967
Fixed maturities held to maturity, at amortized cost (fair value – $7,633 and $8,605)	7,270	8,447
Equity securities, at fair value (cost – $707 and $671)	744	647
Short-term investments, at fair value and amortized cost	2,228	2,301
Other investments (cost – $2,465 and $2,112)	2,716	2,314
Total investments	60,264	55,676
Cash	615	614
Securities lending collateral	1,791	1,375
Accrued investment income	552	547
Insurance and reinsurance balances receivable	4,147	4,387
Reinsurance recoverable on losses and loss expenses	12,078	12,389
Reinsurance recoverable on policy benefits	241	249
Deferred policy acquisition costs	1,873	1,548
Value of business acquired	614	676
Goodwill and other intangible assets	4,975	4,799
Prepaid reinsurance premiums	1,617	1,541
Deferred tax assets	453	673
Investments in partially-owned insurance companies (cost – $451 and $345)	454	352
Other assets	2,871	2,495
Total assets	$ 92,545	$ 87,321
Liabilities		
Unpaid losses and loss expenses	$ 37,946	$ 37,477
Unearned premiums	6,864	6,334
Future policy benefits	4,470	4,274
Insurance and reinsurance balances payable	3,472	3,542
Securities lending payable	1,795	1,385
Accounts payable, accrued expenses, and other liabilities	5,377	4,898
Income taxes payable	20	159
Short-term debt	1,401	1,251
Long-term debt	3,360	3,360
Trust preferred securities	309	309
Total liabilities	65,014	62,989
Commitments and contingencies		
Shareholders' equity		
Common Shares (CHF 28.89 and CHF 30.27 par value; 342,832,412 shares issued; 340,321,534 and 336,927,276 shares outstanding)	9,591	10,095
Common Shares in treasury (2,510,878 and 5,905,136 shares)	(159)	(327)
Additional paid-in capital	5,179	5,326
Retained earnings	10,033	7,327
Accumulated other comprehensive income (AOCI)	2,887	1,911
Total shareholders' equity	27,531	24,332
Total liabilities and shareholders' equity	$ 92,545	$ 87,321

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

ACE Limited and Subsidiaries

For the years ended December 31, 2012, 2011 and 2010 (in millions of U.S. dollars, except per share data)	2012	2011	2010
Revenues			
Net premiums written	**$ 16,075**	$ 15,372	$ 13,708
Change in unearned premiums	**(398)**	15	(204)
Net premiums earned	**15,677**	15,387	13,504
Net investment income	**2,181**	2,242	2,070
Net realized gains (losses):			
Other-than-temporary impairment (OTTI) losses gross	**(38)**	(65)	(128)
Portion of OTTI losses recognized in other comprehensive income (OCI)	**1**	15	69
Net OTTI losses recognized in income	**(37)**	(50)	(59)
Net realized gains (losses) excluding OTTI losses	**115**	(745)	491
Total net realized gains (losses)	**78**	(795)	432
Total revenues	**17,936**	16,834	16,006
Expenses			
Losses and loss expenses	**9,653**	9,520	7,579
Policy benefits	**521**	401	357
Policy acquisition costs	**2,446**	2,472	2,345
Administrative expenses	**2,096**	2,068	1,873
Interest expense	**250**	250	224
Other (income) expense	**(6)**	81	(10)
Total expenses	**14,960**	14,792	12,368
Income before income tax	**2,976**	2,042	3,638
Income tax expense	**270**	502	553
Net income	**$ 2,706**	$ 1,540	$ 3,085
Other comprehensive income			
Unrealized appreciation	**$ 1,350**	$ 646	$ 1,526
Reclassification adjustment for Net realized (gains) losses included in net income	**(234)**	(173)	(632)
	1,116	473	894
Change in:			
Cumulative translation adjustment	**116**	(5)	(7)
Pension liability	**(35)**	8	11
Other comprehensive income, before income tax	**1,197**	476	898
Income tax expense related to OCI items	**(221)**	(159)	(127)
Other comprehensive income	**976**	317	771
Comprehensive income	**$ 3,682**	$ 1,857	$ 3,856
Earnings per share			
Basic earnings per share	**$ 7.96**	$ 4.55	$ 9.08
Diluted earnings per share	**$ 7.89**	$ 4.52	$ 9.04

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

ACE Limited and Subsidiaries

For the years ended December 31, 2012, 2011 and 2010 (in millions of U.S. dollars)	2012	2011	2010
Common Shares			
Balance – beginning of year	**$ 10,095**	$ 10,161	$ 10,503
Net shares issued under employee share-based compensation plans	**—**	—	71
Exercise of stock options	**—**	47	30
Dividends declared on Common Shares-par value reduction	**(504)**	(113)	(443)
Balance – end of year	**9,591**	10,095	10,161
Common Shares in treasury			
Balance – beginning of year	**(327)**	(330)	(3)
Common Shares repurchased	**(7)**	(132)	(303)
Common Shares issued in treasury, net of net shares redeemed under employee share-based compensation plans	**175**	135	(24)
Balance – end of year	**(159)**	(327)	(330)
Additional paid-in capital			
Balance – beginning of year	**5,326**	5,623	5,526
Net shares redeemed under employee share-based compensation plans	**(93)**	(104)	(64)
Exercise of stock options	**(7)**	16	23
Share-based compensation expense and other	**135**	139	139
Funding of dividends declared to Retained earnings	**(200)**	(354)	—
Tax (expense) benefit on share-based compensation expense	**18**	6	(1)
Balance – end of year	**5,179**	5,326	5,623
Retained earnings			
Balance – beginning of year, as reported			2,818
Cumulative effect of adjustment resulting from adoption of new accounting guidance			(116)
Balance – beginning of year, as adjusted	**7,327**	5,787	2,702
Net income	**2,706**	1,540	3,085
Funding of dividends declared from Additional paid-in capital	**200**	354	—
Dividends declared on Common Shares	**(200)**	(354)	—
Balance – end of year	**10,033**	7,327	5,787
Deferred compensation obligation			
Balance – beginning of year	**—**	2	2
Decrease to obligation	**—**	(2)	—
Balance – end of year	**$ —**	$ —	$ 2

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)

ACE Limited and Subsidiaries

For the years ended December 31, 2012, 2011 and 2010 (in millions of U.S. dollars)	2012	2011	2010
Accumulated other comprehensive income			
Net unrealized appreciation on investments			
Balance – beginning of year	**$ 1,715**	$ 1,399	$ 657
Change in year, net of income tax expense of $(198), $(157), and $(152)	**918**	316	742
Balance – end of year	**2,633**	1,715	1,399
Cumulative translation adjustment			
Balance – beginning of year	**258**	262	240
Change in year, net of income tax (expense) benefit of $(35), $1, and $29	**81**	(4)	22
Balance – end of year	**339**	258	262
Pension liability adjustment			
Balance – beginning of year	**(62)**	(67)	(74)
Change in year, net of income tax (expense) benefit of $12, $(3) and $(4)	**(23)**	5	7
Balance – end of year	**(85)**	(62)	(67)
Accumulated other comprehensive income	**2,887**	1,911	1,594
Common Shares issued to employee trust			
Balance – beginning of year	**—**	(2)	(2)
Decrease in Common Shares	**—**	2	—
Balance – end of year	**—**	—	(2)
Total shareholders' equity	**$ 27,531**	$ 24,332	$ 22,835

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

ACE Limited and Subsidiaries

For the years ended December 31, 2012, 2011, and 2010 (in millions of U.S. dollars)	2012	2011	2010
Cash flows from operating activities			
Net income	**$ 2,706**	$ 1,540	$ 3,085
Adjustments to reconcile net income to net cash flows from operating activities			
Net realized (gains) losses	**(78)**	795	(432)
Amortization of premiums/discounts on fixed maturities	**220**	152	145
Deferred income taxes	**(7)**	15	110
Unpaid losses and loss expenses	**203**	43	(360)
Unearned premiums	**522**	9	262
Future policy benefits	**158**	78	48
Insurance and reinsurance balances payable	**(151)**	216	(172)
Accounts payable, accrued expenses, and other liabilities	**(42)**	39	130
Income taxes payable	**(167)**	39	10
Insurance and reinsurance balances receivable	**335**	(217)	50
Reinsurance recoverable on losses and loss expenses	**372**	531	626
Reinsurance recoverable on policy benefits	**52**	25	49
Deferred policy acquisition costs	**(340)**	(122)	(170)
Prepaid reinsurance premiums	**(123)**	(34)	(13)
Other	**335**	361	178
Net cash flows from operating activities	**3,995**	3,470	3,546
Cash flows from investing activities			
Purchases of fixed maturities available for sale	**(23,455)**	(23,823)	(29,985)
Purchases of to be announced mortgage-backed securities	**(389)**	(755)	(1,271)
Purchases of fixed maturities held to maturity	**(388)**	(340)	(616)
Purchases of equity securities	**(135)**	(309)	(794)
Sales of fixed maturities available for sale	**14,321**	17,176	23,096
Sales of to be announced mortgage-backed securities	**448**	795	1,183
Sales of equity securities	**119**	376	774
Maturities and redemptions of fixed maturities available for sale	**5,523**	3,720	3,660
Maturities and redemptions of fixed maturities held to maturity	**1,451**	1,279	1,353
Net derivative instruments settlements	**(281)**	(67)	(109)
Acquisition of subsidiaries (net of cash acquired of $8, $91, and $80)	**(98)**	(606)	(1,139)
Other	**(555)**	(482)	(333)
Net cash flows used for investing activities	**(3,439)**	(3,036)	(4,181)
Cash flows from financing activities			
Dividends paid on Common Shares	**(815)**	(459)	(435)
Common Shares repurchased	**(11)**	(195)	(235)
Proceeds from issuance of short-term debt	**2,933**	5,238	1,300
Repayment of short-term debt	**(2,783)**	(5,288)	(159)
Proceeds from issuance of long-term debt	**—**	—	699
Repayment of long-term debt	**—**	—	(500)
Proceeds from share-based compensation plans, including windfall tax benefits	**126**	139	62
Net cash flows (used for) from financing activities	**(550)**	(565)	732
Effect of foreign currency rate changes on cash and cash equivalents	**(5)**	(27)	6
Net increase (decrease) in cash	**1**	(158)	103
Cash – beginning of year	**614**	772	669
Cash – end of year	**$ 615**	$ 614	$ 772
Supplemental cash flow information			
Taxes paid	**$ 438**	$ 460	$ 434
Interest paid	**$ 240**	$ 234	$ 204

See accompanying notes to the consolidated financial statements

1. Summary of significant accounting policies

a) Basis of presentation

ACE Limited is a holding company incorporated in Zurich, Switzerland. ACE Limited, through its various subsidiaries, provides a broad range of insurance and reinsurance products to insureds worldwide. ACE operates through the following business segments: Insurance – North American, Insurance – Overseas General, Global Reinsurance, and Life. Refer to Note 15 for additional information.

The accompanying consolidated financial statements, which include the accounts of ACE Limited and its subsidiaries (collectively, ACE, we, us, or our), have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and, in the opinion of management, reflect all adjustments (consisting of normally recurring accruals) necessary for a fair statement of the results and financial position for such periods. All significant intercompany accounts and transactions have been eliminated.

Effective January 1, 2012, we retrospectively adopted new accounting guidance for costs associated with acquiring or renewing insurance contracts. Prior year amounts contained in this report have been adjusted to reflect this adoption. Refer to Note 1 s) below for additional information.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Amounts included in the consolidated financial statements reflect our best estimates and assumptions; actual amounts could differ materially from these estimates. ACE's principal estimates include:

- unpaid loss and loss expense reserves, including long-tail asbestos and environmental (A&E) reserves;
- future policy benefits reserves;
- the valuation of value of business acquired (VOBA) and amortization of deferred policy acquisition costs and VOBA;
- reinsurance recoverable, including a provision for uncollectible reinsurance;
- the assessment of risk transfer for certain structured insurance and reinsurance contracts;
- the valuation of the investment portfolio and assessment of OTTI;
- the valuation of deferred tax assets;
- the valuation of derivative instruments related to guaranteed living benefits (GLB); and
- the valuation of goodwill.

b) Premiums

Premiums are generally recognized as written upon inception of the policy. For multi-year policies for which premiums written are payable in annual installments, only the current annual premium is included as written at policy inception due to the ability of the insured/reinsured to commute or cancel coverage within the term of the policy. The remaining annual premiums are included as written at each successive anniversary date within the multi-year term.

For property and casualty (P&C) insurance and reinsurance products, premiums written are primarily earned on a pro-rata basis over the terms of the policies to which they relate. Unearned premiums represent the portion of premiums written applicable to the unexpired portion of the policies in force. For retrospectively-rated policies, written premiums are adjusted to reflect expected ultimate premiums consistent with changes to reported losses, or other measures of exposure as stated in the policy, and earned over the coverage period of the policy. For retrospectively-rated multi-year policies, the amount of premiums recognized in the current period is computed, using a with-and-without method, as the difference between the ceding enterprise's total contract costs before and after the experience under the contract at the reporting date. Accordingly, for retrospectively-rated multi-year policies, additional premiums are generally written and earned when losses are incurred.

Mandatory reinstatement premiums assessed on reinsurance policies are earned in the period of the loss event that gave rise to the reinstatement premiums. All remaining unearned premiums are recognized over the remaining coverage period.

Premiums from long duration contracts such as certain traditional term life, whole life, endowment, and long duration personal accident and health (A&H) policies are generally recognized as revenue when due from policyholders. Traditional life policies include those contracts with fixed and guaranteed premiums and benefits. Benefits and expenses are matched with such income to result in the recognition of profit over the life of the contracts.

Retroactive loss portfolio transfer (LPT) contracts in which the insured loss events occurred prior to the inception of the contract are evaluated to determine whether they meet the established criteria for reinsurance accounting. If reinsurance accounting is appropriate, written premiums are fully earned and corresponding losses and loss expenses recognized at the inception of the contract. The contracts can cause significant variances in gross premiums written, net premiums written, net premiums earned, and net incurred losses in the years in which they are written. Reinsurance contracts sold not meeting the established criteria for reinsurance accounting are recorded using the deposit method as described below in Note 1 k).

Reinsurance premiums assumed are based on information provided by ceding companies supplemented by our own estimates of premium when we have not received ceding company reports. The information used in establishing these estimates is reviewed and adjustments are recorded in the period in which they are determined. These premiums are earned over the coverage terms of the related reinsurance contracts and range from one to three years.

c) Deferred policy acquisition costs and value of business acquired

Policy acquisition costs consist of commissions, premium taxes, and certain underwriting costs related directly to the successful acquisition of new or renewal insurance contracts. A VOBA intangible asset is established upon the acquisition of blocks of long duration contracts and represents the present value of estimated net cash flows for the contracts in force at the time of the acquisition. Acquisition costs and VOBA, collectively policy acquisition costs, are deferred and amortized. This amortization is recorded in Policy acquisition costs in the consolidated statements of operations. Policy acquisition costs on P&C contracts are generally amortized ratably over the period in which premiums are earned. Policy acquisition costs on traditional long-duration contracts are amortized over the estimated life of the contracts, generally in proportion to premium revenue recognized. For non-traditional long- duration contracts, we amortize policy acquisition costs over the expected life of the contracts in proportion to estimates of expected gross profits. The effect of changes in estimates of expected gross profits is reflected in the period that the estimates are revised. Policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. Unrecoverable costs are expensed in the period identified.

Advertising costs are expensed as incurred except for direct-response campaigns that qualify for cost deferral, principally related to A&H business produced by the Insurance – Overseas General segment, which are deferred and recognized as a component of policy acquisition costs. For individual direct-response marketing campaigns that we can demonstrate have specifically resulted in incremental sales to customers and such sales have probable future economic benefits, incremental costs directly related to the marketing campaigns are capitalized. Deferred marketing costs are reviewed regularly for recoverability from future income, including investment income, and amortized in proportion to premium revenue recognized, primarily over a ten-year period, the expected economic future benefit period. The expected future benefit period is evaluated periodically based on historical results and adjusted prospectively. The amount of deferred marketing costs reported in Deferred policy acquisition costs in the consolidated balance sheets was $274 million and $236 million at December 31, 2012 and 2011, respectively. The amortization expense for deferred marketing costs was $156 million, $128 million, and $115 million for the years ended December 31, 2012, 2011, and 2010, respectively.

d) Reinsurance

ACE assumes and cedes reinsurance with other insurance companies to provide greater diversification of business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve ACE of its primary obligation to its policyholders.

For both ceded and assumed reinsurance, risk transfer requirements must be met in order to account for a contract as reinsurance, principally resulting in the recognition of cash flows under the contract as premiums and losses. To meet risk transfer requirements, a reinsurance contract must include insurance risk, consisting of both underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity. To assess risk transfer for certain contracts, ACE generally develops expected discounted cash flow analyses at contract inception. Deposit accounting is used for contracts that do not meet risk transfer requirements. Deposit accounting requires that consideration received or paid be recorded in the balance sheet as opposed to recording premiums written or losses incurred in the statement of operations. Non-refundable fees on deposit contracts are earned based on the terms of the contract. Refer to Note 1 k).

Reinsurance recoverable includes the balances due from reinsurance companies for paid and unpaid losses and loss expenses and policy benefits that will be recovered from reinsurers, based on contracts in force. The method for determining the reinsurance recoverable on unpaid losses and loss expenses incurred but not reported (IBNR) involves actuarial estimates consistent with those used to establish the associated liability for unpaid losses and loss expenses as well as a determination of ACE's ability to cede unpaid losses and loss expenses.

Reinsurance recoverable is presented net of a provision for uncollectible reinsurance determined based upon a review of the financial condition of reinsurers and other factors. The provision for uncollectible reinsurance is based on an estimate of the amount of the reinsurance recoverable balance that will ultimately be unrecoverable due to reinsurer insolvency, a contractual dispute, or any other reason. The valuation of this provision includes several judgments including certain aspects of the allocation of reinsurance recoverable on IBNR claims by reinsurer and a default analysis to estimate uncollectible reinsurance. The primary components of the default analysis are reinsurance recoverable balances by reinsurer, net of collateral, and default factors used to determine the portion of a reinsurer's balance deemed uncollectible. The definition of collateral for this purpose requires some judgment and is generally limited to assets held in an ACE-only beneficiary trust, letters of credit, and liabilities held with the same legal entity for which ACE believes there is a contractual right of offset. The determination of the default factor is principally based on the financial strength rating of the reinsurer. Default factors require considerable judgment and are determined using the current financial strength rating, or rating equivalent, of each reinsurer as well as other key considerations and assumptions. The more significant considerations include, but are not necessarily limited to, the following:

- For reinsurers that maintain a financial strength rating from a major rating agency, and for which recoverable balances are considered representative of the larger population (i.e., default probabilities are consistent with similarly rated reinsurers and payment durations conform to averages), the financial rating is based on a published source and the default factor is based on published default statistics of a major rating agency applicable to the reinsurer's particular rating class. When a recoverable is expected to be paid in a brief period of time by a highly rated reinsurer, such as certain property catastrophe claims, a default factor may not be applied;
- For balances recoverable from reinsurers that are both unrated by a major rating agency and for which management is unable to determine a credible rating equivalent based on a parent, affiliate, or peer company, we determine a rating equivalent based on an analysis of the reinsurer that considers an assessment of the creditworthiness of the particular entity, industry benchmarks, or other factors as considered appropriate. We then apply the applicable default factor for that rating class. For balances recoverable from unrated reinsurers for which the ceded reserve is below a certain threshold, we generally apply a default factor of 34 percent, consistent with published statistics of a major rating agency;
- For balances recoverable from reinsurers that are either insolvent or under regulatory supervision, we establish a default factor and resulting provision for uncollectible reinsurance based on reinsurer-specific facts and circumstances. Upon initial notification of an insolvency, we generally recognize an expense for a substantial portion of all balances outstanding, net of collateral, through a combination of write-offs of recoverable balances and increases to the provision for uncollectible reinsurance. When regulatory action is taken on a reinsurer, we generally recognize a default factor by estimating an expected recovery on all balances outstanding, net of collateral. When sufficient credible information becomes available, we adjust the provision for uncollectible reinsurance by establishing a default factor pursuant to information received; and
- For other recoverables, management determines the provision for uncollectible reinsurance based on the specific facts and circumstances.

The methods used to determine the reinsurance recoverable balance and related provision for uncollectible reinsurance are regularly reviewed and updated and any resulting adjustments are reflected in earnings in the period identified.

Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired coverage terms of the reinsurance contracts in force.

The value of reinsurance business assumed of $32 million and $35 million at December 31, 2012 and 2011, respectively, included in Other assets in the accompanying consolidated balance sheets, represents the excess of estimated ultimate value of the liabilities assumed under retroactive reinsurance contracts over consideration received. The value of reinsurance business assumed is amortized and recorded to losses and loss expenses based on the payment pattern of the losses assumed and ranges between 7 and 40 years. The unamortized value is reviewed regularly to determine if it is recoverable based upon the terms of the contract, estimated losses and loss expenses, and anticipated investment income. Unrecoverable amounts are expensed in the period identified.

e) Investments

Fixed maturities are classified as either available for sale or held to maturity. The available for sale portfolio is reported at fair value. The held to maturity portfolio includes securities for which we have the ability and intent to hold to maturity or redemption and is reported at amortized cost. Equity securities are classified as available for sale and are recorded at fair value. Short-term investments comprise securities due to mature within one year of the date of purchase and are recorded at fair value which typically approximates cost. Short-term investments include certain cash and cash equivalents, which are part of investment portfolios under the management of external investment managers.

Other investments principally comprise life insurance policies, policy loans, trading securities, other direct equity investments, investment funds, and limited partnerships.

- Life insurance policies are carried at policy cash surrender value.
- Policy loans are carried at outstanding balance.
- Trading securities are recorded on a trade date basis and carried at fair value. Unrealized gains and losses on trading securities are reflected in net income.
- Other investments over which ACE can exercise significant influence are accounted for using the equity method.
- All other investments over which ACE cannot exercise significant influence are carried at fair value with changes in fair value recognized through OCI. For these investments, investment income and realized gains are recognized as related distributions are received.
- Partially-owned investment companies comprise entities in which we hold an ownership interest in excess of three percent. These investments as well as ACE's investments in investment funds where our ownership interest is in excess of three percent are accounted for under the equity method because ACE exerts significant influence. These investments apply investment company accounting to determine operating results, and ACE retains the investment company accounting in applying the equity method. This means that investment income, realized gains or losses, and unrealized gains or losses are included in the portion of equity earnings reflected in Other (income) expense.

Investments in partially-owned insurance companies primarily represent direct investments in which ACE has significant influence and, as such, meet the requirements for equity accounting. We report our share of the net income or loss of the partially-owned insurance companies in Other (income) expense. Investments in partially-owned insurance companies over which ACE does not exert significant influence are carried at fair value.

Realized gains or losses on sales of investments are determined on a first-in, first-out basis. Unrealized appreciation (depreciation) on investments is included as a separate component of AOCI in shareholders' equity. We regularly review our investments for OTTI. Refer to Note 3 for additional information.

With respect to securities where the decline in value is determined to be temporary and the security's value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are the result of changing or unforeseen facts and circumstances (i.e., arising from a large insured loss such as a catastrophe), deterioration of the creditworthiness of the issuer or its industry, or changes in regulatory requirements. We believe that subsequent decisions to sell such securities are consistent with the classification of the majority of the portfolio as available for sale.

We use derivative instruments including futures, options, swaps, and foreign currency forward contracts for the purpose of managing certain investment portfolio risks and exposures. Refer to Note 10 for additional information. Derivatives are reported at fair value and recorded in the accompanying consolidated balance sheets in Accounts payable, accrued expenses, and other liabilities with changes in fair value included in Net realized gains (losses) in the consolidated statements of operations. Collateral held by brokers equal to a percentage of the total value of open futures contracts is included in the investment portfolio.

Net investment income includes interest and dividend income and amortization of fixed maturity market premiums and discounts and is net of investment management and custody fees. For mortgage-backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized prospectively. Prepayment fees or call premiums that are only payable when a security is called prior to its maturity are earned when received and reflected in Net investment income.

ACE participates in a securities lending program operated by a third party banking institution whereby certain assets are loaned to qualified borrowers and from which we earn an incremental return. Borrowers provide collateral, in the form of either cash or approved securities, of 102 percent of the fair value of the loaned securities. Each security loan is deemed to be an overnight transaction. Cash collateral is invested in a collateral pool which is managed by the banking institution. The collateral pool is subject to written investment guidelines with key objectives which include the safeguard of principal and adequate liquidity to meet anticipated redemptions. The fair value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the fair value of the loaned securities changes. The collateral is held by the third party banking institution, and the collateral can only be accessed in the event that the institution borrowing the securities is in default under the lending agreement. As a result of these restrictions, we consider our securities lending activities to be non-cash investing and financing activities. An indemnification agreement with the lending agent protects us in the event a borrower becomes insolvent or fails to return any of the securities on loan. The fair value of the securities on loan is included in fixed maturities and equity securities. The securities lending collateral is reported as a separate line in total assets with a related liability reflecting our obligation to return the collateral plus interest.

Similar to securities lending arrangements, securities sold under reverse repurchase agreements, whereby ACE sells securities and repurchases them at a future date for a predetermined price, are accounted for as collateralized investments and borrowings and are recorded at the contractual repurchase amounts plus accrued interest. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through right of substitution, maintains the right and ability to redeem the collateral on short notice. The fair value of the underlying securities is included in fixed maturities and equity securities. In contrast to securities lending programs, the use of cash received is not restricted. We report the obligation to return the cash as Short-term debt in the consolidated balance sheets.

Refer to Note 4 for a discussion on the determination of fair value for ACE's various investment securities.

f) Cash

Cash includes cash on hand and deposits with an original maturity of three months or less at time of purchase. Cash held by external money managers is included in Short-term investments.

We have agreements with a third party bank provider which implemented two international multi-currency notional cash pooling programs. In each program, participating ACE entities establish deposit accounts in different currencies with the bank provider and each day the credit or debit balances in every account are notionally translated into a single currency (U.S. dollars) and then notionally pooled. The bank extends overdraft credit to any participating ACE entity as needed, provided that the overall notionally-pooled balance of all accounts in each pool at the end of each day is at least zero. Actual cash balances are not physically converted and are not commingled between legal entities. Any overdraft balances incurred under this program by an ACE entity would be guaranteed by ACE Limited (up to $300 million in the aggregate). Our syndicated letter of credit facility allows for same day drawings to fund a net pool overdraft should participating ACE entities withdraw contributed funds from the pool.

g) Goodwill and other intangible assets

Goodwill represents the excess of the cost of acquisitions over the fair value of net assets acquired and is not amortized. Goodwill is assigned at acquisition to the applicable reporting unit of the acquired entities giving rise to the goodwill. Goodwill impairment tests are performed annually, or more frequently if circumstances indicate a possible impairment. For goodwill impairment testing, we use a qualitative assessment to determine whether it is more likely than not (i.e., more than a 50 percent probability) that the fair value of a reporting unit is greater than its carrying amount. If our assessment indicates less than a 50 percent probability that fair value exceeds carrying value, we quantitatively estimate a reporting unit's fair value using a consistently applied combination of the following models: an earnings multiple, a book value multiple, a discounted cash flow, or an allocated market capitalization model. The earnings and book value models apply multiples of comparable publicly traded companies to forecasted earnings or book value of each reporting unit and consider current market transactions. The discounted cash flow model applies a discount to estimated cash flows including a terminal value calculation. The market capitalization model allocates market capitalization to each reporting unit. Where appropriate, we consider the impact of a control premium. Goodwill recorded in connection with investments in partially-owned insurance companies is recorded in Investments in partially-owned insurance companies and is also measured for impairment annually.

Indefinite lived intangible assets are not subject to amortization. Finite lived intangible assets are amortized over their useful lives, generally ranging from 4 to 20 years. The amortization of finite lived intangible assets is reported in Other (income) expense in the consolidated statements of operations. The carrying amounts of intangible assets are regularly reviewed for indicators of impairment. Impairment is recognized if the carrying amount is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value.

h) Unpaid losses and loss expenses
A liability is established for the estimated unpaid losses and loss expenses under the terms of, and with respect to, ACE's policies and agreements. These amounts include provision for both reported claims (case reserves) and IBNR claims. The methods of determining such estimates and establishing the resulting liability are reviewed regularly and any adjustments are reflected in operations in the period in which they become known. Future developments may result in losses and loss expenses materially greater or less than recorded amounts.

Except for net loss and loss expense reserves of $58 million net of discount, held at December 31, 2012, representing certain structured settlements for which the timing and amount of future claim payments are reliably determinable and $47 million net of discount of certain reserves for unsettled claims that are discounted in statutory filings, ACE does not discount its P&C loss reserves. This compares with reserves of $59 million for certain structured settlements and $35 million of certain reserves for unsettled claims at December 31, 2011. Structured settlements represent contracts purchased from life insurance companies primarily to settle workers' compensation claims, where payments to the claimant by the life insurance company are expected to be made in the form of an annuity. ACE retains the liability to the claimant in the event that the life insurance company fails to pay. At December 31, 2012, the gross liability for the amount due to claimants was $640 million net of discount and reinsurance recoverables for amounts due from the life insurance companies was $582 million net of discount. For structured settlement contracts where payments are guaranteed regardless of claimant life expectancy, the amounts recoverable from the life insurance companies at December 31, 2012 are included in Other assets in the consolidated balance sheets, as they do not meet the requirements for reinsurance accounting.

Included in unpaid losses and loss expenses are liabilities for asbestos and environmental (A&E) claims and expenses. These unpaid losses and loss expenses are principally related to claims arising from remediation costs associated with hazardous waste sites and bodily-injury claims related to asbestos products and environmental hazards. The estimation of these liabilities is particularly sensitive to changes in the legal environment, including specific settlements that may be used as precedents to settle future claims. However, ACE does not anticipate future changes in laws and regulations in setting its A&E reserve levels.

Prior period development arises from changes to loss estimates recognized in the current year that relate to loss reserves first reported in previous calendar years and excludes the effect of losses from the development of earned premiums from previous accident years. With respect to crop business, prior to the December 2010 acquisition of Rain and Hail Insurance Service, Inc. (Rain and Hail), reports relating to the previous crop year(s) were normally received in subsequent calendar years and this typically resulted in adjustments to the previously reported premiums, losses and loss expenses, and profit share commission. Following the acquisition, such information is available before the close of the calendar year.

For purposes of analysis and disclosure, management views prior period development to be changes in the nominal value of loss estimates from period to period, net of premium and profit commission adjustments on loss sensitive contracts. Prior period development excludes changes in loss estimates that do not arise from the emergence of claims, such as those related to uncollectible reinsurance, interest, unallocated loss adjustment expenses, or foreign currency. Accordingly, specific items excluded from prior period development include the following: gains/losses related to foreign currency remeasurement; losses recognized from the early termination or commutation of reinsurance agreements that principally relate to the time value of money; changes in the value of reinsurance business assumed reflected in losses incurred but principally related to the time value of money; and losses that arise from changes in estimates of earned premiums from prior accident years. Except for foreign currency remeasurement, which is disclosed separately, these items are included in current year losses.

i) Future policy benefits
The valuation of long duration contract reserves requires management to make estimates and assumptions regarding expenses, mortality, persistency, and investment yields. Such estimates are primarily based on historical experience and information provided by ceding companies and include a margin for adverse deviation. Interest rates used in calculating reserves range from less than 1.0 percent to 4.5 percent and less than 1.0 percent to 6.0 percent at December 31, 2012 and 2011, respectively. Actual results could differ materially from these estimates. Management monitors actual experience, and where circumstances warrant, will revise assumptions and the related reserve estimates. Revisions are recorded in the period they are determined.

Certain of our long duration contracts are supported by assets that do not qualify for separate account reporting under GAAP. These assets are classified as trading securities and reported in Other investments and the offsetting liabilities are reported in Future policy benefits in the consolidated balance sheets. Changes in the fair value of separate account assets that do not quality for separate account reporting under GAAP are reported in Other income (expense) and the offsetting movements in the liabilities are included in Policy benefits in the consolidated statements of operations.

j) Assumed reinsurance programs involving minimum benefit guarantees under annuity contracts

ACE reinsures various death and living benefit guarantees associated with variable annuities issued primarily in the United States and Japan. Each reinsurance treaty covers variable annuities written during a limited period, typically not exceeding two years. We generally receive a monthly premium during the accumulation phase of the covered annuities (in-force) based on a percentage of either the underlying accumulated account values or the underlying accumulated guaranteed values. Depending on an annuitant's age, the accumulation phase can last many years. To limit our exposure under these programs, all reinsurance treaties include aggregate claim limits and many include an aggregate deductible.

The guarantees which are payable on death, referred to as guaranteed minimum death benefits (GMDB), principally cover shortfalls between accumulated account value at the time of an annuitant's death and either i) an annuitant's total deposits; ii) an annuitant's total deposits plus a minimum annual return; or iii) the highest accumulated account value attained at any policy anniversary date. In addition, a death benefit may be based on a formula specified in the variable annuity contract that uses a percentage of the growth of the underlying contract value. Liabilities for GMDBs are based on cumulative assessments or premiums to date multiplied by a benefit ratio that is determined by estimating the present value of benefit payments and related adjustment expenses divided by the present value of cumulative assessment or expected premiums during the contract period.

Under reinsurance programs covering GLBs, we assume the risk of guaranteed minimum income benefits (GMIB) and guaranteed minimum accumulation benefits (GMAB) associated with variable annuity contracts. The GMIB risk is triggered if, at the time the contract holder elects to convert the accumulated account value to a periodic payment stream (annuitize), the accumulated account value is not sufficient to provide a guaranteed minimum level of monthly income. The GMAB risk is triggered if, at contract maturity, the contract holder's account value is less than a guaranteed minimum value. Our GLB reinsurance product meets the definition of a derivative for accounting purposes and is carried at fair value with changes in fair value recognized in income and classified as described below. As the assuming entity, we are obligated to provide coverage until the earlier of the expiration of the underlying guaranteed benefit or the treaty expiration date. Premiums received under the reinsurance treaties are classified as premium. Expected losses allocated to premiums received are classified as policy benefits and valued similar to GMDB reinsurance. Other changes in fair value, principally arising from changes in expected losses allocated to expected future premiums, are classified as Net realized gains (losses). Fair value represents management's estimate of exit price and thus includes a risk margin. We may recognize a realized loss for other changes in fair value due to adverse changes in the capital markets (i.e., declining interest rates and/or declining equity markets) and changes in policyholder behavior (i.e., increased annuitization or decreased lapse rates) although we expect the business to be profitable. We believe this presentation provides the most meaningful disclosure of changes in the underlying risk within the GLB reinsurance programs for a given reporting period. Refer to Note 5 c) for additional information.

k) Deposit assets and liabilities

Deposit assets arise from ceded reinsurance contracts purchased that do not transfer significant underwriting or timing risk. Under deposit accounting, consideration received or paid, excluding non-refundable fees, is recorded as a deposit asset or liability in the balance sheet as opposed to recording premiums and losses in the statement of operations. Interest income on deposits, representing the consideration received or to be received in excess of cash payments related to the deposit contract, is earned based on an effective yield calculation. The calculation of the effective yield is based on the amount and timing of actual cash flows at the balance sheet date and the estimated amount and timing of future cash flows. The effective yield is recalculated periodically to reflect revised estimates of cash flows. When a change in the actual or estimated cash flows occurs, the resulting change to the carrying amount of the deposit asset is reported as income or expense. Deposit assets of $138 million and $133 million at December 31, 2012 and 2011, respectively, are reflected in Other assets in the consolidated balance sheets and the accretion of deposit assets related to interest pursuant to the effective yield calculation is reflected in Net investment income in the consolidated statements of operations.

Non-refundable fees are earned based on contract terms. Non-refundable fees paid but unearned are reflected in Other assets in the consolidated balance sheets and earned fees are reflected in Other (income) expense in the consolidated statements of operations.

Deposit liabilities include reinsurance deposit liabilities of $283 million and $318 million and contract holder deposit funds of $548 million and $345 million at December 31, 2012 and 2011, respectively. Deposit liabilities are reflected in Accounts payable, accrued expenses, and other liabilities in the consolidated balance sheets. The reinsurance deposit liabilities arise from contracts sold for which there is not a significant transfer of risk. At contract inception, the deposit liability equals net cash received. An accretion rate is established based on actuarial estimates whereby the deposit liability is increased to the estimated amount payable over the contract term. The deposit accretion rate is the rate of return required to fund expected future payment obligations. We periodically reassess the estimated ultimate liability and related expected rate of return. Changes to the amount of the deposit liability are generally reflected through Interest expense to reflect the cumulative effect of the period the contract has been in force, and by an adjustment to the future accretion rate of the liability over the remaining estimated contract term.

Contract holder deposit funds represent a liability for investment contracts sold that do not meet the definition of an insurance contract and are sold with a guaranteed rate of return. The liability equals accumulated policy account values, which consist of the deposit payments plus credited interest, less withdrawals and amounts assessed through the end of the period.

l) Foreign currency remeasurement and translation

The functional currency for each of our foreign operations is generally the currency of the local operating environment. Transactions in currencies other than a foreign operation's functional currency are remeasured into the functional currency and the resulting foreign exchange gains and losses are reflected in Net realized gains (losses) in the consolidated statements of operations. Functional currency assets and liabilities are translated into the reporting currency, U.S. dollars, using period end rates of exchange and the related translation adjustments are recorded as a separate component of AOCI. Functional statement of operations amounts expressed in functional currencies are translated using average exchange rates. Gains and losses resulting from foreign currency transactions are recorded in Net realized gains (losses) in the consolidated statements of operations.

m) Administrative expenses

Administrative expenses generally include all operating costs other than policy acquisition costs. The Insurance – North American segment manages and uses an in-house third-party claims administrator, ESIS Inc. (ESIS). ESIS performs claims management and risk control services for domestic and international organizations that self-insure P&C exposures as well as internal P&C exposures. The net operating results of ESIS are included within Administrative expenses in the consolidated statements of operations and were $23 million, $21 million, and $85 million for the years ended December 31, 2012, 2011, and 2010, respectively.

n) Income taxes

Income taxes have been recorded related to those operations subject to income taxes. Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of our assets and liabilities. Refer to Note 8 for additional information. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all, or some portion, of the benefits related to deferred tax assets will not be realized. The valuation allowance assessment considers tax planning strategies, where applicable.

We recognize uncertain tax positions deemed more likely than not of being sustained upon examination. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

o) Earnings per share

Basic earnings per share is calculated using the weighted-average shares outstanding including participating securities with non-forfeitable rights to dividends such as unvested restricted stock. All potentially dilutive securities including stock options are excluded from the basic earnings per share calculation. In calculating diluted earnings per share, the weighted-average shares outstanding is increased to include all potentially dilutive securities. Basic and diluted earnings per share are calculated by dividing net income available to common shareholders by the applicable weighted-average number of shares outstanding during the year.

p) Cash flow information

Premiums received and losses paid associated with the GLB reinsurance products, which as discussed previously meet the definition of a derivative instrument for accounting purposes, are included within cash flows from operating activities in the consolidated statement of cash flows. Cash flows, such as settlements and collateral requirements, associated with GLB and all other derivative instruments are included on a net basis within cash flows from investing activities in the consolidated statement of cash flows. Purchases, sales, and maturities of short-term investments are recorded net for purposes of the consolidated statements of cash flows and are classified with cash flows related to fixed maturities.

q) Derivatives

ACE recognizes all derivatives at fair value in the consolidated balance sheets and participates in derivative instruments in two principal ways:

(i) To sell protection to customers as an insurance or reinsurance contract that meets the definition of a derivative for accounting purposes. For 2012 and 2011, the reinsurance of GLBs was our primary product falling into this category; and

(ii) To mitigate financial risks, principally arising from investment holdings, products sold, or assets and liabilities held in foreign currencies. For these instruments, changes in assets or liabilities measured at fair value are recorded as realized gains or losses in the consolidated statement of operations.

We did not designate any derivatives as accounting hedges during 2012, 2011, or 2010.

r) Share-based compensation

ACE measures and records compensation cost for all share-based payment awards at grant-date fair value. Compensation costs are recognized for share-based payment awards with only service conditions that have graded vesting schedules on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. Refer to Note 12 for additional information.

s) New accounting pronouncements

Adopted in 2012

Accounting for costs associated with acquiring or renewing insurance contracts

In October 2010, the Financial Accounting Standards Board (FASB) issued new guidance related to the accounting for costs associated with acquiring or renewing insurance contracts. Under the new guidance, the definition of acquisition costs was modified to specify that a cost must be directly related to the successful acquisition of a new or renewal insurance contract in order to be deferred. We adopted this guidance retrospectively effective January 1, 2012 and reduced Retained earnings as of January 1, 2010 by $116 million which represents the cumulative effect of adjustment resulting from adoption of new accounting guidance. We adjusted prior year amounts contained in this report to reflect the effect of adjustment from adoption of new accounting guidance including reducing Deferred policy acquisition costs and Retained earnings by $213 million and $181 million, respectively, as of December 31, 2011. The reduction to Deferred policy acquisition costs is primarily due to lower deferrals associated with unsuccessful efforts. We also reduced Net income by $45 million, or $0.13 per share, and $23 million, or $0.07 per share, for the years ended December 31, 2011 and 2010, respectively.

Fair value measurements

In May 2011, the FASB issued new guidance on fair value measurements to revise the wording used to describe the requirements for measuring fair value and for disclosing information about fair value measurements. The guidance is not necessarily intended to result in a significant change in the application of the current requirements. Instead, it is intended to clarify the application of existing fair value measurement requirements. It also changes certain principles or requirements for measuring fair value and disclosing information about fair value measurements. We adopted this guidance prospectively effective January 1, 2012. The application of this guidance resulted in additional fair value measurements disclosures only and did not impact our financial condition or results of operations.

Adopted in 2011

Testing goodwill for impairment

In September 2011, the FASB issued new accounting guidance which eliminates the requirement to calculate the fair value of reporting units at least annually and replaces it with an optional qualitative assessment. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We adopted this guidance on October 1, 2011. The application of the new guidance resulted in a change in the procedures for assessing goodwill impairment, and did not impact our financial condition or results of operations.

2. Acquisitions

On June 13, 2012, we announced that we and our local partner had signed a definitive agreement to acquire PT Asuransi Jaya Proteksi (JaPro), one of Indonesia's leading general insurers. On September 18, 2012, we acquired 80 percent of JaPro and on January 3, 2013 our local partner acquired the remaining 20 percent. The total purchase price for 100 percent of the company was approximately $107 million in cash. The information needed to complete the purchase price allocation is preliminary and will be adjusted as further information becomes available during the measurement period. JaPro operates in our Insurance – Overseas General segment.

On September 12, 2012, we announced that we reached a definitive agreement to acquire Fianzas Monterrey, a leading surety lines company in Mexico offering administrative performance bonds primarily to clients in the construction and industrial sectors, for approximately $285 million in cash. This transaction, which is subject to regulatory approvals and other customary closing conditions, is expected to be completed in the first half of 2013.

On October 18, 2012, we announced that we reached a definitive agreement to acquire ABA Seguros, a property and casualty insurer in Mexico that provides automobile, homeowners, and small business coverages. We expect to pay approximately $865 million in cash for this transaction, subject to adjustment for dividends paid between signing and closing. This transaction, which is subject to regulatory approvals and other customary closing conditions, is expected to be completed in the first half of 2013.

Prior year acquisitions

We acquired New York Life's Korea operations on February 1, 2011 and New York Life's Hong Kong operations on April 1, 2011 for approximately $450 million in cash. These acquired businesses operate in our Life segment, expand our presence in the North Asia market and complement our life insurance business established in that region. In 2012, we finalized purchase price allocations resulting in $91 million of goodwill, none of which is expected to be deductible for income tax purposes, and $163 million of intangible assets. The most significant intangible asset is VOBA.

We acquired Penn Millers Holding Corporation (PMHC) on November 30, 2011 for approximately $107 million in cash. PMHC's primary insurance subsidiary, Penn Millers Insurance Company (Penn Millers), is a well-established underwriter in the agribusiness market since 1887. PMHC operates in our Insurance – North American segment.

We acquired Rio Guayas Compania de Seguros y Reaseguros (Rio Guayas), a general insurance company in Ecuador on December 28, 2011 for approximately $65 million in cash. Rio Guayas sells a range of insurance products, including automobile, life, property, and A&H. The acquisition of Rio Guayas expands our capabilities in terms of geography, products, and distribution. Rio Guayas operates in our Insurance – Overseas General segment.

On December 28, 2010, we acquired all the outstanding common stock of Rain and Hail Insurance Service, Inc. (Rain and Hail) not previously owned by us for approximately $1.1 billion in cash. Rain and Hail has served America's farmers since 1919, providing comprehensive multiple peril crop and crop-hail insurance protection to customers in the U.S. and Canada. This acquisition is consistent with our strategy to expand our specialty lines business and provides further diversification of our global product mix.

Prior to the consummation of this business combination, our 20.1 percent ownership in Rain and Hail was recorded in Investments in partially-owned insurance companies in the consolidated balance sheets. In accordance with GAAP, at the date of the business combination, we were deemed to have disposed of our 20.1 percent ownership interest and recognized 100 percent of the assets and liabilities of Rain and Hail at acquisition date fair value. In connection with this deemed disposition, we recognized a $175 million gain in Net realized gains (losses) in the consolidated statement of operations, which represents the excess of acquisition date fair value of the 20.1 percent ownership interest over the cost basis. Acquisition date fair value of the 20.1 percent ownership interest was determined by first calculating the implied fair value of 100 percent of Rain and Hail based on the purchase price for the net assets not previously owned by us at the acquisition date. The implied fair value of the 20.1 percent ownership interest was then reduced to reflect a noncontrolling interest discount. The acquisition generated $123 million of goodwill, none of which is expected to be deductible for income tax purposes, and $523 million of other intangible assets based on our purchase price allocation. Goodwill and other intangible assets arising from this acquisition are included in our Insurance – North American segment. Legal and other expenses incurred to complete the acquisition amounted to $2 million and are included in Other (income) expense.

On December 1, 2010, we acquired Jerneh Insurance Berhad (Jerneh), a general insurance company in Malaysia, for approximately $218 million in cash. The acquisitions of Rain and Hail and Jerneh were financed with cash on hand and the use of reverse repurchase agreements of $1 billion.

The consolidated financial statements include the results of these acquired businesses from the date of acquisition.

3. Investments

a) Fixed maturities

The following tables present the amortized cost and fair value of fixed maturities and related OTTI recognized in AOCI:

December 31, 2012 (in millions of U.S. dollars)	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value	OTTI Recognized in AOCI
Available for sale					
U.S. Treasury and agency	$ 3,553	$ 183	$ (1)	$ 3,735	$ —
Foreign	13,016	711	(14)	13,713	—
Corporate securities	15,529	1,210	(31)	16,708	(7)
Mortgage-backed securities	10,051	458	(36)	10,473	(84)
States, municipalities, and political subdivisions	2,517	163	(3)	2,677	—
	$ 44,666	$ 2,725	$ (85)	$ 47,306	$ (91)
Held to maturity					
U.S. Treasury and agency	$ 1,044	$ 39	$ —	$ 1,083	$ —
Foreign	910	54	—	964	—
Corporate securities	2,133	142	—	2,275	—
Mortgage-backed securities	2,028	88	—	2,116	—
States, municipalities, and political subdivisions	1,155	44	(4)	1,195	—
	$ 7,270	$ 367	$ (4)	$ 7,633	$ —

December 31, 2011 (in millions of U.S. dollars)	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value	OTTI Recognized in AOCI
Available for sale					
U.S. Treasury and agency	$ 2,774	$ 186	$ —	$ 2,960	$ —
Foreign	12,025	475	(99)	12,401	(2)
Corporate securities	14,055	773	(135)	14,693	(22)
Mortgage-backed securities	9,979	397	(175)	10,201	(151)
States, municipalities, and political subdivisions	1,617	96	(1)	1,712	—
	$ 40,450	$ 1,927	$ (410)	$ 41,967	$ (175)
Held to maturity					
U.S. Treasury and agency	$ 1,078	$ 48	$ —	$ 1,126	$ —
Foreign	935	18	(23)	930	—
Corporate securities	2,338	44	(45)	2,337	—
Mortgage-backed securities	2,949	90	(3)	3,036	—
States, municipalities, and political subdivisions	1,147	32	(3)	1,176	—
	$ 8,447	$ 232	$ (74)	$ 8,605	$ —

As discussed in Note 3 d), if a credit loss is indicated on an impaired fixed maturity, an OTTI is considered to have occurred and the portion of the impairment not related to credit losses (non-credit OTTI) is recognized in OCI. Included in the "OTTI Recognized in AOCI" columns above are the cumulative amounts of non-credit OTTI recognized in OCI adjusted for subsequent sales, maturities, and redemptions. OTTI Recognized in AOCI does not include the impact of subsequent changes in fair value of the related securities. In periods subsequent to a recognition of OTTI in OCI, changes in the fair value of the related fixed maturities are reflected in Unrealized appreciation (depreciation) in the consolidated statement of shareholders' equity. For the years ended December 31, 2012 and 2011, $137 million of net unrealized appreciation and $48 million of net unrealized depreciation, respectively, related to such securities is included in OCI. At December 31, 2012 and 2011, AOCI includes net unrealized depreciation of $25 million and $155 million, respectively, related to securities remaining in the investment portfolio at those dates for which ACE has recognized a non-credit OTTI.

Mortgage-backed securities (MBS) issued by U.S. government agencies are combined with all other to be announced mortgage derivatives held (refer to Note 10 a) (iv)) and are included in the category, "Mortgage-backed securities". Approximately 85 percent and 84 percent of the total mortgage-backed securities at December 31, 2012 and December 31, 2011, respectively, are represented by investments in U.S. government agency bonds. The remainder of the mortgage exposure consists of collateralized mortgage obligations and non-government mortgage-backed securities, the majority of which provide a planned structure for principal and interest payments and carry a rating of AAA by the major credit rating agencies.

The following table presents fixed maturities by contractual maturity:

	December 31 2012		December 31 2011	
(in millions of U.S. dollars)	**Amortized Cost**	**Fair Value**	Amortized Cost	Fair Value
Available for sale				
Due in 1 year or less	**$ 1,887**	**$ 1,906**	$ 2,321	$ 2,349
Due after 1 year through 5 years	**13,411**	**14,010**	12,325	12,722
Due after 5 years through 10 years	**15,032**	**16,153**	12,379	12,995
Due after 10 years	**4,285**	**4,764**	3,446	3,700
	34,615	**36,833**	30,471	31,766
Mortgage-backed securities	**10,051**	**10,473**	9,979	10,201
	$ 44,666	**$ 47,306**	$ 40,450	$ 41,967
Held to maturity				
Due in 1 year or less	**$ 656**	**$ 659**	$ 393	$ 396
Due after 1 year through 5 years	**1,870**	**1,950**	2,062	2,090
Due after 5 years through 10 years	**2,119**	**2,267**	2,376	2,399
Due after 10 years	**597**	**641**	667	684
	5,242	**5,517**	5,498	5,569
Mortgage-backed securities	**2,028**	**2,116**	2,949	3,036
	$ 7,270	**$ 7,633**	$ 8,447	$ 8,605

Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

b) Equity securities

The following table presents the cost and fair value of equity securities.

(in millions of U.S. dollars)		December 31 2012		December 31 2011
Cost	$	707	$	671
Gross unrealized appreciation		41		18
Gross unrealized depreciation		(4)		(42)
Fair value	$	744	$	647

c) Net realized gains (losses)

In accordance with guidance related to the recognition and presentation of OTTI, when an impairment related to a fixed maturity has occurred, OTTI is required to be recorded in net income if management has the intent to sell the security or it is more likely than not that we will be required to sell the security before the recovery of its amortized cost. Further, in cases where we do not intend to sell the security and it is more likely than not that we will not be required to sell the security, ACE must evaluate the security to determine the portion of the impairment, if any, related to credit losses. If a credit loss is indicated, an OTTI is considered to have occurred and any portion of the OTTI related to credit losses must be reflected in net income while the portion of OTTI related to all other factors is recognized in OCI. For fixed maturities held to maturity, OTTI recognized in OCI is accreted from AOCI to the amortized cost of the fixed maturity prospectively over the remaining term of the securities.

Each quarter, securities in an unrealized loss position (impaired securities), including fixed maturities, securities lending collateral, equity securities, and other investments, are reviewed to identify impaired securities to be specifically evaluated for a potential OTTI.

For all non-fixed maturities, OTTI is evaluated based on the following:

- the amount of time a security has been in a loss position and the magnitude of the loss position;
- the period in which cost is expected to be recovered, if at all, based on various criteria including economic conditions and other issuer-specific developments; and
- ACE's ability and intent to hold the security to the expected recovery period.

As a general rule, we also consider that equity securities in an unrealized loss position for twelve consecutive months are other than temporarily impaired.

Evaluation of potential credit losses related to fixed maturities

We review each fixed maturity in an unrealized loss position to assess whether the security is a candidate for credit loss. Specifically, we consider credit rating, market price, and issuer-specific financial information, among other factors, to assess the likelihood of collection of all principal and interest as contractually due. Securities for which we determine that credit loss is likely are subjected to further analysis to estimate the credit loss recognized in net income, if any. In general, credit loss recognized in net income equals the difference between the security's amortized cost and the net present value of its projected future cash flows discounted at the effective interest rate implicit in the debt security. All significant assumptions used in determining credit losses are subject to change as market conditions evolve.

U.S. Treasury and agency obligations (including agency mortgage-backed securities), foreign government obligations, and states, municipalities, and political subdivisions obligations

U.S. Treasury and agency obligations (including agency mortgage-backed securities), foreign government obligations, and states, municipalities, and political subdivisions obligations represent less than $18 million of gross unrealized loss at December 31, 2012. These securities were evaluated for credit loss primarily using qualitative assessments of the likelihood of credit loss considering credit rating of the issuers and level of credit enhancement, if any. ACE concluded that the high level of creditworthiness of the issuers coupled with credit enhancement, where applicable, supports recognizing no credit loss in net income.

Corporate securities

Projected cash flows for corporate securities (principally senior unsecured bonds) are driven primarily by assumptions regarding probability of default and also the timing and amount of recoveries associated with defaults. We develop these estimates using information based on market observable data, issuer-specific information, and credit ratings. ACE developed its default assumption by using historical default data by Moody's Investors Service (Moody's) rating category to calculate a 1-in-100 year probability of default, which results in a default assumption in excess of the historical mean default rate. We believe that use of a default assumption in excess of the historical mean is reasonable in light of current market conditions.

The following table presents default assumptions by Moody's rating category (historical mean default rate provided for comparison):

Moody's Rating Category	1-in-100 Year Default Rate	Historical Mean Default Rate
Investment Grade:		
Aaa-Baa	0.0-1.4%	0.0-0.3%
Below Investment Grade:		
Ba	4.9%	1.1%
B	12.8%	3.4%
Caa-C	53.4%	13.8%

Consistent with management's approach to developing default rate assumptions considering recent market conditions, ACE assumed a 32 percent recovery rate (the par value of a defaulted security that will be recovered) across all rating categories rather than using Moody's historical mean recovery rate of 42 percent. ACE believes that use of a recovery rate assumption lower than the historical mean is reasonable in light of recent market conditions.

Application of the methodology and assumptions described above resulted in credit losses recognized in net income for corporate securities of $14 million, $9 million, and $14 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Mortgage-backed securities

For mortgage-backed securities, credit impairment is assessed using a cash flow model that estimates the cash flows on the underlying mortgages, using the security-specific collateral and transaction structure. The model estimates cash flows from the underlying mortgage loans and distributes those cash flows to various tranches of securities, considering the transaction structure and any subordination and credit enhancements that exist in that structure. The cash flow model incorporates actual cash flows on the mortgage-backed securities through the current period and then projects the remaining cash flows using a number of assumptions, including default rates, prepayment rates, and loss severity rates (the par value of a defaulted security that will not be recovered) on foreclosed properties.

ACE develops specific assumptions using market data, where available, and includes internal estimates as well as estimates published by rating agencies and other third-party sources. ACE projects default rates by mortgage sector considering current underlying mortgage loan performance, generally assuming lower loss severity for Prime sector bonds versus ALT-A and Sub-prime bonds.

These estimates are extrapolated along a default timing curve to estimate the total lifetime pool default rate. Other assumptions used contemplate the actual collateral attributes, including geographic concentrations, rating agency loss projections, rating actions, and current market prices. If cash flow projections indicate that losses will exceed the credit enhancement for a given tranche, then we do not expect to recover our amortized cost basis and we recognize an estimated credit loss in net income.

Application of the methodology and assumptions described above resulted in credit losses recognized in net income for mortgage-backed securities of $6 million, $11 million, and $32 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The following table presents the Net realized gains (losses) and the losses included in Net realized gains (losses) and OCI as a result of conditions which caused us to conclude the decline in fair value of certain investments was "other-than-temporary" and the change in net unrealized appreciation (depreciation) of investments:

	Years Ended December 31		
(in millions of U.S. dollars)	**2012**	2011	2010
Fixed maturities:			
OTTI on fixed maturities, gross	**$ (26)**	$ (61)	$ (115)
OTTI on fixed maturities recognized in OCI (pre-tax)	**1**	15	69
OTTI on fixed maturities, net	**(25)**	(46)	(46)
Gross realized gains excluding OTTI	**388**	410	569
Gross realized losses excluding OTTI	**(133)**	(200)	(143)
Total fixed maturities	**230**	164	380
Equity securities:			
OTTI on equity securities	**(5)**	(1)	—
Gross realized gains excluding OTTI	**11**	15	86
Gross realized losses excluding OTTI	**(2)**	(5)	(2)
Total equity securities	**4**	9	84
OTTI on other investments	**(7)**	(3)	(13)
Foreign exchange losses	**(16)**	(13)	(54)
Investment and embedded derivative instruments	**(6)**	(143)	58
Fair value adjustments on insurance derivative	**171**	(779)	(28)
S&P put options and futures	**(297)**	(4)	(150)
Other derivative instruments	**(4)**	(4)	(19)
Other	**3**	(22)	174
Net realized gains (losses)	**78**	(795)	432
Change in net unrealized appreciation (depreciation) on investments:			
Fixed maturities available for sale	**1,099**	569	451
Fixed maturities held to maturity	**(94)**	(89)	522
Equity securities	**61**	(47)	(44)
Other	**50**	40	(35)
Income tax expense	**(198)**	(157)	(152)
Change in net unrealized appreciation on investments	**918**	316	742
Total net realized gains (losses) and change in net unrealized appreciation (depreciation) on investments	**$ 996**	$ (479)	$ 1,174

The following table presents a roll-forward of pre-tax credit losses related to fixed maturities for which a portion of OTTI was recognized in OCI:

	Years Ended December 31		
(in millions of U.S. dollars)	**2012**	2011	2010
Balance of credit losses related to securities still held – beginning of year	**$ 74**	$ 137	$ 174
Additions where no OTTI was previously recorded	**8**	12	34
Additions where an OTTI was previously recorded	**12**	8	12
Reductions for securities sold during the period	**(51)**	(83)	(83)
Balance of credit losses related to securities still held – end of year	**$ 43**	$ 74	$ 137

d) Other investments

The following table presents the fair value and cost of other investments:

	December 31 2012		December 31 2011	
(in millions of U.S. dollars)	**Fair Value**	**Cost**	Fair Value	Cost
Investment funds	**$ 395**	**$ 278**	$ 378	$ 277
Limited partnerships	**531**	**398**	531	429
Partially-owned investment companies	**1,186**	**1,187**	904	904
Life insurance policies	**148**	**148**	127	127
Policy loans	**164**	**164**	143	143
Trading securities	**243**	**242**	194	195
Other	**49**	**48**	37	37
Total	**$ 2,716**	**$ 2,465**	$ 2,314	$ 2,112

Investment funds include one highly diversified fund investment as well as several direct funds that employ a variety of investment styles such as long/short equity and arbitrage/distressed. Included in limited partnerships and partially-owned investment companies are 65 individual limited partnerships covering a broad range of investment strategies including large cap buyouts, specialist buyouts, growth capital, distressed, mezzanine, real estate, and co-investments. The underlying portfolio consists of various public and private debt and equity securities of publicly traded and privately held companies and real estate assets. The underlying investments across various partnerships, geographies, industries, asset types, and investment strategies provide risk diversification within the limited partnership portfolio and the overall investment portfolio. Trading securities comprise $212 million of mutual funds supported by assets that do not quality for separate account reporting under GAAP at December 31, 2012 compared with $162 million at December 31, 2011. Trading securities also includes assets held in rabbi trusts of $23 million of equity securities and $8 million of fixed maturities at December 31, 2012, compared with $24 million of equity securities and $8 million of fixed maturities at December 31, 2011.

e) Investments in partially-owned insurance companies

The following table presents Investments in partially-owned insurance companies:

	December 31 2012			December 31 2011			
(in millions of U.S. dollars, except percentages)	Carrying Value	Issued Share Capital	Ownership Percentage	Carrying Value	Issued Share Capital	Ownership Percentage	Domicile
Huatai Group	$ 350 [1]	$ 474	20.0%	$ 228	$ 457	20.0%	China
Huatai Life Insurance Company	84	205	20.0%	103	196	20.0%	China
Freisenbruch-Meyer	9	6	40.0%	8	5	40.0%	Bermuda
ACE Cooperative Ins. Co. – Saudi Arabia	9	27	30.0%	7	27	30.0%	Saudi Arabia
Russian Reinsurance Company	2	4	23.3%	2	4	23.3%	Russia
Island Heritage	—	—	—	4	27	10.8%	Cayman Islands
Total	$ 454	$ 716		$ 352	$ 716		

(1) Includes additional investment of approximately $100 million which is pending regulatory approval.

Huatai Group and Huatai Life Insurance Company provide a range of P&C, life, and investment products.

f) Gross unrealized loss

At December 31, 2012, there were 2,029 fixed maturities out of a total of 23,679 fixed maturities in an unrealized loss position. The largest single unrealized loss in the fixed maturities was $5 million. There were 56 equity securities out of a total of 193 equity securities in an unrealized loss position. The largest single unrealized loss in the equity securities was $1 million. Fixed maturities in an unrealized loss position at December 31, 2012 comprised both investment grade and below investment grade securities for which fair value declined primarily due to widening credit spreads since the date of purchase.

The following tables present, for all securities in an unrealized loss position (including securities on loan), the aggregate fair value and gross unrealized loss by length of time the security has continuously been in an unrealized loss position:

	0 – 12 Months		Over 12 Months		Total	
December 31, 2012 (in millions of U.S. dollars)	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
U.S. Treasury and agency	$ 440	$ (1.4)	$ —	$ —	$ 440	$ (1.4)
Foreign	1,234	(8.6)	88	(5.8)	1,322	(14.4)
Corporate securities	1,026	(22.7)	85	(7.9)	1,111	(30.6)
Mortgage-backed securities	855	(3.8)	356	(32.6)	1,211	(36.4)
States, municipalities, and political subdivisions	316	(3.0)	48	(3.6)	364	(6.6)
Total fixed maturities	3,871	(39.5)	577	(49.9)	4,448	(89.4)
Equity securities	29	(4.2)	—	—	29	(4.2)
Other investments	68	(4.9)	—	—	68	(4.9)
Total	$ 3,968	$ (48.6)	$ 577	$ (49.9)	$ 4,545	$ (98.5)

December 31, 2011 (in millions of U.S. dollars)	0 – 12 Months Fair Value	0 – 12 Months Gross Unrealized Loss	Over 12 Months Fair Value	Over 12 Months Gross Unrealized Loss	Total Fair Value	Total Gross Unrealized Loss
Foreign	$ 1,801	$ (82.2)	$ 529	$ (40.0)	$ 2,330	$ (122.2)
Corporate securities	3,084	(148.2)	268	(32.2)	3,352	(180.4)
Mortgage-backed securities	440	(7.5)	586	(170.2)	1,026	(177.7)
States, municipalities, and political subdivisions	30	(0.4)	98	(3.5)	128	(3.9)
Total fixed maturities	5,355	(238.3)	1,481	(245.9)	6,836	(484.2)
Equity securities	484	(42.3)	—	—	484	(42.3)
Other investments	88	(8.3)	—	—	88	(8.3)
Total	$ 5,927	$ (288.9)	$ 1,481	$ (245.9)	$ 7,408	$ (534.8)

g) Net investment income
The following table presents the sources of net investment income:

(in millions of U.S. dollars)	Years Ended December 31 2012	2011	2010
Fixed maturities	**$ 2,134**	$ 2,196	$ 2,071
Short-term investments	**28**	43	34
Equity securities	**34**	36	26
Other	**104**	62	44
Gross investment income	**2,300**	2,337	2,175
Investment expenses	**(119)**	(95)	(105)
Net investment income	**$ 2,181**	$ 2,242	$ 2,070

h) Restricted assets
ACE is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. The assets on deposit are available to settle insurance and reinsurance liabilities. ACE is also required to restrict assets pledged under reverse repurchase agreements. We also use trust funds in certain large reinsurance transactions where the trust funds are set up for the benefit of the ceding companies and generally take the place of letter of credit (LOC) requirements. We also have investments in segregated portfolios primarily to provide collateral or guarantees for LOCs and derivative transactions. Included in restricted assets at December 31, 2012 and 2011, are fixed maturities and short-term investments totaling $16.6 billion and $14.9 billion, respectively, and cash of $139 million and $179 million, respectively.

The following table presents the components of restricted assets:

(in millions of U.S. dollars)	**December 31 2012**	December 31 2011
Trust funds	**$ 11,389**	$ 9,940
Deposits with non-U.S. regulatory authorities	**2,133**	2,240
Assets pledged under reverse repurchase agreements	**1,401**	1,251
Deposits with U.S. regulatory authorities	**1,338**	1,307
Other pledged assets	**456**	364
	$ 16,717	$ 15,102

4. Fair value measurements

a) Fair value hierarchy

Fair value of financial assets and financial liabilities is estimated based on the framework established in the fair value accounting guidance. The guidance defines fair value as the price to sell an asset or transfer a liability in an orderly transaction between market participants and establishes a three-level valuation hierarchy in which inputs into valuation techniques used to measure fair value are classified. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.

The three levels of the hierarchy are as follows:

- Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets;
- Level 2 – Includes, among other items, inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves, quoted prices for similar assets and liabilities in active markets, and quoted prices for identical or similar assets and liabilities in markets that are not active; and
- Level 3 – Inputs that are unobservable and reflect management's judgments about assumptions that market participants would use in pricing an asset or liability.

We categorize financial instruments within the valuation hierarchy at the balance sheet date based upon the lowest level of inputs that are significant to the fair value measurement. Accordingly, transfers between levels within the valuation hierarchy occur when there are significant changes to the inputs, such as increases or decreases in market activity, changes to the availability of current prices, changes to the transparency to underlying inputs, and whether there are significant variances in quoted prices. Transfers in and/or out of any level are assumed to occur at the end of the period.

We use one or more pricing services to obtain fair value measurements for the majority of the investment securities we hold. Based on management's understanding of the methodologies used, these pricing services only produce an estimate of fair value if there is observable market information that would allow them to make a fair value estimate. Based on our understanding of the market inputs used by the pricing services, all applicable investments have been valued in accordance with GAAP. We do not typically adjust prices obtained from pricing services. The following is a description of the valuation techniques and inputs used to determine fair values for financial instruments carried at fair value, as well as the general classification of such financial instruments pursuant to the valuation hierarchy.

Fixed maturities

We use pricing services to estimate fair value measurements for the majority of our fixed maturities. The pricing services use market quotations for fixed maturities that have quoted prices in active markets; such securities are classified within Level 1. For fixed maturities other than U.S. Treasury securities that generally do not trade on a daily basis, the pricing services prepare estimates of fair value measurements using their pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. Additional valuation factors that can be taken into account are nominal spreads, dollar basis, and liquidity adjustments. The pricing services evaluate each asset class based on relevant market and credit information, perceived market movements, and sector news. The market inputs used in the pricing evaluation, listed in the approximate order of priority include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. The extent of the use of each input is dependent on the asset class and the market conditions. Given the asset class, the priority of the use of inputs may change or some market inputs may not be relevant. Additionally, the valuation of fixed maturities is more subjective when markets are less liquid due to the lack of market based inputs (i.e., stale pricing), which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction would occur. The overwhelming majority of fixed maturities are classified within Level 2 because the most significant inputs used in the pricing techniques are observable. For a small number of fixed maturities, we obtain a quote from a broker (typically a market maker). Due to the disclaimers on the quotes that indicate that the price is indicative only, we include these fair value estimates in Level 3.

Equity securities

Equity securities with active markets are classified within Level 1 as fair values are based on quoted market prices. For equity securities in markets which are less active, fair values are based on market valuations and are classified within Level 2. Equity securities for which pricing is unobservable are classified within Level 3.

Short-term investments
Short-term investments, which comprise securities due to mature within one year of the date of purchase that are traded in active markets, are classified within Level 1 as fair values are based on quoted market prices. Securities such as commercial paper and discount notes are classified within Level 2 because these securities are typically not actively traded due to their approaching maturity and, as such, their cost approximates fair value.

Other investments
Fair values for the majority of Other investments including investments in partially-owned investment companies, investment funds, and limited partnerships are based on their respective net asset values or equivalent (NAV). The majority of these investments, for which NAV was used as a practical expedient to measure fair value, are classified within Level 3 because either ACE will never have the contractual option to redeem the investments or will not have the contractual option to redeem the investments in the near term. The remainder of such investments is classified within Level 2. Certain of our long duration contracts are supported by assets that do not qualify for separate account reporting under GAAP. These assets comprise mutual funds classified within Level 1 in the valuation hierarchy on the same basis as other equity securities traded in active markets. Other investments also includes equity securities and fixed maturities held in rabbi trusts maintained by ACE for deferred compensation plans, which are classified within the valuation hierarchy on the same basis as other equity securities and fixed maturities.

Securities lending collateral
The underlying assets included in Securities lending collateral in the consolidated balance sheets are fixed maturities which are classified in the valuation hierarchy on the same basis as other fixed maturities. Excluded from the valuation hierarchy is the corresponding liability related to ACE's obligation to return the collateral plus interest as it is reported at contract value and not fair value in the consolidated balance sheets.

Investment derivative instruments
Actively traded investment derivative instruments, including futures, options, and exchange-traded forward contracts are classified within Level 1 as fair values are based on quoted market prices. The fair value of cross-currency swaps are based on market valuations and are classified within Level 2. Investment derivative instruments are recorded in Accounts payable, accrued expenses, and other liabilities in the consolidated balance sheets.

Other derivative instruments
We maintain positions in other derivative instruments including exchange-traded equity futures contracts and option contracts designed to limit exposure to a severe equity market decline, which would cause an increase in expected claims and, therefore, reserves for our guaranteed minimum death benefits (GMDB) and guaranteed living benefits (GLB) reinsurance business. Our position in exchange-traded equity futures contracts is classified within Level 1. The fair value of the majority of the remaining positions in other derivative instruments is based on significant observable inputs including equity security and interest rate indices. Accordingly, these are classified within Level 2. Our position in credit default swaps is typically included within Level 3. Other derivative instruments are recorded in Accounts payable, accrued expenses, and other liabilities in the consolidated balance sheets.

Separate account assets

Separate account assets represent segregated funds where investment risks are borne by the customers, except to the extent of certain guarantees made by ACE. Separate account assets comprise mutual funds classified in the valuation hierarchy on the same basis as other equity securities traded in active markets and are classified within Level 1. Separate account assets also include fixed maturities classified within Level 2 because the most significant inputs used in the pricing techniques are observable. Excluded from the valuation hierarchy are the corresponding liabilities as they are reported at contract value and not fair value in the consolidated balance sheets. Separate account assets are recorded in Other assets in the consolidated balance sheets.

Guaranteed living benefits

The GLB arises from life reinsurance programs covering living benefit guarantees whereby we assume the risk of guaranteed minimum income benefits (GMIB) and guaranteed minimum accumulation benefits (GMAB) associated with variable annuity contracts. GLB's are recorded in Accounts payable, accrued expenses, and other liabilities and Future policy benefits in the consolidated balance sheets. For GLB reinsurance, ACE estimates fair value using an internal valuation model which includes current market information and estimates of policyholder behavior. All of the treaties contain claim limits, which are factored into the valuation model. The fair value depends on a number of inputs, including changes in interest rates, changes in equity markets, credit risk, current account value, changes in market volatility, expected annuitization rates, changes in policyholder behavior, and changes in policyholder mortality.

The most significant policyholder behavior assumptions include lapse rates and the GMIB annuitization rates. Assumptions regarding lapse rates and GMIB annuitization rates differ by treaty but the underlying methodologies to determine rates applied to each treaty are comparable. The assumptions regarding lapse and GMIB annuitization rates determined for each treaty are based on a dynamic calculation that uses several underlying factors.

A lapse rate is the percentage of in-force policies surrendered in a given calendar year. All else equal, as lapse rates increase, ultimate claim payments will decrease. In general, the base lapse function assumes low lapse rates (ranging from about 1 percent to 6 percent per annum) during the surrender charge period of the GMIB contract, followed by a "spike" lapse rate (ranging from about 10 percent to 30 percent per annum) in the year immediately following the surrender charge period, and then reverting to an ultimate lapse rate (generally around 10 percent per annum), typically over a 2-year period. This base rate is adjusted downward for policies with more valuable guarantees (policies with guaranteed values far in excess of their account values) by multiplying the base lapse rate by a factor ranging from 15 percent to 75 percent. Additional lapses due to partial withdrawals and older policyholders with tax-qualified contracts (due to required minimum distributions) are also included.

The GMIB annuitization rate is the percentage of policies for which the policyholder will elect to annuitize using the guaranteed benefit provided under the GMIB. All else equal, as GMIB annuitization rates increase, ultimate claim payments will increase, subject to treaty claim limits. In general ACE assumes that GMIB annuitization rates will be higher for policies with more valuable guarantees (policies with guaranteed values far in excess of their account values). In addition, we also assume that GMIB annuitization rates are higher in the first year immediately following the waiting period (the first year the policies are eligible to annuitize using the GMIB) in comparison to all subsequent years. We do not yet have a robust set of annuitization experience because most of our clients' policyholders are not yet eligible to annuitize using the GMIB. However, for certain clients representing approximately 36 percent of the total GMIB guaranteed value there are several years of annuitization experience. For these clients the annuitization function reflects the actual experience and has a maximum annuitization rate per annum of 8 percent (a higher maximum applies in the first year a policy is eligible to annuitize using the GMIB—it is over 13 percent). For most clients, there is not a credible amount of observable relevant behavior data and so we use a weighted-average (with a heavier weighting on the observed experience noted previously) of three different annuitization functions with maximum annuitization rates per annum of 8 percent, 12 percent, and 30 percent, respectively (with significantly higher rates in the first year a policy is eligible to annuitize using the GMIB). The GMIB reinsurance treaties include claim limits to protect ACE in the event that actual annuitization behavior is significantly higher than expected.

The effect of changes in key market factors on assumed lapse and annuitization rates reflect emerging trends using data available from cedants. For treaties with limited experience, rates are established in line with data received from other ceding companies adjusted, as appropriate, with industry estimates. The model and related assumptions are continuously re-evaluated by management and enhanced, as appropriate, based upon additional experience obtained related to policyholder behavior and availability of more information, such as market conditions, market participant assumptions, and demographics of in-force annuities. During 2012, no material changes were made to actuarial or behavioral assumptions. We made minor technical refinements to the model with a favorable net income impact of approximately $49 million, $14 million, and $98 million for the years ended December 31, 2012, 2011, and 2010 respectively.

We view the variable annuity reinsurance business as having a similar risk profile to that of catastrophe reinsurance, with the probability of a cumulative long-term economic net loss relatively small at the time of pricing. However, adverse changes in market factors and policyholder behavior will have an adverse impact on net income, which may be material. Because of the significant use of unobservable inputs including policyholder behavior, GLB reinsurance is classified within Level 3.

The following tables present, by valuation hierarchy, the financial instruments measured at fair value on a recurring basis:

December 31, 2012 (in millions of U.S. dollars)	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities available for sale				
U.S. Treasury and agency	$ 2,050	$ 1,685	$ —	$ 3,735
Foreign	222	13,431	60	13,713
Corporate securities	20	16,586	102	16,708
Mortgage-backed securities	—	10,460	13	10,473
States, municipalities, and political subdivisions	—	2,677	—	2,677
	2,292	44,839	175	47,306
Equity securities	253	488	3	744
Short-term investments	1,503	725	—	2,228
Other investments	268	196	2,252	2,716
Securities lending collateral	—	1,791	—	1,791
Investment derivative instruments	11	—	—	11
Other derivative instruments	(6)	30	—	24
Separate account assets	872	71	—	943
Total assets measured at fair value	$ 5,193	$ 48,140	$ 2,430	$ 55,763
Liabilities:				
GLB[1]	$ —	$ —	$ 1,119	$ 1,119

[1] Our GLB reinsurance product meets the definition of a derivative instrument for accounting purposes and is accordingly carried at fair value. Excluded from the table above is the portion of the GLB derivative liability classified as Future policy benefits in the consolidated balance sheets. Refer to Note 5 c) for additional information.

December 31, 2011 (in millions of U.S. dollars)	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities available for sale				
U.S. Treasury and agency	$ 1,691	$ 1,264	$ 5	$ 2,960
Foreign	212	12,156	33	12,401
Corporate securities	20	14,539	134	14,693
Mortgage-backed securities	—	10,173	28	10,201
States, municipalities, and political subdivisions	—	1,711	1	1,712
	1,923	39,843	201	41,967
Equity securities	215	419	13	647
Short-term investments	1,246	1,055	—	2,301
Other investments	208	229	1,877	2,314
Securities lending collateral	—	1,375	—	1,375
Investment derivative instruments	10	—	—	10
Other derivative instruments	(16)	54	3	41
Separate account assets	607	53	—	660
Total assets measured at fair value	$ 4,193	$ 43,028	$ 2,094	$ 49,315
Liabilities:				
GLB[1]	$ —	$ —	$ 1,319	$ 1,319

[1] Our GLB reinsurance product meets the definition of a derivative instrument for accounting purposes and is accordingly carried at fair value. Excluded from the table above is the portion of the GLB derivative liability classified as Future policy benefits in the consolidated balance sheets. Refer to Note 5 c) for additional information.

The transfers from Level 1 to Level 2 were $40 million and the transfers from Level 2 to Level 1 were $15 million during the year ended December 31, 2012. The transfers between Level 1 and Level 2 during the years ended December 31, 2011 and 2010 were not material. Level 2 equity securities in the above table at December 31, 2011 were adjusted to include a $417 million investment previously classified as Level 1.

Fair value of alternative investments

Included in Other investments in the fair value hierarchy at December 31, 2012 and 2011 are investment funds, limited partnerships, and partially-owned investment companies measured at fair value using NAV as a practical expedient. At December 31, 2012, there were no probable or pending sales related to any of the investments measured at fair value using NAV.

The following table presents, by investment category, the expected liquidation period, fair value, and maximum future funding commitments of alternative investments:

		December 31 2012		December 31 2011	
(in millions of U.S. dollars)	Expected Liquidation Period	Fair Value	Maximum Future Funding Commitments	Fair Value	Maximum Future Funding Commitments
Financial	5 to 9 Years	$ 225	$ 111	$ 205	$ 141
Real estate	3 to 9 Years	292	62	270	96
Distressed	6 to 9 Years	192	152	182	57
Mezzanine	6 to 9 Years	284	279	195	282
Traditional	3 to 8 Years	711	587	565	200
Vintage	1 to 3 Years	14	—	18	1
Investment funds	Not Applicable	395	—	378	—
		$ 2,113	$ 1,191	$ 1,813	$ 777

Included in all categories in the above table except for Investment funds are investments for which ACE will never have the contractual option to redeem but receives distributions based on the liquidation of the underlying assets. Included in the "Expected Liquidation Period" column above is the range in years over which ACE expects the majority of underlying assets in the respective categories to be liquidated. Further, for all categories except for Investment funds, ACE does not have the ability to sell or transfer the investments without the consent from the general partner of individual funds.

Financial

Financial consists of investments in private equity funds targeting financial services companies such as financial institutions and insurance services around the world.

Real estate

Real estate consists of investments in private equity funds targeting global distress opportunities, value added U.S. properties, and global mezzanine debt securities in the commercial real estate market.

Distressed

Distressed consists of investments in private equity funds targeting distressed debt/credit and equity opportunities in the U.S.

Mezzanine

Mezzanine consists of investments in private equity funds targeting private mezzanine debt of large-cap and mid-cap companies in the U.S. and worldwide.

Traditional

Traditional consists of investments in private equity funds employing traditional private equity investment strategies such as buyout and venture with different geographical focuses including Brazil, Asia, Europe, and the U.S.

Vintage

Vintage consists of investments in private equity funds made before 2002 and where the funds' commitment periods had already expired.

Investment funds

ACE's investment funds employ various investment strategies such as long/short equity and arbitrage/distressed. Included in this category are investments for which ACE has the option to redeem at agreed upon value as described in each investment fund's subscription agreement. Depending on the terms of the various subscription agreements, investment fund investments may be redeemed monthly, quarterly, semi-annually, or annually. If ACE wishes to redeem an investment fund investment, it must first determine if the investment fund is still in a lock-up period (a time when ACE cannot redeem its investment so that the investment fund manager has time to build the portfolio). If the investment fund is no longer in its lock-up period, ACE must then notify the investment fund manager of its intention to redeem by the notification date prescribed by the subscription agreement. Subsequent to notification, the investment fund can redeem ACE's investment within several months of the notification. Notice periods for redemption of the investment funds range between 5 and 120 days. ACE can redeem its investment funds without consent from the investment fund managers.

Level 3 financial instruments

The fair value of assets and liabilities measured at fair value using significant unobservable inputs (Level 3) consist of various inputs and assumptions that management makes when determining fair value. Management analyzes changes in fair value measurements classified within Level 3 by comparing pricing and returns of our investments to benchmarks, including month-over-month movements, investment credit spreads, interest rate movements, and credit quality of securities.

The following table presents the significant unobservable inputs used in the Level 3 liability valuations. Excluded from the table below are inputs used to fair value Level 3 assets which are based on single broker quotes or net asset value and contain no quantitative unobservable inputs developed by management.

(in millions of U.S. dollars)	Fair Value at December 31, 2012	Valuation Technique	Significant Unobservable Inputs	Ranges
GLB[(1)]	$ 1,119	**Actuarial model**	**Lapse rate**	**1% – 30%**
			Annuitization rate	**0% – 50%**

(1) Discussion of the most significant inputs used in the fair value measurement of GLB and the sensitivity of those assumptions is included within Note 4 a) Guaranteed living benefits.

The following tables present a reconciliation of the beginning and ending balances of financial instruments measured at fair value using significant unobservable inputs (Level 3):

	Assets								Liabilities
	Available-for-Sale Debt Securities								
Year Ended December 31, 2012 (in millions of U.S. dollars)	U.S. Treasury and agency	Foreign	Corporate securities	MBS	States, municipalities, and political subdivisions	Equity securities	Other investments	Other derivative instruments	GLB[1]
Balance-Beginning of year	**$ 5**	**$ 33**	**$ 134**	**$ 28**	**$ 1**	**$ 13**	**$ 1,877**	**$ 3**	**$ 1,319**
Transfers into Level 3	**—**	**49**	**37**	**22**	**1**	**2**	**53**	**—**	**—**
Transfers out of Level 3	**(4)**	**(13)**	**(46)**	**(35)**	**(1)**	**(11)**	**—**	**—**	**—**
Change in Net Unrealized Gains (Losses) included in OCI	**—**	**(1)**	**6**	**—**	**—**	**—**	**55**	**—**	**—**
Net Realized Gains/Losses	**—**	**—**	**(1)**	**—**	**—**	**—**	**(7)**	**(4)**	**(200)**
Purchases	**—**	**46**	**24**	**9**	**—**	**4**	**520**	**3**	**—**
Sales	**—**	**(53)**	**(19)**	**(7)**	**—**	**(5)**	**(9)**	**—**	**—**
Settlements	**(1)**	**(1)**	**(33)**	**(4)**	**(1)**	**—**	**(237)**	**(2)**	**—**
Balance-End of Year	**$ —**	**$ 60**	**$ 102**	**$ 13**	**$ —**	**$ 3**	**$ 2,252**	**$ —**	**$ 1,119**
Net Realized Gains/Losses Attributable to Changes in Fair Value at the Balance Sheet Date	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ (7)**	**$ —**	**$ (200)**

(1) Our GLB reinsurance product meets the definition of a derivative instrument for accounting purposes and is accordingly carried at fair value. Excluded from the table above is the portion of the GLB derivative liability classified as Future policy benefits in the consolidated balance sheets. Refer to Note 5 c) for additional information.

	Assets								Liabilities
	Available-for-Sale Debt Securities								
Year Ended December 31, 2011 (in millions of U.S. dollars)	U.S. Treasury and agency	Foreign	Corporate securities	MBS	States, municipalities, and political subdivisions	Equity securities	Other investments	Other derivative instruments	GLB[1]
Balance-Beginning of year	$ —	$ 26	$ 115	$ 39	$ 2	$ 13	$ 1,432	$ 4	$ 507
Transfers into Level 3	—	9	42	4	—	—	—	—	—
Transfers out of Level 3	—	(18)	(4)	(48)	—	—	—	—	—
Change in Net Unrealized Gains (Losses) included in OCI	—	(1)	(2)	—	—	(1)	93	—	—
Net Realized Gains/Losses	—	—	(3)	—	—	4	(3)	2	812
Purchases	5	23	32	59	—	5	602	—	—
Sales	—	(3)	(27)	(17)	—	(8)	(55)	—	—
Settlements	—	(3)	(19)	(9)	(1)	—	(192)	(3)	—
Balance-End of Year	$ 5	$ 33	$ 134	$ 28	$ 1	$ 13	$ 1,877	$ 3	$ 1,319
Net Realized Gains/Losses Attributable to Changes in Fair Value at the Balance Sheet Date	$ —	$ —	$ —	$ —	$ —	$ —	$ (3)	$ (1)	$ 812

(1) Our GLB reinsurance product meets the definition of a derivative instrument for accounting purposes and is accordingly carried at fair value. Excluded from the table above is the portion of the GLB derivative liability classified as Future policy benefits in the consolidated balance sheets. The liability for GLB reinsurance was $1.5 billion at December 31, 2011 and $648 million at December 31, 2010, which includes a fair value derivative adjustment of $1.3 billion and $507 million, respectively.

Year Ended December 31, 2010 (in millions of U.S. dollars)	Available-for-Sale Debt Securities						Assets	Liabilities
	Foreign	Corporate securities	MBS	States, municipalities, and political subdivisions	Equity securities	Other investments	Other derivative instruments	GLB[1]
Balance-Beginning of year	$ 59	$ 168	$ 21	$ 3	$ 12	$ 1,149	$ 14	$ 443
Transfers into (Out of) Level 3	(14)	(25)	(1)	—	1	—	—	—
Change in Net Unrealized Gains (Losses) included in OCI	1	9	—	—	—	53	—	—
Net Realized Gains/Losses	1	(3)	—	—	1	(7)	2	64
Purchases, Sales, Issuances, and Settlements, Net	(21)	(34)	19	(1)	(1)	237	(12)	—
Balance-End of Year	$ 26	$ 115	$ 39	$ 2	$ 13	$ 1,432	$ 4	$ 507
Net Realized Gains/Losses Attributable to Changes in Fair Value at the Balance Sheet Date	$ —	$ —	$ —	$ —	$ —	$ (7)	$ 1	$ 64

(1) Our GLB reinsurance product meets the definition of a derivative instrument for accounting purposes and is accordingly carried at fair value. Excluded from the table above is the portion of the GLB derivative liability classified as Future policy benefits in the consolidated balance sheets. The liability for GLB reinsurance was $648 million at December 31, 2010 and $559 million at December 31, 2009, which includes a fair value derivative adjustment of $507 million and $443 million, respectively.

b) Financial instruments disclosed, but not measured, at fair value

ACE uses various financial instruments in the normal course of its business. Our insurance contracts are excluded from fair value of financial instruments accounting guidance, and therefore, are not included in the amounts discussed below.

The carrying values of cash, other assets, other liabilities, and other financial instruments not included below approximated their fair values.

Investments in partially-owned insurance companies

Fair values for investments in partially-owned insurance companies are based on ACE's share of the net assets based on the financial statements provided by those companies.

Short- and long-term debt and trust preferred securities

Where practical, fair values for short-term debt, long-term debt, and trust preferred securities are estimated using discounted cash flow calculations based principally on observable inputs including incremental borrowing rates, which reflect ACE's credit rating, for similar types of borrowings with maturities consistent with those remaining for the debt being valued.

The following table presents carrying values and fair values of financial instruments not measured at fair value:

	December 31 2012		December 31 2011	
(in millions of U.S. dollars)	**Carrying Value**	**Fair Value**	Carrying Value	Fair Value
Assets:				
Fixed maturities held to maturity				
U.S. Treasury and agency	**$ 1,044**	**$ 1,083**	$ 1,078	$ 1,126
Foreign	**910**	**964**	935	930
Corporate securities	**2,133**	**2,275**	2,338	2,337
Mortgage-backed securities	**2,028**	**2,116**	2,949	3,036
States, municipalities, and political subdivisions	**1,155**	**1,195**	1,147	1,176
	7,270	**7,633**	8,447	8,605
Partially-owned insurance companies	**454**	**454**	352	352
Total assets	**$ 7,724**	**$ 8,087**	$ 8,799	$ 8,957
Liabilities:				
Short-term debt	**$ 1,401**	**$ 1,401**	$ 1,251	$ 1,251
Long-term debt	**3,360**	**3,916**	3,360	3,823
Trust preferred securities	**309**	**446**	309	404
Total liabilities	**$ 5,070**	**$ 5,763**	$ 4,920	$ 5,478

The following table presents, by valuation hierarchy, the financial instruments not measured at fair value:

				December 31, 2012
(in millions of U.S. dollars)	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities held to maturity				
U.S. Treasury and agency	$ 619	$ 464	$ —	$ 1,083
Foreign	—	964	—	964
Corporate securities	—	2,257	18	2,275
Mortgage-backed securities	—	2,116	—	2,116
States, municipalities, and political subdivisions	—	1,195	—	1,195
	619	6,996	18	7,633
Partially-owned insurance companies	—	—	454	454
Total assets	$ 619	$ 6,996	$ 472	$ 8,087
Liabilities:				
Short-term debt	$ —	$ 1,401	$ —	$ 1,401
Long-term debt	—	3,916	—	3,916
Trust preferred securities	—	446	—	446
Total liabilities	$ —	$ 5,763	$ —	$ 5,763

5. Reinsurance

a) Consolidated reinsurance

ACE purchases reinsurance to manage various exposures including catastrophe risks. Although reinsurance agreements contractually obligate ACE's reinsurers to reimburse it for the agreed-upon portion of its gross paid losses, they do not discharge ACE's primary liability. The amounts for net premiums written and net premiums earned in the consolidated statements of operations are net of reinsurance. The following table presents direct, assumed, and ceded premiums:

	Years Ended December 31		
(in millions of U.S. dollars)	**2012**	2011	2010
Premiums written			
Direct	**$ 18,144**	$ 17,626	$ 15,887
Assumed	**3,449**	3,205	3,624
Ceded	**(5,518)**	(5,459)	(5,803)
Net	**$ 16,075**	$ 15,372	$ 13,708
Premiums earned			
Direct	**$ 17,802**	$ 17,534	$ 15,780
Assumed	**3,302**	3,349	3,516
Ceded	**(5,427)**	(5,496)	(5,792)
Net	**$ 15,677**	$ 15,387	$ 13,504

For the years ended December 31, 2012, 2011, and 2010, reinsurance recoveries on losses and loss expenses incurred were $4.3 billion, $3.3 billion, and $3.3 billion, respectively.

b) Reinsurance recoverable on ceded reinsurance

The following table presents the composition of reinsurance recoverable on losses and loss expenses:

(in millions of U.S. dollars)	**December 31 2012**	December 31 2011
Reinsurance recoverable on unpaid losses and loss expenses [(1)]	**$ 11,399**	$ 11,602
Reinsurance recoverable on paid losses and loss expenses [(1)]	**679**	787
Net reinsurance recoverable on losses and loss expenses	**$ 12,078**	$ 12,389

[(1)] Net of a provision for uncollectible reinsurance.

We evaluate the financial condition of our reinsurers and potential reinsurers on a regular basis and also monitor concentrations of credit risk with reinsurers. The provision for uncollectible reinsurance is required principally due to the potential failure of reinsurers to indemnify ACE, primarily because of disputes under reinsurance contracts and insolvencies. We have established provisions for amounts estimated to be uncollectible. At December 31, 2012 and 2011, we recorded a provision for uncollectible reinsurance of $439 million and $479 million, respectively.

The following tables present a listing, at December 31, 2012, of the categories of ACE's reinsurers. The first category, largest reinsurers, represents all groups of reinsurers where the gross recoverable exceeds one percent of ACE's total shareholders' equity. The provision for uncollectible reinsurance for the largest reinsurers, other reinsurers rated A- or better, and other reinsurers with ratings lower than A- is principally based on an analysis of the credit quality of the reinsurer and collateral balances. Other pools and government agencies include amounts backed by certain state and federal agencies. In certain states, insurance companies are required by law to participate in these pools. Structured settlements include annuities purchased from life insurance companies to settle claims. Since we retain the ultimate liability in the event that the life company fails to pay, we reflect the amount as a liability and a recoverable/receivable for GAAP purposes. Captives include companies established and owned by our insurance clients to assume a significant portion of their direct insurance risk from ACE (they are structured to allow clients to self-insure a portion of their insurance risk). It is generally our policy to obtain collateral equal to expected losses. Where appropriate, exceptions are granted but only with review and approval at a senior officer level. The final category, Other, includes amounts recoverable that are in dispute or are from companies that are in supervision, rehabilitation, or liquidation. We establish the provision for uncollectible reinsurance in this category based on a case by case analysis of individual situations including the merits of the underlying matter, credit and collateral analysis, and consideration of our collection experience in similar situations.

(in millions of U.S. dollars, except percentages)	2012	Provision	% of Gross
Categories			
Largest reinsurers	$ 5,800	$ 98	1.7%
Other reinsurers balances rated A- or better	3,080	40	1.3%
Other reinsurers balances with ratings lower than A- or not rated	602	120	19.9%
Other pools and government agencies	383	14	3.7%
Structured settlements	582	24	4.1%
Captives	1,761	14	0.8%
Other	309	129	41.7%
Total	$ 12,517	$ 439	3.5%

Largest Reinsurers

Berkshire Hathaway Insurance Group
Federal Crop Insurance Corporation
HDI Re Group (Hanover Re)
Lloyd's of London
Munich Re Group
Partner Re
Swiss Re Group
Transatlantic Holdings
XL Capital Group

c) Assumed life reinsurance programs involving minimum benefit guarantees under annuity contracts
The following table presents income and expenses relating to GMDB and GLB reinsurance. GLBs include GMIBs as well as some GMABs originating in Japan.

	Years Ended December 31		
(in millions of U.S. dollars)	2012	2011	2010
GMDB			
Net premiums earned	$ 85	$ 98	$ 109
Policy benefits and other reserve adjustments	$ 60	$ 59	$ 99
GLB			
Net premiums earned	$ 160	$ 163	$ 164
Policy benefits and other reserve adjustments	61	47	29
Net realized gains (losses)	203	(812)	(64)
Gain (loss) recognized in income	$ 302	$ (696)	$ 71
Net cash received	$ 149	$ 161	$ 160
Net (increase) decrease in liability	$ 153	$ (857)	$ (89)

At December 31, 2012, reported liabilities for GMDB and GLB reinsurance were $90 million and $1.4 billion, respectively, compared with $138 million and $1.5 billion, respectively, at December 31, 2011. The reported liability for GLB reinsurance of $1.4 billion at December 31, 2012, and $1.5 billion at December 31, 2011, includes a fair value derivative adjustment of $1.1 billion and $1.3 billion, respectively. Included in Net realized gains (losses) in the table above are gains (losses) related to foreign exchange and other fair value derivative adjustments. Reported liabilities for both GMDB and GLB reinsurance are determined using internal valuation models. Such valuations require considerable judgment and are subject to significant uncertainty. The valuation of these products is subject to fluctuations arising from, among other factors, changes in interest rates, changes in equity markets, changes in credit markets, changes in the allocation of the investments underlying annuitants' account values, and assumptions regarding future policyholder behavior. These models and the related assumptions are continually reviewed by management and enhanced, as appropriate, based upon improvements in modeling assumptions and availability of more information, such as market conditions and demographics of in-force annuities.

Variable Annuity Net Amount at Risk
(i) Reinsurance covering the GMDB risk only
At December 31, 2012 and 2011, the net amount at risk from reinsurance programs covering the GMDB risk only was $1.3 billion and $1.8 billion, respectively.

For reinsurance programs covering the GMDB risk only, the net amount at risk is defined as the present value of future claim payments under the following assumptions:

- policy account values and guaranteed values are fixed at the valuation date (December 31, 2012 and 2011, respectively);
- there are no lapses or withdrawals;
- mortality according to 100 percent of the Annuity 2000 mortality table;
- future claims are discounted in line with the discounting assumption used in the calculation of the benefit reserve averaging between 1.0 percent and 2.0 percent; and
- reinsurance coverage ends at the earlier of the maturity of the underlying variable annuity policy or the reinsurance treaty.

The total claim amount payable on reinsurance programs covering the GMDB risk only, if all the cedants' policyholders were to die immediately at December 31, 2012 was approximately $495 million. This takes into account all applicable reinsurance treaty claim limits.

(ii) Reinsurance covering the GLB risk only

At December 31, 2012 and 2011, the net amount at risk from reinsurance programs covering the GLB risk only was $445 million and $380 million, respectively.

For reinsurance programs covering the GLB risk only, the net amount at risk is defined as the present value of future claim payments under the following assumptions:

- policy account values and guaranteed values are fixed at the valuation date (December 31, 2012 and 2011, respectively);
- there are no deaths, lapses, or withdrawals;
- policyholders annuitize at a frequency most disadvantageous to ACE (in other words, annuitization at a level that maximizes claims taking into account the treaty limits) under the terms of the reinsurance contracts;
- for annuitizing policyholders, the GMIB claim is calculated using interest rates in line with those used in calculating the reserve;
- future claims are discounted in line with the discounting assumption used in the calculation of the benefit reserve averaging between 3.5 percent and 4.5 percent; and
- reinsurance coverage ends at the earlier of the maturity of the underlying variable annuity policy or the reinsurance treaty.

(iii) Reinsurance covering both the GMDB and GLB risks on the same underlying policyholders

At December 31, 2012 and 2011, the GMDB net amount at risk from reinsurance programs covering both the GMDB and GLB risks on the same underlying policyholders was $116 million and $182 million, respectively.

At December 31, 2012 and 2011, the GLB net amount at risk from reinsurance programs covering both the GMDB and GLB risks on the same underlying policyholders was $655 million and $998 million, respectively.

These net amounts at risk reflect the interaction between the two types of benefits on any single policyholder (eliminating double-counting), and therefore the net amounts at risk should be considered additive.

For reinsurance programs covering both the GMDB and GLB risks on the same underlying policyholders, the net amount at risk is defined as the present value of future claim payments under the following assumptions:

- policy account values and guaranteed values are fixed at the valuation date (December 31, 2012 and 2011, respectively);
- there are no lapses, or withdrawals;
- mortality according to 100 percent of the Annuity 2000 mortality table;

- policyholders annuitize at a frequency most disadvantageous to ACE (in other words, annuitization at a level that maximizes claims taking into account the treaty limits) under the terms of the reinsurance contracts;
- for annuitizing policyholders, the GMIB claim is calculated using interest rates in line with those used in calculating the reserve;
- future claims are discounted in line with the discounting assumption used in the calculation of the benefit reserve averaging between 1.5 percent and 2.5 percent; and
- reinsurance coverage ends at the earlier of the maturity of the underlying variable annuity policy or the reinsurance treaty.

The total claim amount payable on reinsurance programs covering both the GMDB and GLB risks on the same underlying policyholders, if all of the cedants' policyholders were to die immediately at December 31, 2012 was approximately $640 million. This takes into account all applicable reinsurance treaty claim limits. Although there would be an increase in death claims resulting from 100 percent immediate mortality of all policyholders, the GLB claims would be zero.

The average attained age of all policyholders under sections i), ii), and iii) above, weighted by the guaranteed value of each reinsured policy, is approximately 68 years.

6. Intangible assets

Included in Goodwill and other intangible assets in the consolidated balance sheets at December 31, 2012 and 2011, are goodwill of $4.3 billion and $4.1 billion, respectively, and other intangible assets of $656 million and $651 million, respectively.

The following table presents a roll-forward of Goodwill by business segment:

(in millions of U.S. dollars)	Insurance – North American	Insurance – Overseas General	Global Reinsurance	Life	ACE Consolidated
Balance at December 31, 2010	$ 1,351	$ 1,564	$ 365	$ 750	$ 4,030
Purchase price allocation adjustment	(12)	5	—	—	(7)
Acquisition of New York Life's Korea operations and Hong Kong operations	—	—	—	89	89
Acquisition of PMHC	11	—	—	—	11
Acquisition of Rio Guayas	—	31	—	—	31
Foreign exchange revaluation and other	—	3	—	(9)	(6)
Balance at December 31, 2011	$ 1,350	$ 1,603	$ 365	$ 830	$ 4,148
Purchase price allocation adjustment	—	—	—	4	4
Acquisition of JaPro	—	123	—	—	123
Foreign exchange revaluation and other	3	38	—	3	44
Balance at December 31, 2012	**$ 1,353**	**$ 1,764**	**$ 365**	**$ 837**	**$ 4,319**

Included in the other intangible assets balance at December 31, 2012, are intangible assets subject to amortization of $554 million and intangible assets not subject to amortization of $102 million. Intangible assets subject to amortization include agency relationships, software, client lists, renewal rights, and trademarks, primarily attributable to the acquisitions of Rain and Hail and Combined Insurance. The majority of the balance of intangible assets not subject to amortization relates to Lloyd's of London (Lloyd's) Syndicate 2488 (Syndicate 2488) capacity. Amortization expense related to other intangible assets amounted to $51 million, $29 million, and $9 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The following table presents a roll-forward of VOBA:

(in millions of U.S. dollars)	2012	2011	2010
Balance, beginning of year	**$ 676**	$ 634	$ 748
Acquisition of New York Life's Korea operations and Hong Kong operations	**—**	151	—
Amortization expense	**(82)**	(108)	(111)
Foreign exchange revaluation	**20**	(1)	(3)
Balance, end of year	**$ 614**	$ 676	$ 634

The following table presents the estimated amortization expense related to other intangible assets and VOBA for the next five years:

For the Year Ending December 31 (in millions of U.S. dollars)	Other intangible assets	VOBA
2013	$ 49	$ 67
2014	45	58
2015	40	51
2016	35	45
2017	33	42
Total	$ 202	$ 263

7. Unpaid losses and loss expenses

ACE establishes reserves for the estimated unpaid ultimate liability for losses and loss expenses under the terms of its policies and agreements. These reserves include estimates for both claims that have been reported and for IBNR, and include estimates of expenses associated with processing and settling these claims. These reserves are recorded in Unpaid losses and loss expenses in the consolidated balance sheets. The process of establishing loss and loss expense reserves for P&C claims can be complex and is subject to considerable uncertainty as it requires the use of informed estimates and judgments. Our estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed, or as laws change. We continually evaluate our estimate of reserves in light of developing information and in light of discussions and negotiations with our insureds. While we believe that our reserves for unpaid losses and loss expenses at December 31, 2012 are adequate, new information or trends may lead to future developments in ultimate losses and loss expenses significantly greater or less than the reserves provided. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable and would be reflected in our results of operations in the period in which the estimates are changed.

The following table presents a reconciliation of unpaid losses and loss expenses:

	Years Ended December 31		
(in millions of U.S. dollars)	**2012**	2011	2010
Gross unpaid losses and loss expenses, beginning of year	**$ 37,477**	$ 37,391	$ 37,783
Reinsurance recoverable on unpaid losses[1]	**(11,602)**	(12,149)	(12,745)
Net unpaid losses and loss expenses, beginning of year	**25,875**	25,242	25,038
Acquisition of subsidiaries	**14**	92	145
Total	**25,889**	25,334	25,183
Net losses and loss expenses incurred in respect of losses occurring in:			
Current year	**10,132**	10,076	8,082
Prior years	**(479)**	(556)	(503)
Total	**9,653**	9,520	7,579
Net losses and loss expenses paid in respect of losses occurring in:			
Current year	**4,325**	4,209	2,689
Prior years	**4,894**	4,657	4,724
Total	**9,219**	8,866	7,413
Foreign currency revaluation and other	**224**	(113)	(107)
Net unpaid losses and loss expenses, end of year	**26,547**	25,875	25,242
Reinsurance recoverable on unpaid losses[1]	**11,399**	11,602	12,149
Gross unpaid losses and loss expenses, end of year	**$ 37,946**	$ 37,477	$ 37,391

[1] Net of provision for uncollectible reinsurance.

Net losses and loss expenses incurred includes $479 million, $556 million, and $503 million, of net favorable prior period development in the years ended December 31, 2012, 2011, and 2010, respectively. The following is a summary of prior period development for the periods indicated. The remaining net development for long-tail and short-tail business for each segment comprises numerous favorable and adverse movements across lines and accident years.

Insurance – North American

Insurance – North American's active operations experienced net favorable prior period development of $360 million in 2012, representing 2.2 percent of net unpaid reserves at December 31, 2011. Net prior period development was the net result of several underlying favorable and adverse movements. Net favorable development of $245 million on long-tail business included favorable development of $73 million on umbrella and excess casualty business primarily affecting the 2007 and prior accident years; $67 million in the directors and officers (D&O) portfolio affecting the 2007 and prior accident years; $57 million on medical risk operations primarily affecting the 2007 and prior accident years; and $39 million on the national accounts portfolios (commercial auto liability, general liability, and workers' compensation lines of business). Net prior period development also included favorable development of $9 million across a number of lines and accident years, none of which was significant individually or in the aggregate. Favorable development of $115 million on short-tail business included favorable development of $88 million in the property, inland marine and commercial marine portfolios primarily arising on the 2009 through 2011 accident years and favorable development of $27 million on aviation product lines affecting the 2009 and prior accident years.

Insurance – North American's run-off operations incurred net adverse prior period development of $168 million in the Westchester and Brandywine run-off operations during 2012, which was the net result of adverse movements impacting accident years 2001 and prior, representing one percent of net unpaid reserves at December 31, 2011. Net adverse prior period development was driven by adverse development of $150 million related to the completion of the reserve review during 2012 and $18 million of unallocated loss adjustment expenses due to run-off operating expenses reserved and paid during 2012.

Insurance – North American's active operations experienced net favorable prior period development of $297 million in 2011, representing 1.9 percent of net unpaid reserves at December 31, 2010. Net prior period development was the net result of several underlying favorable and adverse movements. Net favorable development of $186 million on long-tail business included favorable development of $82 million in the D&O portfolio affecting the 2006 and prior accident years; $54 million in the excess casualty business affecting the 2005 and prior accident years; $43 million on medical risk operations; $28 million on the national accounts portfolio (commercial auto liability, general liability, and workers' compensation lines of business); and $26 million within the financial solutions business relating to a single account on the 2002 through 2010 accident years. Additional favorable development included $26 million in the foreign casualty product affecting the 2007 and prior accident years and $21 million on surety business primarily impacting the 2009 year. Partially offsetting this favorable development was adverse development of $40 million on errors and omissions coverage primarily affecting the 2007 and 2008 accident years and adverse development of $29 million within the environmental liability product line concentrated in the 2005 through 2007 accident years. Net prior period development also included adverse development of $25 million on other lines across a number of accident years, none of which was significant individually or in the aggregate. Net favorable development of $111 million on short-tail business included favorable development of $48 million in the property portfolios primarily affecting the 2009 and 2010 accident years and favorable development of $63 million on other lines across a number of accident years, primarily following better than expected loss emergence.

Insurance – North American's run-off operations incurred net adverse prior period development of $102 million in the Westchester and Brandywine run-off operations during 2011, which was the net result of adverse movements impacting the accident years 2000 and prior, representing 0.6 percent of net unpaid reserves at December 31, 2010. Net adverse prior period development was driven by adverse development of $82 million related to the completion of the reserve review during 2011 and $17 million of unallocated loss adjustment expenses due to operating expenses reserved and paid during 2011. Net prior period development also included $3 million of adverse development on other lines across a number of accident years, none of which was significant individually or in the aggregate.

Insurance – North American experienced net favorable prior period development of $107 million in 2010, representing 0.7 percent of the segment's net unpaid reserves at December 31, 2009.

Insurance – Overseas General

Insurance – Overseas General experienced net favorable prior period development of $226 million in 2012 representing 3.1 percent of net unpaid reserves at December 31, 2011. Net prior period development was the net result of several underlying favorable and adverse movements. Net favorable development of $121 million on long-tail business included favorable development of $150 million in casualty (primary and excess) and financial lines for accident years 2008 and prior, and adverse development of $29 million in the casualty (mainly primary) and financial lines for accident years 2009 through 2011. Favorable development of $105 million on short-tail business included property, marine, A&H, and personal lines across multiple geographical regions, and within both retail and wholesale operations, principally as a result of lower than expected loss emergence, mostly on accident years 2009 and 2010.

Insurance – Overseas General experienced net favorable prior period development of $290 million in 2011 representing 4.2 percent of net unpaid reserves at December 31, 2010. Net prior period development was the net result of several underlying favorable and adverse movements. Net favorable development of $154 million on long-tail business included favorable development of $337 million in casualty (primary and excess) and financial lines for accident years 2007 and prior, and adverse development of $183 million in the casualty (primary and excess) and financial lines book for accident years 2008 through 2010. Net favorable development of $136 million on short-tail business included property, marine, A&H, and energy lines across multiple geographical regions, and within both retail and wholesale operations, principally on accident years 2008 and 2009.

Insurance – Overseas General experienced net favorable prior period development of $290 million in 2010, representing 4.3 percent of the segment's net unpaid reserves at December 31, 2009.

Global Reinsurance

Global Reinsurance experienced net favorable prior period development of $61 million in 2012 representing 2.7 percent of net unpaid reserves at December 31, 2011. Net prior period development was the net result of several underlying favorable and adverse movements. Net favorable development of $32 million on long-tail business included favorable development of $54 million principally in treaty years 2008 and prior in casualty and medical malpractice lines. Net adverse development of $18 million on non-medical professional liability composed of favorable development on treaty years 2005 and prior, offset by adverse development on treaty years 2006 through 2011. Net prior period development also included $4 million of adverse development across a number of lines and treaty years, none of which was significant individually or in the aggregate. Net favorable development of $29 million on short-tail business, principally in treaty years 2010 and prior across property lines (including property catastrophe), trade credit, marine, and surety.

Global Reinsurance experienced net favorable prior period development of $71 million in 2011 representing 3.1 percent of net unpaid reserves at December 31, 2010. Net prior period development was the net result of several underlying favorable and adverse movements. Net favorable development of $58 million on long-tail business included net favorable development of $79 million principally in treaty years 2007 and prior across a number of portfolios (professional liability, D&O, casualty, and medical malpractice). Net favorable development of $13 million on short-tail business, primarily in treaty years 2009 and prior across property lines (including property catastrophe), trade credit, and surety.

Global Reinsurance experienced net favorable prior period development of $106 million in 2010, representing 4.7 percent of the segment's net unpaid reserves at December 31, 2009.

Asbestos and environmental (A&E) and other run-off liabilities
Included in liabilities for losses and loss expenses are amounts for A&E (A&E liabilities). The A&E liabilities principally relate to claims arising from bodily-injury claims related to asbestos products and remediation costs associated with hazardous waste sites. The estimation of A&E liabilities is particularly sensitive to future changes in the legal, social, and economic environment. ACE has not assumed any such future changes in setting the value of its A&E reserves, which include provisions for both reported and IBNR claims.

ACE's exposure to A&E claims principally arises out of liabilities acquired when it purchased Westchester Specialty in 1998 and CIGNA's P&C business in 1999, with the larger exposure contained within the liabilities acquired in the CIGNA transaction. In 1996, prior to ACE's acquisition of CIGNA's P&C business, the Pennsylvania Insurance Commissioner approved a plan to restructure INA Financial Corporation and its subsidiaries (the Restructuring) which included the division of Insurance Company of North America (INA) into two separate corporations:

(1) An active insurance company that retained the INA name and continued to write P&C business; and
(2) An inactive run-off company, now called Century Indemnity Company (Century).

As a result of the division, predominantly all A&E and certain other liabilities of INA were ascribed to Century and extinguished, as a matter of Pennsylvania law, as liabilities of INA.

As part of the Restructuring, most A&E liabilities of various U.S. affiliates of INA were reinsured to Century. Century and certain other run-off companies having A&E and other liabilities were contributed to Brandywine Holdings. ACE acquired Brandywine Holdings and its various subsidiaries as part of the 1999 acquisition of CIGNA's P&C business. For additional information, refer to "Brandywine Run-Off Entities" below.

During 2012, we conducted our annual internal, ground-up review of our consolidated A&E liabilities as of December 31, 2011. As a result of the internal review, we increased our gross loss reserves in 2012 for the Brandywine operations, including A&E, by $275 million, while the net loss reserves increased by $146 million. In addition, we increased gross loss reserves for Westchester Specialty's A&E and other liabilities by $17 million, while the net loss reserves increased by $4 million.

In 2012, in addition to our annual internal review, a team of external actuaries performed an evaluation as to the adequacy of Century's reserves. This external review was conducted in accordance with the Brandywine Restructuring Order, which requires that an independent actuarial review of Century's reserves be completed every two years. Management takes full responsibility for the estimation of its A&E liabilities.

An internal review was also conducted during 2011 of consolidated A&E liabilities as of December 31, 2010. As a result of that internal review, we increased gross loss reserves in 2011 for the Brandywine operations, including A&E, by $241 million while the net loss reserves increased by $76 million. In addition, we decreased gross loss reserves for Westchester Specialty's A&E and other liabilities by $29 million, while the net loss reserves increased by $6 million.

ACE's A&E reserves are not discounted for GAAP reporting and do not reflect any anticipated future changes in the legal, social, or economic environment, or any benefit from future legislative reforms.

The table below presents a roll-forward of consolidated A&E loss reserves (excluding other run-off liabilities), allocated loss expense reserves for A&E exposures, and the provision for uncollectible paid and unpaid reinsurance recoverables:

(in millions of U.S. dollars)	Asbestos		Environmental		Total	
	Gross	Net	Gross	Net	Gross	Net
Balance at December 31, 2011[1]	$ 2,086	$ 1,142	$ 245	$ 162	$ 2,331	$ 1,304
Incurred activity	211	95	40	39	251	134
Paid activity	(440)	(275)	(78)	(61)	(518)	(336)
Balance at December 31, 2012	**$ 1,857**	**$ 962**	**$ 207**	**$ 140**	**$ 2,064**	**$ 1,102**

(1) Balances at December 31, 2011 have been adjusted to present claims in a manner consistent with balances disclosed at December 31, 2012.

The A&E net loss reserves including allocated loss expense reserves and provision for uncollectible reinsurance at December 31, 2012, of $1.1 billion shown in the table above comprise $852 million in reserves in respect of Brandywine operations, $151 million of reserves held by Westchester Specialty, $84 million of reserves held by Insurance – Overseas General, $12 million of reserves held by ACE Bermuda, and $3 million of reserves held by Penn Millers. The incurred activity of $134 million is primarily the result of adverse activity in Brandywine and Westchester of $110 million and $22 million, respectively.

The net figures in the above table reflect third-party reinsurance other than reinsurance provided by National Indemnity Company (NICO) under two aggregate excess of loss contracts described below (collectively, the NICO contracts). ACE excludes the NICO contracts as they cover non-A&E liabilities as well as A&E liabilities. The split of coverage provided under the NICO contracts for A&E liabilities as compared to non-A&E liabilities is entirely dependent on the timing of the payment of the related claims. ACE's ability to make an estimate of this split is not practicable. ACE believes, instead, that the A&E discussion is best provided excluding the NICO contracts, while separately discussing the NICO contracts in relation to the total subject business, both A&E and non-A&E, covered by those contracts. With certain exceptions, the NICO contracts provide coverage for the net A&E incurred losses and allocated loss expenses within the limits of coverage and above ACE's retention levels. These exceptions include losses arising from certain operations of Insurance – Overseas General and participation by ACE Bermuda as a co-reinsurer or retrocessionaire in the NICO contracts.

Brandywine run-off – impact of NICO contracts on ACE's run-off liabilities

As part of the acquisition of CIGNA's P&C business, NICO provided $2.5 billion of reinsurance protection to Century on all Brandywine loss and allocated loss adjustment expense reserves and on the A&E reserves of various ACE INA insurance subsidiaries reinsured by Century (in each case, including uncollectible reinsurance). The benefits of this NICO contract (the Brandywine NICO Agreement) flowed to the other Brandywine companies and to the ACE INA insurance subsidiaries through agreements between those companies and Century. The Brandywine NICO Agreement was exhausted on an incurred basis in 2002.

The following table presents a roll-forward of net loss reserves, allocated loss expense reserves, and provision for uncollectible paid and unpaid reinsurance recoverables in respect of Brandywine operations only, including the impact of the Brandywine NICO Agreement for the year ended December 31, 2012:

(in millions of U.S. dollars)	Brandywine			NICO[2] Coverage	Net of NICO Coverage
	A&E	Other [1]	Total		
Balance at December 31, 2011[3]	$ 1,032	$ 458	$ 1,490	$ 386	$ 1,104
Incurred activity	110	19	129	—	129
Paid activity	(290)	(56)	(346)	(368)	22
Balance at December 31, 2012	**$ 852**	**$ 421**	**$ 1,273**	**$ 18**	**$ 1,255**

(1) Other consists primarily of workers' compensation, non-A&E general liability losses, and provision for uncollectible reinsurance on non-A&E business.
(2) NICO Coverage at December 31, 2011 was reduced to reflect $238 million of advances from NICO on uncollected inuring reinsurance recoverables as payments reducing the limit.
(3) Balances at December 31, 2011 have been adjusted to present claims in a manner consistent with balances disclosed at December 31, 2012.

The incurred activity of $129 million primarily relates to the internal review of consolidated A&E liabilities as discussed above.

Westchester Specialty – impact of NICO contracts on ACE's run-off liabilities
As part of the Westchester Specialty acquisition in 1998, NICO provided a 75 percent pro-rata share of $1 billion of reinsurance protection on losses and loss adjustment expenses incurred on or before December 31, 1996, in excess of a retention of $721 million (the 1998 NICO Agreement). NICO has also provided an 85 percent pro-rata share of $150 million of reinsurance protection on losses and allocated loss adjustment expenses incurred on or before December 31, 1992, in excess of a retention of $755 million (the 1992 NICO Agreement). At December 31, 2012, the remaining unused incurred limit under the 1998 NICO Agreement was $492 million, which is only available for losses and loss adjustment expenses. The 1992 NICO Agreement was exhausted on a paid basis in 2009.

The following table presents a roll-forward of net loss reserves, allocated loss expense reserves, and provision for uncollectible paid and unpaid reinsurance recoverables in respect of 1996 and prior Westchester Specialty operations that are the subject business of the NICO covers for the year ended December 31, 2012:

	Westchester Specialty				
(in millions of U.S. dollars)	A&E	Other	Total	NICO Coverage	Net of NICO Coverage
Balance at December 31, 2011[1]	$ 144	$ 54	$ 198	$ 165	$ 33
Incurred activity	22	(6)	16	12	4
Paid activity	(15)	(4)	(19)	(19)	—
Balance at December 31, 2012	**$ 151**	**$ 44**	**$ 195**	**$ 158**	**$ 37**

(1) Balances at December 31, 2011 have been adjusted to present claims in a manner consistent with balances disclosed at December 31, 2012.

The incurred activity of $4 million primarily relates to the internal review of consolidated A&E liabilities as discussed above.

Brandywine run-off entities
In addition to housing a significant portion of ACE's A&E exposure, the Brandywine operations include run-off liabilities related to various insurance and reinsurance businesses. ACE's Brandywine insurance companies are Century (a Pennsylvania insurer) and Century International Reinsurance Company Ltd., a Bermuda insurer (CIRC). The Brandywine companies are direct or indirect subsidiaries of Brandywine Holdings.

The U.S.-based ACE INA companies assumed two contractual obligations in respect of the Brandywine operations in connection with the Restructuring: a dividend retention fund obligation and a surplus maintenance obligation in the form of the excess of loss (XOL) agreement.

INA Financial Corporation established and funded a dividend retention fund (the Dividend Retention Fund) consisting of $50 million plus investment earnings. Pursuant to an interpretation of the Brandywine Restructuring Order, the full balance of the Dividend Retention Fund was contributed to Century as of December 31, 2002. Under the Restructuring Order, while any obligation to maintain the Dividend Retention Fund is in effect, to the extent dividends are paid by INA Holdings Corporation to its parent, INA Financial Corporation, and to the extent INA Financial Corporation then pays such dividends to INA Corporation, a portion of those dividends must be withheld to replenish the principal of the Dividend Retention Fund to $50 million. During 2012 and 2011, nil and $35 million respectively, were withheld from such dividends and deposited in the Dividend Retention Fund by INA Financial Corporation. Effective January 28, 2011, the Pennsylvania Insurance Department clarified the scope of the Dividend Retention Fund that capital contributions from the Dividend Retention Fund to Century shall not be required until the XOL Agreement has less than $200 million of capacity remaining on an incurred basis for statutory reporting purposes. The amount of the capital contribution shall be the lesser of the amount necessary to restore the XOL Agreement remaining capacity to $200 million or the Dividend Retention Fund balance. The Dividend Retention Fund may not be terminated without prior written approval from the Pennsylvania Insurance Commissioner.

In addition, an ACE INA insurance subsidiary provided reinsurance coverage to Century in the amount of $800 million under an XOL, triggered if the statutory capital and surplus of Century falls below $25 million or if Century lacks liquid assets with which to pay claims as they become due.

Effective December 31, 2004, ACE INA Holdings contributed $100 million to Century in exchange for a surplus note. After giving effect to the contribution and issuance of the surplus note, the statutory surplus of Century at December 31, 2012 was $25 million and approximately $394 million in statutory-basis losses have been ceded to the XOL on an inception-to-date basis. Century reports the amount ceded under the XOL in accordance with statutory accounting principles, which differ from GAAP by, among other things, allowing Century to discount its liabilities, including certain asbestos related and environmental pollution liabilities. For GAAP reporting purposes, intercompany reinsurance recoverables related to the XOL are eliminated upon consolidation.

While ACE believes it has no legal obligation to fund losses above the XOL limit of coverage, ACE's consolidated results would nevertheless continue to include any losses above the limit of coverage for so long as the Brandywine companies remain consolidated subsidiaries of ACE.

Uncertainties relating to ACE's ultimate Brandywine exposure
In addition to the Dividend Retention Fund and XOL commitments described above, certain ACE entities are primarily liable for asbestos, environmental, and other exposures that they have reinsured to Century. Accordingly, if Century were to become insolvent and ACE were to lose control of Century, some or all of the recoverables due to these ACE companies from Century could become uncollectible, yet those ACE entities would continue to be responsible to pay claims to their insureds or reinsureds. At December 31, 2012 and 2011, the aggregate reinsurance balances ceded by the active ACE companies to Century were approximately $958 million and $877 million, respectively. At December 31, 2012 and 2011, Century's carried gross reserves (including reserves ceded by the active ACE companies to Century) were $2.1 billion and $2.4 billion, respectively. ACE believes the intercompany reinsurance recoverables, which relate to liabilities payable over many years (i.e., 25 years or more), are not impaired. A portion of the liabilities ceded to Century by its affiliates have, in turn, been ceded by Century to NICO and, at December 31, 2012 and 2011, remaining cover on a paid loss basis was approximately $18 million and $386 million, respectively. Should Century's loss reserves experience adverse development in the future and should Century be placed into rehabilitation or liquidation, the reinsurance recoverables due from Century to its affiliates would be payable only after the payment in full of certain expenses and liabilities, including administrative expenses and direct policy liabilities. Thus, the intercompany reinsurance recoverables would be at risk to the extent of the shortage of assets remaining to pay these recoverables. Losses ceded by Century to the active ACE companies and other amounts owed to Century by the active ACE companies were, in the aggregate, approximately $402 million and $171 million at December 31, 2012 and 2011, respectively.

8. Taxation

Under Swiss law, a resident company is subject to income tax at the federal, cantonal, and communal levels that is levied on net worldwide income. Income attributable to permanent establishments or real estate located abroad is excluded from the Swiss tax base. ACE Limited is a holding company and, therefore, is exempt from cantonal and communal income tax. As a result, ACE Limited is subject to Swiss income tax only at the federal level. Furthermore, participation relief (i.e., tax relief) is granted to ACE Limited at the federal level for qualifying dividend income and capital gains related to the sale of qualifying participations (i.e., subsidiaries). It is expected that the participation relief will result in a full exemption of participation income from federal income tax. ACE Limited is resident in the Canton and City of Zurich and, as such, is subject to an annual cantonal and communal capital tax on the taxable equity of ACE Limited in Switzerland.

ACE has two Swiss operating subsidiaries resident in the Canton and City of Zurich, an insurance company, ACE Insurance (Switzerland) Limited, which, in turn, owns a reinsurance company, ACE Reinsurance (Switzerland) Limited. Both are subject to federal, cantonal, and communal income tax and to annual cantonal and communal capital tax.

Under current Bermuda law, ACE Limited and its Bermuda subsidiaries are not required to pay any taxes on income or capital gains. If a Bermuda law were enacted that would impose taxes on income or capital gains, ACE Limited and the Bermuda subsidiaries have received an undertaking from the Minister of Finance in Bermuda that would exempt such companies from Bermudian taxation until March 2035.

Income from ACE's operations at Lloyd's is subject to United Kingdom corporation taxes. Lloyd's is required to pay U.S. income tax on U.S. connected income (U.S. income) written by Lloyd's syndicates. Lloyd's has a closing agreement with the Internal Revenue Service (IRS) whereby the amount of tax due on this business is calculated by Lloyd's and remitted directly to the IRS. These amounts are then charged to the accounts of the Names/Corporate Members in proportion to their participation in the relevant syndicates. ACE's Corporate Members are subject to this arrangement but, as U.K. domiciled companies, will receive U.K. corporation tax credits for any U.S. income tax incurred up to the value of the equivalent U.K. corporation income tax charge on the U.S. income.

ACE Group Holdings and its respective subsidiaries are subject to income taxes imposed by U.S. authorities and file a consolidated U.S. tax return. Combined Insurance and its subsidiaries will file a separate consolidated U.S. tax return for tax years prior to 2014. Should ACE Group Holdings pay a dividend to ACE, withholding taxes would apply. Currently, however, no withholding taxes are accrued with respect to such un-remitted earnings as management has no intention of remitting these earnings. Similarly, no taxes have been provided on the un-remitted earnings of certain foreign subsidiaries as management has no intention of remitting these earnings. The cumulative amount that would be subject to withholding tax, if distributed, as well as the determination of the associated tax liability are not practicable to compute; however, such amount would be material to ACE. Certain international operations of ACE are also subject to income taxes imposed by the jurisdictions in which they operate.

ACE is not subject to income taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations, or treaties which might require ACE to change the way it operates or become subject to taxation.

ACE's domestic operations are in Switzerland, the jurisdiction where we are legally organized, incorporated, and registered. Domestic operations for the years ended December 31, 2012, 2011, and 2010 are not considered significant to the consolidated income before income taxes for the respective periods.

The following table presents the provision for income taxes:

	Years Ended December 31		
(in millions of U.S. dollars)	**2012**	2011	2010
Current tax expense	**$ 305**	$ 485	$ 443
Deferred tax expense (benefit)	**(35)**	17	110
Provision for income taxes	**$ 270**	$ 502	$ 553

The most significant jurisdictions contributing to the overall taxation of ACE are calculated using the following rates: Switzerland 7.83 percent, Bermuda 0.0 percent, U.S. 35.0 percent, and U.K. 24.5 percent. The following table presents a reconciliation of the difference between the provision for income taxes and the expected tax provision at the Swiss statutory income tax rate:

	Years Ended December 31		
(in millions of U.S. dollars)	**2012**	2011	2010
Expected tax provision at Swiss statutory tax rate	**$ 233**	$ 160	$ 285
Permanent differences:			
Taxes on earnings subject to rate other than Swiss statutory rate	**129**	323	327
Tax-exempt interest and dividends received deduction, net of proration	**(24)**	(21)	(20)
Net withholding taxes	**23**	19	15
Favorable resolution of prior years' tax matters and closing statutes of limitations	**(124)**	—	(21)
Change in valuation allowance	**4**	(2)	(3)
Non-taxable acquisition gain	**—**	—	(61)
Other	**29**	23	31
Total provision for income taxes	**$ 270**	$ 502	$ 553

The following table presents the components of the net deferred tax assets:

(in millions of U.S. dollars)	December 31 2012	December 31 2011
Deferred tax assets:		
Loss reserve discount	$ 849	$ 933
Unearned premiums reserve	98	85
Foreign tax credits	1,131	1,074
Investments	43	67
Provision for uncollectible balances	110	113
Loss carry-forwards	55	43
Other, net	110	31
Cumulative translation adjustment	—	5
Total deferred tax assets	2,396	2,351
Deferred tax liabilities:		
Deferred policy acquisition costs	68	47
VOBA and other intangible assets	379	372
Un-remitted foreign earnings	795	810
Unrealized appreciation on investments	586	392
Cumulative translation adjustment	59	—
Total deferred tax liabilities	1,887	1,621
Valuation allowance	56	57
Net deferred tax assets	$ 453	$ 673

The valuation allowance of $56 million at December 31, 2012, and $57 million at December 31, 2011, reflects management's assessment, based on available information, that it is more likely than not that a portion of the deferred tax assets will not be realized due to the inability of certain foreign subsidiaries to generate sufficient taxable income and the inability of ACE Group Holdings and its subsidiaries to utilize foreign tax credits. Adjustments to the valuation allowance are made when there is a change in management's assessment of the amount of deferred tax assets that are realizable.

At December 31, 2012, ACE has net operating loss carry-forwards of $157 million which, if unutilized, will expire in the years 2013 through 2030, and a foreign tax credit carry-forward in the amount of $76 million which, if unutilized, will expire in the years 2015 through 2022.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(in millions of U.S. dollars)	December 31 2012	December 31 2011
Balance, beginning of year	$ 134	$ 139
Additions based on tax provisions related to the current year	19	1
Reductions for tax positions of prior years	—	(6)
Reductions for settlements with tax authorities	(16)	—
Reductions for the lapse of the applicable statutes of limitations	(111)	—
Balance, end of year	$ 26	$ 134

Not included in the balance above at December 31, 2012 and 2011, is $18 million and $1 million, respectively, of unrecognized tax benefits for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, an unfavorable resolution of these temporary items would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. Consequently, the total amount of unrecognized tax benefits at December 31, 2012, that would affect the effective tax rate, if recognized, is $8 million.

ACE recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense in the consolidated statements of operations. Tax-related interest expense (income) and penalties reported in the consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010 were $(8) million, $3 million, and $(1) million, respectively. At December 31, 2012 and 2011, ACE recorded $12 million and $22 million, respectively, in liabilities for tax-related interest and penalties in our consolidated balance sheets.

In 2010, ACE reached final settlement with the IRS Appeals Division (Appeals) regarding its federal tax returns for 2002, 2003, and 2004. As a result of the settlement, the amount of unrecognized tax benefits including interest was reduced by approximately $21 million. In 2012, ACE reached final settlement with Appeals regarding several issues raised by the IRS Examination Division in its federal tax returns for 2005, 2006, and 2007. The settlement of these issues had no net impact on our results of operations. During 2012, the IRS completed its field examination of ACE's federal tax returns for 2008 and 2009. No material adjustments resulted from this examination. During 2012, ACE recognized a $124 million benefit resulting from the favorable resolution of various prior years' tax matters and the closing of statutes of limitations. It is reasonably possible that over the next twelve months, the amount of unrecognized tax benefits may change resulting from the re-evaluation of unrecognized tax benefits arising from examinations of taxing authorities and the closing of tax statutes of limitations. With few exceptions, ACE is no longer subject to state and local or non-U.S. income tax examinations for years before 2005.

9. Debt

Debt outstanding consisted of the following:

(in millions of U.S. dollars)	**December 31 2012**	December 31 2011
Short-term debt		
Reverse repurchase agreements	$ **1,401**	$ 1,251
Long-term debt		
ACE INA senior notes due 2014	$ **500**	$ 500
ACE INA senior notes due 2015	**449**	449
ACE INA senior notes due 2015	**699**	699
ACE INA senior notes due 2017	**500**	500
ACE INA senior notes due 2018	**300**	300
ACE INA senior notes due 2019	**500**	500
ACE INA debentures due 2029	**100**	100
ACE INA senior notes due 2036	**299**	299
Other	**13**	13
	$ **3,360**	$ 3,360
Trust Preferred Securities		
ACE INA capital securities due 2030	$ **309**	$ 309

a) Short-term debt
ACE has executed reverse repurchase agreements with certain counterparties under which ACE agreed to sell securities and repurchase them at a future date for a predetermined price. At December 31, 2012, there were $1.4 billion of reverse repurchase agreements outstanding with a weighted average interest rate of 0.40 percent.

b) ACE INA notes and debentures
In June 2004, ACE INA issued $500 million of 5.875 percent senior notes due June 2014. These notes are redeemable at any time at ACE INA's option subject to a "make-whole" premium plus 0.20 percent. The notes are also redeemable at par plus accrued and unpaid interest in the event of certain changes in tax law. The notes do not have the benefit of any sinking fund. These senior unsecured notes are guaranteed on a senior basis by ACE Limited and they rank equally with all of ACE's other

senior obligations. They also contain customary limitations on lien provisions as well as customary events of default provisions which, if breached, could result in the accelerated maturity of such senior debt.

In May 2008, ACE INA issued $450 million of 5.6 percent senior notes due May 2015. These notes are redeemable at any time at ACE INA's option subject to a "make-whole" premium plus 0.35 percent. The notes are also redeemable at par plus accrued and unpaid interest in the event of certain changes in tax law. The notes do not have the benefit of any sinking fund. These senior unsecured notes are guaranteed on a senior basis by ACE Limited and they rank equally with all of ACE's other senior obligations. They also contain customary limitations on lien provisions as well as customary events of default provisions which, if breached, could result in the accelerated maturity of such senior debt.

In November 2010, ACE INA issued $700 million of 2.6 percent senior notes due November 2015. These notes are redeemable at any time at ACE INA's option subject to a "make-whole" premium plus 0.20 percent. The notes are also redeemable at par plus accrued and unpaid interest in the event of certain changes in tax law. The notes do not have the benefit of any sinking fund. These senior unsecured notes are guaranteed on a senior basis by ACE Limited and they rank equally with all of ACE's other senior obligations. They also contain customary limitations on lien provisions as well as customary events of default provisions which, if breached, could result in the accelerated maturity of such senior debt.

In February 2007, ACE INA issued $500 million of 5.7 percent senior notes due February 2017. These notes are redeemable at any time at ACE INA's option subject to a "make-whole" premium plus 0.20 percent. The notes are also redeemable at par plus accrued and unpaid interest in the event of certain changes in tax law. These notes do not have the benefit of any sinking fund. These senior unsecured notes are guaranteed on a senior basis by ACE Limited and they rank equally with all of ACE's other senior obligations. They also contain customary limitations on lien provisions as well as customary events of default provisions which, if breached, could result in the accelerated maturity of such senior debt.

In February 2008, ACE INA issued $300 million of 5.8 percent senior notes due March 2018. These notes are redeemable at any time at ACE INA's option subject to a "make-whole" premium plus 0.35 percent. The notes are also redeemable at par plus accrued and unpaid interest in the event of certain changes in tax law. These notes do not have the benefit of any sinking fund. These senior unsecured notes are guaranteed on a senior basis by ACE Limited and they rank equally with all of ACE's other senior obligations. They also contain customary limitations on lien provisions as well as customary events of default provisions which, if breached, could result in the accelerated maturity of such senior debt.

In June 2009, ACE INA issued $500 million of 5.9 percent senior notes due June 2019. These notes are redeemable at any time at ACE INA's option subject to a "make-whole" premium plus 0.40 percent. The notes are also redeemable at par plus accrued and unpaid interest in the event of certain changes in tax law. The notes do not have the benefit of any sinking fund. These senior unsecured notes are guaranteed on a senior basis by ACE Limited and they rank equally with all of ACE's other senior obligations. They also contain customary limitations on lien provisions as well as customary events of default provisions which, if breached, could result in the accelerated maturity of such senior debt.

In August 1999, ACE INA issued $100 million of 8.875 percent debentures due August 2029. Subject to certain exceptions, the debentures are not redeemable before maturity and do not have the benefit of any sinking fund. These unsecured debentures are guaranteed on a senior basis by ACE Limited and they rank equally with all of ACE INA's other senior indebtedness. They also contain customary limitations on lien provisions as well as customary events of default provisions which, if breached, could result in the accelerated maturity of such senior debt.

In May 2006, ACE INA issued $300 million of 6.7 percent notes due May 2036. These notes are redeemable at any time at ACE INA's option subject to a "make-whole" premium plus 0.20 percent. The notes are also redeemable at par plus accrued and unpaid interest in the event of certain changes in tax law. These notes do not have the benefit of any sinking fund. These senior unsecured notes are guaranteed on a senior basis by ACE Limited and they rank equally with all of ACE's other senior obligations. They also contain customary limitations on lien provisions as well as customary events of default provisions which, if breached, could result in the accelerated maturity of such senior debt.

c) Other long-term debt

In August 2005, ACE American borrowed $10 million from the Pennsylvania Industrial Development Authority (PIDA) at a rate of 2.75 percent due September 2020. The proceeds from PIDA were restricted for purposes of defraying construction costs of a new office building. Principal and interest are payable on a monthly basis. The current balance outstanding is $6 million.

In addition, in 1999, ACE American assumed a CIGNA loan of $8 million borrowed from the City of Philadelphia under the Urban Development Action Grant with an imputed rate of 7.1 percent due December 2019. The current amount outstanding is $7 million.

d) ACE INA capital securities

In March 2000, ACE Capital Trust II, a Delaware statutory business trust, publicly issued $300 million of 9.7 percent Capital Securities (the Capital Securities). At the same time, ACE INA purchased $9.2 million of common securities of ACE Capital Trust II.

The Capital Securities mature in April 2030. Distributions on the Capital Securities are payable semi-annually. ACE Capital Trust II may defer these payments for up to ten consecutive semi-annual periods (but no later than April 1, 2030). Any deferred payments would accrue interest compounded semi-annually if ACE INA defers interest on the Subordinated Debentures due 2030 (as defined below).

The sole assets of ACE Capital Trust II consist of $309 million principal amount of 9.7 percent Junior Subordinated Deferrable Interest Debentures (the Subordinated Debentures) issued by ACE INA. The Subordinated Debentures mature in April 2030. Interest on the Subordinated Debentures is payable semi-annually. ACE INA may defer such interest payments (but no later than April 1, 2030), with such deferred payments accruing interest compounded semi-annually. ACE INA may redeem the Subordinated Debentures in the event certain changes in tax or investment company law occur at a redemption price equal to accrued and unpaid interest to the redemption date plus the greater of (i) 100 percent of the principal amount thereof, or (ii) the sum of the present value of scheduled payments of principal and interest on the debentures from the redemption date to April 1, 2030. The Capital Securities and the ACE Capital Trust II Common Securities will be redeemed upon repayment of the Subordinated Debentures.

ACE Limited has guaranteed, on a subordinated basis, ACE INA's obligations under the Subordinated Debentures, and distributions and other payments due on the Capital Securities. These guarantees, when taken together with ACE's obligations under expense agreements entered into with ACE Capital Trust II, provide a full and unconditional guarantee of amounts due on the Capital Securities.

10. Commitments, contingencies, and guarantees

a) Derivative instruments

Derivative instruments employed

ACE maintains positions in derivative instruments such as futures, options, swaps, and foreign currency forward contracts for which the primary purposes are to manage duration and foreign currency exposure, yield enhancement, or to obtain an exposure to a particular financial market. Along with convertible bonds and to be announced mortgage-backed securities (TBA), discussed below, these are the most numerous and frequent derivative transactions.

ACE maintains positions in convertible bond investments that contain embedded derivatives. In addition, ACE, from time to time, purchases TBAs as part of its investing activities. These securities are included within the fixed maturities available for sale (FM AFS) portfolio. At December 31, 2012, ACE had no positions in TBAs.

Under reinsurance programs covering GLBs, ACE assumes the risk of GLBs, including GMIB and GMAB, associated with variable annuity contracts. The GMIB risk is triggered if, at the time the contract holder elects to convert the accumulated account value to a periodic payment stream (annuitize), the accumulated account value is not sufficient to provide a guaranteed minimum level of monthly income. The GMAB risk is triggered if, at contract maturity, the contract holder's account value is less than a guaranteed minimum value. The GLB reinsurance product meets the definition of a derivative instrument. Benefit reserves in respect of GLBs are classified as Future policy benefits (FPB) while the fair value derivative adjustment is classified within Accounts payable, accrued expenses, and other liabilities (AP). ACE also maintains positions in exchange-traded equity futures contracts and options on equity market indices to limit equity exposure in the GMDB and GLB blocks of business.

In relation to certain debt issuances, ACE, from time to time, enters into interest rate swap transactions for the purpose of either fixing or reducing borrowing costs. Although the use of these interest rate swaps has the economic effect of fixing or reducing borrowing costs on a net basis, gross interest expense on the related debt issuances is included in Interest expense while the settlements related to the interest rate swaps are reflected in Net realized gains (losses) in the consolidated statements of operations. At December 31, 2012, ACE had no in-force interest rate swaps.

ACE, from time to time, buys credit default swaps to mitigate global credit risk exposure, primarily related to reinsurance recoverables. At December 31, 2012, ACE had no in-force credit default swaps.

All derivative instruments are carried at fair value with changes in fair value recorded in Net realized gains (losses) in the consolidated statements of operations. None of the derivative instruments are designated as hedges for accounting purposes.

The following table presents the balance sheet locations, fair values in an asset or (liability) position, and notional values/ payment provisions of our derivative instruments:

(in millions of U.S. dollars)	Consolidated Balance Sheet Location	**December 31 2012** Fair Value	**December 31 2012** Notional Value/ Payment Provision	December 31 2011 Fair Value	December 31 2011 Notional Value/ Payment Provision
Investment and embedded derivative instruments					
Foreign currency forward contracts	AP	$ —	$ 620	$ 7	$ 674
Cross-currency swaps	AP	—	50	—	—
Futures contracts on money market instruments	AP	1	2,710	7	10,476
Futures contracts on notes and bonds	AP	10	915	(4)	1,055
Options on money market instruments	AP	—	—	—	292
Convertible bonds	FM AFS	309	279	357	353
TBAs	FM AFS	—	—	60	56
		$ 320	$ 4,574	$ 427	$ 12,906
Other derivative instruments					
Futures contracts on equities[1]	AP	$ (6)	$ 2,308	$ (16)	$ 1,367
Options on equity market indices[1]	AP	30	250	54	250
Credit default swaps	AP	—	—	3	350
Other	AP	—	—	—	6
		$ 24	$ 2,558	$ 41	$ 1,973
GLB[2]	AP/FPB	$ (1,352)	$ 1,100	$ (1,505)	$ 1,378

(1) Related to GMDB and GLB blocks of business.

(2) Includes both future policy benefits reserves and fair value derivative adjustment. Refer to Note 5 c) for additional information. Note that the payment provision related to GLB is the net amount at risk. The concept of a notional value does not apply to the GLB reinsurance contracts.

The following table presents net realized gains (losses) related to derivative instrument activity in the consolidated statements of operations:

	Years Ended December 31		
(in millions of U.S. dollars)	**2012**	2011	2010
Investment and embedded derivative instruments			
Foreign currency forward contracts	**$ (9)**	$ 6	$ 21
All other futures contracts and options	**(22)**	(98)	29
Convertible bonds	**25**	(50)	7
TBAs	**—**	(1)	1
Total investment and embedded derivative instruments	**$ (6)**	$ (143)	$ 58
GLB and other derivative instruments			
GLB[(1)]	**$ 171**	$ (779)	$ (28)
Futures contracts on equities[(2)]	**(273)**	(12)	(140)
Options on equity market indices[(2)]	**(24)**	8	(10)
Interest rate swaps	**—**	—	(21)
Credit default swaps	**(4)**	(4)	1
Other	**—**	—	1
Total GLB and other derivative instruments	**$ (130)**	$ (787)	$ (197)
	$ (136)	$ (930)	$ (139)

(1) Excludes foreign exchange gains (losses) related to GLB.

(2) Related to GMDB and GLB blocks of business.

Derivative instrument objectives

(i) Foreign currency exposure management

A foreign currency forward contract (forward) is an agreement between participants to exchange specific foreign currencies at a future date. ACE uses forwards to minimize the effect of fluctuating foreign currencies.

(ii) Duration management and market exposure

Futures

Futures contracts give the holder the right and obligation to participate in market movements, determined by the index or underlying security on which the futures contract is based. Settlement is made daily in cash by an amount equal to the change in value of the futures contract times a multiplier that scales the size of the contract. Exchange-traded futures contracts on money market instruments, notes and bonds are used in fixed maturity portfolios to more efficiently manage duration as substitutes for ownership of the money market instruments, bonds and notes without significantly increasing the risk in the portfolio. Investments in futures contracts may be made only to the extent that there are assets under management not otherwise committed.

Exchange-traded equity futures contracts are used to limit exposure to a severe equity market decline, which would cause an increase in expected claims and therefore, reserves for GMDB and GLB reinsurance business.

Options

An option contract conveys to the holder the right, but not the obligation, to purchase or sell a specified amount or value of an underlying security at a fixed price. Option contracts are used in the investment portfolio as protection against unexpected shifts in interest rates, which would affect the duration of the fixed maturity portfolio. By using options in the portfolio, the overall interest rate sensitivity of the portfolio can be reduced. Option contracts may also be used as an alternative to futures contracts in the synthetic strategy as described above.

Another use for option contracts is to limit exposure to a severe equity market decline, which would cause an increase in expected claims and therefore, reserves for GMDB and GLB reinsurance business.

The price of an option is influenced by the underlying security, expected volatility, time to expiration, and supply and demand.

The credit risk associated with the above derivative financial instruments relates to the potential for non-performance by counterparties. Although non-performance is not anticipated, in order to minimize the risk of loss, management monitors the creditworthiness of its counterparties and obtains collateral. The performance of exchange-traded instruments is guaranteed by the exchange on which they trade. For non-exchange-traded instruments, the counterparties are principally banks which must meet certain criteria according to our investment guidelines.

Cross-currency swaps
Cross currency swaps are agreements under which two counterparties exchange interest payments and principal denominated in different currencies at a future date. We use cross-currency swaps to reduce the foreign currency and interest rate risk by converting cash flows back into local currency. We invest in foreign currency denominated investments to improve credit diversification and also to obtain better duration matching to our liabilities that is limited in the local currency market.

Interest rate swaps
We use interest rate swaps related to certain debt issuances for the purpose of either fixing and/or reducing borrowing costs.

Credit default swaps
A credit default swap is a bilateral contract under which two counterparties agree to isolate and separately trade the credit risk of at least one third-party reference entity. Under a credit default swap agreement, ACE as a protection buyer pays a periodic fee to a protection seller in exchange for a contingent payment by the seller upon a credit event (such as a default or failure to pay) related to the reference entity. When a credit event is triggered, the protection seller pays the protection buyer the difference between the fair value of assets and the principal amount.

(iii) Convertible security investments
A convertible bond is a debt instrument that can be converted into a predetermined amount of the issuer's equity at certain times prior to the bond's maturity. The convertible option is an embedded derivative within the fixed maturity host instruments which are classified in the investment portfolio as available for sale. ACE purchases convertible bonds for their total return and not specifically for the conversion feature.

(iv) TBA
By acquiring TBAs, we make a commitment to purchase a future issuance of mortgage-backed securities. For the period between purchase of the TBAs and issuance of the underlying security we account for our position as a derivative in the consolidated financial statements. ACE purchases TBAs both for their total return and for the flexibility they provide related to our mortgage-backed security strategy.

(v) GLB
Under the GLB program, as the assuming entity, ACE is obligated to provide coverage until the expiration or maturity of the underlying deferred annuity contracts or the expiry of the reinsurance treaty. Premiums received under the reinsurance treaties are classified as premium. Expected losses allocated to premiums received are classified as Future policy benefits and valued similar to GMDB reinsurance. Other changes in fair value, principally arising from changes in expected losses allocated to expected future premiums, are classified as Net realized gains (losses). Fair value represents management's estimate of exit price and thus, includes a risk margin. We may recognize a realized loss for other changes in fair value due to adverse changes in the capital markets (e.g., declining interest rates and/or declining equity markets) and changes in actual or estimated future policyholder behavior (e.g., increased annuitization or decreased lapse rates) although we expect the business to be profitable. We believe this presentation provides the most meaningful disclosure of changes in the underlying risk within the GLB reinsurance programs for a given reporting period.

b) Concentrations of credit risk
Our investment portfolio is managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single issue and issuer. We believe that there are no significant concentrations of credit risk associated with our investments. Our three largest exposures by issuer at December 31, 2012, were JP Morgan Chase & Co., General Electric Company, and Goldman Sachs Group Inc. Our largest exposure by industry at December 31, 2012 was financial services.

We market our insurance and reinsurance worldwide primarily through insurance and reinsurance brokers. We assume a degree of credit risk associated with brokers with whom we transact business During the years ended December 31, 2012, and both 2011 and 2010, approximately 11 percent and 12 percent, respectively, of our gross premiums written were generated from or placed by Marsh, Inc. This entity is a large, well established company and there are no indications that it is financially troubled at December 31, 2012. During the years ended December 31, 2011 and 2010, approximately 10 percent of our gross premiums written were generated from or placed by Aon Corporation and its affiliates. No other broker and no one insured or reinsured accounted for more than 10 percent of gross premiums written in the years ended December 31, 2012, 2011, and 2010.

c) Other investments

At December 31, 2012, included in Other investments in the consolidated balance sheet are investments in limited partnerships and partially-owned investment companies with a carrying value of $1.7 billion. In connection with these investments, we have commitments that may require funding of up to $1.2 billion over the next several years.

d) Letters of credit

We have a $1.0 billion unsecured operational LOC facility (adjustable to $1.5 billion upon consent of the issuers) expiring in November 2017. We are allowed to utilize up to $300 million of this LOC facility as an unsecured revolving credit facility. This facility replaces the $1.0 billion syndicated letter of credit facility and $500 million unsecured revolving credit facility that expired in November 2012. At December 31, 2012, outstanding LOCs issued under this facility were $619 million. We also have a $500 million unsecured operational LOC facility expiring in June 2014. At December 31, 2012, this facility was fully utilized.

To satisfy funding requirements of ACE's Lloyd's Syndicate 2488 through 2013, we have a series of four bilateral uncollateralized LOC facilities totaling $425 million. LOCs issued under these facilities will expire no earlier than December 2017. At December 31, 2012, $400 million of this facility was utilized.

These facilities require that ACE Limited and/or certain of its subsidiaries continue to maintain certain covenants. ACE Limited is also required to maintain a minimum consolidated net worth covenant and a maximum leverage covenant, which have been met at December 31, 2012.

e) Legal proceedings

(i) Claims and other litigation

Our insurance subsidiaries are subject to claims litigation involving disputed interpretations of policy coverages and, in some jurisdictions, direct actions by allegedly-injured persons seeking damages from policyholders. These lawsuits, involving claims on policies issued by our subsidiaries which are typical to the insurance industry in general and in the normal course of business, are considered in our loss and loss expense reserves. In addition to claims litigation, we are subject to lawsuits and regulatory actions in the normal course of business that do not arise from or directly relate to claims on insurance policies. This category of business litigation typically involves, among other things, allegations of underwriting errors or misconduct, employment claims, regulatory activity, or disputes arising from our business ventures. In the opinion of management, our ultimate liability for these matters could be, but we believe is not likely to be, material to our consolidated financial condition and results of operations.

(ii) Business practices litigation

ACE Limited, ACE INA Holdings Inc., and ACE USA, Inc., along with a number of other insurers and brokers, were named in a series of federal putative nationwide class actions brought by insurance policyholders. The Judicial Panel on Multidistrict Litigation (JPML) consolidated these cases in the District of New Jersey. On August 1, 2005, plaintiffs in the New Jersey consolidated proceedings filed two consolidated amended complaints - one concerning commercial insurance and the other concerning employee benefit plans. The employee benefit plans litigation against ACE Limited and certain subsidiaries has been dismissed.

In the commercial insurance complaint, the plaintiffs named ACE Limited, ACE INA Holdings Inc., ACE USA, Inc., ACE American Insurance Co., Illinois Union Insurance Co., and Indemnity Insurance Co. of North America. They allege that certain brokers and insurers, including certain ACE entities, conspired to increase premiums and allocate customers through the use of "B" quotes and contingent commissions. In addition, they allege that the broker defendants received additional income by improperly placing their clients' business with insurers through related wholesale entities that acted as intermediaries between brokers and insurers. Plaintiffs also allege that broker defendants tied the purchase of primary insurance to the placement of such coverage with reinsurance carriers through the broker defendants' reinsurance broker subsidiaries. The complaint asserts the following causes of action against the ACE defendants: Federal Racketeer Influenced and Corrupt Organizations Act (RICO), federal antitrust law, state antitrust law, aiding and abetting breach of fiduciary duty, and unjust enrichment.

In 2006 and 2007, the Court dismissed plaintiffs' first two attempts to properly plead a case without prejudice and permitted plaintiffs one final opportunity to re-plead. The amended complaint, filed on May 22, 2007, purported to add several new ACE defendants: ACE Group Holdings, Inc., ACE US Holdings, Inc., Westchester Fire Insurance Company, INA Corporation, INA Financial Corporation, INA Holdings Corporation, ACE Property and Casualty Insurance Company, and Pacific Employers Insurance Company. Plaintiffs also added a new antitrust claim against Marsh, the ACE defendants, and other insurers based on the same allegations as the other claims but limited to excess casualty insurance. In 2007, the Court granted defendants' motions to dismiss plaintiffs' antitrust and RICO claims with prejudice. The Court also declined to exercise supplemental jurisdiction over plaintiffs' state law claims and dismissed those claims without prejudice. Plaintiffs appealed to the United States Court of Appeals for the Third Circuit. On August 16, 2010, the Third Circuit affirmed, in part, and vacated, in part, the District Court's previous dismissals with instructions for further briefing at the District Court on remand. Defendants renewed their motions consistent with the Third Circuit's instructions. On June 28, 2011 the District Court administratively terminated defendants' motions without prejudice to re-file after adjudication of issues related to a proposed class settlement involving a number of other parties and stayed the case. On October 17, 2011, the Court lifted the stay and, shortly thereafter, entered an order permitting defendants to re-file their motions to dismiss. Defendants did so on October 21, 2011. On April 30, 2012 the Court entered a discovery scheduling order. On May 31, 2012, the Court once again administratively terminated defendants' motions to dismiss. On September 25, 2012, at defendants' urging, the Court ordered that the defendants' motions to dismiss would be reinstated.

On January 11, 2013, ACE reached a settlement in principle with the class action commercial plaintiffs for $4.2 million. If approved by the Court, this would end ACE's involvement in the class action lawsuit.

There are a number of additional federal actions brought by policyholders based on allegations similar to the allegations in the consolidated federal actions that were filed in, or transferred to, the United States District Court for the District of New Jersey for coordination ("tag-along cases"). On October 17, 2011 the Court lifted the stay in those matters, and on April 30, 2012 the Court entered a discovery scheduling order. On September 25, 2012, at defendants' urging, the Court ordered the tag-along plaintiffs to file their final complaints. The tag-along defendants served motions to dismiss or to compel arbitration on December 4, 2012 and December 21, 2012, respectively. The plaintiffs are required to file opposition briefs to the motions to dismiss on March 25, 2013 and to the motions to compel on March 3, 2013. The defendants reply briefs on the motions to dismiss are due on April 16, 2013 and for the motions to compel on March 23, 2013. Discovery is ongoing.

- New Cingular Wireless Headquarters LLC et al. v. Marsh & McLennan Companies, Inc. et al. (Case No. 06-5120; D.N.J.), was originally filed in the Northern District of Georgia on April 4, 2006. ACE Limited, ACE American Ins. Co., ACE USA, Inc., ACE Bermuda Insurance Ltd., Illinois Union Ins. Co., Pacific Employers Ins. Co., and Lloyd's of London Syndicate 2488 AGM, along with a number of other insurers and brokers, are named.
- Avery Dennison Corp. v. Marsh & McLennan Companies, Inc. et al. (Case No. 07-00757; D.N.J.) was filed on February 13, 2007. ACE Limited, ACE INA Holdings Inc., ACE USA, Inc., and ACE American Insurance Co., along with a number of other insurers and brokers, are named. On February 22, 2013, ACE reached a confidential settlement in principle with Avery Dennison Corp. Once the agreement is finalized, this lawsuit will be dismissed with prejudice.
- Henley Management Co., Inc. et al. v. Marsh, Inc. et al. (Case No. 07-2389; D.N.J.) was filed on May 27, 2007. ACE USA, Inc., along with a number of other insurers and Marsh, Inc., are named.
- Sears, Roebuck & Co. et al. v. Marsh & McLennan Companies, Inc. et al. (Case No. 07-2535; D.N.J.) was originally filed in the Northern District of Georgia on October 12, 2007. ACE American Insurance Co., ACE Bermuda Insurance Ltd., and Westchester Surplus Lines Insurance Co., along with a number of other insurers and brokers, are named.
- Lincoln Adventures LLC et al. v. Those Certain Underwriters at Lloyd's, London Members of Syndicates 0033 et al. (Case No. 07-60991; D.N.J.) was originally filed in the Southern District of Florida on July 13, 2007. Supreme Auto Transport LLC et al. v. Certain Underwriters of Lloyd's of London, et al. (Case No. 07-6703; D.N.J.) (Supreme Auto) was originally filed in the Southern District of New York on July 25, 2007. Lloyd's of London Syndicate 2488 AGM, along with a number of other Lloyd's of London Syndicates and various brokers, are named in both actions. The allegations in these putative class-action lawsuits are similar to the allegations in the consolidated federal actions identified above, although these lawsuits focus on alleged conduct within the London insurance market. On May 29, 2012 the Supreme Auto case was voluntarily dismissed without prejudice by the plaintiffs.

As of February 27, 2013, plaintiffs have not specified an amount of alleged damages in any of the remaining tag-along cases. The proceedings in the tag-along cases were stayed at a very early stage, before the ACE defendants could challenge the sufficiency of the claims with, for example, motions to dismiss. Also, the scope of the tag-along cases, in large part, will be affected by the outcome of the Court's decision on defendants' motions to dismiss. As a result, ACE is unable to reasonably estimate the potential loss or range of losses, if any, arising from these litigations.

In addition to the related federal cases, there is one pending state case with allegations similar to those in the consolidated federal actions described above:

- Van Emden Management Corporation v. Marsh & McLennan Companies, Inc., et al. (Case No. 05-0066A; Superior Court of Massachusetts), a class action in Massachusetts, was filed on January 13, 2005. Illinois Union Insurance Company is named. The Van Emden case has been stayed pending resolution of the consolidated proceedings in the District of New Jersey or until further order of the Court.

  As of February 27, 2013, plaintiffs have not specified an amount of alleged damages in this case. The proceedings were stayed at a very early stage, before Illinois Union could challenge the sufficiency of the claims with, for example, a motion to dismiss. As a result, ACE is unable to reasonably estimate the potential loss or range of losses, if any, arising from this litigation.

In all of the lawsuits described above, except where specifically noted, plaintiffs seek compensatory and in some cases special damages without specifying an amount. As a result, ACE cannot at this time estimate its potential costs related to these legal matters and, accordingly, no liability for compensatory damages has been established in the consolidated financial statements.

In the opinion of management, our ultimate liability for these matters could be, but we believe is not likely to be, material to our consolidated financial condition and results of operations.

f) Lease commitments
We lease office space and equipment in the countries in which we operate under operating leases which expire at various dates through 2033. We renew and enter into new leases in the ordinary course of business as required. Total rent expense with respect to these operating leases was $112 million, $114 million, and $83 million for the years ended December 31, 2012, 2011, and 2010, respectively. Future minimum lease payments under the leases are expected to be as follows:

For the year ending December 31 (in millions of U.S. dollars)		
2013	$	91
2014		79
2015		69
2016		60
2017		51
Thereafter		151
Total minimum future lease commitments	$	501

11. Shareholders' equity

a) Common Shares
All of ACE's Common Shares are authorized under Swiss corporate law. Though the par value of Common Shares is stated in Swiss francs, ACE continues to use U.S. dollars as its reporting currency for preparing the consolidated financial statements. Under Swiss corporate law, we may not generally issue Common Shares below their par value. In the event there is a need to raise common equity at a time when the trading price of ACE's Common Shares is below par value, we will obtain shareholder approval to decrease the par value of the Common Shares.

Under Swiss corporate law, dividends, including distributions through a reduction in par value (par value reduction), must be stated in Swiss francs though dividend payments are made by ACE in U.S. dollars. Dividend distributions following ACE's redomestication to Switzerland in July 2008 through March 2011 were paid in the form of a par value reduction (under the methods approved by our shareholders at our Annual General Meetings) and had the effect of reducing par value per Common Share each time a dividend was distributed. In light of a January 1, 2011 Swiss tax law change, shareholders at our May 2011 Annual General Meeting approved a dividend for the following year from capital contribution reserves (Additional paid-in capital), a subaccount of legal reserves.

In November 2011, the Board recommended that our shareholders approve a resolution to increase our quarterly dividend from $0.35 per share to $0.47 per share for the payment made on January 31, 2012 and the payment made on April 20, 2012. This proposed increase was approved by our shareholders at the January 9, 2012 Extraordinary General Meeting.

At our May 2012 annual general meeting, our shareholders approved a dividend for the following year, payable in four quarterly installments after the May 2012 annual general meeting in the form of a distribution by way of a par value reduction. We have determined this procedure is more appropriate for us at this time due to current Swiss law.

b) Shares issued, outstanding, authorized, and conditional
The following table presents a roll-forward of changes in Common Shares issued and outstanding:

	Years Ended December 31		
	2012	2011	2010
Shares issued, beginning of year	**342,832,412**	341,094,559	337,841,616
Shares issued, net	**—**	—	2,268,000
Exercise of stock options	**—**	1,737,853	984,943
Shares issued, end of year	**342,832,412**	342,832,412	341,094,559
Common Shares in treasury, end of year	**(2,510,878)**	(5,905,136)	(6,151,707)
Shares issued and outstanding, end of year	**340,321,534**	336,927,276	334,942,852
Common Shares issued to employee trust			
Balance, beginning of year	**(9,467)**	(101,481)	(101,481)
Shares redeemed	**—**	92,014	—
Balance, end of year	**(9,467)**	(9,467)	(101,481)

Prior to August 2011, exercises of stock options were satisfied through newly issued shares. From August 2011 onward, exercises of stock options were satisfied through Common shares in treasury. Other decreases in Common Shares in treasury are principally due to grants of restricted stock, and purchases under the Employee Stock Purchase Plan (ESPP). Increases in Common Shares in treasury are due to open market repurchases of Common Shares and the surrender of Common Shares to satisfy tax withholding obligations in connection with the vesting of restricted stock and the forfeiture of unvested restricted stock.

For the years ended December 2012, 2011, and 2010, ACE repurchased 100,000 Common Shares, 2,058,860 Common Shares, and 4,926,082 Common Shares in a series of open market transactions, respectively. The cost of these shares, which were placed in treasury, totaled $7 million, $132 million, and $303 million for the years ended December 31, 2012, 2011, and 2010, respectively. ACE repurchased these Common Shares to partially offset potential dilution from the exercise of stock options and the granting of restricted stock under share-based compensation plans.

At December 31, 2012, and 2011, 2,510,878 Common Shares and 5,905,136 Common Shares, respectively, remain in treasury after net shares redeemed under employee share-based compensation plans. Common Shares held in treasury are accounted for at cost.

Common Shares issued to employee trust are issued by ACE to a rabbi trust for deferred compensation obligations as discussed in Note 11 f) below.

Authorized share capital for general purposes
The ACE Limited Board of Directors (Board) has shareholder-approved authority as set forth in the Articles of Association to increase for general purposes ACE's share capital from time to time through May 16, 2014, by the issuance of up to 140,000,000 fully paid up Common Shares, with a par value equal to the par value of ACE's Common Shares as set forth in the Articles of Association at the time of any such issuance.

Conditional share capital for bonds and similar debt instruments
The share capital of ACE may be increased through the issuance of a maximum of 33,000,000 fully paid up Common Shares with a par value of CHF 28.89 each through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes, or similar instruments, issued or to be issued by ACE, including convertible debt instruments.

Conditional share capital for employee benefit plans
The share capital of ACE may be increased through the issuance of a maximum of 25,410,929 fully paid up Common Shares with a par value of CHF 28.89 each in connection with the exercise of option rights granted to any employee of ACE, and any consultant, director, or other person providing services to ACE.

c) ACE Limited securities repurchase authorization
In August 2011, the Board of Directors authorized the repurchase of up to $303 million of ACE's Common Shares through December 31, 2012. The amount authorized in August 2011 was in addition to the $197 million balance remaining under a $600 million share repurchase program approved in November 2010. In November 2012, the Board of Directors authorized an extension through December 31, 2013. These authorizations were granted to allow ACE to repurchase Common Shares to partially offset potential dilution from the exercise of stock options and the granting of restricted stock under share-based compensation plans. Such repurchases may be made in the open market, in privately negotiated transactions, block trades, accelerated repurchases and/or through option or other forward transactions. At December 31, 2012, $461 million in share repurchase authorizations remained through December 31, 2013 pursuant to the November 2010, August 2011, and November 2012 Board authorizations. For the period January 1, 2013 through February 27, 2013, we repurchased 1,746,123 Common Shares for a total of $149 million in a series of open market transactions. As of February 27, 2013, $312 million in share repurchase authorizations remained through December 31, 2013.

d) General restrictions
The holders of the Common Shares are entitled to receive dividends as proposed by the Board and approved by the shareholders. Holders of Common Shares are allowed one vote per share provided that, if the controlled shares of any shareholder constitute ten percent or more of the outstanding Common Shares of ACE, only a fraction of the vote will be allowed so as not to exceed ten percent. Entry of acquirers of Common Shares as shareholders with voting rights in the share register may be refused if it would confer voting rights with respect to ten percent or more of the registered share capital recorded in the commercial register.

e) Dividends
As discussed above, dividend distributions on Common Shares following ACE's redomestication to Switzerland in July 2008 through March 31, 2011 were paid as a par value reduction while subsequent dividend distributions were funded from capital contribution reserves (Additional paid-in capital) and paid out of free reserves (Retained earnings) under the method approved by our shareholders at the May 2011 Annual General Meeting. At our May 2012 annual general meeting, our shareholders approved a dividend for the following year, payable in four quarterly installments after the May 2012 annual general meeting in the form of a distribution by way of a par value reduction. We have determined this procedure is more appropriate for us at this time due to current Swiss law. Dividend distributions on Common Shares amounted to CHF 1.91 ($2.06) per Common Share (including par value reductions of CHF 1.38 per Common Share), CHF 1.22 ($1.38) per Common Share (including a par value reduction of CHF 0.30 per Common Share), and CHF 1.31 ($1.30) per Common Share for the years ended December 31, 2012, 2011, and 2010, respectively. Par value reductions have been reflected as such through Common Shares in the consolidated statements of shareholders' equity. The par value per Common Share at December 31, 2012, stands at CHF 28.89.

f) Deferred compensation obligation
ACE maintains rabbi trusts for deferred compensation plans principally for employees and former directors. The shares issued by ACE to the rabbi trusts in connection with deferrals of share compensation are classified in shareholders' equity and accounted for at historical cost in a manner similar to Common Shares in treasury. These shares are recorded in Common Shares issued to employee trust and the obligations are recorded in Deferred compensation obligation in the consolidated balance sheets. Changes in the fair value of the shares underlying the obligations are recorded in Accounts payable, accrued expenses, and other liabilities in the consolidated balance sheets and the related expense or income is recorded in Administrative expenses in the consolidated statements of operations.

The rabbi trusts also hold other assets, such as fixed maturities, equity securities, and life insurance policies. The assets of the rabbi trusts are consolidated with ACE's assets and reflected in Other investments in the consolidated balance sheets. Except for life insurance policies which are reflected at cash surrender value, these assets are classified as trading securities and reported at fair value with changes in fair value reflected in Other (income) expense in the consolidated statements of operations. Except for obligations related to life insurance policies which are carried at cash surrender value, the related deferred compensation obligation is carried at fair value and included in Accounts payable, accrued expenses, and other liabilities in the consolidated balance sheets with changes reflected as a corresponding increase or decrease to Other (income) expense in the consolidated statements of operations.

12. Share-based compensation

ACE has share-based compensation plans which currently provide for awards of stock options, restricted stock, and restricted stock units to its employees and members of the Board.

ACE principally issues restricted stock grants and stock options on a graded vesting schedule. ACE recognizes compensation cost for restricted stock and stock option grants with only service conditions that have a graded vesting schedule on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. We incorporate an estimate of future forfeitures into the determination of compensation cost for both grants of restricted stock and stock options.

During 2004, we established the ACE Limited 2004 Long-Term Incentive Plan (the 2004 LTIP), which replaced our prior incentive plans except for outstanding awards. The 2004 LTIP will continue in effect until terminated by the Board. Under the 2004 LTIP, a total of 30,600,000 Common Shares of ACE are authorized to be issued pursuant to awards made as stock options, stock appreciation rights, performance shares, performance units, restricted stock, and restricted stock units. The maximum number of shares that may be delivered to participants and their beneficiaries under the 2004 LTIP shall be equal to the sum of: (i) 30,600,000 shares; and (ii) any shares that are represented by awards granted under the prior plans that are forfeited, expired, or are canceled after the effective date of the 2004 LTIP, without delivery of shares or which result in the forfeiture of the shares back to ACE to the extent that such shares would have been added back to the reserve under the terms of the applicable prior plan. At December 31, 2012, a total of 6,593,991 shares remain available for future issuance under this plan.

The 2004 LTIP also provides for grants of restricted stock and restricted stock units. ACE generally grants restricted stock and restricted stock units with a 4-year vesting period, based on a graded vesting schedule. The restricted stock is granted at market close price on the day of grant. Each restricted stock unit represents our obligation to deliver to the holder one Common Share upon vesting.

At our May 2012 Annual General Meeting, our shareholders approved a 1,500,000 increase to the maximum number of authorized shares to be issued under the ESPP under the 2004 LTIP. At December 31, 2012, a total of 1,491,053 Common Shares remain available for issuance under the ESPP.

ACE generally issues Common Shares for the exercise of stock options, restricted stock, and purchases under the ESPP from un-issued reserved shares and Common Shares in treasury.

The following table presents pre-tax and after-tax share-based compensation expense:

(in millions of U.S. dollars)	Years Ended December 31 **2012**	2011	2010
Stock options and shares issued under ESPP:			
Pre-tax	**$ 22**	$ 23	$ 28
After-tax [(1)]	**$ 17**	$ 17	$ 20
Restricted stock:			
Pre-tax	**$ 109**	$ 108	$ 111
After-tax	**$ 64**	$ 70	$ 79

[(1)] Excludes windfall tax benefit (shortfall) for share-based compensation recognized as a direct adjustment to Additional paid-in capital of $18 million, $6 million and $(1) million for the years ended December 31, 2012, 2011 and 2010, respectively.

Unrecognized compensation expense related to the unvested portion of ACE's employee share-based awards was $119 million at December 31, 2012, and is expected to be recognized over a weighted-average period of approximately 1 year.

Stock options

ACE's 2004 LTIP provides for grants of both incentive and non-qualified stock options principally at an option price per share equal to the fair value of ACE's Common Shares on the date of grant. Stock options are generally granted with a 3-year vesting period and a 10-year term. The stock options vest in equal annual installments over the respective vesting period, which is also the requisite service period.

Included in ACE's share-based compensation expense in the year ended December 31, 2012, is a portion of the cost related to the 2009-2012 stock option grants. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option-pricing model that uses the weighted-average assumptions noted below. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life (estimated period of time from grant to exercise date) was estimated using the historical exercise behavior of employees. Expected volatility was calculated as a blend of (a) historical volatility based on daily closing prices over a period equal to the expected life assumption, (b) long-term historical volatility based on daily closing prices over the period from ACE's initial public trading date through the most recent quarter, and (c) implied volatility derived from ACE's publicly traded options.

The fair value of the options issued is estimated on the date of grant using the Black-Scholes option-pricing model. The following table presents the weighted-average model assumptions used for grants:

	Years Ended December 31		
	2012	2011	2010
Dividend yield	**2.7%**	2.2%	2.5%
Expected volatility	**29.8%**	28.8%	30.3%
Risk-free interest rate	**1.1%**	2.3%	2.5%
Forfeiture rate	**6.5%**	6.5%	7.5%
Expected life	**5.8 years**	5.4 years	5.4 years

The following table presents a roll-forward of ACE's stock options:

(Intrinsic Value in millions of U.S. dollars)	Number of Options	Weighted-Average Exercise Price	Weighted-Average Fair Value	Total Intrinsic Value
Options outstanding, December 31, 2009	11,483,104	$ 45.46		
Granted	2,094,227	$ 50.38	$ 12.09	
Exercised	(1,328,715)	$ 40.11		$ 22
Forfeited	(305,723)	$ 49.77		
Options outstanding, December 31, 2010	11,942,893	$ 46.80		
Granted	1,649,824	$ 62.68	$ 14.67	
Exercised	(2,741,238)	$ 44.45		$ 63
Forfeited	(271,972)	$ 51.33		
Options outstanding, December 31, 2011	10,579,507	$ 49.78		
Granted	1,462,103	$ 73.36	$ 15.58	
Exercised	(2,401,869)	$ 42.50		$ 78
Forfeited	(190,082)	$ 61.87		
Options outstanding, December 31, 2012	**9,449,659**	**$ 55.03**		**$ 234**
Options exercisable, December 31, 2012	**6,446,407**	**$ 50.26**		**$ 190**

The weighted-average remaining contractual term was 6.2 years for the stock options outstanding and 4.8 years for the stock options exercisable at December 31, 2012. The amount of cash received during the year ended December 31, 2012 from the exercise of stock options was $95 million.

Restricted stock and restricted stock units

ACE's 2004 LTIP provides for grants of restricted stock and restricted stock units with a 4-year vesting period, based on a graded vesting schedule. ACE also grants restricted stock awards to non-management directors which vest at the following year's annual general meeting. The restricted stock is granted at market close price on the date of grant. Each restricted stock unit represents our obligation to deliver to the holder one Common Share upon vesting. Included in our share-based compensation expense for the year ended December 31, 2012, is a portion of the cost related to the restricted stock granted in the years 2008 – 2012.

The following table presents a roll-forward of our restricted stock awards. Included in the roll-forward below are 25,669 restricted stock awards, 32,660 restricted stock awards, and 36,248 restricted stock awards that were granted to non-management directors during the years ended December 31, 2012, 2011, and 2010 respectively:

	Number of Restricted Stock	Weighted-Average Grant-Date Fair Value
Unvested restricted stock, December 31, 2009	4,873,429	$ 48.25
Granted	2,461,076	$ 51.09
Vested	(1,771,423)	$ 50.79
Forfeited	(257,350)	$ 47.93
Unvested restricted stock, December 31, 2010	5,305,732	$ 48.74
Granted	1,808,745	$ 60.01
Vested	(1,929,189)	$ 50.82
Forfeited	(333,798)	$ 47.46
Unvested restricted stock, December 31, 2011	4,851,490	$ 52.20
Granted	1,589,178	$ 73.46
Vested	(1,923,385)	$ 52.71
Forfeited	(262,436)	$ 58.40
Unvested restricted stock, December 31, 2012	**4,254,847**	**$ 59.53**

During the years ended December 31, 2012, 2011, and 2010, ACE awarded 262,549 restricted stock units, 261,214 restricted stock units, and 326,091 restricted stock units, respectively, to employees and officers of ACE and its subsidiaries each with a weighted-average grant date fair value per share of $73.41, $62.85, and $50.36, respectively. At December 31, 2012, there were 637,085 unvested restricted stock units.

Prior to 2009, ACE granted restricted stock units with a 1-year vesting period to non-management directors. Delivery of Common Shares on account of these restricted stock units to non-management directors is deferred until six months after the date of the non-management directors' termination from the Board. At December 31, 2012, there were 196,431 deferred restricted stock units.

ESPP

The ESPP gives participating employees the right to purchase Common Shares through payroll deductions during consecutive subscription periods at a purchase price of 85 percent of the fair value of a Common Share on the exercise date (Purchase Price). Annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to ten percent of the participant's compensation or $25,000, whichever is less. The ESPP has two six-month subscription periods, the first of which runs between January 1 and June 30 and the second of which runs between July 1 and December 31 of each year. The amounts that have been collected from participants during a subscription period are used on the exercise date to purchase full shares of Common Shares. An exercise date is generally the last trading day of a subscription period. The number of shares purchased is equal to the total amount, at the exercise date, that has been collected from the participants through payroll deductions for that subscription period, divided by the Purchase Price, rounded down to the next full share. Participants may withdraw from an offering before the exercise date and obtain a refund of the amounts withheld through payroll deductions. Pursuant to the provisions of the ESPP, during the years ended December 31, 2012, 2011, and 2010, employees paid $13 million, $12 million, and $10 million to purchase 198,244 shares, 205,812 shares, and 240,979 shares, respectively.

13. Pension plans

ACE provides pension benefits to eligible employees and their dependents through various defined contribution plans and defined benefit plans sponsored by ACE. The defined contribution plans include a capital accumulation plan (401(k)) in the U.S. The defined benefit plans consist of various plans offered in certain jurisdictions outside of the U.S. and Bermuda.

Defined contribution plans (including 401(k))

Under these plans, employees' contributions may be supplemented by ACE matching contributions based on the level of employee contribution. These contributions are invested at the election of each employee in one or more of several investment portfolios offered by a third party investment advisor. Expenses for these plans totaled $99 million, $96 million, and $87 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Defined benefit plans

We maintain non-contributory defined benefit plans that cover certain employees, principally located in Europe and Asia. We also provide a defined benefit plan to certain U.S.-based employees as a result of our acquisition of Penn Millers in November 2011. We account for pension benefits using the accrual method. Benefits under these plans are based on employees' years of service and compensation during final years of service. All underlying defined benefit plans are subject to periodic actuarial valuation by qualified local actuarial firms using actuarial models in calculating the pension expense and liability for each plan. We use December 31 as the measurement date for our defined benefit pension plans.

At December 31, 2012, the fair value of plan assets and the projected benefit obligation were $487 million and $531 million, respectively. The fair value of plan assets and the projected benefit obligation were $434 million and $508 million, respectively, at December 31, 2011. The accrued pension liability of $44 million and $74 million at December 31, 2012 and 2011, respectively is included in Accounts payable, accrued expenses, and other liabilities in the consolidated balance sheets.

The defined benefit pension plan contribution for 2013 is expected to be $18 million. The estimated net actuarial loss for the defined benefit pension plans that will be amortized from AOCI into net benefit costs over the next year is $3 million.

Benefit payments were $37 million and $21 million for the years ended December 31, 2012 and 2011, respectively. Benefit payments for the year ended December 31, 2012 included $12 million related to the full settlement of a defined benefit plan. Expected future payments are as follows:

For the year ending December 31 (in millions of U.S dollars)		
2013	$	21
2014		21
2015		23
2016		24
2017		22
2018 – 2022		127

14. Other (income) expense

The following table presents the components of Other (income) expense as reflected in the consolidated statements of operations:

	Years Ended December 31		
(in millions of U.S. dollars)	**2012**	2011	2010
Equity in net (income) loss of partially-owned entities	**$ (80)**	$ (32)	$ (75)
Amortization of intangible assets	**51**	29	9
(Gains) losses from fair value changes in separate account assets	**(29)**	36	—
Federal excise and capital taxes	**22**	20	19
Acquisition-related costs	**11**	5	14
Other	**19**	23	23
Other (income) expense	**$ (6)**	$ 81	$ (10)

Other (income) expense includes (Gains) losses from fair value changes in separate account assets that do not qualify for separate account reporting under GAAP. The offsetting movement in the separate account liabilities is included in Policy benefits in the consolidated statements of operations. Refer to Note 1 i) for additional information. Equity in net (income) loss of partially-owned entities includes our share of net (income) loss related to investment funds, limited partnerships, partially-owned investment companies, and partially-owned insurance companies. Certain federal excise and capital taxes incurred as a result of capital management initiatives are included in Other (income) expense in the consolidated statements of operations. As these are considered capital transactions, they are excluded from underwriting results.

15. Segment information

ACE operates through the following business segments: Insurance – North American, Insurance – Overseas General, Global Reinsurance, and Life. These segments distribute their products through various forms of brokers, agencies, and direct marketing programs. All business segments have established relationships with reinsurance intermediaries.

The Insurance – North American segment comprises our operations in the U.S., Canada, and Bermuda. This segment includes the operations of ACE USA (including ACE Canada), ACE Commercial Risk Services, ACE Private Risk Services, ACE Westchester, ACE Agriculture, ACE Bermuda, and various run-off operations, including Brandywine. ACE USA is the North American retail operating division which provides a broad array of traditional and specialty P&C, A&H, and risk management products and services to a diverse group of commercial and non-commercial enterprises and consumers. ACE Commercial Risk Services addresses the insurance needs of small and mid-sized businesses in North America by delivering an array of specialty product solutions for targeted industries that lend themselves to technology-assisted underwriting. ACE Private Risk Services provides personal lines coverages for high net worth individuals and families in North America. ACE Westchester focuses on the North American wholesale distribution of excess and surplus lines property, casualty, environmental, professional liability and inland marine products. ACE Agriculture provides comprehensive Multiple Peril Crop Insurance, crop-hail and farm P&C insurance protection to customers in the U.S. and Canada through Rain and Hail as well as specialty P&C insurance coverages to Agribusiness customers through Penn Millers. ACE Bermuda provides commercial insurance products on an excess basis mainly to a global client base targeting Fortune 1000 companies and covering exposures that are generally low in frequency and high in severity. The run-off operations do not actively sell insurance products but are responsible for the management of certain existing policies and settlement of related claims.

The Insurance – Overseas General segment comprises ACE International, our global retail insurance operations, the wholesale insurance business of ACE Global Markets (AGM), and the international A&H business of Combined Insurance. ACE International is our retail business serving territories outside the U.S., Bermuda, and Canada, and maintains a presence in every major insurance market in the world and is organized geographically along product lines that provide dedicated underwriting focus to customers. ACE International has four regions of operations: ACE Europe, ACE Asia Pacific, ACE Far East, and ACE Latin America. Companies within the Insurance – Overseas General segment write a variety of insurance products including P&C, professional lines (directors and officers and errors and omissions), marine, energy, aviation, political risk, specialty consumer-oriented products, and A&H (principally accident and supplemental health). AGM, our London-based international specialty and excess and surplus lines business, includes Syndicate 2488, a wholly-owned ACE syndicate. AGM offers products through its parallel distribution network via ACE European Group Limited (AEGL) and Syndicate 2488. ACE provides funds at Lloyd's to support underwriting by Syndicate 2488, which is managed by ACE Underwriting Agencies Limited. AGM uses Syndicate 2488 to underwrite P&C business on a global basis through Lloyd's worldwide licenses. AGM uses AEGL to underwrite similar classes of business through its network of U.K. and European licenses, and in the U.S. where it is eligible to write excess and surplus lines business. The reinsurance operation of AGM is included in the Global Reinsurance segment. Combined Insurance distributes a wide range of supplemental A&H products.

The Global Reinsurance segment represents ACE's reinsurance operations comprising ACE Tempest Re Bermuda, ACE Tempest Re USA, ACE Tempest Re International, and ACE Tempest Re Canada. The Global Reinsurance segment also includes AGM's reinsurance operations. These divisions provide a broad range of traditional and specialty reinsurance products including property catastrophe, casualty, and property reinsurance coverages to a diverse array of primary P&C insurers.

The Life segment includes ACE's international life operations (ACE Life), ACE Tempest Life Re (ACE Life Re), and the North American supplemental A&H and life business of Combined Insurance. ACE Life provides a broad portfolio of protection and savings products including whole life, endowment plans, individual term life, group term life, group medical, personal accident, credit life, universal life and unit linked contracts through multiple distribution channels primarily in emerging markets, including Egypt, Hong Kong, Indonesia, South Korea, Taiwan, Thailand and Vietnam; also throughout Latin America, selectively in Europe, and China through a non-consolidated joint venture insurance company. ACE Life Re helps clients (ceding companies) manage mortality, morbidity, and lapse risks embedded in their books of business. ACE Life Re's core business is a Bermuda-based operation which provides reinsurance to primary life insurers, focusing on guarantees included in certain fixed and variable annuity products and also on more traditional mortality reinsurance protection. ACE Life Re's U.S.-based traditional life reinsurance operation was discontinued for new business in January 2010. Since 2007, ACE Life Re has not quoted on new opportunities in the variable annuity reinsurance marketplace. Combined Insurance distributes specialty supplemental A&H and life insurance products targeted to middle income consumers, businesses, and students through educational institutions in the U.S. and Canada.

Corporate and Other (Corporate) includes ACE Limited, ACE Group Management and Holdings Ltd., ACE INA Holdings, Inc., and intercompany eliminations. Losses and loss expenses arise in connection with the commutation of ceded reinsurance contracts that result from a differential between the consideration received from reinsurers and the related reduction of reinsurance recoverable, principally related to the time value of money. Due to our initiatives to reduce reinsurance recoverable balances and thereby encourage such commutations, losses recognized in connection with the commutation of ceded reinsurance contracts are generally not considered when assessing segment performance and, accordingly, are directly allocated to Corporate. ACE also eliminates the impact of intersegment loss portfolio transfer transactions which are not reflected in the results within the statements of operations by segment.

For segment reporting purposes, certain items have been presented in a different manner than in the consolidated financial statements. Management uses underwriting income as the main measure of segment performance. ACE calculates underwriting income by subtracting Losses and loss expenses, Policy benefits, Policy acquisition costs, and Administrative expenses from Net premiums earned. For the Life business, management also includes Net investment income and (Gains) losses from fair value changes in separate account assets that do not qualify for separate account reporting under GAAP as components of underwriting income. For example, for the year ended December 31, 2012, Life underwriting income of $402 million includes Net investment income of $251 million and gains from fair value changes in separate account assets of $29 million.

Effective January 1, 2012, we reclassified prior years segment operating results in order to conform to certain organizational realignments. These realignments resulted in a transfer of operating revenue and underwriting results of our international direct-marketed and credit life businesses from the Insurance – Overseas General segment to the Life segment. These realignments have no impact on consolidated operating results; however, prior years segment operating results contained in this report have been adjusted to conform to the current year presentation.

The following tables present the operations by segment:

Statement of Operations by Segment

For the Year Ended December 31, 2012 (in millions of U.S. dollars)	Insurance – North American	Insurance – Overseas General	Global Reinsurance	Life	Corporate and Other	ACE Consolidated
Net premiums written	$ 7,208	$ 5,863	$ 1,025	$ 1,979	$ —	$ 16,075
Net premiums earned	7,019	5,740	1,002	1,916	—	15,677
Losses and loss expenses	5,626	2,862	553	611	1	9,653
Policy benefits	—	—	—	521	—	521
Policy acquisition costs	586	1,353	172	334	1	2,446
Administrative expenses	601	935	51	328	181	2,096
Underwriting income (loss)	206	590	226	122	(183)	961
Net investment income	1,091	521	290	251	28	2,181
Net realized gains (losses) including OTTI	42	103	6	(72)	(1)	78
Interest expense	12	5	4	12	217	250
Other (income) expense:						
(Gains) losses from fair value changes in separate account assets	—	—	—	(29)	—	(29)
Other	(9)	3	(15)	25	19	23
Income tax expense (benefit)	200	133	15	58	(136)	270
Net income (loss)	$ 1,136	$ 1,073	$ 518	$ 235	$ (256)	$ 2,706

Statement of Operations by Segment

For the Year Ended December 31, 2011 (in millions of U.S. dollars)	Insurance – North American	Insurance – Overseas General	Global Reinsurance	Life	Corporate and Other	ACE Consolidated
Net premiums written	$ 6,851	$ 5,629	$ 979	$ 1,913	$ —	$ 15,372
Net premiums earned	6,911	5,614	1,003	1,859	—	15,387
Losses and loss expenses	5,276	3,029	621	593	1	9,520
Policy benefits	—	—	—	401	—	401
Policy acquisition costs	612	1,335	185	339	1	2,472
Administrative expenses	592	939	52	317	168	2,068
Underwriting income (loss)	431	311	145	209	(170)	926
Net investment income	1,170	546	287	226	13	2,242
Net realized gains (losses) including OTTI	34	33	(50)	(806)	(6)	(795)
Interest expense	15	5	2	11	217	250
Other (income) expense						
(Gains) losses from fair value changes in separate account assets	—	—	—	36	—	36
Other	5	—	(1)	26	15	45
Income tax expense (benefit)	395	164	30	50	(137)	502
Net income (loss)	$ 1,220	$ 721	$ 351	$ (494)	$ (258)	$ 1,540

Statement of Operations by Segment

For the Year Ended December 31, 2010 (in millions of U.S. dollars)	Insurance – North American	Insurance – Overseas General	Global Reinsurance	Life	Corporate and Other	ACE Consolidated
Net premiums written	$ 5,797	$ 5,189	$ 1,075	$ 1,647	$ —	$ 13,708
Net premiums earned	5,651	5,153	1,071	1,629	—	13,504
Losses and loss expenses	3,918	2,615	518	528	—	7,579
Policy benefits	—	—	—	357	—	357
Policy acquisition costs	626	1,209	204	306	—	2,345
Administrative expenses	561	837	55	246	174	1,873
Underwriting income (loss)	546	492	294	192	(174)	1,350
Net investment income	1,138	473	288	174	(3)	2,070
Net realized gains (losses) including OTTI	417	123	93	(192)	(9)	432
Interest expense	9	1	—	3	211	224
Other (income) expense	(22)	(13)	(23)	26	22	(10)
Income tax expense (benefit)	435	171	42	59	(154)	553
Net income (loss)	$ 1,679	$ 929	$ 656	$ 86	$ (265)	$ 3,085

Underwriting assets are reviewed in total by management for purposes of decision-making. Other than goodwill, ACE does not allocate assets to its segments.

The following table presents net premiums earned for each segment by product:

(in millions of U.S. dollars) For the Year Ended December 31, 2012	Property & All Other	Casualty	Life, Accident & Health	ACE Consolidated
Insurance – North American	**$ 3,242**	**$ 3,406**	**$ 371**	**$ 7,019**
Insurance – Overseas General	**2,236**	**1,379**	**2,125**	**5,740**
Global Reinsurance	**495**	**507**	**—**	**1,002**
Life	**—**	**—**	**1,916**	**1,916**
	$ 5,973	**$ 5,292**	**$ 4,412**	**$ 15,677**
For the Year Ended December 31, 2011				
Insurance – North American	$ 3,174	$ 3,380	$ 357	$ 6,911
Insurance – Overseas General	2,080	1,415	2,119	5,614
Global Reinsurance	458	545	—	1,003
Life	—	—	1,859	1,859
	$ 5,712	$ 5,340	$ 4,335	$ 15,387
For the Year Ended December 31, 2010				
Insurance – North American	$ 1,578	$ 3,777	$ 296	$ 5,651
Insurance – Overseas General	1,800	1,424	1,929	5,153
Global Reinsurance	520	551	—	1,071
Life	—	—	1,629	1,629
	$ 3,898	$ 5,752	$ 3,854	$ 13,504

The following table presents net premiums earned by geographic region. Allocations have been made on the basis of location of risk:

Years Ended	North America	Europe	Asia Pacific/Far East	Latin America
2012	**60%**	**17%**	**16%**	**7%**
2011	61%	18%	14%	7%
2010	61%	20%	13%	6%

16. Earnings per share

As discussed in Note 1, the following table presents the computation of basic and diluted earnings per share:

	Years Ended December 31		
(in millions of U.S. dollars, except share and per share data)	**2012**	2011	2010
Numerator:			
Net income	**$ 2,706**	$ 1,540	$ 3,085
Denominator:			
Denominator for basic earnings per share:			
Weighted-average shares outstanding	**339,843,438**	338,159,409	339,685,143
Denominator for diluted earnings per share:			
Share-based compensation plans	**2,903,512**	2,620,815	1,561,244
Adjusted weighted-average shares outstanding and assumed conversions	**342,746,950**	340,780,224	341,246,387
Basic earnings per share	**$ 7.96**	$ 4.55	$ 9.08
Diluted earnings per share	**$ 7.89**	$ 4.52	$ 9.04
Potential anti-dilutive share conversions	**896,591**	111,326	256,868

Excluded from adjusted weighted-average shares outstanding and assumed conversions is the impact of securities that would have been anti-dilutive during the respective years.

17. Related party transactions

The ACE Foundation – Bermuda is an unconsolidated not-for-profit organization whose primary purpose is to fund charitable causes in Bermuda. The Trustees are principally ACE management. ACE maintains a non-interest bearing demand note receivable from the ACE Foundation – Bermuda (Borrower), the balance of which was $27 million and $29 million, at December 31, 2012 and 2011, respectively. The receivable is included in Other assets in the consolidated balance sheets. The Borrower has used the related proceeds to finance investments in Bermuda real estate, some of which have been rented to ACE employees at rates established by independent, professional real estate appraisers. The Borrower uses income from the investments to both repay the note and to fund charitable activities. Accordingly, we report the demand note at the lower of its principal value or the fair value of assets held by the Borrower to repay the loan, including the real estate properties.

18. Statutory financial information

Our subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by insurance regulators. Statutory accounting differs from GAAP in the reporting of certain reinsurance contracts, investments, subsidiaries, acquisition expenses, fixed assets, deferred income taxes, and certain other items. Our international subsidiaries prepare statutory financial statements based on local laws and regulations. Some jurisdictions impose complex regulatory requirements on insurance companies while other jurisdictions impose fewer requirements. In some countries, we must obtain licenses issued by governmental authorities to conduct local insurance business. These licenses may be subject to reserves and minimum capital and solvency tests. Jurisdictions may impose fines, censure, and/or criminal sanctions for violation of regulatory requirements.

ACE's insurance and reinsurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate. These regulations include restrictions that limit the amount of dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities. The amount of dividends available to be paid in 2013 without prior approval for our U.S. and International subsidiaries totals $762 million and $2.1 billion, respectively.

The statutory capital and surplus of our insurance subsidiaries met regulatory requirements for 2012, 2011, and 2010.

The following tables present the combined statutory capital and surplus and statutory net income of the U.S. and International subsidiaries:

(in millions of U.S. dollars)	December 31 2012	2011
Statutory capital and surplus		
U.S. Subsidiaries	**$ 6,037**	$ 5,858
International Subsidiaries	**$ 18,317**	$ 15,565

(in millions of U.S. dollars)	Years Ended December 31 2012	2011	2010
Statutory net income			
U.S. Subsidiaries	**$ 619**	$ 702	$ 1,025
International Subsidiaries	**$ 2,118**	$ 1,214	$ 2,592

Several insurance subsidiaries follow accounting practices prescribed or permitted by the jurisdiction of domicile that differ from the applicable NAIC or local statutory practice. The application of prescribed or permitted accounting practices does not have a material impact on ACE's statutory surplus and income. As prescribed by the Restructuring discussed previously in Note 7, certain of our U.S. subsidiaries discount certain A&E liabilities, which increased statutory capital and surplus by approximately $161 million and $192 million at December 31, 2012 and 2011, respectively.

19. Information provided in connection with outstanding debt of subsidiaries

The following tables present condensed consolidating financial information at December 31, 2012 and December 31, 2011, and for the years ended December 31, 2012, 2011, and 2010 for ACE Limited (the Parent Guarantor) and ACE INA Holdings, Inc. (the Subsidiary Issuer). The Subsidiary Issuer is an indirect 100 percent-owned subsidiary of the Parent Guarantor. Investments in subsidiaries are accounted for by the Parent Guarantor under the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are reflected in the Parent Guarantor's investment accounts and earnings. The Parent Guarantor fully and unconditionally guarantees certain of the debt of the Subsidiary Issuer. Condensed consolidating financial information of the Subsidiary Issuer is presented on a consolidated basis and consists principally of the net assets, results of operations, and cash flows of operating insurance company subsidiaries.

Condensed Consolidating Balance Sheet at December 31, 2012

(in millions of U.S. dollars)	ACE Limited (Parent Guarantor)	ACE INA Holdings Inc. (Subsidiary Issuer)	Other ACE Limited Subsidiaries and Eliminations[1]	Consolidating Adjustments[2]	ACE Limited Consolidated
Assets					
Investments	$ 31	$ 31,074	$ 29,154	$ —	$ 60,264
Cash[3]	103	515	(3)	—	615
Insurance and reinsurance balances receivable	—	3,654	493	—	4,147
Reinsurance recoverable on losses and loss expenses	—	17,232	(5,154)	—	12,078
Reinsurance recoverable on policy benefits	—	1,187	(946)	—	241
Value of business acquired	—	610	4	—	614
Goodwill and other intangible assets	—	4,419	556	—	4,975
Investments in subsidiaries	27,251	—	—	(27,251)	—
Due from subsidiaries and affiliates, net	204	—	—	(204)	—
Other assets	13	7,563	2,035	—	9,611
Total assets	$ 27,602	$ 66,254	$ 26,144	$ (27,455)	$ 92,545
Liabilities					
Unpaid losses and loss expenses	$ —	$ 31,356	$ 6,590	$ —	$ 37,946
Unearned premiums	—	5,872	992	—	6,864
Future policy benefits	—	3,876	594	—	4,470
Due to (from) subsidiaries and affiliates, net	—	384	(180)	(204)	—
Short-term debt	—	851	550	—	1,401
Long-term debt	—	3,360	—	—	3,360
Trust preferred securities	—	309	—	—	309
Other liabilities	71	8,272	2,321	—	10,664
Total liabilities	71	54,280	10,867	(204)	65,014
Total shareholders' equity	27,531	11,974	15,277	(27,251)	27,531
Total liabilities and shareholders' equity	$ 27,602	$ 66,254	$ 26,144	$ (27,455)	$ 92,545

(1) Includes all other subsidiaries of ACE Limited and intercompany eliminations.

(2) Includes ACE Limited parent company eliminations.

(3) ACE maintains two notional multi-currency cash pools (Pools) with a third-party bank. Refer to Note 1f) for additional information. At December 31, 2012, the cash balance of one or more entities was negative; however, the overall Pool balances were positive.

Condensed Consolidating Balance Sheet at December 31, 2011

(in millions of U.S. dollars)	ACE Limited (Parent Guarantor)	ACE INA Holdings Inc. (Subsidiary Issuer)	Other ACE Limited Subsidiaries and Eliminations[(1)]	Consolidating Adjustments[(2)]	ACE Limited Consolidated
Assets					
Investments	$ 33	$ 28,848	$ 26,795	$ —	$ 55,676
Cash	106	382	126	—	614
Insurance and reinsurance balances receivable	—	3,944	443	—	4,387
Reinsurance recoverable on losses and loss expenses	—	17,146	(4,757)	—	12,389
Reinsurance recoverable on policy benefits	—	941	(692)	—	249
Value of business acquired	—	676	—	—	676
Goodwill and other intangible assets	—	4,248	551	—	4,799
Investments in subsidiaries	23,871	—	—	(23,871)	—
Due from subsidiaries and affiliates, net	498	—	—	(498)	—
Other assets	8	7,018	1,505	—	8,531
Total assets	$ 24,516	$ 63,203	$ 23,971	$ (24,369)	$ 87,321
Liabilities					
Unpaid losses and loss expenses	$ —	$ 30,837	$ 6,640	$ —	$ 37,477
Unearned premiums	—	5,416	918	—	6,334
Future policy benefits	—	3,673	601	—	4,274
Due to subsidiaries and affiliates, net	—	316	182	(498)	—
Short-term debt	—	850	401	—	1,251
Long-term debt	—	3,360	—	—	3,360
Trust preferred securities	—	309	—	—	309
Other liabilities	184	7,769	2,031	—	9,984
Total liabilities	184	52,530	10,773	(498)	62,989
Total shareholders' equity	24,332	10,673	13,198	(23,871)	24,332
Total liabilities and shareholders' equity	$ 24,516	$ 63,203	$ 23,971	$ (24,369)	$ 87,321

(1) Includes all other subsidiaries of ACE Limited and intercompany eliminations.

(2) Includes ACE Limited parent company eliminations.

Condensed Consolidating Statements of Operations and Comprehensive Income

For the Year Ended December 31, 2012 (in millions of U.S. dollars)	ACE Limited (Parent Guarantor)	ACE INA Holdings Inc. (Subsidiary Issuer)	Other ACE Limited Subsidiaries and Eliminations[1]	Consolidating Adjustments [2]	ACE Limited Consolidated
Net premiums written	$ —	$ 9,466	$ 6,609	$ —	$ 16,075
Net premiums earned	—	9,194	6,483	—	15,677
Net investment income	1	1,048	1,132	—	2,181
Equity in earnings of subsidiaries	2,590	—	—	(2,590)	—
Net realized gains (losses) including OTTI	17	121	(60)	—	78
Losses and loss expenses	—	6,211	3,442	—	9,653
Policy benefits	—	309	212	—	521
Policy acquisition costs and administrative expenses	62	2,564	1,916	—	4,542
Interest (income) expense	(33)	257	26	—	250
Other (income) expense	(137)	77	54	—	(6)
Income tax expense	10	193	67	—	270
Net income	$ 2,706	$ 752	$ 1,838	$ (2,590)	$ 2,706
Comprehensive income	$ 3,682	$ 1,209	$ 1,381	$ (2,590)	$ 3,682

Condensed Consolidating Statements of Operations and Comprehensive Income

For the Year Ended December 31, 2011 (in millions of U.S. dollars)	ACE Limited (Parent Guarantor)	ACE INA Holdings Inc. (Subsidiary Issuer)	Other ACE Limited Subsidiaries and Eliminations[1]	Consolidating Adjustments [2]	ACE Limited Consolidated
Net premiums written	$ —	$ 9,081	$ 6,291	$ —	$ 15,372
Net premiums earned	—	9,082	6,305	—	15,387
Net investment income	2	1,096	1,144	—	2,242
Equity in earnings of subsidiaries	1,459	—	—	(1,459)	—
Net realized gains (losses) including OTTI	(4)	62	(853)	—	(795)
Losses and loss expenses	—	5,889	3,631	—	9,520
Policy benefits	—	192	209	—	401
Policy acquisition costs and administrative expenses	69	2,561	1,910	—	4,540
Interest (income) expense	(37)	267	20	—	250
Other (income) expense	(125)	143	63	—	81
Income tax expense	10	418	74	—	502
Net income	$ 1,540	$ 770	$ 689	$ (1,459)	$ 1,540
Comprehensive income	$ 1,857	$ 1,077	$ 382	$ (1,459)	$ 1,857

[1] Includes all other subsidiaries of ACE Limited and intercompany eliminations.

[2] Includes ACE Limited parent company eliminations.

Condensed Consolidating Statements of Operations and Comprehensive Income

For the Year Ended December 31, 2010 (in millions of U.S. dollars)	ACE Limited (Parent Guarantor)	ACE INA Holdings Inc. (Subsidiary Issuer)	Other ACE Limited Subsidiaries and Eliminations[1]	Consolidating Adjustments [2]	ACE Limited Consolidated
Net premiums written	$ —	$ 8,195	$ 5,513	$ —	$ 13,708
Net premiums earned	—	7,940	5,564	—	13,504
Net investment income	1	1,011	1,058	—	2,070
Equity in earnings of subsidiaries	3,043	—	—	(3,043)	—
Net realized gains (losses) including OTTI	(42)	303	171	—	432
Losses and loss expenses	—	4,910	2,669	—	7,579
Policy benefits	—	148	209	—	357
Policy acquisition costs and administrative expenses	70	2,395	1,753	—	4,218
Interest (income) expense	(37)	251	10	—	224
Other (income) expense	(123)	101	12	—	(10)
Income tax expense	7	441	105	—	553
Net income	$ 3,085	$ 1,008	$ 2,035	$ (3,043)	$ 3,085
Comprehensive income	$ 3,856	$ 1,271	$ 1,772	$ (3,043)	$ 3,856

(1) Includes all other subsidiaries of ACE Limited and intercompany eliminations.

(2) Includes ACE Limited parent company eliminations.

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2012 (in millions of U.S. dollars)	ACE Limited (Parent Guarantor)	ACE INA Holdings Inc. (Subsidiary Issuer)	Other ACE Limited Subsidiaries and Eliminations[1]	Consolidating Adjustments [2]	ACE Limited Consolidated
Net cash flows from operating activities	**$ 781**	**$ 1,744**	**$ 1,920**	**$ (450)**	**$ 3,995**
Cash flows from investing activities					
Purchases of fixed maturities available for sale	**—**	**(11,843)**	**(12,001)**	**—**	**(23,844)**
Purchases of fixed maturities held to maturity	**—**	**(384)**	**(4)**	**—**	**(388)**
Purchases of equity securities	**—**	**(70)**	**(65)**	**—**	**(135)**
Sales of fixed maturities available for sale	**—**	**7,347**	**7,422**	**—**	**14,769**
Sales of equity securities	**—**	**59**	**60**	**—**	**119**
Maturities and redemptions of fixed maturities available for sale	**—**	**2,759**	**2,764**	**—**	**5,523**
Maturities and redemptions of fixed maturities held to maturity	**—**	**1,045**	**406**	**—**	**1,451**
Net derivative instruments settlements	**(1)**	**(6)**	**(274)**	**—**	**(281)**
Capital contribution	**—**	**—**	**(90)**	**90**	**—**
Advances from (to) affiliates	**(2)**	**—**	**—**	**2**	**—**
Acquisition of subsidiaries (net of cash acquired of $8)	**—**	**(111)**	**13**	**—**	**(98)**
Other	**—**	**(395)**	**(160)**	**—**	**(555)**
Net cash flows used for investing activities	**(3)**	**(1,599)**	**(1,929)**	**92**	**(3,439)**
Cash flows from financing activities					
Dividends paid on Common Shares	**(815)**	**—**	**—**	**—**	**(815)**
Common Shares repurchased	**—**	**—**	**(11)**	**—**	**(11)**
Net proceeds from issuance of short-term debt	**—**	**1**	**149**	**—**	**150**
Proceeds from share-based compensation plans, including windfall tax benefits	**34**	**13**	**79**	**—**	**126**
Advances (to) from affiliates	**—**	**(105)**	**107**	**(2)**	**—**
Dividends to parent company	**—**	**—**	**(450)**	**450**	**—**
Capital contribution	**—**	**90**	**—**	**(90)**	**—**
Net cash flows used for financing activities	**(781)**	**(1)**	**(126)**	**358**	**(550)**
Effect of foreign currency rate changes on cash and cash equivalents	**—**	**(11)**	**6**	**—**	**(5)**
Net increase (decrease) in cash	**(3)**	**133**	**(129)**	**—**	**1**
Cash – beginning of period	**106**	**382**	**126**	**—**	**614**
Cash – end of period[3]	**$ 103**	**$ 515**	**$ (3)**	**$ —**	**$ 615**

[1] Includes all other subsidiaries of ACE Limited and intercompany eliminations.

[2] Includes ACE Limited parent company eliminations and certain consolidating adjustments.

[3] ACE maintains two notional multi-currency cash pools (Pools) with a third-party bank. Refer to Note 1 f) for additional information. At December 31, 2012, the cash balance of one or more entities was negative; however, the overall Pool balances were positive.

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2011 (in millions of U.S. dollars)	ACE Limited (Parent Guarantor)	ACE INA Holdings Inc. (Subsidiary Issuer)	Other ACE Limited Subsidiaries and Eliminations[1]	Consolidating Adjustments[2]	ACE Limited Consolidated
Net cash flows from operating activities	$ 762	$ 1,053	$ 2,395	$ (740)	$ 3,470
Cash flows from investing activities					
Purchases of fixed maturities available for sale	—	(12,203)	(12,375)	—	(24,578)
Purchases of fixed maturities held to maturity	—	(338)	(2)	—	(340)
Purchases of equity securities	—	(157)	(152)	—	(309)
Sales of fixed maturities available for sale	9	9,718	8,244	—	17,971
Sales of equity securities	—	354	22	—	376
Maturities and redemptions of fixed maturities available for sale	—	1,784	1,936	—	3,720
Maturities and redemptions of fixed maturities held to maturity	—	933	346	—	1,279
Net derivative instruments settlements	(3)	(24)	(40)	—	(67)
Capital contribution	(385)	—	—	385	—
Advances from (to) affiliates	41	—	—	(41)	—
Acquisition of subsidiaries (net of cash acquired of $91)	—	(569)	(37)	—	(606)
Other	—	(420)	(62)	—	(482)
Net cash flows used for investing activities	(338)	(922)	(2,120)	344	(3,036)
Cash flows from financing activities					
Dividends paid on Common Shares	(459)	—	—	—	(459)
Common Shares repurchased	—	—	(195)	—	(195)
Net proceeds from (repayments) issuance of short-term debt	(300)	(150)	400	—	(50)
Proceeds from share-based compensation plans, including windfall tax benefits	133	3	3	—	139
Advances from (to) affiliates	—	(149)	108	41	—
Dividends to parent company	—	—	(740)	740	—
Capital contribution	—	—	385	(385)	—
Net cash flows used for financing activities	(626)	(296)	(39)	396	(565)
Effect of foreign currency rate changes on cash and cash equivalents	—	(26)	(1)	—	(27)
Net increase (decrease) in cash	(202)	(191)	235	—	(158)
Cash – beginning of period[3]	308	573	(109)	—	772
Cash – end of period	$ 106	$ 382	$ 126	$ —	$ 614

(1) Includes all other subsidiaries of ACE Limited and intercompany eliminations.

(2) Includes ACE Limited parent company eliminations and certain consolidating adjustments.

(3) ACE maintains two notional multi-currency cash pools (Pools) with a third-party bank. Refer to Note 1 f) for additional information. At December 31, 2010, the cash balance of one or more entities was negative; however, the overall Pool balances were positive.

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2010 (in millions of U.S. dollars)	ACE Limited (Parent Guarantor)	ACE INA Holdings Inc. (Subsidiary Issuer)	Other ACE Limited Subsidiaries and Eliminations[1]	Consolidating Adjustments [2]	ACE Limited Consolidated
Net cash flows from operating activities	$ (176)	$ 1,798	$ 2,124	$ (200)	$ 3,546
Cash flows from investing activities					
Purchases of fixed maturities available for sale	(1)	(13,785)	(17,470)	—	(31,256)
Purchases of fixed maturities held to maturity	—	(615)	(1)	—	(616)
Purchases of equity securities	—	(107)	(687)	—	(794)
Sales of fixed maturities available for sale	—	10,225	14,054	—	24,279
Sales of equity securities	—	17	757	—	774
Maturities and redemptions of fixed maturities available for sale	—	1,845	1,815	—	3,660
Maturities and redemptions of fixed maturities held to maturity	—	1,142	211	—	1,353
Net derivative instruments settlements	(3)	(10)	(96)	—	(109)
Capital contribution	(290)	—	—	290	—
Advances from (to) affiliates	851	—	—	(851)	—
Acquisition of subsidiaries (net of cash acquired of $80)	—	(1,139)	—	—	(1,139)
Other	—	(253)	(80)	—	(333)
Net cash flows from (used for) investing activities	557	(2,680)	(1,497)	(561)	(4,181)
Cash flows from financing activities					
Dividends paid on Common Shares	(435)	—	—	—	(435)
Common Shares repurchased	—	—	(235)	—	(235)
Net proceeds from issuance of short-term debt	300	841	—	—	1,141
Net proceeds from issuance of long-term debt	—	199	—	—	199
Proceeds from share-based compensation plans, including windfall tax benefits	63	—	(1)	—	62
Advances from (to) affiliates	—	3	(854)	851	—
Dividends to parent company	—	—	(200)	200	—
Capital contribution	—	—	290	(290)	—
Net cash flows from (used for) financing activities	(72)	1,043	(1,000)	761	732
Effect of foreign currency rate changes on cash and cash equivalents	—	12	(6)	—	6
Net increase (decrease) in cash	309	173	(379)	—	103
Cash – beginning of period[3]	(1)	400	270	—	669
Cash – end of period[3]	$ 308	$ 573	$ (109)	$ —	$ 772

[1] Includes all other subsidiaries of ACE Limited and intercompany eliminations.

[2] Includes ACE Limited parent company eliminations and certain consolidating adjustments.

[3] ACE maintains two notional multi-currency cash pools (Pools) with a third-party bank. Refer to Note 1 f) for additional information. At December 31, 2010 and 2009, the cash balance of one or more entities was negative; however, the overall Pool balances were positive.

20. Condensed unaudited quarterly financial data

	Three Months Ended			
(in millions of U.S. dollars, except per share data)	March 31 2012	June 30 2012	September 30 2012	December 31 2012
Net premiums earned	$ 3,381	$ 3,783	$ 4,665	$ 3,848
Net investment income	544	537	533	567
Net realized gains (losses) including OTTI	260	(394)	(60)	272
Total revenues	$ 4,185	$ 3,926	$ 5,138	$ 4,687
Losses and loss expenses	$ 1,804	$ 2,119	$ 3,047	$ 2,683
Policy benefits	$ 147	$ 102	$ 130	$ 142
Net income	$ 973	$ 328	$ 640	$ 765
Basic earnings per share	$ 2.87	$ 0.96	$ 1.88	$ 2.24
Diluted earnings per share	$ 2.84	$ 0.96	$ 1.86	$ 2.22

	Three Months Ended			
(in millions of U.S. dollars, except per share data)	March 31 2011	June 30 2011	September 30 2011	December 31 2011
Net premiums earned	$ 3,309	$ 3,757	$ 4,490	$ 3,831
Net investment income	544	569	564	565
Net realized gains (losses) including OTTI	(45)	(73)	(760)	83
Total revenues	$ 3,808	$ 4,253	$ 4,294	$ 4,479
Losses and loss expenses	$ 2,263	$ 2,226	$ 2,745	$ 2,286
Policy benefits	$ 91	$ 108	$ 83	$ 119
Net income (loss)	$ 250	$ 594	$ (39)	$ 735
Basic earnings per share	$ 0.74	$ 1.75	$ (0.11)	$ 2.17
Diluted earnings per share	$ 0.73	$ 1.74	$ (0.11)	$ 2.15

SUMMARY OF INVESTMENTS – OTHER THAN INVESTMENTS IN RELATED PARTIES

December 31, 2012 (in millions of U.S. dollars)	Cost or Amortized Cost	Fair Value	Amount at Which Shown in the Balance Sheet
Fixed maturities available for sale			
U.S. Treasury and agency	$ 3,553	$ 3,735	$ 3,735
Foreign	13,016	13,713	13,713
Corporate securities	15,529	16,708	16,708
Mortgage-backed securities	10,051	10,473	10,473
States, municipalities, and political subdivisions	2,517	2,677	2,677
Total fixed maturities available for sale	44,666	47,306	47,306
Fixed maturities held to maturity			
U.S. Treasury and agency	1,044	1,083	1,044
Foreign	910	964	910
Corporate securities	2,133	2,275	2,133
Mortgage-backed securities	2,028	2,116	2,028
States, municipalities, and political subdivisions	1,155	1,195	1,155
Total fixed maturities held to maturity	7,270	7,633	7,270
Equity securities			
Industrial, miscellaneous, and all other	707	744	744
Short-term investments	2,228	2,228	2,228
Other investments	2,465	2,716	2,716
	4,693	4,944	4,944
Total investments - other than investments in related parties	$ 57,336	$ 60,627	$ 60,264

SCHEDULE II

ACE Limited and Subsidiaries

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BALANCE SHEETS (Parent Company Only)

(in millions of U.S. dollars)		December 31 2012		December 31 2011
Assets				
Investments in subsidiaries and affiliates on equity basis	$	27,251	$	23,871
Short-term investments		1		1
Other investments, at cost		30		32
Total investments		27,282		23,904
Cash		103		106
Due from subsidiaries and affiliates, net		204		498
Other assets		13		8
Total assets	$	27,602	$	24,516
Liabilities				
Accounts payable, accrued expenses, and other liabilities	$	71	$	65
Dividends payable		—		119
Total liabilities		71		184
Shareholders' equity				
Common Shares		9,591		10,095
Common Shares in treasury		(159)		(327)
Additional paid-in capital		5,179		5,326
Retained earnings		10,033		7,327
Accumulated other comprehensive income		2,887		1,911
Total shareholders' equity		27,531		24,332
Total liabilities and shareholders' equity	$	27,602	$	24,516

The condensed financial information should be read in conjunction with the consolidated financial statements and notes thereto.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF OPERATIONS (Parent Company Only)

	Years Ended December 31		
(in millions of U.S. dollars)	**2012**	2011	2010
Revenues			
Investment income, including intercompany interest income	**$ 34**	$ 39	$ 38
Equity in net income of subsidiaries and affiliates	**2,590**	1,459	3,043
Net realized gains (losses)	**17**	(4)	(42)
	2,641	1,494	3,039
Expenses			
Administrative and other (income) expense	**(75)**	(56)	(53)
Income tax expense	**10**	10	7
	(65)	(46)	(46)
Net income	**$ 2,706**	$ 1,540	$ 3,085
Comprehensive income	**$ 3,682**	$ 1,857	$ 3,856

The condensed financial information should be read in conjunction with the consolidated financial statements and notes thereto.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF CASH FLOWS (Parent Company Only)

(in millions of U.S. dollars)	Years Ended December 31 2012	2011	2010
Net cash flows from (used for) operating activities	**$ 781**	$ 762	$ (176)
Cash flows from investing activities			
Purchases of fixed maturities available for sale	**—**	—	(1)
Sales of fixed maturities available for sale	**—**	9	—
Net derivative instruments settlements	**(1)**	(3)	(3)
Capital contribution to subsidiary	**—**	(385)	(290)
Advances (to) from affiliates	**(2)**	41	851
Net cash flows from (used for) investing activities	**(3)**	(338)	557
Cash flows from financing activities			
Dividends paid on Common Shares	**(815)**	(459)	(435)
Net proceeds from issuance (repayment) of short-term debt	**—**	(300)	300
Proceeds from share-based compensation plans	**34**	133	63
Net cash flows used for financing activities	**(781)**	(626)	(72)
Net increase (decrease) in cash	**(3)**	(202)	309
Cash – beginning of year	**106**	308	(1)
Cash – end of year	**$ 103**	$ 106	$ 308

The condensed financial information should be read in conjunction with the consolidated financial statements and notes thereto.

SCHEDULE IV

ACE Limited and Subsidiaries

SUPPLEMENTAL INFORMATION CONCERNING REINSURANCE

Premiums Earned

For the years ended December 31, 2012, 2011, and 2010 (in millions of U.S. dollars, except for percentages)	Direct Amount	Ceded To Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
2012	**$ 17,802**	**$ 5,427**	**$ 3,302**	**$ 15,677**	**21%**
2011	$ 17,534	$ 5,496	$ 3,349	$ 15,387	22%
2010	$ 15,780	$ 5,792	$ 3,516	$ 13,504	26%

SCHEDULE VI

ACE Limited and Subsidiaries

SUPPLEMENTARY INFORMATION CONCERNING PROPERTY AND CASUALTY OPERATIONS

As of and for the years ended December 31, 2012, 2011, and 2010
(in millions of U.S. dollars)

	Deferred Policy Acquisition Costs	Net Reserves for Unpaid Losses and Loss Expenses	Unearned Premiums	Net Premiums Earned	Net Investment Income	Net Losses and Loss Expenses Incurred Related to		Amortization of Deferred Policy Acquisition Costs	Net Paid Losses and Loss Expenses	Net Premiums Written
						Current Year	Prior Year			
2012	**$ 1,757**	**$ 26,547**	**$ 6,864**	**$ 14,764**	**$ 2,018**	**$ 10,132**	**$ (479)**	**$ 2,254**	**$ 9,219**	**$ 15,107**
2011	$ 1,512	$ 25,875	$ 6,334	$ 14,523	$ 2,107	$ 10,076	$ (556)	$ 2,291	$ 8,866	$ 14,455
2010	$ 1,435	$ 25,242	$ 6,330	$ 12,893	$ 1,994	$ 8,082	$ (503)	$ 2,216	$ 7,413	$ 13,075

Other selected information as required by Swiss Law

The following disclosures are required by Swiss Law and are included below as ACE Limited is a Swiss domesticated company.

(i) Expenses
Total personnel expenses amounted to $1.7 billion, $1.6 billion, and $1.5 billion for the years ended December 31, 2012, 2011, and 2010, respectively. Amortization expense related to tangible property amounted to $117 million, $120 million, and $94 million for the years ended December 31, 2012, 2011, and 2010, respectively.

(ii) Fire insurance values of property and equipment
Total fire insurance values of property and equipment amounted to $811 million and $767 million at December 31, 2012 and 2011, respectively.

(iii) Remuneration of the Board of Directors and Group Executives and Common Share ownership of the Board of Directors and Group Executives
Refer to the disclosures in the notes to the Swiss Statutory Financial Statements on pages S-8 to S-12 of this annual report.

(iv) Risk assessment and management
The management of ACE is responsible for assessing risks related to the financial reporting process and establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chairman of the Board of Directors/Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of ACE's consolidated financial statements for external purposes in accordance with GAAP. In addition, under Swiss Law, the Board of Directors of ACE has the ultimate responsibility for establishing an internal control system on the financial statements.

The Board, operating through its Audit Committee comprised entirely of directors who are not officers or employees of ACE, is ultimately responsible for oversight of the financial reporting process and safeguarding of assets against unauthorized acquisition, use, or disposition. The Audit Committee meets with management, the independent registered public accountants and the internal auditor; approves the overall scope of audit work and related fee arrangements; and reviews audit reports and findings. In addition, the independent registered public accountants and the internal auditor meet separately with the Audit Committee, without management representatives present, to discuss the results of their audits; the adequacy of ACE's internal control; the quality of our financial reporting; and the safeguarding of assets against unauthorized acquisition, use, or disposition.

ACE's management is responsible for assessing operational risks facing us and sets policies designed to address such risks. Examples of key areas addressed by ACE's risk management processes follow.

a) Underwriting
Our underwriting strategy is to manage risk by employing consistent, disciplined pricing and risk selection. Global product boards ensure consistency of approach and the establishment of best practices throughout the world. Our priority is to help ensure adherence to criteria for risk selection by maintaining high levels of experience and expertise in our underwriting staff. In addition, we employ a business review structure that helps ensure control of risk quality and conservative use of policy limits and terms and conditions.

Qualified actuaries in each region work closely with the underwriting teams to provide additional expertise in the underwriting process. We use sophisticated catastrophe loss and risk modeling techniques designed to ensure appropriate spread of risk and to analyze correlation of risk across different product lines and territories.

b) Reinsurance protection
As part of our risk management strategy, we purchase reinsurance protection to mitigate our exposure to losses, including catastrophes, to an acceptable level. Although reinsurance agreements contractually obligate our reinsurers to reimburse us for an agreed-upon portion of our gross paid losses, this reinsurance does not discharge our primary liability to our insureds and, thus, we ultimately remain liable for the gross direct losses. In certain countries, reinsurer selection is limited by local laws or regulations. In most countries there is more freedom of choice, and the counterparty is selected based upon its financial strength, claims settlement record, management, line of business expertise, and its price for assuming the risk transferred. In support of this process, we maintain an ACE authorized reinsurer list that stratifies these authorized reinsurers by classes of business and acceptable limits. This list is maintained by our Reinsurance Security Committee (RSC), a committee comprising senior management personnel and a dedicated reinsurer security team. Changes to the list are authorized by the RSC and

recommended to the Chair of the Enterprise Risk Management Board. The reinsurers on the authorized list and potential new markets are regularly reviewed and the list may be modified following these reviews. In addition to the authorized list, there is a formal exception process that allows authorized reinsurance buyers to use reinsurers already on the authorized list for higher limits or different lines of business, for example, or other reinsurers not on the authorized list if their use is supported by compelling business reasons for a particular reinsurance program.

c) Investments

Our objective is to maximize investment income and total return while ensuring an appropriate level of liquidity, investment quality and diversification. As such, ACE's investment portfolio is invested primarily in investment-grade fixed-income securities as measured by the major rating agencies. We do not allow leverage or complex credit structures in our investment portfolio.

The critical aspects of the investment process are controlled by ACE Asset Management, an indirect wholly-owned subsidiary of ACE. These aspects include asset allocation, portfolio and guideline design, risk management and oversight of external asset managers. In this regard, ACE Asset Management:

- conducts formal asset allocation modeling for each of the ACE subsidiaries, providing formal recommendations for the portfolio's structure;
- establishes recommended investment guidelines that are appropriate to the prescribed asset allocation targets;
- provides the analysis, evaluation, and selection of our external investment advisors;
- establishes and develops investment-related analytics to enhance portfolio engineering and risk control;
- monitors and aggregates the correlated risk of the overall investment portfolio; and
- provides governance over the investment process for each of our operating companies to ensure consistency of approach and adherence to investment guidelines.

Under our guidance and direction, external asset managers conduct security and sector selection and transaction execution. This use of multiple managers benefits ACE in several ways – it provides us with operational and cost efficiencies, diversity of styles and approaches, innovations in investment research and credit and risk management, all of which enhance the risk adjusted returns of our portfolios.

ACE Asset Management determines the investment portfolio's allowable, targeted asset allocation and ranges for each of the segments. These asset allocation targets are derived from sophisticated asset and liability modeling that measures correlated histories of returns and volatility of returns. Allowable investment classes are further refined through analysis of our operating environment, including expected volatility of cash flows, potential impact on our capital position, as well as regulatory and rating agency considerations.

The Board has established a Risk & Finance Committee which helps execute the Board's supervisory responsibilities pertaining to enterprise risk management including investment risk. Under the overall supervision of the Risk & Finance Committee, ACE's governance over investment management is rigorous and ongoing. Among its responsibilities, the Risk & Finance Committee of the Board:

- reviews and approves asset allocation targets and investment policy to ensure that it is consistent with our overall goals, strategies, and objectives;
- reviews and approves investment guidelines to ensure that appropriate levels of portfolio liquidity, credit quality, diversification, and volatility are maintained; and
- systematically reviews the portfolio's exposures including any potential violations of investment guidelines.

We have long-standing global credit limits for our entire portfolio across the organization and for individual obligors. Exposures are aggregated, monitored, and actively managed by our Global Credit Committee, comprising senior executives, including our Chief Financial Officer, our Chief Risk Officer, our Chief Investment Officer, and our Treasurer.

Within the guidelines and asset allocation parameters established by the Risk & Finance Committee, individual investment committees of the segments determine tactical asset allocation. Additionally, these committees review all investment-related activity that affects their operating company, including the selection of outside investment advisors, proposed asset allocations changes, and the systematic review of investment guidelines.

REPORT OF THE STATUTORY AUDITOR TO THE GENERAL MEETING OF ACE LIMITED, ZURICH ON THE (US GAAP) FINANCIAL STATEMENTS

Report of the statutory auditor on the consolidated financial statements
As statutory auditor, we have audited the consolidated financial statements of ACE Limited, which comprise the balance sheet, statement of operations and comprehensive income, statement of shareholders' equity, statement of cash flows and notes (pages F-5 to F-80 and F-87 to F-88) for the year ended December 31, 2012.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements for the year ended December 31, 2012 present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law.

Report on other legal requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

/s/ Ray Kunz
Ray Kunz

Audit expert
Auditor in charge

/s/ Philip Kirkpatrick
Philip Kirkpatrick

Audit expert

Zurich, February 28, 2013

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ACE LIMITED

SWISS STATUTORY FINANCIAL STATEMENTS

December 31, 2012

SWISS STATUTORY BALANCE SHEETS (Unconsolidated)

ACE Limited

(in millions of Swiss francs)	December 31 2012	December 31 2011
Assets		
Cash and cash equivalents	**94**	99
Treasury shares	**27**	4
Accounts receivable and prepaid assets	**8**	3
Receivable from subsidiaries	**415**	76
Total current assets	**544**	182
Investments in subsidiaries	**18,548**	18,548
Loans to subsidiaries	**571**	583
Other assets	**6**	7
Total non-current assets	**19,125**	19,138
Total assets	**19,669**	19,320
Liabilities		
Accounts payable	**32**	31
Payable to subsidiaries	**918**	314
Capital distribution payable	**4**	222
Deferred unrealized exchange gain	**3**	—
Total liabilities	**957**	567
Shareholders' equity		
Share capital	**9,905**	10,378
Legal reserves:		
Capital contribution reserves	**6,012**	6,085
Reserve for treasury shares	**148**	305
Free reserves:		
Retained earnings	**2,147**	1,373
Net income	**500**	612
Total shareholders' equity	**18,712**	18,753
Total liabilities and shareholders' equity	**19,669**	19,320

The accompanying notes form an integral part of these statutory financial statements

SWISS STATUTORY STATEMENTS OF INCOME (Unconsolidated)

ACE Limited

For the years ended December 31, 2012 and 2011 (in millions of Swiss francs)	2012	2011
Revenues		
Royalty income	**122**	116
Interest income	**33**	34
Net realized gains (losses)	**(5)**	2
Foreign exchange translation losses	**—**	(33)
Dividend income	**411**	568
Debt guarantee fee income	**10**	—
Total revenues	**571**	687
Expenses		
Administrative and other expenses	**63**	68
Tax expense	**8**	7
Total expenses	**71**	75
Net income	**500**	612

The accompanying notes form an integral part of these statutory financial statements

1. Basis of presentation

ACE Limited (ACE) is the holding company of ACE Group (Group) with a listing on the New York Stock Exchange (NYSE). ACE's principal activity is the holding of subsidiaries. Revenues consist mainly of royalty, dividend, and interest income. The accompanying financial statements comply with Swiss Law. The financial statements present the financial position of the holding company on a standalone basis and do not represent the consolidated financial position of the holding company and its subsidiaries.

All amounts in the notes are shown in millions of Swiss francs unless otherwise stated.

2. Significant accounting policies

a) Cash and cash equivalents

Cash and cash equivalents includes cash on hand and deposits with an original maturity of three months or less at time of purchase.

ACE and its subsidiaries have agreements with a third party bank provider which implemented two international multi-currency notional cash pooling programs. In each program, participating ACE subsidiaries establish deposit accounts in different currencies with the bank provider and each day the credit or debit balances in every account are notionally translated into a single currency (U.S. dollars) and then notionally pooled. The bank extends overdraft credit to any participating ACE subsidiary as needed, provided that the overall notionally-pooled balance of all accounts in each pool at the end of each day is at least zero. Actual cash balances are not physically converted and are not commingled between legal entities. Any overdraft balances incurred under this program by an ACE subsidiary would be guaranteed by ACE (up to $300 million in the aggregate). Our syndicated letter of credit facility allows for same day drawings to fund a net pool overdraft should participating ACE subsidiaries withdraw contributed funds from the pool.

b) Investments in subsidiaries

Investments in subsidiaries are equity interests, which are held on a long-term basis for the purpose of the holding company's business activities. They are carried at a value no higher than their cost less adjustments for impairment.

c) Translation of foreign currencies

The financial statements are translated into Swiss francs using the following exchange rates:

- Investments in subsidiaries at historical exchange rates;
- Other assets and liabilities at year end exchange rates;
- Treasury shares and shareholders' equity at historical exchange rates; and
- Revenues and expenses at average exchange rates.

Exchange losses are recorded in the statement of income and unrealized exchange gains are deferred until realized.

d) Royalty income

Effective January 1, 2010, ACE collects royalty income from various subsidiaries earned in connection with subsidiary use of certain ACE trademarks in connection with products, services, advertising, and promotions.

e) Debt guarantee fee income

During 2012, ACE entered into an agreement under which ACE gets paid an annual fee for ACE's guarantee of the debt issued by one of its subsidiaries.

3. Commitments, contingencies, and guarantees

a) Credit facilities

ACE had a $500 million (CHF 468 million) revolving credit/letter of credit (LOC) facility that expired in November 2012, without renewal.

b) Letters of credit

ACE has a $1 billion (CHF 915 million) unsecured operational LOC facility (adjustable to $1.5 billion (CHF 1.4 billion) upon consent of the issuers) expiring in November 2017. ACE is allowed to utilize up to $300 million (CHF 275 million) of this LOC facility as an unsecured revolving credit facility. This facility replaces the $1 billion (CHF 935 million) syndicated letter of credit facility and $500 million (CHF 468 million) unsecured revolving credit facility that expired in November 2012. At December 31, 2012, outstanding LOCs issued under this facility were $619 million (CHF 567 million). We also have a $500 million (CHF 458 million) unsecured operational LOC facility expiring in June 2014. At December 31, 2012, this facility was fully utilized.

To satisfy funding requirements of ACE's Lloyd's Syndicate 2488 through 2013, ACE has a series of four bilateral uncollateralized LOC facilities totaling $425 million (CHF 389 million). LOCs issued under these facilities will expire no earlier than December 2017. At December 31, 2012, $400 million (CHF 366 million) of this facility was utilized.

These facilities require that ACE and/or certain of its subsidiaries continue to maintain certain covenants. ACE is also required to maintain a minimum consolidated net worth covenant and a maximum leverage covenant, which have been met at December 31, 2012.

c) Lease commitments
ACE leases property under an operating lease which expires in 2018. The following table presents expected future minimum lease payments as of December 31, 2012:

Year ending December 31 (in millions of Swiss francs)	
2013	1.76
2014	1.76
2015	1.76
2016	1.76
2017	1.76
Thereafter	1.31
Total minimum future lease commitments	10.11

At December 31, 2011, the total minimum future leases commitments were CHF 11.87 million.

d) Guarantee of debt
ACE fully and unconditionally guarantees certain of the debt of its subsidiaries totaling $3.7 billion (CHF 3.4 billion) and $3.7 billion (CHF 3.4 billion) at December 31, 2012 and 2011, respectively.

4. Significant investments

The following table presents information related to significant investments. Share capital amounts are expressed in whole U.S. dollars or Swiss francs.

	Country	% of Possession	Currency	Share Capital	Purpose
ACE Group Holdings, Inc.	U.S.A.	100%	USD	11	Holding company
ACE Insurance (Switzerland) Limited	Switzerland	100%	CHF	250,000,000	Insurance company
ACE Group Management and Holdings Ltd.	Bermuda	100%	USD	100	Holding company

5. Shareholders' equity

The following table presents issued, authorized, and conditional share capital, at December 31, 2012 and 2011. Treasury shares held by ACE which are issued, but not outstanding and discussed in Note 5 d) below totaled 404,129 shares and 47,129 shares at December 31, 2012 and 2011, respectively. In addition to the treasury shares discussed in Note 5 d) below, at December 31, 2012 and 2011, subsidiaries of ACE held 2,106,749 treasury shares at a cost of $132 million (CHF 121 million) and 5,858,007 treasury shares at a cost of $324 million (CHF 301 million).

	2012	2011
Issued share capital	**342,832,412**	342,832,412
Authorized share capital for general purposes	**140,000,000**	140,000,000
Conditional share capital for bonds and similar debt instruments	**33,000,000**	33,000,000
Conditional share capital for employee benefit plans	**25,410,929**	25,410,929

a) Shares authorized and issued

The following table presents changes in Common Shares issued for the years ended December 31, 2012 and 2011. All Common Shares are authorized under Swiss corporate law.

	2012	2011
Balance – beginning of year	**342,832,412**	341,094,559
Conditional issuances	**—**	1,737,853
Balance – end of year	**342,832,412**	342,832,412

At both December 31, 2012 and 2011, ACE's share capital consisted of 342,832,412 Common Shares, with a par value of CHF 28.89 per share and CHF 30.27 per share, respectively. The Board of Directors (the Board) is currently authorized to increase the share capital from time to time through the issue of up to 140,000,000 fully paid up shares with a par value equal to the par value of ACE's shares as set forth in the Articles of Association at the time of such issuance. At December 31, 2011, the Board was authorized to increase the share capital through the issue of up to 140,000,000 fully paid up shares each with a par value of CHF 30.27 per share.

b) Conditional share capital

(i) Conditional share capital for bonds and similar debt instruments

At both December 31, 2012 and 2011, the share capital of ACE was authorized to be increased through the issuance of a maximum of 33,000,000 fully paid up shares each with a par value of CHF 28.89 per share and CHF 30.27 per share, respectively, through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes, or similar instruments, issued or to be issued by ACE or a subsidiary of ACE, including convertible debt instruments.

(ii) Conditional share capital for employee benefit plans

At both December 31, 2012 and 2011, the share capital of ACE was authorized to be increased through the issuance of a maximum of 25,410,929 fully paid up shares each with a par value of CHF 28.89 per share and CHF 30.27 per share respectively, in connection with the exercise of option rights granted to any employee of ACE or a subsidiary, and any consultant, director, or other person providing services to ACE or a subsidiary.

c) Capital contribution reserves

On January 1, 2011, a new Swiss tax regulation became effective allowing for payments to shareholders out of a capital contribution reserve free of Swiss withholding tax, consisting of additional paid in capital since January 1, 1997.These amounts represent the contribution of capital in excess of the par value by shareholders when they purchase shares and upon the exercise of stock options.

At our May 2012 annual general meeting, our shareholders approved a dividend for the following year, payable in four quarterly installments after the May 2012 annual general meeting in the form of a distribution by way of a par value reduction. Dividend distributions on Common Shares amounted to CHF 1.91 per share ($2.06) per share, including par value distributions of CHF 1.38 per share ($1.47) per share (under the method approved by ACE's shareholders at the May 2012 annual general meeting) and had the effect of reducing par value per Common Share to CHF 28.89 at December 31, 2012.

For the year ended December 31, 2011, dividends per Common Share amounted to CHF 1.22 ($1.38), including a par value reduction of CHF 0.30 per Common Share.

d) Reserve for Treasury shares
Treasury shares held by ACE are carried at the lower of cost or market. The following table presents a roll-forward of treasury shares for the years ended December 31, 2012 and 2011:

	2012		2011	
(cost in millions of Swiss francs)	**Number of Shares**	**Average Cost**	Number of Shares	Average Cost
Balance – beginning of year	**47,129**	**4**	548,102	26
Additions	**998,484**	**65**	1,058,547	57
Redeemed under share-based compensation plans	**(641,484)**	**(42)**	(1,559,520)	(79)
Balance – end of year	**404,129**	**27**	47,129	4

Treasury shares held by ACE subsidiaries are carried at the lower of cost or market. The following table presents a roll-forward of treasury shares held by ACE subsidiaries for the years ended December 31, 2012 and 2011:

	2012		2011	
(cost in millions of Swiss francs)	**Number of Shares**	**Average Cost**	Number of Shares	Average Cost
Balance – beginning of year	**5,858,007**	**301**	5,603,605	282
Repurchase of shares	**100,000**	**7**	2,058,860	117
Other additions	**1,939**	**—**	3,146,900	23
Redeemed under share-based compensation plans	**(3,853,197)**	**(187)**	(4,951,358)	(121)
Balance – end of year	**2,106,749**	**121**	5,858,007	301

Decreases in treasury shares held by ACE and its subsidiaries are principally due to issuances of shares upon the exercise of employee stock options, grants of restricted stock, and purchases under the Employee Stock Purchase Plan (ESPP). Increases in treasury shares are due to open market repurchases of ACE shares and the surrender of ACE shares to satisfy tax withholding obligations in connection with the vesting of restricted stock and the forfeiture of unvested restricted stock.

e) Movements in Retained earnings
The following table presents movements in Retained earnings for the years ended December 31, 2012 and 2011:

(in millions of Swiss francs)	**2012**	2011
Balance – beginning of year	**1,985**	1,370
Par value reduction on treasury shares	**5**	—
Attribution to reserve for treasury shares	**157**	3
Net income	**500**	612
Balance – end of year	**2,647**	1,985

f) ACE securities repurchase authorization
In August 2011, the Board authorized the repurchase of up to $303 million (CHF 283 million) of ACE's Common Shares through December 31, 2012. The amount authorized in August 2011 was in addition to the $197 million (CHF 184 million) balance remaining under a $600 million (CHF 559 million) share repurchase program approved in November 2010. In November 2012, the Board of Directors authorized an extension through December 31, 2013. These authorizations were granted to allow ACE to repurchase Common Shares to partially offset potential dilution from the exercise of stock options and the granting of restricted stock under share-based compensation plans. Such repurchases may be made in the open market, in privately negotiated transactions, block trades, accelerated repurchases and/or through option or other forward transactions. At December 31, 2012, $461 million (CHF 422 million) in share repurchase authorizations remained through December 31, 2013 pursuant to the November 2010, August 2011, and November 2012 Board authorizations. For the period January 1, 2013 through February 27, 2013, ACE repurchased 1,746,123 Common Shares for a total of $149

million (CHF 136 million). As of February 27, 2013, $312 million (CHF 286 million) in share repurchase authorizations remained through December 31, 2013.

g) General restrictions
The holders of the Common Shares are entitled to receive dividends as proposed by the Board and approved by the shareholders. Holders of Common Shares are allowed one vote per share provided that, if the controlled shares of any shareholder constitute ten percent or more of the outstanding Common Shares of ACE, only a fraction of the vote will be allowed so as not to exceed ten percent. Entry of acquirers of Common Shares as shareholders with voting rights in the share register may be refused if it would confer voting rights with respect to ten percent or more of the registered share capital recorded in the commercial register.

6. Remuneration of the Board of Directors and the Group Executives

a) Basis of presentation
The following information sets forth the compensation for the years ended December 31, 2012 and 2011, of the members of the Board and Group Executives for all of the functions that they have performed for ACE. Compensation of the Board is paid by ACE. Compensation of the Group Executives is paid by ACE and the group entities where they are employed. Compensation is paid as a combination of both U.S. dollars and Swiss francs though the following discussions and tables present all remuneration details in whole Swiss francs with totals in both whole Swiss francs and whole U.S. dollars.

b) Remuneration of the Board of Directors
Unless indicated, the remuneration under current Board compensation policy was unchanged from 2011. Where presented, 2012 and 2011 Swiss franc remuneration figures are disclosed at 2012 and 2011 average exchange rates, respectively. Non-management directors received $230,000 (CHF 215,721 for 2012 and CHF 204,069 for 2011) per year for their service as directors. ACE pays $140,000 (CHF 131,309 for 2012 and CHF 124,216 for 2011) of this fee in the form of restricted stock awards (RSA), based on the fair value of ACE's Common Shares at the date of award. These 2012 stock awards were granted at the May Board meeting. ACE pays the remaining $90,000 (CHF 84,413 for 2012 and CHF 79,853 for 2011) of the annual fee to directors in cash quarterly. Committee chairmen receive committee chair retainers as follows: Audit Committee-$25,000 (CHF 23,448 for 2012 and CHF 22,181 for 2011); Compensation Committee-$20,000 (CHF 18,758 for 2012 and CHF 17,745 for 2011); Risk & Finance Committee-$15,000 (CHF 14,069 for 2012 and CHF 13,309 for 2011) and Nominating & Governance Committees-$12,000 (CHF 11,255 for 2012 and CHF 10,647 for 2011).

The Lead Director received a retainer of $50,000 (CHF 46,896), which is in addition to any retainer received as a committee chairman. In 2011, the annual premiums for non-chair committee service were eliminated. Directors are not paid fees for attending regular Board or committee meetings but, at the discretion of the Chairman of the Board and the Lead Director, ACE may pay an additional $2,000 (CHF 1,876) fee for each special meeting attended by telephone and $3,000 (CHF 2,814) for each special meeting attended in person. ACE pays the retainers and premiums for committee service and special Board meeting fees quarterly in cash. Director fees are not pensionable.

Directors may elect to receive all of their compensation, other than compensation for special meetings, in the form of RSAs. RSAs vest at the following year's annual general meeting.

In addition to the above described compensation, ACE has a matching contribution program for non-management directors pursuant to which ACE will match director charitable contributions to registered charities, churches, and other places of worship or schools up to a maximum of $10,000 (CHF 9,379) per year.

ACE's Corporate Governance Guidelines specify director equity ownership requirements. ACE awards independent directors' RSAs. ACE mandates minimum equity ownership of $400,000 (CHF 366,140) for outside directors (based on the stock price on the date of award). Each Director has until the fifth anniversary of his or her initial election to the Board to achieve this minimum. The previously granted RSAs (whether or not vested) shall be counted toward achieving this minimum. Stock options shall not be counted toward achieving this minimum.

Once a Director has achieved the minimum equity ownership, such requirement shall remain satisfied going forward as long as he or she retains the number of shares valued at the minimum amount based on the NYSE closing price for ACE's Common Shares as of the date such minimum threshold is initially met. Any vested shares held by a Director in excess of the minimum share equivalent specified above may be sold at the Director's discretion. Shares may be sold after consultation with General Counsel.

No compensation was paid to former directors nor did any former director receive any benefits in kind or waivers of claims during the years ended December 31, 2012 and 2011. Michael P. Connors and Eugene B. Shanks, Jr. were elected to the Board of Directors in May 2011. Bruce L. Crockett and John A. Krol retired from the Board during 2012.

During the years ended December 31, 2012 and 2011, no current directors received benefits in kind or waivers of claims and no compensation had been paid to any related party of current or former directors nor did any related party of current or former directors receive any benefits in kind or waivers of claims. At December 31, 2012 and 2011, no current or former directors or any related party of current or former directors had outstanding loans or credits from ACE.

The following table presents information concerning director compensation paid or, in the case of RSAs, earned in the years ended December 31, 2012 and 2011. As of the end of the 2012 Annual General Meeting John A. Krol and Bruce L. Crockett have each determined to retire from the Board of Directors. Although Evan G. Greenberg is Chairman of the Board, Mr. Greenberg had received no compensation in respect of these duties. Details of Mr. Greenberg's compensation in his capacity as a Group Executive are included in Note 6 c) below.

Name	Year	Board Function	Fees Earned or Paid	Stock Awards [1]	All Other[2]	Total in CHF	Total in USD
Michael G. Atieh	**2012**	**Member**	**103,412**	**198,665**	**9,379**	**311,456**	**332,072**
	2011	Member	85,986	159,255	9,309	254,550	286,894
Mary A. Cirillo	**2012**	**Member**	**8,832**	**242,009**	**9,379**	**260,220**	**277,444**
	2011	Member	7,282	214,223	8,873	230,378	259,651
Michael P. Connors	**2012**	**Member**	**9,199**	**213,963**	**3,752**	**226,914**	**241,934**
	2011	Member	4,788	124,770	8,873	138,431	156,021
Bruce L. Crockett	**2012**	**Member**	**30,045**	**89,341**	**2,042**	**121,428**	**129,465**
	2011	Member	73,931	164,304	—	238,235	268,508
Robert M. Hernandez	**2012**	**Lead Director**	**135,653**	**180,527**	**9,477**	**325,657**	**347,213**
	2011	Lead Director	125,358	149,819	8,873	284,050	320,144
John A. Krol	**2012**	**Member**	**13,349**	**102,988**	**6,758**	**123,095**	**131,243**
	2011	Member	21,266	217,446	4,436	243,148	274,046
Peter Menikoff	**2012**	**Member**	**7,137**	**323,844**	**9,379**	**340,360**	**362,889**
	2011	Member	4,609	260,316	8,873	273,798	308,588
Leo F. Mullin	**2012**	**Member**	**88,757**	**142,301**	**9,379**	**240,437**	**256,352**
	2011	Member	80,995	129,935	8,873	219,803	247,732
Thomas J. Neff	**2012**	**Member**	**9,179**	**314,395**	**9,379**	**332,953**	**354,992**
	2011	Member	7,482	256,004	8,873	272,359	306,967
Robert Ripp	**2012**	**Member**	**97,550**	**187,816**	**9,379**	**294,745**	**314,255**
	2011	Member	104,840	153,612	8,873	267,325	301,293
Eugene B. Shanks, Jr.	**2012**	**Member**	**88,757**	**131,309**	**9,379**	**229,445**	**244,632**
	2011	Member	51,162	77,635	8,873	137,670	155,163
Theodore Shasta	**2012**	**Member**	**88,757**	**131,309**	**9,379**	**229,445**	**244,632**
	2011	Member	82,659	124,216	8,429	215,304	242,662
Olivier Steimer	**2012**	**Member**	**102,825**	**138,103**	**9,379**	**250,307**	**266,875**
	2011	Member	92,641	127,751	8,873	229,265	258,396
Total	**2012**		**783,452**	**2,396,570**	**106,440**	**3,286,462**	**3,503,998**
	2011		742,999	2,159,286	102,031	3,004,316	3,386,065

(1) This column reflects RSAs earned during 2012 and 2011. These stock awards were granted in May 2012 and May 2011, respectively, at the annual general meetings and vest at the subsequent year annual general meeting.

(2) Other annual compensation includes ACE's matching contribution program for non-management directors pursuant to which ACE matches director charitable contributions to registered charities, churches, and other places of worship or schools. Other annual compensation also includes personal use of corporate aircraft totaling $105 (CHF 98) and retirement gifts totaled $4,382 (CHF 4,110). For 2011, personal use of corporate aircraft totaled $491 (CHF 436).

c) Remuneration of Group Executives

During the years ended December 31, 2012 and 2011, no compensation had been paid to former Group Executives or to any related party of current or former Group Executives nor had any such persons received benefits in kind or waivers of claims. At December 31, 2012 and 2011, no current or former Group Executives or any related party of current or former Group Executives had outstanding loans or credits from ACE. The following table presents information concerning the Group Executives' 2012 and 2011 compensation. During these years, no Group Executive received waivers of claims other than as described in the footnotes to this table or benefits in kind.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards[2]	All Other Compensation[3]	Total in CHF	Total in USD
Evan G. Greenberg Chairman, President and Chief Executive Officer, ACE Limited	**2012**	**1,125,502**	**4,783,382**	**10,600,518**	**1,926,559**	**913,475**	**19,349,436**	**20,630,200**
(highest paid executive)	2011	1,064,707	3,903,926	8,468,780	1,985,769	751,199	16,174,381	18,229,667
Philip V. Bancroft Chief Financial Officer,	**2012**	**656,543**	**937,918**	**2,069,230**	**255,669**	**530,695**	**4,450,055**	**4,744,610**
ACE Limited	2011	621,079	900,565	1,744,278	273,807	497,348	4,037,077	4,550,070
Robert Cusumano General Counsel and	**2012**	**525,234**	**1,231,017**	**1,395,777**	**178,987**	**384,626**	**3,715,641**	**3,961,584**
Secretary, ACE Limited	2011	496,863	785,222	1,166,346	190,339	340,521	2,979,291	3,357,871
John W. Keogh Vice Chairman and Chief Operating Officer, ACE Limited; Chairman, ACE	**2012**	**773,782**	**1,641,357**	**2,888,080**	**404,324**	**287,272**	**5,994,815**	**6,391,620**
Overseas General	2011	720,554	1,299,830	2,280,015	378,016	250,462	4,928,877	5,555,192
John J. Lupica Chairman, Insurance— North America;	**2012**	**656,543**	**1,186,466**	**968,986**	**204,474**	**249,008**	**3,265,477**	**3,481,623**
President, ACE USA	2011	598,216	975,982	1,060,542	184,235	201,790	3,020,765	3,404,615
Total	**2012**	**3,737,604**	**9,780,140**	**17,922,591**	**2,970,013**	**2,365,076**	**36,775,424**	**39,209,637**
	2011	3,501,419	7,865,525	14,719,961	3,012,166	2,041,320	31,140,391	35,097,415

(1) This column discloses the expense recognized in 2012 and 2011 for RSAs in 2012 and 2011 and prior years. This column includes time-based and performance-based RSAs.

(2) This column discloses the expense recognized in 2012 and 2011 for stock options awarded in 2012 and 2011 and prior years.

(3) This column includes:

- Perquisites and other personal benefits, consisting of the following:
    - Perquisites including personal use of the corporate aircraft and corporate apartment, and miscellaneous other benefits, including club memberships, private drivers, financial planning, executive medical cover, car allowance or car lease and car maintenance allowance.
    - Other personal benefits including housing allowances and cost of living allowance.
    - In 2012 and 2011, housing allowances were provided to Messrs. Bancroft and Cusumano because these individuals have been required by ACE, to maintain a second residence in Bermuda in addition to maintaining their own personal residence.
    - Included in this table are amounts for personal use of corporate aircraft by all Group Executives who make personal use of the corporate aircraft, although the Board has required Mr. Greenberg to use corporate aircraft for all travel whenever practicable for security reasons. For all other Group Executives, personal use of the corporate aircraft was limited to space available on normally scheduled management business flights.
- Effective in 2011, ACE and the Group Executives agreed to eliminate all tax reimbursements and gross-ups including with respect to the perquisites and other personal benefits listed above.
- Contributions to retirement plans for 2012 and 2011 totaled CHF 1 45 million ($1.54 million) and CHF 1.27 million ($1.43 million), respectively.
    - These consist of discretionary and non-discretionary employer contributions. The discretionary employer contributions for 2012 have been calculated and will be paid in April 2013.

7. Common Share ownership of the Board of Directors and Group Executives

a) Board of Directors

The following table presents information, at December 31, 2012 and 2011, with respect to the beneficial ownership of Common Shares by each of our directors. Although Evan G. Greenberg is Chairman of the Board, details of Mr. Greenberg's Common share ownership are included in Note 7 b) below. Unless otherwise indicated, the named individual has sole voting and investment power over the Common Shares listed in the Common Shares Beneficially Owned column.

Name of Beneficial Owner	Year	Common Shares Beneficially Owned	Common Shares Subject to Options [1]	Weighted Average Option Exercise Price in CHF	Option Exercise Years	Restricted Stock Units [2]	Restricted Common Stock [3]
Michael G. Atieh [4]	**2012**	**19,327**	—	—	—	**30,359**	**1,860**
	2011	18,671	8,000	30.10	0.87	29,409	2,019
Mary A. Cirillo	**2012**	**8,998**	—	—	—	**12,641**	**3,056**
	2011	6,565	—	—	—	12,245	3,244
Michael P. Connors	**2012**	**2,433**	—	—	—	—	**3,322**
	2011	—	—	—	—	—	3,244
Bruce L. Crockett	**2012**	—	—	—	—	—	—
	2011	17,987	8,000	30.10	0.87	27,596	2,163
Robert M. Hernandez	**2012**	**65,292**	—	—	—	**22,183**	**1,860**
	2011	62,314	—	—	—	21,489	2,019
John A. Krol	**2012**	—	—	—	—	—	—
	2011	11,171	—	—	—	13,089	3,172
Peter Menikoff [5]	**2012**	**30,066**	—	—	—	**48,734**	**3,056**
	2011	26,460	—	—	—	47,208	3,316
Leo Mullin	**2012**	**7,444**	—	—	—	**4,955**	**1,860**
	2011	5,930	—	—	—	4,800	2,019
Thomas J. Neff	**2012**	**25,851**	—	—	—	**40,194**	**3,215**
	2011	23,976	—	—	—	38,936	3,388
Robert Ripp	**2012**	**31,715**	—	—	—	**25,469**	**1,860**
	2011	28,239	4,000	30.57	1.37	24,672	2,019
Eugene B. Shanks, Jr.	**2012**	**1,514**	—	—	—	—	**1,860**
	2011	—	—	—	—	—	2,019
Theodore Shasta	**2012**	**3,501**	—	—	—	—	**1,860**
	2011	1,987	—	—	—	—	2,019
Olivier Steimer	**2012**	**7,003**	—	—	—	**3,062**	**1,860**
	2011	5,121	—	—	—	2,966	2,019
Total	**2012**	**203,144**	—	—	—	**187,597**	**25,669**
	2011	208,421	20,000	30.19	0.97	222,410	32,660

(1) Represents Common Shares that the individual has the right to acquire within 60 days of December 31, 2012 and 2011, respectively, through option exercises (all options are vested).

(2) Represents Common Shares that will be issued to the director upon his or her termination from the Board. These Common Shares relate to stock units granted as director's compensation and associated dividend reinvestment accruals.

(3) Represents Common Shares with respect to which the individual has the power to vote (but not to dispose of).

(4) Mr. Atieh shares with other persons the power to vote and/or dispose of 341 and 1,535 of the Common Shares listed at December 31, 2012 and 2011, respectively.

(5) Mr. Menikoff shares with other persons the power to vote and/or dispose of 4,185 and 4,510 of the Common Shares listed at December 31, 2012 and 2011, respectively.

b) Group Executives

The following table presents information, at December 31, 2012 and 2011, with respect to the beneficial ownership of Common Shares by each of our Group Executives. Unless otherwise indicated, the named individual has sole voting and investment power over the Common Shares listed in the Common Shares Beneficially Owned column.

Name of Beneficial Owner	Year	Common Shares Beneficially Owned	Common Shares Subject to Options [1]	Weighted Average Option Exercise Price in CHF	Option Exercise Years	Restricted Common Stock [2]
Evan G. Greenberg [3] [4]	**2012**	**694,119**	**1,150,703**	**47.61**	**4.67**	**252,358**
	2011	460,568	1,363,766	39.18	4.21	275,798
Philip Bancroft [5]	**2012**	**157,193**	**164,822**	**47.36**	**4.51**	**63,092**
	2011	136,597	189,211	39.33	4.19	69,953
Robert Cusumano [6] [7]	**2012**	**46,684**	**92,081**	**48.73**	**5.40**	**38,499**
	2011	35,628	79,207	44.85	5.98	43,183
John Keogh	**2012**	**48,159**	**104,885**	**52.44**	**6.38**	**93,408**
	2011	33,252	78,419	48.08	6.82	98,942
John Lupica [8]	**2012**	**68,194**	**100,805**	**47.71**	**4.66**	**44,490**
	2011	60,759	88,430	43.82	5.18	46,188
Total	**2012**	**1,014,349**	**1,613,296**	**47.97**	**4.81**	**491,847**
	2011	726,804	1,799,033	40.06	4.45	534,064

(1) Represents Common Shares that the individual has the right to acquire within 60 days of December 31, 2012 and 2011, respectively, through option exercises, both vested and unvested.

(2) Represents Common Shares with respect to which the individual has the power to vote (but not to dispose of).

(3) Mr. Greenberg shares with other persons the power to vote and/or dispose of 50,684 and 37,450 of the Common Shares listed at December 31, 2012 and 2011, respectively.

(4) Mr. Greenberg has pledged 80,000 and 404,873 Common Shares in connection with a margin account at December 31, 2012 and 2011, respectively.

(5) Mr. Bancroft has pledged 41,000 and 136,597 Common Shares in connection with a margin account at December 31, 2012 and 2011, respectively.

(6) Mr. Cusumano shares with other persons the power to vote and/or dispose of 1,800 of the Common Shares listed at both December 31, 2012 and 2011, respectively.

(7) Mr. Cusumano has pledged 29,399 and 32,399 Common Shares in connection with a margin account at December 31, 2012 and 2011, respectively.

(8) Mr. Lupica shares with other persons the power to vote and/or dispose of 35,700 and 15,552 Common Shares listed at December 31, 2012 and 2011, respectively.

8. Significant shareholders

The following table presents information regarding each person, including corporate groups, known to ACE to own beneficially or of record more than five percent of ACE's outstanding Common Shares at December 31, 2012 and 2011.

	2012		2011	
Name of Beneficial Owner	**Number of Shares Beneficially Owned**	**Percent of Class**	Number of Shares Beneficially Owned	Percent of Class
BlackRock, Inc.	**25,693,352**	**7.56%**	24,722,246	7.34%
Capital World Investors	**25,477,900**	**7.50%**	25,294,800	7.51%
Wellington Management Company, LLP	**23,750,703**	**6.99%**	21,070,721	6.25%
FMR LLC	**18,541,281**	**5.46%**	N/A	N/A

9. Risk assessment and management

The management of ACE is responsible for assessing risks related to the financial reporting process and establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chairman of the Board of Directors/Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of ACE's consolidated financial statements for external purposes in accordance with GAAP. In addition, under Swiss Law, the Board of Directors of ACE has the ultimate responsibility for establishing an internal control system on the financial statements.

The Board, operating through its Audit Committee comprised entirely of directors who are not officers or employees of ACE, is ultimately responsible for oversight of the financial reporting process and safeguarding of assets against unauthorized acquisition, use, or disposition. The Board usually meets four times per year in regularly scheduled meetings, but will meet more often if necessary. The Board met six times during 2012, including two telephonic meetings. The Audit Committee participated in six regularly scheduled meetings (two of which were telephonic), four telephonic earnings discussions, two joint sessions with the Risk and Finance Committee relating to ERM and review of reserves and one training session. The Audit Committee meets with management, the independent registered public accountants and the internal auditor; approves the overall scope of audit work and related fee arrangements; and reviews audit reports and findings. In addition, the independent registered public accountants and the internal auditor meet separately with the Audit Committee, without management representatives present, to discuss the results of their audits; the adequacy of ACE's internal control; the quality of its financial reporting; and the safeguarding of assets against unauthorized acquisition, use, or disposition.

10. Other disclosures required by Swiss law

a) Expenses

Total personnel expenses amounted to CHF 8.0 million and CHF 6.2 million for the years ended December 31, 2012 and 2011, respectively.

Total amortization expense related to tangible property amounted to CHF 0.7 million and CHF 0.5 million for the years ended December 31, 2012 and 2011, respectively.

b) Fire insurance values of property and equipment

Total fire insurance values of property and equipment amounted to CHF 7.537 million and CHF 7.323 million at December 31, 2012 and 2011, respectively.

Proposed appropriation of available earnings

Our Board of Directors proposes that the Company's disposable profit as shown below be carried forward without distribution of a dividend. At December 31, 2012, 342,832,412 of the Company's Common Shares were eligible for dividends. The following table shows the appropriation of available earnings as proposed by the Board of Directors for the year ended December 31, 2012.

(in millions of Swiss francs)	2012	2011
Net income	**500**	612
Balance brought forward	**1,985**	1,370
Par value reduction on treasury shares	**5**	—
Attribution reserve for treasury shares	**157**	3
Balance carried forward	**2,647**	1,985

The Board of Directors proposes to the Annual General Meeting to appropriate the net income to the free reserve in accordance with the table above.

Our Board of Directors proposes distributions to shareholders through par value reductions, the same method approved at our annual general meeting in 2012. We have used this method because payment of a dividend in the form of a par value reduction is more appropriate for us under current Swiss law and is not subject to the Swiss withholding tax, which has a rate of 35 percent. We are thus requesting shareholder approval for an annual par value reduction amount, to be paid to shareholders pursuant to a formula in four equal installments.

The par value reduction in an aggregate CHF amount equal to $2.04 per share, using the USD/CHF currency exchange ratio as published in The Wall Street Journal on the fourth New York business day (or, if not published that day, then as reported on The Wall Street Journal's website as of the close of business on the previous New York business day) prior to the date of the 2013 Annual General Meeting, which we refer to as the Base Annual Dividend. The Base Annual Dividend will be payable in four installments; provided that each of the CHF installments will be adjusted pursuant to the formula so that the actual CHF par value reduction amount for each installment will equal $0.51, subject to an aggregate upward adjustment for the four installments of 50% of the Base Annual Dividend (the Base Annual Dividend plus the aggregate upward adjustment for the four installments together referred to as the Dividend Cap). Application of the formula will mean that the CHF amount of each installment will be determined at the approximate time of distribution, while the U.S. dollar value of the installment will remain $0.51 unless and until the Dividend Cap is reached. A par value reduction that would otherwise exceed the Dividend Cap will be reduced to equal the CHF amount remaining available under the Dividend Cap, and the U.S. dollar amount distributed will be the then-applicable U.S. dollar equivalent of that CHF amount.

REPORT OF THE STATUTORY AUDITOR TO THE GENERAL MEETING OF ACE LIMITED, ZURICH ON THE (SWISS STATUTORY) FINANCIAL STATEMENTS

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of ACE Limited, which comprise the balance sheet, statement of income and notes (pages S-2 to S-13), for the year ended December 31, 2012.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the year ended December 31, 2012 comply with Swiss law and the company's articles of incorporation.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

/s/ Ray Kunz	/s/ Philip Kirkpatrick
Ray Kunz	Philip Kirkpatrick
Audit expert	Audit expert
Auditor in charge	

Zurich, March 1, 2013

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ENVIRONMENTAL STATEMENT

ACE Group Greenhouse Gas Reduction Programs

As an insurance company, ACE's "environmental footprint" is relatively modest, but through our Corporate Greenhouse Gas Inventory Program and Corporate Environmental Strategy, we work to reduce it even further. Some of the primary objectives of our environmental strategy are to measure, record and reduce ACE's corporate GHG emissions.

In 2007, ACE joined the voluntary U.S. Environmental Protection Agency (EPA)-sponsored Climate Leaders program, through which the company was able to develop long-term, comprehensive climate-change strategies, inventory its emissions and set a six-year GHG reduction goal of 8% per employee. While the program was discontinued in September 2011, ACE's Corporate GHG Inventory Program remains active using its methodology, which is based on the World Resources Institute and the World Business Council for Sustainable Development (WRI/WBCSD) GHG Protocol for data collection and analysis. Since achieving our initial goal years ahead of schedule, we have further decreased emissions, bringing our overall reduction to more than 27% per employee since 2006.

ACE Group 2011 & 2012 GHG Inventory Data - Normalized Emissions Goal Tracking

	2006 (base)	2011	2012	change
Total Emissions (CO_2-eq. (metric tons))	72,441	58,389	60,647	**(16.3)%**
Normalization Factor (FTE employees)	13,648	14,651	15,673	**14.8 %**
Normalized Emissions (CO_2-eq./NF Units)	5.31	3.99	3.87	**(27.1)%**

NOTE: In 2011, ACE updated its data collection methods and thus a recalculation of previously reported inventories (2006-2010) was performed. Normalization accounts for part-time employees and acquisitions. This data represented here has been verified to ERM's GHG Performance Data Assurance Methodology.

ACE's GHG emissions data are third-party verified on an annual basis. The company's most recent GHG Inventory for 2012 was verified by Environmental Resources Management and the verification statement can be found on the following page.

In addition to tracking GHG emissions versus its goals, ACE reports its GHG emissions data to the Carbon Disclosure Project (CDP), an organization that scores carbon emissions information from thousands of corporations on behalf of the global investment community. In 2012, ACE was one of three companies - and the only insurer - named to all four of the organization's Leadership Indices: the Global 500 Carbon Performance Leadership Index (CPLI) and Carbon Disclosure Leadership Index (CDLI), and the S&P 500 CPLI and CDLI. ACE's CDP submission resulted in a disclosure score of 94, its highest to date and up from 82 in 2011, and a performance score of A.

ACE's Global GHG Management Plan concentrates primarily on reducing energy consumption at the facility level - specifically, in owned buildings and larger, long-term leased spaces.

One approach to reducing GHG emissions was through decreasing our overall real estate by condensing office locations and reducing the size of individual work spaces. In 2008 ACE acquired a 300,000-square-foot office building in Chicago with the purchase of Combined Insurance Company of America. The relocation of employees to a more efficient, 100,000-square-foot office space significantly reduced the per-person energy consumption. The application of new company standards for the number and size of offices and the size of cubicle space also reduced total per-person square footage and allowed more light into the space, which decreased electricity consumption.

In ACE's North American headquarters in Philadelphia, we have reduced energy consumption by over 20% since 2006 through the installation of new boilers and LED lighting and the use of variable speed drive HVAC equipment. Through these steps, ACE earned LEED Silver certification in 2009 and was also awarded Energy Star Certification by the U.S. EPA in 2010 and 2012.

In July 2011, our Bermuda office building was awarded LEED Gold certification - the first building in Bermuda to be awarded the designation - due in large part to a re-lamping of office lights, applying a floating temperature set point and installing motion sensors and timers on office equipment. These actions reduced electrical needs by approximately 500,000 kWh (358 mtons CO_2e) per year.

Information about ACE's full range of environmental efforts, including insurance solutions to help customers manage their environmental and climate change risks, corporate initiatives to control our own ecological impact and philanthropic actions in support of environmental causes, can be found in the company's annual Environmental Report, which is available at www.acegroup.com.

Independent Verification Statement on the ACE Group Greenhouse Gas Emission Data for CDP Reporting

Environmental Resources Management (ERM) was retained by ACE Group (ACE) to provide an independent review of greenhouse gas (GHG) emission data.

This verification statement provides a summary of the work carried out and our conclusions and is provided for ACE's stakeholders. ACE plans to use this Verification Statement in its submittal to the Carbon Disclosure Project (CDP).

Verification Objectives

The objective of the verification was to assess the data against the following criteria:

- Completeness, i.e., whether all significant contributions were captured;
- Comparability, i.e., whether data are being reported in a consistent way;
- Use of appropriate methods for measurement/monitoring and calculation, i.e., whether the measurement techniques are appropriate and reliable and whether calculations are correct (use appropriate formulae, conversion factors, and assumptions); and
- Accuracy and precision, i.e., whether the measurements/ estimates provide a value that is repeatable and approximates closely the true value.

Verification Scope

ERM conducted a limited verification of ACE's GHG emissions data for the calendar year ending December 31, 2012 for the following subject matter:

- CO_2 emission equivalents from stationary combustion (Scope 1 emissions);
- CO_2 emission equivalents from purchased energy (Scope 2 emissions);
- CO_2 emission equivalents from mobile sources (Scope 1 emissions);
- CO_2 emission equivalents from business travel (Scope 3 emissions); and
- CO_2 emission equivalents associated with refrigerant emissions (Scope 1 emissions).

The scope of data reviewed included a representative sampling of operating records, utility bills, measurement techniques, and aggregation methods for GHG emission data, including the corporate GHG-related data collection process. ERM applied a materiality threshold of 5% for the evaluation of ACE's GHG emission data at both the corporate and site levels.

Verification Criteria

- The GHG emissions reporting policy prepared by ACE;
- General consistency with WRI/WBCSD Greenhouse Gas (GHG) Protocol and ERM's GHG Performance Data Assurance Methodology.

Responsibilities

ACE maintained responsibility for gathering and calculating all GHG emission data. The accuracy and completeness of this information is subject to inherent limitations given their nature and methods for determining, calculating and estimating such data.

ERM delivered this work in accordance with the Guidance for ERM's GHG Performance Data Assurance Methodology. ERM planned and performed this work to obtain all the information and explanations deemed necessary to provide a basis for our verification conclusions.

During 2012, ERM did work with ACE on unrelated consulting engagements. However, ERM performed strict conflict of interest checks and has had no involvement in data collection, allowing ERM to provide an independent evaluation and verification statement.

Verification Methodology

ERM's verification methodology included the following work:

- Development and adherence to a sampling plan;
- Evaluation of the data collection and GHG emission calculation processes, including interviews with responsible personnel;
- Detailed review of source data from five ACE locations, including two located outside the United States, accounting for approximately 10% of ACE's total GHG emissions. The locations were selected by ERM based on quantitative and qualitative criteria. Comparison of ACE's 2012 GHG emissions' dataset to previous year's data (2006-2011) to test completeness and consistency as well as to check for discrepancies among similar sites across reporting years. Changes in office locations were identified and confirmed with ACE Group.
- Review of the management and reporting processes for GHG emission data, and assessment of the consolidation of data at the corporate level.

The methodology was documented as required in Guidance for ERM's GHG Performance Data Assurance Methodology.

Conclusions

On the basis of the work undertaken, nothing came to our attention to suggest that the GHG assertion:

- Is not materially correct and is not a fair representation of GHG data and information; and
- Has not been prepared in accordance with the related standards for GHG quantification, monitoring and reporting identified in the verification criteria.

During the review period, ERM identified a number of nonmaterial issues, which were discussed with ACE. These issues and the associated recommendations are included in detail in a separate report.



ERM
Exton, Pennsylvania, USA
March 2013

ACE Limited
Bärengasse 32
CH-8001 Zurich
Switzerland

www.acegroup.com


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